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5-82387 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

RECD S.E.C.
JAN 1 2 2007
1086

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

* Hinge Global Resource Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Cayman Islands
(Jurisdiction of Subject Company's Incorporation or Organization)

Chinasoft International Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

PROCESSED
JAN 29 2007
THOMSON
FINANCIAL

N/A
(CUSIP Number of Class of Securities (if applicable))

Dr. Henry Chen, Chinasoft International Limited, 4607-4608, 46th Fl. CoscoTower, 183 Queen's Road, Central, Hong Kong, Tel. (852) 29152830
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

A copy of the following is attached to this Form CB as Exhibit A:

Offer By Chinasoft International Limited ("Chinasoft") To Acquire All The Issued Share Capital Of Hinge Global Resource Inc. (The "Company") dated January 2, 2007.

Item 2. Informational Legends

The required legend is included on the outside cover page of the offering document used in the transaction attached to this Form CB as Exhibit A. See Rule 802(b).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders: N/A.

(2) Copies of any documents incorporated by reference into the home jurisdiction document(s): N/A.

(3) Power of attorney: N/A.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Chinasoft International Limited has separately filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Chinasoft International Limited will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Dr. CHEN Yuhong,
Chief Executive Officer, Chinasoft International Limited

January 2, 2007

EXHIBIT A

Sce attached.

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about any aspect of this letter, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

This Offer (defined below) is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements referred to in the Offer have been prepared in accordance with foreign accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a court in the United States.

CHINASOFT INTERNATIONAL LIMITED

4607-4608, 46th Floor
COSCO Tower
183 Queen's Road, Central
Hong Kong

Tel:(852)29152830 Fax:(825)29152285 E-mail:wfok@icss.com.cn

2 January 2007

Dear Sir or Madam

OFFER BY CHINASOFT INTERNATIONAL LIMITED ("CHINASOFT") TO ACQUIRE ALL THE ISSUED SHARE CAPITAL OF HINGE GLOBAL RESOURCE INC. (THE "COMPANY")

1. INTRODUCTION

This letter contains or refers to the terms and conditions of an offer (the "**Offer**") for all your shares in the Company and should be read in conjunction with the terms and conditions contained in or referred to in the proposed sale and purchase agreement ("**SPA**") relating to the sale and purchase of the Shares.

The following documents are enclosed with this letter:

(a) the SPA; and

(b) the 2006 Annual Report and the quarterly and interim reports for the nine months ended 30 September 2006.

Unless the context requires otherwise, the capitalized terms used in this letter shall have the same meanings as in the SPA.

2. THE OFFER

Chinasoft hereby offers to acquire, on the terms and subject to the conditions set out or referred to in this letter and in the SPA, all of the Shares.

The Shares will be acquired by Chinasoft free from all Encumbrances.

Your attention is drawn to paragraph 6 below entitled, "Procedure for Acceptance of the Offer," which sets out the procedure for accepting the Offer.

The Offer will close at 1:00 p.m. (Hong Kong time) on 1 May 2007 (the "**Offer Closing Date**") but Chinasoft reserves the right to close the Offer earlier.

3. CONDITIONS OF THE OFFER

The Offer is conditional, *inter alia*, upon the following:-

(a) Satisfaction or waiver of all the Conditions set out in clause 3.1 of the SPA; and

(b) the acceptance of the Offer by Shareholders representing at least 90 per cent. of the total issued share capital of the Company.

4. INDICATIONS OF INTENTION TO ACCEPT THE OFFER

Shareholders representing approximately 96.71 per cent. of the issued Shares have indicated they intend to accept the Offer and to sign the SPA. Amongst these shareholders are Greater Pacific Capital Ltd., Scube Systems Limited, China Tiger Investments Limited, Easy Win Technology Limited, Pine Flower River Inc., XFY Limited, Genius Investments Company Limited, George Wu, Biliang Hu and IDG Technology Venture Investments, LP.

The Closing Date under the SPA is scheduled to occur in accordance with clause 4 of the SPA.

5. COMPULSORY ACQUISITION

Upon the Closing taking place, Chinasoft is expected to hold at least 96.71 per cent. of the issued Shares and intends to exercise the right to acquire compulsorily all outstanding Shares not tendered to the Offer pursuant to the provisions of the Companies Law. The steps to be followed to acquire compulsorily all outstanding Shares would be as follows:-

(a) Chinasoft would send, within two months after the expiration of a period of four months from the date of this letter, notices of compulsory acquisition to the remaining Shareholders who did not accept the Offer (the "**Notices**"); and

(b) one month after the Notices have been served, Chinasoft would send copies of the Notices together with the appropriate portion of the Share Purchase Price payable for the outstanding Shares in accordance with the terms of the SPA to the Company to be held on trust for each of the remaining Shareholders until they instruct the Company to transfer the relevant Share Purchase Price and the Earn-out Payment, if any, to them unless a dissentient Shareholder instituted proceedings in the Grand Court of the Cayman Islands objecting to the compulsory acquisition.

Once the Share Purchase Price has been sent to the Company, the outstanding Shares would be automatically transferred to Chinasoft and the register of members of the Company would be updated to reflect Chinasoft as the registered holder of all the Shares. The Company would then become a wholly-owned subsidiary of Chinasoft.

Shareholders whose outstanding Shares are acquired by compulsory acquisition should note that they will not receive their proportion of the Share Purchase Price (and the Earn-out Payment, as the case may be) for the outstanding Shares until completion of the compulsory acquisition (which is not expected to occur prior to 1 June 2007) and that there may be a further delay in payment as Chinasoft will be required to pay such consideration to the Company (which will hold the consideration on trust for the relevant Shareholders) rather than directly to those Shareholders.

The consideration tendered in any compulsory acquisition will be the same as the consideration payable under the SPA.

Shareholders who are in doubt as to what action to take should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser. If they are in doubt as to their rights and obligations under the provisions of Cayman Islands Law in respect of any compulsory acquisition of the outstanding Shares, they should consult a solicitor or other professional adviser qualified to advise on matters of Cayman Islands law.

6. PROCEDURE FOR ACCEPTANCE OF THE OFFER

To accept the Offer in respect of all of your Shares you must do the following:-

(a) sign the SPA at the appropriate places in the presence of a witness who should also sign with his full name and address; and

(b) return the signed SPA (in accordance with (a) above together with the relevant Share certificate(s) by post to Chinasoft at the address shown at the head of this letter as soon as possible but in any event so as to be received no later than 1:00 p.m. (Hong Kong time) on the Offer Closing Date. No acknowledgement of receipt of documents will be given by or on behalf of Chinasoft.

If for any reason the relevant Share certificate(s) is/are lost or not readily available and you would like to accept the Offer, you should nevertheless complete, sign and return the SPA, so as to be received by Chinasoft no later than the Offer Closing Date, together with any Share certificate(s) that you have available, accompanied by a letter stating that the balance will follow or that you have lost one or more of your Share certificate(s).

Chinasoft reserves the right to treat as valid any acceptance of the Offer in relation to the Shares which is not entirely in order or which is not accompanied by the relevant Share certificate(s). In that event, the Share Purchase Price (and the Earn-out Payment, as the case may be) will not be paid until after the relevant Share certificate(s) or indemnities satisfactory to Chinasoft have been received.

If you are in any doubt as to the procedure for acceptance, please contact Chinasoft. Please note that Chinasoft will not provide any financial or investment advice.

7. SETTLEMENT

Settlement of the Share Purchase Price (and the Earn-out Payment, as the case may be) to which a Shareholder is entitled under the Offer shall be effected in accordance with the terms of the SPA in respect of acceptances received complete in all respects by the Closing Date and within 21 days from the Offer Closing Date in respect of acceptances received complete in all respects after the Closing Date.

8. TAXATION

Chinasoft shall not be held responsible for any tax payments, fees, levies, imposts, claims and charges arising from the acceptance or non-acceptance of the Offer. All such tax and expenses shall be solely borne by you as one of the Shareholders.

In particular, Shareholders should note that sellers' ad valorem stamp duty arising in connection with the transfer of the Shares to Chinasoft will be payable by Shareholders at the rate of HK$1.00 for every HK$1,000.

Yours faithfully

Duly authorised for and on behalf of
Chinasoft International Limited

DML/lg/228727

THIS AGREEMENT is entered into on the 2nd day of January, 2007

BETWEEN

(1) **CHINASOFT INTERNATIONAL LIMITED**, a company incorporated in the Cayman Islands with its registered office situated at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, Cayman Islands, British West Indies and its principal place of business in Hong Kong situated at Units 4607-4608, 46th Floor, COSCO Tower, 183 Queen's Road Central, Hong Kong ("**Chinasoft**");

(2) **THE PRINCIPAL SHAREHOLDERS**, with particulars set forth in Part A of **Schedule 1**;

AND

(3) **HINGE GLOBAL RESOURCE INC.**, a company incorporated in the Cayman Islands with its registered office situated at the offices of CARD Corporate Services Limited, Zephyr House, 122 Mary Street, P.O. Box 709, Grand Cayman KY1-1107, Cayman Islands (the "**Company**").

WHEREAS

(a) reference is made to the share sale and purchase agreement (the "**Sale and Purchase Agreement**") of even date entered into between, inter alia, Chinasoft, the Principal Shareholders, GPC and the Company;

(b) the parties hereto agree to enter into this Agreement to set forth the further arrangements amongst themselves;

(c) the Principal Shareholders and GPC are the shareholders (the "**Shareholders**") of the Company as at the date hereof and will sell their Shares (as defined in the Sale and Purchase Agreement) to Chinasoft upon the terms and conditions set forth in the Sale and Purchase Agreement; and

(d) the parties hereto agree that this Agreement constitutes and will constitute a valid and binding agreement amongst themselves.

NOW THEREFORE in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement and the Sale and Purchase Agreement and intending to be legally bound hereby and thereby, the parties hereto agree as follows:-

1. INTERPRETATION AND DEFINITIONS

1.1 Unless otherwise defined below, the capitalized terms used herein shall have the same meanings as defined in the Sale and Purchase Agreement.

"Claim"	means any claim for breach of this Agreement, any claim for breach of any of the Warranties or under the indemnity in Clauses 4.5 and 4.16;
"Disclosure Letter"	means the letter in the agreed form issued by the Company to Chinasoft on the date of this Agreement containing certain matters;
"DoubleBridge Plan"	means any Plan of which DoubleBridge or an ERISA Affiliate is or was a Plan Sponsor, to which DoubleBridge or an ERISA Affiliate otherwise contributes or has contributed, or in which DoubleBridge or an ERISA Affiliate otherwise participates or has participated;

"ERISA"	means the Employee Retirement Income Security Act of 1974 of the US;
"ERISA Affiliate"	means any other Person that, together with DoubleBridge, would be treated as a single employer under the Inland Revenue Code section 414 of the US;
"Intellectual Property"	means, collectively and in any territory, (i) patents, trademarks, service marks, copyrights, moral rights, registered designs, domain names, software, utility models, inventions, trade secrets, confidential information, know-how and business names, whether registered or not; (ii) applications for registration, and the right to apply for registration, of any of the foregoing in any territory; and (iii) trademarks, patents, copyrights, moral rights and trade secrets and all other intellectual property rights of any kind or nature;
"Knowledge"	means a person's actual knowledge and shall be deemed to include a representation that such person has made all due and reasonable inquiry;
"Law"	means any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree, policy, guideline or other requirement or arbitration award or finding having binding effect in relation to the relevant Person;
"Licenses"	means all licenses, permits, certificates, authorizations, approvals, filings, registrations and similar consents granted or issued by any Authority;
"Losses"	means all losses, liabilities, damages, deficiencies, suits, debts, obligations, Encumbrances, interest, penalties, expenses, judgments or settlements of any nature or kind (with such settlement not to be agreed without the consent of any indemnifying party, not to be unreasonably withheld), including all reasonable costs and expenses related thereto, including without limitation reasonable attorneys' and advisors' fees and disbursements, court costs, amounts paid in settlement and reasonable expenses of investigation, whether at law or in equity, whether known or unknown, of any kind or nature;
"Other Benefit Obligation"	means any obligation, arrangement or customary practice owed, adopted or followed by DoubleBridge or any ERISA Affiliate to provide benefits, other than salary, as compensation for services rendered, to present or former directors, officers, employees or agents, other than obligations, arrangements and practices that are Plans. Other Benefit Obligations include consulting fees rendered, sabbatical policies, severance payment policies, and fringe benefits within the meaning of the Inland Revenue Code section 132 of the US;
"Person"	means any individual, corporation, company, partnership

	(limited or general), limited liability company, joint venture, association, trust or other business entity;
"Plan"	has the meaning specified in section 3(3) of the ERISA;
"Plan Sponsor"	has the meaning specified in section 3(16)(B) of the ERISA;
"Related Person"	means, with respect to a particular Person, any other Person directly or indirectly controlling, controlled by or under common control with, such Person and, with respect to an individual, any member of the individual's spouse or child under the age of 18 (by blood or adoption). For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities or otherwise;
"Selling Shareholders"	means the Shareholders who have accepted the offer made by Chinasoft by signing the Sale and Purchase Agreement;
"Tax"	means all federal, provincial, territorial, state, municipal, local, foreign or other taxes, imposts, rates, levies, assessments and other similar charges (and all interest and penalties thereon and additions thereto imposed by any Authority), including, without limitation, all income, excise, franchise, gains, capital, real property, goods and services, transfer, value added, gross receipts, windfall profits, severance, ad valorem, personal property, production, sales, use, license, stamp, documentary stamp, mortgage recording, employment, payroll, social security, unemployment, disability, estimated or withholding taxes, and all customs and import duties;
"Taxing Authority"	means any government authority, domestic or foreign, having jurisdiction over the assessment, determination, collection, or other imposition of Taxes; and
"Warranties"	means the warranties contained in **Schedule 2**.

1.2 The headings in this Agreement are inserted for ease of reference only and do not affect its construction or interpretation.

1.3 A reference to a document in this Agreement in the "agreed form" is to a document agreed by the initial parties and initialed by them or on their behalf for identification purposes.

1.4 References in this Agreement to statutory provisions shall (where the context so admits and unless otherwise expressly provided) be construed as references to those provisions as amended, consolidated, extended or re-enacted from time to time (whether before or after the date of this Agreement).

1.5 In this Agreement:-

(a) words denoting the singular shall include the plural and vice versa;

(b) words denoting one gender shall include each gender and all genders;

(c) references to persons shall be deemed to include references to natural persons, to firms, to partnerships, to bodies corporate, to associations, to organizations and to trusts (in each case whether or not having separate legal personality), but references to individuals shall be deemed to be references to natural persons only;

(d) references to Clauses and schedules are references to Clauses and schedules of this Agreement;

(e) references to paragraphs are, unless otherwise expressly provided, references to paragraphs of the schedule in which the references appear; and

(f) references to the parties include their respective successors in title, permitted assignees, estates and legal personal representatives.

1.6 The Schedules shall be deemed to be incorporated in this Agreement.

2. NON-COMPETITION UNDERTAKING BY THE PRINCIPAL SHAREHOLDERS

2.1 Upon the Closing, each of the Principal Shareholders shall undertake, jointly and severally, to Chinasoft (for itself and for the benefit of its Subsidiaries) that, for a period of two (2) years after the Closing Date, he or it shall not, and shall procure that his or its associates (as such term is defined under the GEM Listing Rules) shall not, either on his/its own account or in conjunction with or on behalf of any person, firm or company, directly or indirectly, be interested or engaged in or acquire or hold (in each case whether acting as a investor, shareholder, partner, agent or otherwise and whether for profit, reward or otherwise) in any business activity that directly competes with that of Chinasoft and its Subsidiaries and each member of the Group in the areas of:-

(a) software outsourcing business for banks and financial institutions; and

(b) software outsourcing business which is originated outside the PRC, Hong Kong, The Macau Special Administrative Region and Taiwan.

2.2 The restrictions in Clause 2.1 shall not be applicable to an investment in not more than five (5) per cent. of the issued share capital or securities of any company or other entity listed on a recognised stock exchange.

2.3 The restrictions in Clause 2.1 shall not be applicable to the business activities conducted by Shanghai Hinge and its wholly-owned Subsidiaries other than members of the Group and their existing business relationships with their customers at the time of the Closing.

3. MATTERS TO BE DEALT WITH PRIOR TO THE CLOSING

3.1 The Principal Shareholders shall procure interest-free loans from the Selling Shareholders or other third parties in an aggregate amount of not less than US$2.5 million to be available to members of the Group at all times within a period of three years from the date hereof.

3.2 The Principal Shareholders shall procure that the loan extended by China Merchant Bank to Hua Teng of RMB40 million as of June 30, 2006 (recorded in the Group's consolidated balance sheet as of that date under the item of "**Bank loans**") shall be repaid in full. Such repayment shall be partially effected by a repayment to Hua Teng of an advancement of

RMB28 million made to Shanghai Hinge (recorded under the item of "Amount receivable from Shareholder" in the consolidated balance sheet of the Group as of June 30, 2006).

3.3 The Principal Shareholders shall procure that the members of the Group shall have, as of the date immediately before the Closing Date, cash or cash equivalent, maintained at licensed banks in the PRC or other countries, of not less than RMB35 million.

4. WARRANTIES GIVEN BY THE PRINCIPAL SHAREHOLDERS

4.1 Each of the Principal Shareholders, jointly and severally, represents, warrants and undertakes to and with Chinasoft that each of the statements set forth in **Schedule 2** and all the information set forth in **Schedule 3** is now and shall at the Closing Date be true and accurate, subject to the matters disclosed in this Agreement or in the Disclosure Letter.

4.2 Each of the Warranties shall be separate and independent and, save as expressly provided to the contrary, shall not be limited by reference to or inference from any other Warranty or any other term of this Agreement.

4.3 None of the Principal Shareholders shall be liable for any Claim unless that Principal Shareholder receives from Chinasoft written notice (within 60 days of Chinasoft becoming aware of such Claim) containing specific details of the Claim including Chinasoft's estimate (on a without prejudice basis) of the amount of the Claim within a period of 18 months after of the Earn-out Payment Date.

4.4 The Principal Shareholders shall not be liable for any single Claim:-

(a) unless the amount of the liability pursuant to that single Claim exceeds US$10,000; and

(b) unless the aggregate amount of the liability of all of the Principal Shareholders for all Claims not excluded by sub paragraph (a) exceeds US$100,000.

4.5 The aggregate amount of the liability of the Principal Shareholders for all Claims shall not exceed 50 per cent. of the aggregate of the Share Purchase Price and the Earn-out Payment payable to the Principal Shareholders.

4.6 Any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn six (6) months after the notice is given pursuant to Clause 4.3 or, in the case of a contingent liability, six (6) months after that liability becomes an actual liability, unless the Proceedings in respect of it have been commenced by being both issued and served. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Claim.

4.7 The Principal Shareholders shall not be liable for any Claim if and to the extent that the fact, matter, event or circumstance giving rise to the Claim is disclosed, allowed, provided or reserved for in the Latest Accounts (as defined in paragraph 8 of **Schedule 2**) or in the Disclosure Letter.

4.8 The Principal Shareholders shall not be liable for any Claim if and to the extent it is attributable to, or the amount of such Claim is increased as a result of, any (i) legislation not in force at the date of this Agreement (ii) change of law (or any change in interpretation on the basis of case law), regulation, directive, requirement or administrative practice or (iii) change in the rates of taxation in force at the date of this Agreement.

4.9 The Principal Shareholders shall not be liable in respect of any Claim to the extent that the amount of such Claim is covered by a policy of insurance or would have been so covered if the policies of insurance effected by or for the benefit of any member of the Group had been maintained after the Closing Date on no less favorable terms than those existing at the date of this Agreement.

4.10 The Principal Shareholders shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out:-

(a) after the Closing Date by Chinasoft or any of its Subsidiaries (or their respective directors, employees or agents or successors in title) outside the ordinary and usual course of business of a member of the Group as at the Closing Date; or

(b) before the Closing Date by any member of the Group or any Principal Shareholder at the direction or request of Chinasoft.

4.11 If any Claim is based upon a liability which is contingent only, the Principal Shareholders shall not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment (but Chinasoft has the right under Clause 4.3 to give notice of that Claim before such time).

4.12 Chinasoft shall procure that all reasonable steps are taken to avoid or mitigate any loss or damage which it may suffer in consequence of any breach by the Principal Shareholders of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a Claim.

4.13 Chinasoft shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one Claim.

4.14 Where a Principal Shareholder has made a payment to Chinasoft in relation to any Claim and Chinasoft or any of its Subsidiaries is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates Chinasoft or any of its Subsidiaries (in whole or in part) in respect of the liability or loss which is the subject of a Claim, Chinasoft or the relevant Subsidiary shall (i) promptly notify the Principal Shareholders of the fact and provide such information as any of them may reasonably require (ii) take all reasonable steps or proceedings as any Principal Shareholder may require to enforce such right and (iii) pay to the relevant Principal Shareholder as soon as practicable after receipt an amount equal to the greater of the amount recovered from the third party (net of taxation and less any reasonable costs of recovery) and the pro rata share of such amount in respect of which that Principal Shareholder and other Principal Shareholders have paid the relevant Claim.

4.15 Chinasoft shall take such all reasonable actions within its power to procure any member of the Group to take such action as the Principal Shareholders may reasonably request to avoid, resist, dispute, defend, compromise or appeal against any claim, action, demand or assessment against such member of the Group which gives rise to a claim by Chinasoft against any of the Principal Shareholders for any breach of the Warranties.

4.16 The Principal Shareholders shall irrevocably, jointly and severally covenant, agree and undertake to fully indemnify and keep Chinasoft and all members of the Group fully indemnified from and against any direct or indirect diminution in or depletion in or reduction in the value of the assets, or increase in the liabilities, or loss, modification, cancellation, reduction or deprivation of any Tax relief of any member of the Group as a direct or indirect result or consequence of or in connection with any Tax falling on any member of the Group in respect of or by reference to any income, profits or gains earned, accrued or received or alleged to have been earned, accrued or received on or before September 30, 2006, or any transactions, events, acts, matters or things entered into or occurring or deemed to enter into or occur on or before such date whether alone or in conjunction with any other events, acts or circumstances wherever, however or whenever occurring and whether or not such Tax is chargeable against or attributable to any other person, firm or company, including any taxation resulting from the receipt by any member of the Group. The amount of the indemnity under this Clause shall be no more than US$350,000.

4.17 The indemnity given under Clause 4.16 does not cover any claim on Tax to the extent that:-

(a) provision has been made for such taxation in the audited consolidated accounts of the Group; or

(b) any increase in the claim on Tax or the amount of any increase in any claim on Tax to the extent that such claim on Tax or such increased amount of the claim on Tax arises or is incurred as a consequence of any change in the law or in the rate of taxation coming into force on or after the Closing Date.

4.18 GPC shall reimburse Chinasoft all legal costs and expenses in relation to the exercise of the compulsory purchase right by Chinasoft under the Companies Law to acquire all the Shares from the Dissenting Shareholders (except for the Share Purchase Price and the Earn-out Payment payable to them) to the extent that the reimbursement amount shall not exceed US$10,000.

4.19 Each Party represents and warrants to the other party that:-

(a) it has been duly incorporated and is validly existed under the laws in respect of such incorporation;

(b) it has the power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby, subject to the obtaining of all those necessary approvals and consents set forth in the Conditions;

(c) it has taken all necessary action or corporate action to authorize the entering into and performance of this Agreement to which it is a party and to carry out the transactions contemplated hereby, subject to the obtaining of all those necessary approvals and consents set forth in the Conditions; and

(d) this Agreement creates a valid and binding obligation on it.

5. OTHER ARRANGEMENTS AMONGST THE PRINCIPAL SHAREHOLDERS AND THE PRE-EMPTION RIGHT

5.1 (a) Immediately prior to the Closing, if the Share Purchase Price is determined to be US$46.5 million or more, GPC shall subscribe for, and the Company shall issue and allot to GPC, such number of new Shares free from all Encumbrances (the "**Management Shares**") whose value shall be equal to US$1.0 million based on a notional valuation of US$55.0 million for all Shares in issue (including the Management Shares) representing 1.8 per cent. of the Shares.

(b) The Management Shares shall then be sold to Chinasoft at the Closing upon the terms and subject to the conditions set forth in this Agreement.

(c) In consideration for the Company issuing and allotting the Management Shares to GPC, GPC shall pay to the Company a subscription price of US$666,666.66 in cash upon the allotment of the Management Shares, and if the aggregate of the Share Purchase Price and the Earn-Out Payment payable is US$55.0 million, then GPC shall pay the Company a further US$333,333.33 by way of adjustment to the subscription price for the Management Shares on the Earn-Out Payment Date.

(d) The subscription proceeds of the Management Shares shall be applied by the Company to make an incentive payment to certain key employees of the members of the Group, which shall consist of a wide group of employees comprised of senior executives, business unit leaders and line managers. The subscription proceeds shall be allocated equally between the three groups for distribution.

(e) In the event that there is any tax or accounting charge or cost from the subscription of the Management Shares affecting the Net Profit, the Net Profit in the relevant year shall be adjusted accordingly to eliminate that charge or cost.

5.2 Subject to full compliance with the Applicable Laws, Chinasoft hereby grants to GPC a pre-emptive right in the event that Chinasoft proposes to offer any shares of, or securities convertible into or exchangeable or exercisable for any shares of, any class of its share capital to any subscribers. The pre-emptive right shall not be applicable to any issue by Chinasoft of:-

(a) any Chinasoft Shares issued or issuable upon conversion of the preferred shares comprising the share capital of Chinasoft;

(b) any Chinasoft Shares issued pursuant to the exercise of options granted or to be granted under the share option scheme adopted by Chinasoft;

(c) any share split, share dividend, recapitalization of Chinasoft or similar transaction for which proportional adjustments are made;

(d) any Chinasoft Shares issued in an underwritten public offering ; and

(e) any Chinasoft Shares to be issued pursuant to the general mandate granted or to be granted to the directors of Chinasoft, pursuant to the requirements under the GEM Listing Rules not exceeding 15 per cent. of the total issued share capital of Chinasoft, PROVIDED THAT the 15 per cent. threshold shall be dispensed with in the event that none of the Series A Preferred Shares (as defined in the articles of association of Chinasoft) remain in issue.

5.3 GPC hereby agrees that it shall comply with all the requirements by the Stock Exchange in the exercise of the pre-emptive right and Chinasoft shall take such steps as may be required to convene a meeting of shareholders to give any necessary consent.

6. OTHER PROVISIONS

The parties hereto acknowledge that clause 15 (termination), clause 16 (Indemnification), clause 18 (Notice) and clause 19 (Miscellaneous) of the Sale and Purchase Agreement shall be applicable hereto, mutatis mutandis, with full force and effect.

EXECUTION PAGE

CHINASOFT

CHINASOFT INTERNATIONAL LIMITED

SIGNED by__________________________)
duly authorized for and on behalf of)
___________________________________)
in the presence of:-)

PRINCIPAL SHAREHOLDERS

SCUBE SYSTEMS LIMITED

SIGNED by__________________________)
duly authorized for and on behalf of)
___________________________________)
in the presence of:-)

EASY WIN TECHNOLOGY LIMITED

SIGNED by__________________________)
duly authorized for and on behalf of)
___________________________________)
in the presence of:-)

PINE FLOWER RIVER INC.

SIGNED by __________________________)
duly authorized for and on behalf of)
___________________________________)
in the presence of:-)

XFL LIMITED

SIGNED by ______________________________)
duly authorized for and on behalf of)
______________________________)
in the presence of:-)

GENIUS INVESTMENTS COMPANY LIMITED

SIGNED by ______________________________)
duly authorized for and on behalf of)
______________________________)
in the presence of:-)

GEORGE WU

SIGNED by **George WU**)
in the presence of:-)

BILIANG HU

SIGNED by **Biliang HU**)
In the presence of:-)

IDG TECHNOLOGY VENTURE INVESTMENTS, LP

SIGNED by ______________________________)
duly authorized for and on behalf of)
______________________________)
In the presence of:-)

CHINA GIWIN INVESTMENTS LIMITED

SIGNED by____________________________)
duly authorized for and on behalf of)
____________________________________)
In the presence of:-)

COMPANY

HINGE GLOBAL RESOURCE INC.

SIGNED by____________________________)
duly authorized for and on behalf of)
____________________________________)
in the presence of:-)

SCHEDULE 1 – PARTICULARS OF THE PRINCIPAL SHAREHOLDERS

	Shareholder	Address	Number of Shares held
1.	Scube Systems Limited	P.O. Box 309, Ugland House, South Church Street, Grand Cayman KY1-1104	1,166,180
2.	Easy Win Technology Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	171,970
3.	Pine Flower River Inc.	Jipfa Building, 3rd Floor, Main Street, P.O. Box 181, Road Town, Tortola, British Virgin Island	1,356,174 (*Note 1*)
4.	XFY Limited	OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands	846,256
5.	Genius Investments Company Limited	Offshore Chambers, P.O. Box 217, Apia, Samoa	40,000 (*Note 2*)
6.	George WU	103 Carnegie Center, Suite 317, Princeton, New Jersey 08540, the US	182,568
7.	Biliang HU	No. 1008, Building 202 Nongguangli, Chaoyang District, Beijing, the PRC	88,918
8.	IDG Technology Venture Investments, LP	Corporation Service Company, 1013 Centre Road, Wilmington, Country of New Castle, Delaware, 19805-1297, the US	149,868
9.	China GIWIN Investments Limited	CARD Corporate Services Limited Zephyr House, 122 Mary Street P.O. Box 709, Grand Cayman KY1-107 Cayman Islands	571,346
	Total		**4,573,280**

Notes:-

(1) The number of Shares includes 571,346 non-vested Shares which are expected to be repurchased and converted into vested Shares prior to the Closing Date and transferred to China GIWIN Investments Limited ("**CGIL**"), a company incorporated in the Cayman Islands and owned by Mr. LEI Hongseng and Mr. Stan WANG in equal shares. CGIC will be one of the Selling Shareholders. The Company shall procure, prior to the Closing, that CGIL will enter into agreements with its shareholders to govern its shares to be vested in certain service providers according to customary terms.

(2) Genius Investments Company Limited ("**GICL**") has been issued a warrant which will be exercised prior to the Closing whereupon GICL will subscribe for 225,205 Shares.

SCHEDULE 2 – WARRANTIES

In this Schedule, unless the context otherwise indicates, each of the Warranties shall be deemed to be repeated mutatis mutandis in relation to each of the other members of the Group.

1. **Corporate matters**

1.1 The Company has been duly incorporated and validly exists and no order has been made or petition presented or resolution passed for the winding up of the Company and no distress, execution or other process has been levied on any of its assets. No receiver or manager has been appointed by any Person in respect of any business or assets of the Company. The Company has taken no steps to enter into liquidation and there are no grounds on which a petition or application could be based for the winding up or appointment of a receiver of the Company.

1.2 The Company has at all times complied with the Company Constitutional Documents, and has full power, authority and legal right to own its assets and carry on its business.

1.3 The register of members (to the extent required to be maintained by applicable laws) and all other statutory books of the Company will be up to date at the Closing and contain full and accurate records of all matters required to be dealt with therein in all material respects and the Company has not received any notice of any application or intended application under the applicable laws and regulations for rectification of the Company's register, and all annual or other returns required to be filed with the Companies Registry or other similar authorities in the Cayman Islands have been properly filed and all legal requirements relating to the issue of shares and other securities by the Company have been complied with.

1.4 The Shares are free from all Encumbrances and third parties' ownership and risks and represent all issued share capital of the Company. At Closing, no warrants, options, notes and all other instruments issued by any member of the Group allowing or requiring any member of the Group to issue share or derivatives or to create by third parties interests will be subsisting.

2. **Assets**

2.1 Save as disclosed in its accounts or in the Disclosure Letter, all members of the Group have good title to all such assets as are necessary to enable it to conduct its business in all material aspects as conducted as at the date of this Agreement.

2.2 Save as disclosed in its accounts or in the Disclosure Letter, all the assets of the members of the Group are in their possession or under their control or in the possession of others under subsisting agreement, license or other arrangement, save for those goods sold by the member of the Group to its customers on credit term. The Shareholders are not aware of any use of any of the Group's assets contravening any applicable laws and regulations.

3. **Real properties**

3.1 All real properties currently used or occupied by the Group are leased by the Group (the "**Company's Properties**"), particulars of which are set forth in **Exhibit 1** to this Schedule.

3.2 Save as disclosed in the Disclosure Letter, the Company has entered into valid and subsisting lease agreements to all the Company's Properties and has exclusive possession of the Company's Properties.

3.3 Use of the Group's Properties for the various purposes for which they are presently being used are permitted as of right under the Applicable Laws.

4. **Trading and general commercial matters**

4.1 Except for the Subscription Agreement, no member of the Group is a party to:-

(a) any contract restricting their freedom of action in relation to its normal business activities; and

(b) any joint venture, agency, shareholders' or partnership agreement which purports to regulate, control or otherwise affect the voting or disposition of shares held by it.

4.2 There is no material contract or agreement to which any member of the Group is a party, which is void, illegal, and unenforceable under any laws or regulations.

4.3 With respect to each material contract to which any member of the Group is party or by which it is bound, any member of the Group have duly performed and complied in all material respects with each of its obligations thereunder.

4.4 There are no guarantees, pledges, mortgages, charges, liens or other Encumbrance given by any member of the Group for any overdraft, loan or other credit facility granted to any Person which is not a member of the Group.

4.5 The execution, delivery and performance of this Agreement will not result in the breach, cancellation or termination of any of the terms or conditions of or constitute a default under any material agreement or contract to which any member of the Group is a party or by which the Group's properties or assets may be adversely affected in any material respect, or violate any applicable laws or regulations.

4.6 All members of the Group carry on their business in compliance with all Applicable Laws. All members of the Group have obtained all licenses, approvals and consents necessary for the carrying on of its business, and all such licenses, approvals and consents are valid and subsisting.

4.7 Without limiting the generality of the foregoing, DoubleBridge has not entered into any contracts with any US governmental agencies and otherwise does not have and has not had any activities related to US national security of the type that is subject to the provisions of the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950, 50 U.S.C. Section 2170, as amended.

5. <u>Organization, standing and qualification</u>

5.1 Each member of the Group is duly organized, validly existing and in good standing (or equivalent status in the relevant Jurisdictions) under, and by virtue of, the laws of the respective jurisdiction of incorporation and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted and as proposed to be conducted, and to perform each of its obligations hereunder and under any agreement contemplated hereunder to which it is a party.

5.2 Each member of the Group is permitted to do business in each jurisdiction where its ownership, lease or operation of property for the conduct of its business requires such qualification, except to the extent where such failure to be so qualified would not have a Material Adverse Effect.

5.3 The Company has delivered to Chinasoft copies of the memorandum of association, the articles of association, or other constitutional documents of each member of the Group, as currently in effect.

6. <u>The Subsidiaries</u>

6.1 The Subsidiaries are all the subsidiaries of the Company. Each of the Subsidiaries has the capitalization, ownership, domicile and head office identified in Schedule 3. All of the issued shares or registered capital or other equity capital in the Subsidiaries are duly authorized, validly issued, fully paid and non-assessable. The Company owns the amount of the issued shares or registered capital in each of the Subsidiaries, as set forth in Schedule 3, free and clear of all Encumbrances.

6.2 As at the Closing Date, no member of the Group has outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating the relevant member of the Group to issue, transfer or sell any securities, as applicable.

6.3 Save as specified in Schedule 3, none of the members of the Group own, of record or beneficially, any direct or indirect equity or other interest in any other company, partnership, joint venture or other non-corporate business enterprise. Other than the Subsidiaries, the Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association or other entity.

7. **Government and regulatory approvals**

7.1 No material approval, consent, compliance, exemption, authorization, or other action by, or notice to, or filing with, any Authority is necessary or required by the Company or the Principal Shareholders in connection with the execution, delivery or performance by the relevant Principal Shareholders and the Company of the Transaction Documents.

8. **Financial statements**

8.1 The Shareholders have delivered to Chinasoft true, correct and complete copies of the pro forma consolidated balance sheets of the Group as of 30 September 2006 (the "**Balance Sheet Date**") and the management accounts of the Group for the nine months period ended the Balance Sheet Date (collectively, the "**Latest Accounts**").

8.2 The Latest Accounts were prepared based on the accounts of each member of the Group which were properly prepared in accordance with the accounting principles in the relevant jurisdiction of that member of the Group and the consolidation in the Latest Accounts has been properly prepared in accordance with International Financial Reporting Standards. On the basis of the accounting bases, practices and policies used in their preparation and having regard to the regard to the purpose for which they were prepared, the Latest Accounts;-

(a) are true and accurate in all material respects, and are not misleading in any material respect;

(b) do not materially over-state the value of the assets nor materially under-state the liabilities of the Group, as at the dates to which they were drawn up; and

(c) do not materially over-state the profits or materially under-state the losses of the Group, in respect of the periods to which they relate.

In the context of this paragraph, "material" and "materially" shall be deemed to refer to facts, matters, circumstances, issues or events which have or the absence of which would have an aggregate cost, benefit or value to the Group of more than five (5) per cent.

8.3 During the preparation of the Latest Accounts, each member of the Group provided all material information that is relevant for the preparation of the Latest Accounts.

8.4 Adequate provision for bad and doubtful debts has been made in the Latest Accounts against the accounts receivable as of the Balance Sheet Date. The accounts receivable represent valid obligations arising from sales actually made or services actually performed in the ordinary course of the Business.

9. **No undisclosed liabilities**

9.1 The liabilities and obligations on the balance sheet included in the Latest Accounts consist solely of accrued liabilities and obligations incurred all members of the Group.

9.2 There are no material liabilities or obligations of the Company or any Subsidiary of any kind whatsoever other than (i) liabilities and obligations disclosed in the Latest Accounts and (ii) liabilities and obligations which have arisen after the Balance Sheet Date in the ordinary course of business (none of which is a liability for breach of contract, breach of warranty, tort, infringement claim or lawsuit) and which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

9.3 No member of the Group has received written notice in relation to any asserted claims for indemnification by any Person against any member of the Group under any law or agreement or pursuant to its organizational documents and neither the Company nor any Shareholder has any knowledge of any facts or circumstances that might reasonably give rise to the assertion of such a claim against any member of the Group thereunder.

10. **Absence of certain changes**

Since the Balance Sheet Date, the Company has conducted its business only in the ordinary course of the Business; there has not been any material adverse change in the assets, liabilities, business, financial condition or results of operations of the Group from that reflected in the Latest Accounts and there has not been any other material occurrence, event, incident, action, failure to act or transaction outside the ordinary course of the Business that has or would be likely to result in a Material Adverse Effect, including but not limited to the following:-

(a) grant of any equity option or right to purchase shares of the Company; issuance of any security convertible into such equity; grant of any registration rights, purchase, redemption, retirement or other acquisition by the Company of any shares; or declaration or payment of any dividend or other distribution or payment with respect to any shares;

(b) amendment to the Company Constitutional Documents;

(c) other than in the ordinary course of the Business, payment or increase by any member of the Group of any bonuses, salaries or other compensation to any director, officer or employee or entry into any employment, severance or similar contract with any director, officer or employee;

(d) damage to or destruction or loss of any asset or property any member of the Group with an aggregate value to any member of the Group in excess of US$10,000.00, whether or not covered by insurance, or any other event giving rise to an extraordinary write down of the Group's assets in excess of US$10,000.00;

(e) entry into, modification, cancellation or termination of or receipt of notice of termination of (i) any material license, distributorship, dealer, sales representative, joint venture, credit, guaranty or other contract to which any member of the Group is a party, or (ii) any contract or transaction involving a total remaining commitment by or to any member of the Group of at least US$10,000.00;

(f) sale, lease or other disposition of any material asset or property of any member of the Group (other than in the ordinary course of Business), including Intellectual Property, or the creation of any Encumbrance on any material asset of the Company;

(g) cancellation or waiver of any claims or rights with a value to any member of the Group in excess of US$10,000.00;

(h) material acceleration or delay in the payment of accounts payable or in the collection of accounts receivable;

(i) material change in the accounting methods used by any member of the Group; or

(j) contract by any member of the Group to do any of the foregoing.

11. Taxes

11.1 All members of the Group have filed on a timely basis all tax returns that they were required to file (taking into account all extensions) by the applicable laws and regulations. All such tax returns and the information and data contained therein have been properly and accurately compiled and completed, fairly present the information purported to be shown therein and reflect all liabilities for taxes for the periods covered by such tax returns.

11.2 All Taxes owed by all members of the Group (whether or not shown on any tax return) have been paid. Neither the Company nor the Subsidiaries are currently the beneficiary of any extension of time within which to file any tax return. There are no liens on any of the assets of all members of the Group that arose in connection with any failure (or alleged failure) to pay any Tax. Neither the Company nor any of the Subsidiaries has ever had any tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge.

11.3 All members of the Group have made adequate provisions on its books of account for all taxes, assessments, and governmental charges with respect to its business, properties, and operations since inception. No member of the Group has or will have any additional liability for Taxes with respect to any tax return which was required by the applicable laws and regulations to be filed on or before the Closing Date. All members of the Group have withheld and paid all taxes required by the applicable laws and regulations to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

11.4 There is no event pending or threatened which would give rise to any aspect of any preferential tax treatment being challenged, modified or revoked by any tax Authority.

11.5 No member of the Group is currently subject to any investigation, audit, visit or other Proceedings by any Tax or excise authority. No member of the Group has received any notice that any such investigation, audit, visit or Proceedings is pending or threatened with respect to any Taxes due from or with respect to any member of the Group or any tax return filed by or with respect to any member of the Group.

11.6 There are no Encumbrances upon any properties or assets of all members of the Group arising from any failure or alleged failure to pay any Tax.

11.7 Without limiting the generality of the foregoing, DoubleBridge:-

(i) is not, and has not been, a US real property holding corporation (as defined in Section 897(c)(2) of the Inland Revenue Codes of 1986, as amended (the "**Code**")) during the applicable period specified in Code Section 897(c)(1)(A)(ii);

(ii) has not made or become obligated to make, and will not as a result of any transaction contemplated under this Agreement become obligated to make, any payments that could be non-deductible by reason of Section 280G (without regard to subsection (b)(4) thereof) or 162(m) of the Code, nor will the Company be required to "gross up" or otherwise compensate any individual because of the imposition of any excise tax on such a payment to the individual;

(iii) will not be obligated to pay Taxes of any Person other than itself under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law);

(iv) has not been a party to a transaction that has been reported as a reorganization within the meaning of Section 368 of the Code, distributed a corporation in a transaction that was reported as qualifying under Section 355 of the Code, or been distributed in a transaction that was reported as qualifying under Section 355 of the Code;

(v) either, (i) DoubleBridge will not be subject to any limitation under sections 382 or 383 of the Code, except as a result of the transfer by the Shareholders of the Shares to Chinasoft pursuant to this Agreement, or (ii), if a such a section 382 limitation exists, the Shareholders and DoubleBridge will make an election under Treas. Reg. Section 1.1502-95 to allocate all of the consolidated section 382 limitation to Chinasoft.

12. Litigation

12.1 There are no Proceedings pending or threatened against or affecting any member of the Group or any of their properties or officers or directors (in their capacities as such) other than those reserved for in the Latest Accounts in accordance with the applicable accounting standards.

12.2 There is no judgment, decree or order against any member of the Group or any of their directors, officers or employees (in their capacities as such) other than those reserved for in the Latest Accounts in accordance with the applicable accounting standards.

12.3 No Authority or customer has indicated in writing an intention to conduct any audit, investigation or other review with respect to any member of the Group. All Proceedings have been timely reported to all applicable insurance carriers and no reservation of rights or denial of coverage has been issued by any such carrier.

12.4 There is no Proceeding by any member of the Group currently pending or that any member of the Group currently intends to initiate.

13. Compliance with laws

13.1 All members of the Group have complied in all material respects with, is not in violation in any material respect of and has not received any notices of violation with respect to, any national, regional, local or foreign statute, law, regulation, judgment, order or decree of any Authority or any other applicable law with respect to the ownership or operation of the Business.

13.2 No investigation or review by any Authority (including any audit or similar review by any national, state or local Taxing Authority) with respect to any member of the Group is pending or threatened, nor has any Authority indicated in writing to it an intention to conduct the same.

13.3 Without limiting the generality of the foregoing, DoubleBridge is, and since its formation has been, in compliance in all material respects with all laws related to (i) the export of goods and services to any foreign jurisdiction against which the US or the United Nations maintains sanctions or export controls, including applicable regulations of the US Department of Commerce, the US Department of the Treasury, and the US Department of State, or (b) improper payments, including under the Foreign Corrupt Practices Act of 1977, as amended, and (c) antiboycott laws and regulations of the US.

13.4 Other than consistent with normal market practice in the market in which the member of the Group operates, the Company, the Subsidiaries and their representatives have not directly or indirectly offered, paid, or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment with a value in excess of $100.00 in the aggregate to any one individual in any year) or any commission payment to (i) any Person who is an official, officer, agent employee or representative of any Government Body, or any existing or prospective customer (whether government-owned or non-government-owned), (ii) any political party or official thereof, (iii) any candidate for political or political party office, or (iv) any other Person; while knowing that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual or any entity affiliated with such customer, political party or official, or political office.

13.5 DoubleBridge has at all times complied with all applicable Laws relating to export controls and trade sanctions. No product sold or service provided by the Company since September 1, 1999, has been, directly or indirectly, sold to or performed on behalf of Afghanistan, Cuba, Iraq, Iran, Libya, Myanmar (Burma), India, Pakistan, Sudan, Syria or North Korea.

13.6 Since 1999, DoubleBridge has been in compliance with the US "antiboycott" laws and regulations, specifically (i) Part 760 of the Export Administration Regulations and (ii) Section 999 of the Code and corresponding guidelines of the US Department of the Treasury.

14. Licenses

All members of the Group validly hold all Licenses that are necessary for their due and proper establishment and to operate their business as currently conducted or presently proposed to be conducted. Each such License is valid, binding and in full force and effect. Neither the Company nor any of the Subsidiaries is, or has received any notice that it is in default (or with the giving of notice or lapse of time or both, would be in default) under any such License.

15. OFAC; Patriot Act

Neither the Company nor any Subsidiary (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of United States Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (ii) engages in any dealings or transactions prohibited by Section 2 of such executive order, or is otherwise associated with any such Person in any manner which is likely to violate Section 2, or (iii) is a Person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other U.S. Department of Treasury's Office of Foreign Assets Control regulation or executive order. The Company and each of the Subsidiaries are in compliance, in all material respects, with the Patriot Act. No part of the proceeds of the subscription for the Shares will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

16. Restrictions on business activities

There is no agreement,. judgment, injunction order or decree binding upon which has or could reasonably be expected to have the effect of prohibiting or impairing in any material respect any of its current or presently proposed business practices, its acquisition of property or the conduct of its business as it is currently conducted or as presently proposed to be conducted.

17. Books and records and information provided

17.1 The books and records of the Company and each of the Subsidiaries, including, without limitation, its share register and minute books, are complete and correct in all material respects and accurately and fairly reflect all meetings and other corporate actions of its shareholders and its board of directors and committees thereof. At the time of the Closing, all of those books and records will be in the possession of the Company.

17.2 The information in relation to any member of the Group, including, but without limitation to, the Business, the corporate structure of the Group, the biographical details of the senior management staff of the Group which has been provided as described in the Disclosure Letter is true and not misleading in any material respect.

18. Material contracts

18.1 With respect to each currently effective written or oral contract, agreement, arrangement or commitment which is material to the Business :-

(a) the agreement is legal, valid, binding and enforceable and in full force and effect with respect to the Company or the relevant Subsidiary, as applicable, is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, in each case except for bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditor's rights generally;

(b) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the date hereof in accordance with the terms thereof as in effect prior to the date hereof;

(c) the Company or the relevant Subsidiary, as applicable, has performed all the obligations required to be performed by it and is entitled to all benefits thereunder, in each case except for bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditor's rights generally; and

(d) the Company is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by the Company, or permit termination, modification or acceleration, under the agreement.

19. Intellectual Property

19.1 All members of the Group own or have the valid right to use, all Intellectual Property that is material to the Business. Each item of Intellectual Property that is material to the Business or is owned or used by any member of the Group as of the date of this Agreement will be owned or available for use by the relevant member of the Group on substantially identical terms immediately subsequent to the Closing.

19.2 All members of the Group have secured from all parties (including employees) who have created any portion of, or otherwise have any rights in or to, all Intellectual Property that is material to the Business or is owned or used by the relevant member of the Group valid and enforceable written assignments of any such work, invention, improvements or other rights to the relevant member of the Group, as applicable, to the extent necessary to vest valid title in such Intellectual Property in the relevant member of the Group, as applicable.

19.3 No current or former employee of any member of the Group has any interest in any item of Intellectual Property that is material to the Business or is owned or used by the Company or the Subsidiaries in the conduct of the Business.

19.4 All members of the Group have taken all commercially reasonable measures to protect and preserve the security, confidentiality and value of all Intellectual Property that is material to the Business or is owned or used by them in the conduct of the Business , including trade secrets, source code and other confidential information, including without limitation, all algorithms, methods, technology or know-how incorporated or embedded in, or underlying, included in Intellectual Property not subject to patent registration certificates. The software copyright and software registrations listed in **Exhibit 2** to this Schedule have been duly registered and filed with the relevant Authority and such registrations or filings remain in full force and effect.

19.5 The Intellectual Property and the use thereof in the operation of the Business has not interfered with, infringed upon or otherwise misappropriated any Intellectual Property right of any Person. No claim, written or oral, has been asserted and notified to any member of the Group which threatens that the use of the Intellectual Property in a manner consistent with the past practice does or may infringe upon the Intellectual Property rights of any Person. So far as the Principal Shareholders are aware, no event has occurred or circumstance exists that may (with or without notice or lapse of time) constitute or result, nor will the continued operation of the Business after the Closing as presently conducted or as presently proposed to be conducted constitute or result, directly or indirectly, in any such interference, infringement or other misappropriation.

19.6 So far as the Principal Shareholders are aware, no Person is engaging in any activity that infringes upon the Intellectual Property or the Company's and the Subsidiaries' rights in or to any of its Intellectual Property.

19.7 No member of the Group is in breach of, or default under, any term of any material contract relating to its Intellectual Property, and so far as the Principal Shareholders are aware, no other party to any such contract is in breach thereof or default thereunder.

19.8 Without limiting any other provisions hereof, no member of the Group has granted any license, franchise or permit to any Person to use any of the Intellectual Property other than in the ordinary course of its business. As far as the Principal Shareholders are aware, no other Person has the right to use the same trademarks used by members of the Group.

20. Title to and condition of property

20.1 All members of the Group own or have valid rights to use all property and assets (tangible and intangible) necessary for the conduct of the Business in all material respects as now conducted and as presently proposed to be conducted.

20.2 Each member of the Group has good and marketable title to all of its properties, interests in properties and assets, movable and immovable, reflected in the Latest Accounts, or with respect to leased properties and assets, valid leasehold interests therein.

20.3 The material property and equipment of all members of the Group that are used in the operation of the Business are in reasonably good operating condition and repair having regard to their age, subject to normal wear and tear not caused by neglect.

20.4 All material properties used in the operations of the Business are reflected in the relevant balance sheet to the extent the applicable accounting standards require the same to be reflected.

21. Insurance

21.1 The insurance policies maintained by each member of the Group cover such risk and contain such policy limits, types of coverage and deductibles as are adequate to insure against material risks to which members of the Group and their respective employees, business, properties and other assets may be exposed in the operation of the business as currently conducted in accordance with the normal industry practice.

21.2 There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and each member of the Group is in compliance in all material respects with the terms of such policies and bonds.

21.3 No member of the Group has received any written notice in relation to any threatened termination of, or material premium increase with respect to, any of such policies.

21.4 No member of the Group has received any written notice in relation to any outstanding claims, settlements or premiums owed against any of the insurance policies taken out , or if there are, all notices on all potential or actual claims under any insurance policy have been presented and submitted in due and timely fashion.

22. Customers and suppliers

22.1 None of the customers and the suppliers of the Group has given notice that it intends to cease sourcing from, selling to or dealing with any member of the Group, nor has any information been brought to any of the attention of the Shareholders and the Company, which leads them to believe that any such customer, subcontractor or supplier intends to alter in any material respect the amount of such purchases or sales or the extent of dealings with any member of the Group or to alter in any material respect such purchases, sales or dealings in the event of the consummation of the transactions contemplated by this Agreement, in each case which could reasonably be expected to have a Material Adverse Effect.

22.2 None of the customers of any member of the Group has given notice that it intends to cancel outstanding or currently anticipated work orders received by any member of the Group which would have a Material Adverse Effect.

23. Employee matters

23.1 All members of the Group are in compliance in all material respects with all currently applicable law respecting terms and conditions of employment including applicant and employee background checking, immigration laws, discrimination laws, verification of employment eligibility, employee leave laws, classification of workers as employees and independent contractors, wage and hour laws, and occupational safety and health laws.

23.2 There are no material proceedings pending between any member of the Group, on the one hand, and any or all of its current or former employees, on the other hand, including any claims for actual or alleged harassment or discrimination based on race, national origin, age, sex, sexual orientation, religion, disability, or similar tortious conduct, breach of contract, wrongful termination, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic disadvantage. There are no claims pending, or threatened, against any member of the Group under any workers' compensation or long term disability plan or policy.

23.3 Other than the labor unions established in accordance with the requirements of the applicable laws and regulations, none of the employees of any member of the Group is a member of any labor union, and there are no threatened activities or proceedings of any labor union to organize the employees of any member of the Group. There is no labor strike, slowdown or work stoppage or lockout against .

23.4 All members of the Group have provided all its employees with all wages, benefits, relocation benefits, stock options, bonuses and incentives and all other compensation which became due and payable through the date of this Agreement. No member of the Group has instituted any "freeze" of, or delayed or deferred the grant of, any cost-of-living or other salary adjustments for any of its employees.

23.5 No employee, director, or officer of any member of the Group is a party to, or is otherwise bound by, any contract, including any confidentiality, non-competition or proprietary rights agreement with any other Person that in any way materially and adversely affects or will affect (a) the performance of his or her duties for the Company or the Subsidiaries, (b) his or her ability to assign to the Company or the Subsidiaries rights to any invention, improvement, discovery or information relating to the business of the Company or the Subsidiaries, or (c) the ability of the Company or the Subsidiaries to conduct their business. No director, officer, key employee or group of employees of the Company or the Subsidiaries currently intends to terminate his or their employment with the Company or the Subsidiaries.

24. Employee benefits

24.1 Other than statutory social insurance plans operated under the applicable laws in the relevant Jurisdictions, no member of the Group provides or is required to provide any retirement, social insurance, life insurance, medical, dental or any other welfare benefits provided on ill-health, injury, death disability or on termination of employment (whether voluntary or involuntary) to any current or former employees, officers, consultants, independent contractors or agents of .

24.2 No member of the Group has been delinquent in making any payment to or for the benefit of any current or former employee, officer, consultant, independent contractor or agent with respect to statutory social insurance plans operated under the laws of the PRC.

24.3 Except as set forth in **Exhibit 3** to this Schedule, no loan is outstanding between each of the Company and its Subsidiaries and any Related Person of the Shareholders or of the Company.

24.4 Other than in the ordinary course of business consistent with past practice, neither the Company nor any of the Subsidiaries have scheduled or agreed upon future increases of benefit levels (or creations of new benefits), and no such increases or creation of benefits have been proposed or made the subject of representations to employees of under circumstances which make such employees reasonably expect that such increases will be granted.

24.5 Other than pursuant to the Subscription Agreement, the consummation of the transactions contemplated by this Agreement will not (either alone or in conjunction with any other event, such as a termination of employment or other service) (i) entitle any current or former director, officer, employee or other service provider of to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus, retention or benefits) or forgiveness of financial debt or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider.

24.6 With respect to DoubleBridge:-

(i) The Shareholders have delivered, or made available to Chinasoft (a) all documents that set forth the terms of each DoubleBridge Plan or material Other Benefit Obligations, and of any related trust, including all summary plan descriptions, summaries and descriptions furnished to participants and beneficiaries, (b) all personnel, payroll and employment manuals and policies, (c) a written description of any Company Plan or Other Benefit Obligation that is not otherwise in writing, (d) all insurance policies that provide benefits under any Company Plan, (e) all reports submitted within the three years preceding the date of this Agreement, by third-party administrators, actuaries, investment managers, trustees, consultants or other independent contractors with respect to any Company Plan or material Other Benefit Obligation, (f) the Form 5500 filed in each of the most recent three plan years with respect to each Company Plan, including all schedules thereto and the opinions of independent accountants, (g) all notices that were given by DoubleBridge, any ERISA Affiliate or any Company Plan with respect to each Company Plan to the US Internal Revenue Service and, to the extent relevant, the Department of Treasury (the "**IRS**") or any participant or beneficiary, pursuant to statute, within the three years preceding the date of this Agreement, including notices that are expressly mentioned elsewhere in this Section 24.6(i), and (h) all rulings, determination letters, no-action letters or advisory opinions that were given by the IRS or the relevant government authorities to DoubleBridge, any ERISA Affiliate or any Company Plan with respect to each Company Plan within the three years preceding the date of this Agreement.

(ii) DoubleBridge has performed all of its obligations under all Company Plans and with respect to Other Benefit Obligations. DoubleBridge has made appropriate entries in its financial records and statements for all obligations and liabilities under the Company Plans and Other Benefit Obligations that have accrued but are not due. DoubleBridge, with respect to all Company Plans and Other Benefit Obligations, is and each Company Plan and Other Benefit Obligation is in compliance in all material respects with ERISA and other applicable laws and regulations, including the provisions of such laws and regulations expressly mentioned in this Section. No transaction prohibited by ERISA Section 406 and no "prohibited transaction" under the applicable laws and regulations has occurred with respect to any Company Plan. DoubleBridge does not have any liability to the IRS with respect to any Company Plan. All contributions or payments made or accrued with respect to all Company Plans and Other Benefit Obligations are deductible under Code Sections 162 or 404. No event has occurred or circumstance exists that may result in (a) a material increase in premium costs of Company Plans and Other Benefit Obligations that are insured, or (b) a material increase in benefit costs of Company Plans and Other Benefit Obligations that are self-insured. Other than routine claims for benefits submitted by participants or beneficiaries, no claim against, or Proceeding involving, any Company Plan or Other Benefit Obligation is pending or is threatened.

(iii) Each Company Plan has received a favorable determination letter from the IRS that it is qualified under Code Section 401(a) and that its related trust is exempt from federal income tax under Code Section 501(a), and each such Company Plan complies in all material respects, in form and in operation, with the requirements of the Code and meets the requirements of a "qualified plan" under Section 401(a) of the Code. No event has occurred or circumstance exists that may give rise to disqualification or loss of tax-exempt status of any such Plan or trust. There is no unfunded liability under any Company Plan.

(iv) Neither DoubleBridge nor any ERISA Affiliate has ever established, maintained or contributed to, or had an obligation to maintain or contribute to, any Plan that is subject to Title IV of ERISA; DoubleBridge has never established, maintained or contributed to, or had an obligation to maintain or contribute to, any voluntary employees' beneficiary association under Code Section 501(c)(9), any organization or trust described in Code Section 501(c)(17) or 501(c)(20), or any welfare benefit fund as defined in Code Section 419(e); neither DoubleBridge nor any ERISA Affiliate has ever established, maintained, contributed to or otherwise participated in, or had an obligation to maintain, contribute to or otherwise participate in, any multi-employer plan; and except to the extent required under ERISA Section 601 et seq. and Code Section 4980B, DoubleBridge provides no health or welfare benefits for any retired or former employee of DoubleBridge nor is it obligated to provide health or welfare benefits to any active Company Employee following such employee's retirement or other termination of service.

(v) DoubleBridge has complied with the provisions of ERISA Section 601 et seq. and Code Section 4980B and with the provisions of ERISA Section 701 et seq. and subtitle K of the Code, Sections 1171 through 1179 of the U.S. Social Security Act (relating generally to privacy, security and electronic transfer of health information) and the provisions of the U.S. Health Insurance Portability and Accountability Act of 1996.

(vi) The consummation of the transactions contemplated under this Agreement will not result in the payment, vesting or acceleration of any benefit under or in connection with any Company Plan or Other Benefit Obligation.

25. No Immunity

None of the Principal Shareholders and the Company or any of their respective assets enjoy any right of immunity from set off, suit or execution with respect to their obligations under this Agreement.

26. Enforceability

26.1 The Company has the requisite right, power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations under the Transaction Documents. Assuming due authorization, execution and delivery of the Transaction Documents by the other parties thereto, the Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

26.2 The Company is not and will not be required to give any notice to any Person or obtain any consent or governmental authorization in connection with the execution and delivery of the Transaction Documents or the consummation or performance of any of the transactions contemplated thereunder.

27. Relationships with related persons

Neither the Principal Shareholders nor any Related Person of the Principal Shareholders or of the Company has, or has had, any interest in any property (whether real, personal or mixed and whether tangible or intangible), used in or pertaining to the business of the Company and the Subsidiaries. Except as set forth in **Exhibit 3** to this Schedule, neither the Principal Shareholders nor any Related Person of the Principal Shareholders or of the Company, owns, or has owned, (of record or as a beneficial owner) an equity interest or any other financial or profit interest in a Person that has (a) had business dealings or a material financial interest in any transaction with any of the Company and the Subsidiaries, or (b) engaged in competition with any of the Company and the Subsidiaries with respect to any line of the products or services of the Company and the Subsidiaries in any market presently served by the Company and the Subsidiaries. Except as set forth in **Exhibit 3** to this Schedule, neither the Principal Shareholders nor any Related Person of the Principal Shareholders or of the Company is a party to any contract with, or has any claim or right against, the Company.

ICS&S
中软国际

Chinasoft International

2006 Third Quarterly Report

CHINASOFT INTERNATIONAL LIMITED
中軟國際有限公司*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8216)

* for identification purpose only

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of Chinasoft International Limited (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Chinasoft International Limited. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:– (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS

- Accomplished a gross profit, a net profit and net profit attributable to shareholders of approximately RMB107,588,000, RMB41,007,000 and RMB39,974,000 respectively (2005: RMB73,043,000, RMB30,897,000 and RMB28,718,000) for the nine months ended 30 September, 2006, representing an increase of approximately 47.3%, 32.7% and 39.2% respectively as compared to the corresponding period in 2005.

- Achieved a gross profit margin and a net profit margin of approximately 47.6% and 18.1% respectively (2005: approximately 28.7% and 12.1% respectively) for the nine months ended 30 September, 2006, representing an increase of approximately 18.9% and 6.0% respectively as compared to the corresponding period in 2005. The growth in the profit margin indicates the Group successfully transformed its business to a higher profit margin business (software development, IT outsourcing and BPO) from a lower profit margin business (hardware business).

- Achieved a turnover of approximately RMB226,241,000 (2005: RMB254,801,000) for the nine months ended 30 September, 2006, representing a decrease of approximately 11.2% as compared to the corresponding period in 2005, which was in line with the business transformation of the Group to focus on software development, IT outsourcing and BPO and reduce the portion of hardware business.

- Basic earnings per share and diluted earnings per share of the Company were approximately RMB5.38 cents (2005: RMB4.05 cents) and RMB3.96 cents (2005: RMB3.89 cents) respectively for the nine months ended 30 September, 2006.

- The Directors do not recommend the payment of an interim dividend for the nine months ended 30 September, 2006.

THIRD QUARTER RESULTS

The board of directors ("Board") of Chinasoft International Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the three months and nine months ended 30th September, 2006 respectively, with corresponding figures as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Notes	For the three months ended 30th September 2006 RMB'000	For the three months ended 30th September 2005 RMB'000	For the nine months ended 30th September 2006 RMB'000	For the nine months ended 30th September 2005 RMB'000
Turnover	2	**92,452**	91,255	**226,241**	254,801
Cost of sales		**(45,587)**	(65,474)	**(118,653)**	(181,758)
Gross profit		**46,865**	25,781	**107,588**	73,043
Other operating income		**836**	185	**4,802**	440
Distribution costs		**(5,957)**	(6,891)	**(17,773)**	(17,838)
Administrative expenses		**(21,383)**	(5,207)	**(44,417)**	(21,522)
Amortisation of intangible assets		**(1,018)**	(637)	**(2,871)**	(1,911)
Profit from operations		**19,343**	13,231	**47,329**	32,212
Finance costs		**(5)**	(13)	**(8)**	(39)
Share of result of an associate		**(84)**	199	**1,189**	763
Profit before taxation		**19,254**	13,417	**48,510**	32,936
Taxation	3	**(2,756)**	(722)	**(7,503)**	(2,039)
Profit for the period		**16,498**	12,695	**41,007**	30,897
Attributable to:					
Equity holder of the parent		**15,450**	10,516	**39,974**	28,718
Minority interests		**1,048**	2,179	**1,033**	2,179
		16,498	12,695	**41,007**	30,897
Dividend	4	**2,106**	–	**20,965**	7,394
Earnings per share					
– Basic (cents)	5	**2.04**	1.44	**5.38**	4.05
– Diluted (cents)	5	**1.50**	1.38	**3.96**	3.89

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to shareholders															
	Ordinary share capital RMB'000	Ordinary share premium RMB'000	Issuable shares RMB'000	Redeemable convertible preferred share capital RMB'000	Preferred share premium RMB'000	Translation reserve RMB'000	Share options reserve RMB'000	General reserve fund RMB'000	Statutory enterprise expansion fund RMB'000	Statutory surplus reserve fund RMB'000	Statutory public welfare fund RMB'000	Accumulated profits RMB'000	Total RMB'000	Minority interests RMB'000	Total RMB'000
At 1 January, 2005	36,968	85,185	-	-	-	90	3,492	1,250	589	-	-	71,932	199,506	-	199,506
Profit for the year	-	-	-	-	-	-	-	-	-	-	-	18,202	18,202	-	18,202
New issue of shares	1,848	35,487	-	-	-	-	-	-	-	-	-	-	37,335	-	37,335
Shares issuable on acquisition of subsidiaries	-	-	24,420	-	-	-	-	-	-	-	-	-	24,420	-	24,420
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	10,692	10,692
Dividend for 2005 paid	-	-	-	-	-	-	-	-	-	-	-	(7,394)	(7,394)	-	(7,394)
At 30 September, 2005	38,816	120,672	24,420	-	-	90	3,492	1,250	589	-	-	82,740	272,069	10,692	282,761
At 1 January, 2006	38,816	120,672	24,420	-	-	(2,047)	7,098	1,573	728	63	32	103,648	295,003	14,032	309,035
Exchange adjustment	(1,099)	(3,415)	(235)	-	-	-	-	-	-	-	-	177	(4,572)	-	(4,572)
New issue of redeemable convertible preferred shares	-	-	-	10,017	150,251	-	-	-	-	-	-	-	160,268	-	160,268
New issue of ordinary shares	1,197	22,988	(24,185)	-	-	-	-	-	-	-	-	-	-	-	-
Expenses incurred in connection of issue of shares	-	-	-	-	(2,261)	-	-	-	-	-	-	-	(2,261)	-	(2,261)
Recognition of equity-settled share based payments	-	-	-	-	-	-	3,866	-	-	-	-	-	3,866	-	3,866
Acquisition of additional interest of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,487)	(13,487)
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	2,332	2,332
Dividend for 2005 paid	-	-	-	-	-	-	-	-	-	-	-	(20,965)	(20,965)	-	(20,965)
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	39,974	39,974	1,033	41,007
At 30 September, 2006	38,914	140,245	-	10,017	147,990	(2,047)	10,964	1,573	728	63	32	122,834	471,313	3,910	475,223

Notes:

1. BASIS OF PRESENTATION

The financial statements of the Group have been prepared in accordance with the applicable disclosure requirements of Chapter 18 of the Rules Governing the Listing of Securities on the GEM of the Stock Exchange and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. TURNOVER

Turnover, which is stated net of valued-added tax and other sales tax and returns, represents amounts invoiced to customers, except in respect of the provision of solutions services and IT outsourcing services where turnover represents the value of work done during the year, including amounts yet to be invoiced.

	For the three months ended 30th September		**For the nine months ended 30th September**	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Solutions	**46,266**	67,450	**120,736**	203,595
IT outsourcing	**41,261**	14,640	**88,277**	37,103
IT consulting and training services	**2,855**	1,795	**8,259**	5,231
Standalone software product	**2,070**	7,370	**8,969**	8,872
	92,452	91,255	**226,241**	254,801

3. TAXATION

Pursuant to an approval document issued by the State Bureau of Beijing Haidian District dated 21 November, 2000, Beijing Chinasoft International Information Technology Limited ("Beijing Chinasoft"), a major operating subsidiary of the Group, had been designated as an advanced technology enterprise and is entitled to the three year's exemption from income tax followed by three years of 50% tax reduction commencing from the first-profit-making year with effect from 2000.

Beijing Chinasoft is subject to the income tax computed at the rate of 7.5% for the three years ending 31st December, 2005 and at the rate of 15% on its taxable profit thereafter.

Pursuant to an approval document issued by the Guangzhou Science and Technology Bureau dated 31 March, 2004, Chinasoft International (Guangzhou) Information Technology Limited ("Chinasoft Guangzhou"), a subsidiary of the Group, had been designated as an advanced technology enterprise and its income tax rate was reduced from 33% to 15%. Moreover, pursuant to another approval document issued by the Guangzhou National Tax Bureau dated 2 June, 2004, Chinasoft Guangzhou was entitled to a two year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2003.

Pursuant to an approval document issued by the Beijing Science and Technology Commission dated 25 June, 2004, Chinasoft Resources Information Technology Services Limited ("Chinasoft Resources Beijing"), a subsidiary of the Company, had been designated as an advanced technology enterprise and its income tax rate was reduced from 33% to 15%. Moreover, Chinasoft Resources Beijing was entitled to three year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2004.

Pursuant to an approval document issued by the State Bureau of Shenzhen Nanshan District dated 1 March, 2005, Shenzhen Chinasoft Resources Information Technology Services Limited ("Chinasoft Resources Shenzhen"), a subsidiary of the Company, had been designated as a newly established software enterprise. As a result, Chinasoft Resources Shenzhen was entitled to two year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2004.

No provision for Hong Kong Profits Tax has been made for the relevant periods as the Group did not have any assessable profit arised in Hong Kong during the relevant period.

There were no significant unprovided deferred taxation during the relevant periods and as at the respective balance sheet dates.

4. DIVIDEND

On 30 March, 2006, the Company declared final dividends amounting to HK$18,309,311 (equivalent to RMB18,858,590) for the year ended 31 December, 2005 to its shareholders. The dividends were distributed to the Company's shareholders on 25 May, 2006. A preference shares dividends of USD262,192 (equivalent to RMB2,106,449) were payable for the period ended 30 September, 2006.

5. EARNINGS PER SHARE

The calculation of the basic earnings per share for the three months and the nine months ended 30 September, 2006 was based on the net profit attributable to equity holder of approximately RMB15,450,000 and approximately RMB39,974,000 respectively (three months and nine months ended 30 September, 2005: net profit attributable to equity holder of approximately RMB10,516,000 and RMB28,718,000 respectively) divided by the weighted average number of shares issued during the three months ended 30 September, 2006 of 755,620,755 shares (2005: 732,372,453 shares) and the nine months ended 30 September, 2006 of 743,272,756 shares (2005: 709,124,151 shares) as if the sub-division of the Company's shares as described in Appendix VI of the prospectus of the Company dated 10 June, 2003 ("Prospectus") had taken place at the beginning of the relevant periods.

The calculation of diluted earnings per share for the three months and the nine months ended 30 September, 2006 was based on the net profit attributable to equity holder of RMB15,450,000 for the three months ended 30 September, 2006 and RMB39,974,000 for the nine months ended 30 September, 2006, respectively divided by the weighted average number of shares used in calculation of the diluted earnings per share for the three months and the nine months ended 30 September, 2006 of 1,028,330,755 shares (2005: 764,242,453 shares) and 1,009,382,756 shares (2005: 739,154,151 shares) respectively.

INTERIM DIVIDEND

The directors of the Company ("Directors") do not recommend the payment of an interim dividend for the nine months ended 30th September, 2006 (2005: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Results

For the nine months ended 30 September, 2006, the Company reported an unaudited turnover of approximately RMB226,241,000 (2005: RMB254,801,000), representing a decrease of approximately 11.2% as compared with the corresponding period last year. The decrease in turnover was attributable to the business transformation of the Group as to focus on software development, IT outsourcing and BPO and reduce the portion of hardware business.

For the nine months ended 30 September, 2006, the Company recorded an unaudited gross profit, net profit and net profit attributable to shareholders of RMB107,588,000, RMB41,007,000 and RMB39,974,000 respectively (2005: RMB73,043,000, RMB30,897,000 and RMB28,718,000), representing an increase of 47.3%, 32.7% and 39.2% as compared with the corresponding period last year. Basic earning per share was approximately RMB0.0538 (2005: RMB0.0405). Diluted earnings per share was approximately RMB0.0396 (2005: RMB0.0389).

The gross profit margin and the net profit margin of the Group for the nine months ended 30 September, 2006 was approximately 47.6% and 18.1% respectively (2005: approximately 28.7% and 12.1% respectively) representing an increase of approximately 18.9% and 6.0% respectively as compared to the corresponding period in 2005. The remarkable increase in both gross profit margin and net profit margin of the Group was attributable to the business transformation of the Group as to focus on software development and whole-range IT services provider.

In respect of professional talent, the Group employs a total of 1,952 staff, representing a significant addition of 276 staff compared to 1,676 staff in the previous quarter. The increase in headcount was mainly due to the rising number of staff in outsourcing. The Group currently has 1,353 staff being engaged in outsourcing business.

For the three months ended 30 September, in respect of the business itself, solutions and IT outsourcing business, two of the Group's main businesses, accounted for 50.0% and 44.6% of the turnover respectively, a drop of 23.9% and an increase of 28.6% respectively compared to 73.9% and 16.0% of the same period last year. This indicates that outsourcing business has increasingly become one of the Group's key sources of profit.

The outstanding achievement of the Group was primarily attributable to the ability of the Group to maintain good cooperative relationships with customers and continually increase its share from customers. Tobacco and audit industries both generate long-term and stable businesses for the Group. Moreover, the continual increase in profits also showed that the strategy of transforming from pure software business of the Group to include outsourcing was proved to be a wise move. Meanwhile, the participation in outsourcing business has greatly increased the Group's revenue. The two acquired outsourcing companies, CS&S Cyber Resources Software Technology (Tianjin) Co. Ltd. and Chinasoft Resources Beijing, currently subsidiaries of the Group, have started to contribute to the Group's profits.

The ratio of distribution costs to turnover was 7.9%, representing an increase of 0.9% as compared to 7.0% of the corresponding period last year since the ratio of selling expenses of software development is comparatively higher but with a higher gross profit margin. The percentage of administrative expenses to turnover was 19.6% representing an increase of 11.2% as compared to 8.4% of the corresponding period last year. With the increasing expansion in outsourcing business from average head count of 520 staff in financial year 2005 to average head count of 1,353 staff in nine months ended 30th September 2006 and an expansion of the size of the Group's operations, the increase in administrative expenses due to the increase in IT outsourcing head count and technical support staff and increase in amortisation and depreciation are reasonable. The increase is also partly attributed to the legal and consultancy fees related to acquisitions.

BUSINESS REVIEW

Started to promote Phase 3 of the "cigarette production and operation decision making system of the tobacco industry"

Undertook to develop the "tobacco business management and information system" for Tibet Autonomous Region Tobacco Monopoly Administration (Company)

Undertook to develop the "tobacco sales management system of the decision-making management system" for tobacco production and operation of 紅塔集團 (Pagoda Group)

Won the Tender of Yunnan Province Tobacco Monopoly Administration (Company) Data Centre System

Won the Tender of Liaoning Province Tobacco Industry Applications Integrated Service Project

Continued to promote Phase 1 of "e-Audit" project" (金審工程) across the country

Entrusted to develop Version AO2007

Incorporated "中軟海晟公司" in Fujian Province

Champion Industry:

1. ***Tobacco Industry:***

(1) *Started to promote Phase 3 of the "cigarette production and operation decision system of the tobacco industry"*

Subsequent to the designation of the Group to develop Phase 3 of the "cigarette production and operation decision-making system of the tobacco industry" (i.e. "bar-coding cigarettes by carton") during the previous reporting period, the Group has started to promote the system across the country during this reporting period. Currently, testing centres have been set up in six provinces and cities and full-scale successive work will be rolled out within the year. The project comprises:

- Tracking the logistics of finished cigarettes by cartons
- Call centre system

Currently, the "cigarette production and operation decision-making system of the tobacco industry" developed by the Group digitally traces the logistics of finished cigarettes and passes through the management cycle of boxes of cigarettes (one box = 10,000 cigarettes) that comprises the processes of industrial manufacturing, industrial inventory, industrial ex-warehouse, commercial warehousing, etc. The State Tobacco Monopoly Bureau requires that the commercial selling process can further trace cigarettes by carton (one carton = 200 cigarettes) to make the logistic sales and inventory data more complete and accordingly realize the tracking management of the entire process of the logistics of finished cigarettes. Once completed, the volume of data that can be captured will increase by 50 times of the volume of Phase 2.

The call centre system is already widely used in the tobacco industry. However, it is necessary to unify the business rules and technical standards and rules of call centres, enhance the application levels of call centres and capture the demand and order information of retail end-users' accurately and completely.

Phase 3 of the system will realize the following functions after its promotion across the country:

a) Complete the tracking of logistic information of finished cigarettes in the decision-making system

Through the tracking of the logistics of every carton of cigarettes, the cartons of cigarettes will be affixed with identification codes. As such, the sales of tobacco throughout the country can be reflected more accurately. The system then provides effective measures for controlling the internal management of the industry and strengthening the management of monopoly.

b) Establish the rules and technical standards for call centres of enterprises in the industry

Formulate standard conventions for call centre systems, which include business flows and function standards, basic data dictionary, business benchmark system, data exchange standards, technical environment standards, etc. Through the effective implementation of the standard conventions for call centres, it can be ensured that the call centre business models of the business enterprises throughout the country can be unified and the actual market demand and operation information can be obtained.

c) Collect the business data of call centre orders of business enterprises in the industry

Provide the functions of data collection and exchange by utilizing the industry basic information platform. Through the increase of data collection indicators, it is expected to collect the integrated data of relevant information in respect to customer demand and orders, as well as information related to inventory of physical cigarettes and cigarette sales. Such information will be transmitted via the existing communication channels up to the State Tobacco Monopoly Bureau.

d) Data presentation and analysis at state bureau

At the state data centre, the data indicators collected by this project will be processed and integrated with the existing data held by the state data centre. This enables data presentations and applications such as integrated analysis, comparison analysis, priority analysis, coverage analysis, share analysis, segment versus trend analysis, as well as tracking analysis of complete logistic information and the presentation and application of such information.

As actual demand is concerned, the Group will divide the system design into four levels:

- business level
- platform level
- decision-making and management level
- presentation level

(2) *Undertook to develop the "tobacco business management and information system" for Tibet Autonomous Region Tobacco Monopoly Administration (Company)*

A complete sales network management system will be established for the tobacco companies in Tibet Autonomous Region, which include the following modules:

- monopoly management provincial bureau version
- monopoly management city bureau version
- sales and marketing management system provincial company version
- sales and marketing management system branch company version
- call centre management system
- customer relationship management system

After the development of the system is completed, the Group will carry out the deployment of the system in the whole Autonomous Region.

(3) Undertook to develop the "tobacco sales management system of the decision-making management system" for tobacco production and operation of 紅塔集團 (Pagoda Group)

Since the Group already collected comprehensive data for production and sales of the tobacco industry when it developed the "tobacco sales management system of the decision-making management system" for the tobacco industry, tobacco groups have enjoyed various benefits from which and the demand for the Group's data analysis in support of production and operation decision-making is ever increasing.

The Group will help 紅塔集團 (Pagoda Group) to develop a system for data analysis on purchase, sale and inventory information, which will be incorporated into various business branches of the Pagoda Group across the country, so as to meet the demand for decision-making in sales management. Such system will comprise the following modules:

- planning and objective sub-system
- selling and demand sub-system
- demand forecast sub-system
- contract approval and control sub-system
- contract execution and control sub-system
- enquiry and statement centre
- chart analysis centre
- industry and commerce interactive sub-system

(4) Won the Tender of Yunnan Province Tobacco Monopoly Administration (Company) Data Centre System

During the reporting period, the Group won the tender of Yunnan Province Tobacco Monopoly Administration (Company) Data Centre System.

The data centre for the tobacco industry comprises three levels, which are the state bureau, provincial bureau and industrial companies and basic-level industrial and commercial enterprises, and eventually converges on the top. Under the unified administration of the data centres of the state bureau and the headquarters, the data will be integrated so that the industry information can flow upwards and downwards. Subject to certain rules and authorizations, the information can be accessed within the industry whenever needed through the control of authorization. Industry information can therefore be exchanged horizontally and vertically.

All provincial bureaus and industrial companies begin with the integration of data by combining the source units in accordance with the requirements for merging and integration. Pursuant to the relevant technical standards formulated by the state bureau, the data centre of the source unit will be constructed and optimized, which means the needs of the source unit as well as that of the industry data centre of the state bureau will be met.

(5) *Won the Tender of Liaoning Province Tobacco Industry Applications Integrated Service Project*

This project will construct and structure Liaoning Tobacco Applications Integrated System Platform and establish the rules and standards for applications integration. Under a unified system structure, the application systems of the province and city levels will be integrated in terms of interface, data and business and ultimately realize the organic integration and standards unification of the Liaoning Tobacco Application System.

2. ***Audit Industry:***

(1) *Continued to promote Phase 1 of "e-Audit" project" (金審工程)across the country*

During the reporting period, the Group entered into promotion agreements with a total of nine audit bureaus which are from Henan Province, Hainan Province, Shanghai City, Chongqin City, Shenyang City of Liaoling Province, Kaifang City of Henan Province, Shaoxing City of Zhejiang Province, Huzhou City of Zhejiang Province and Nanchang City of Jiangxi Province.

At the same time, the Group has entered into a provincial promotion agreement with the Audit Bureau of Anhui Province. Phase 1 of the establishment involves the provincial government and eight cities, while the forthcoming two phases will cover additional nine cities. The project is expected to complete within one and a half years.

(2) *Entrusted to develop Version AO2007*

The Group has been entrusted by the State Audit Bureau to upgrade the software originally developed by the Group. The details of such upgrade include:

- Upgrade of the database
- Encryption of information transmission
- Upgrade from single PC version to network version
- Addition of more than 30 audit functions

3. ***Newly established Branch Company:***

(1) *Incorporation of "中軟海晟" in Fujian Province*

The Group jointly established a joint venture named "福建中軟海晟信息技術有限公司 ("中軟海晟") with 福建海晟集團有限公司 ("中軟海晟"). 中軟海晟 is owned as to 51% by the Group and the remaining 49% by 福建海晟.

福建海晟 is a subsidiary of Fujian Tobacco Company, which is a well-known enterprise committing to provide services to the tobacco, information technology and property industries and is relatively strong in technology and resources. Its wholly subsidiary, 廈門海晟信息技術有限公司 ("海晟信息") is principally engaged in the information building of the tobacco industry and equipped with a comprehensive technology development and service system. It has solely developed the industry-wide tobacco basic management software, which is widely used in certain provinces and cities of the country. Since then the Group has possessed complete supply chain solutions including agriculture (tobacco), industrial production and commercial sales.

The joint venture will be mainly responsible for the research and sale of the core products that are related to the tobacco business system e-commerce overall solutions.

The two parties to the investment complement each other with their own advantages through 中軟海晟 and continuously increase their market share in the market of tobacco industry business system.

This is another close cooperation with the tobacco industry following the Group's investment in the equity of Beijing China Tobacco Information Technology Company Limited (北京中煙信息技術有限公司) and the establishment of Wuhan Chinasoft International Information Technology Company Limited (武漢中軟國際信息技術有限公司) with Hubei Tobacco Company (湖北省煙草公司) in 2005. The relationship between the Group and its customers has successfully developed from single direction solution sales and interactive project planning in the past to "strong-plus-strong" joint forces of today. In the future, the Group will actively strengthen its leading position in the information technology solutions market of the champion tobacco industry by focusing on in-depth market penetration.

PROSPECTS

In champion industry:

1. *In Tobacco Industry:*

(1) Continue to promote Phase 3 of the "cigarette production and operation decision making system of the tobacco industry"

Phase 3 of the "cigarette production and operation decision making system of the tobacco industry" (i.e. the project of bar-coding cigarettes by carton) is a project in equivalent size of those of Phase 1 and 2. It is expected to roll out eventually in a model identical to the promotion of Phase 1 and 2. The project involves 350 commercial companies, 318 warehouses, the commercial companies from 27 provinces. The Group plans to complete all promotion work by the end of the forthcoming year. By then, the project will generate considerable profits for the Group.

(2) Participate in the tender of Hunan Data Centre Project. Following the formulation of the data centre model, the Group have developed new solution for the tobacco industry and started to promote it throughout the country.

(3) There is growing demand for sales network management system in the tobacco industry. As the industry has increasingly employed information technology in sales management. As such, the Group has yet another chance to tailor-make new systems for the industry. The Group has planned to participate in the tenders of "Anhui Tobacco Telephone Booking Management Information System" and "Liaoning Province Tobacco Industry Data Centre".

2. *In Audit Industry:*

The audit industry is one of the Group's champion industries. After the successful promotion of Phase 1 of "e-Audit" project", the Group has successfully developed inter-region and inter-county model of on-site audit implementation system, which will contribute to continual profit for the Group in the future. Meanwhile, the Group is actively researching, developing and optimizing interconnected audit solutions and its related products, so as to prepare for the promotion of Phase 2 of "e-Audit project".

In Newly-developed Industry:

1. ***Tender for Phase 1 of Jin Zhi (金質) Project***

   During the reporting period, the Group tendered for the work of Phase 1 of Jin Zhi Project, which was an electronic monitoring system for the product quality of domestic manufacturing enterprises. The system is an integrated information system comprised of business application, information management, data collection and analysis. Specifically, it included data centre construction, interface construction, data collection and conversion, construction of business application system and construction of ancillary business system/module. Application system business covers all business requirements of quality monitoring. The Group is confident in winning the bid.

In Outsourcing:

The Group will continue the maintenance and development of its strategy. The Group plans to expand its cooperation with Mircosoft. Subject to the approval at the Special General Meeting, the Group will enter into a global service master contract with Mircosoft for a tenor of five years. The Group also plans to bid for Mircosoft's new project(s).

In Merger and Acquisition:

As the Group has completed a series of small to medium sized acquisitions, it is now seeking to acquire software service and outsourcing enterprises in medium to large size. Acquisition will aim at new industries that the Group plans to develop and also target to support the Group's strategic customers.

DIRECTORS' INTERESTS IN SHARES

As at 30 September, 2006, the following Directors had interests in the underlying shares of the Company set out below as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("SFO"), or as otherwise notified to the Company and the Stock Exchange pursuant to the required standard of dealings by directors of listed issuer as referred to in rule 5.46 of the GEM Listing Rules:

Long positions in shares of HK$0.05 each in the capital of the Company ("Shares")

Name of Director	No. of Shares	Approximate percentage of total issued ordinary share capital of the Company
Chen Yuhong	22,967,472	3.04%
Cui Hui	20,000,000	2.65%
Wang Hui	7,017,838	0.93%
Tang Zhen Ming	10,207,765	1.35%

Options to subscribe for Shares

Name of Director	Exercise Price (HK$)	No. of share options outstanding as at 30 September 2006	Percentage of total issued ordinary share capital of the Company	No. of underlying Shares interested in	Note
Chen Yuhong	0.58	1,200,000	0.16%	7,400,000	(1)
	0.65	5,000,000	0.66%		(2)
	0.97	1,200,000	0.16%		(3)
Cui Hui	0.65	500,000	0.07%	500,000	(2)
Duncan Chiu	0.65	1,000,000	0.13%	1,000,000	(2)
Wang Hui	0.58	1,000,000	0.13%	5,500,000	(1)
	0.65	3,500,000	0.48%		(2)
	0.97	1,000,000	0.13%		(3)
Tang Zhen Ming	0.58	320,000	0.04%	3,720,000	(1)
	0.65	2,600,000	0.34%		(2)
	0.97	800,000	0.11%		(3)

Notes:

(1) The above share options were offered on 13th August 2003 under the share option scheme of the Company adopted on 2nd June 2003 (the "Share Option Scheme") and were accepted on 27th August 2003. The share options are exercisable for a period of ten years from the date of offer, subject to the following conditions:

Exercisable Period		
Commencing	**Ending**	**Number of share options exercisable**
13/08/2004	12/08/2013	25% of the total number of share options granted
13/08/2005	12/08/2013	25% of the total number of share options granted
13/08/2006	12/08/2013	25% of the total number of share options granted
13/08/2007	12/08/2013	25% of the total number of share options granted

(2) The above share options were offered on 13 May, 2004 under the Share Option Scheme and were accepted on 10 June, 2004. The share options are exercisable for a period of ten years from the date of offer, subject to the following conditions:

Exercisable Period

Commencing	Ending	Number of share options exercisable
13/05/2004	12/05/2014	25% of the total number of share options granted
13/05/2005	12/05/2014	25% of the total number of share options granted
13/05/2006	12/05/2014	25% of the total number of share options granted
13/05/2007	12/05/2014	25% of the total number of share options granted

(3) The above share options were offered on 30 March, 2006 under the Share Option Scheme and were accepted on 27 April, 2006. The share options are exercisable for a period of ten years from the date of offer, subject to the following conditions:

Exercisable Period

Commencing	Ending	Number of share options exercisable
30/03/2006	29/03/2016	25% of the total number of share options granted
30/03/2007	29/03/2016	25% of the total number of share options granted
30/03/2008	29/03/2016	25% of the total number of share options granted
30/03/2009	29/03/2016	25% of the total number of share options granted

Save as disclosed above and so far as was known to the Directors, as at 30 September, 2006 none of the Directors or chief executive of the Company had any interests or short positions in the shares, debentures or underlying shares of the Company or its associated corporations (as defined in Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the required standard of dealings by directors of listed issuers as referred to in Rules 5.46 of the GEM Listing Rules, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEME

As at 30 September, 2006, share options to subscribe for an aggregate of 78,210,000 Shares granted to certain directors and employees of the Group pursuant to the Share Option Scheme with terms on the exercise of the share options granted as set out in Notes (1), (2) and (3) in the section headed "Directors' Interests in Shares" above were outstanding.

Save as disclosed above, no option had been granted, exercised and lapsed pursuant to such Share Option Scheme for the nine months ended 30 September, 2006.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, during the nine months ended 30 September, 2006 none of the Directors was granted options to subscribe for shares of the Company and as at 30 September, 2006 none of the Directors had any rights to acquire shares in the Company.

REQUIRED STANDARD OF SECURITIES DEALINGS BY DIRECTORS

During the nine months ended 30 September, 2006, the Company had adopted a code of conduct for directors' securities transactions on terms no less exacting than the required standard of dealings set out in Rules 5.48 to 5.67 of the GEM Listing Rules. Having made specific enquiry with all the Directors, the Directors had complied with the required standard of dealings and the code of conduct for directors' securities transactions during the nine months ended 30 September, 2006.

SUBSTANTIAL SHAREHOLDERS

So far as was known to the Directors, as at 30 September, 2006, the interest of the persons (not being a Director or chief executive of the Company) in the shares of the Company which were notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept under section 336 of the SFO were as follows:

Long positions in Shares

Name	Nature of interest	Approximate number of Shares *(million)*	Approximate percentage of total issued ordinary share capital of the Company
China National Computer Software & Information Technology Service Corporation (Hong Kong) Limited ("CS&S (HK)") *(Note 1)*	Beneficial interest	199.01	26.34%
Chinasoft National Software and Service Company Limited ("CNSS") *(Note 1)*	Interest of controlled corporation	199.01	26.34%
Chinasoft International (Hong Kong) Limited ("Chinasoft (HK)") *(Note 2)*	Interest of persons acting in concert	199.01	26.34%
Far East Technology International Limited ("Far East Technology") *(Note 3)*	Beneficial interest	170.13	22.51%
International Finance Corporation ("IFC") *(Note 4)*	Beneficial interest	97.25	12.87%
Microsoft Corporation ("Microsoft") *(Note 4)*	Beneficial interest	97.25	12.87%

Notes:

1. CNSS is taken to be interested in the Shares in which CS&S (HK) is interested. CNSS holds approximately 99.3% of the total voting rights of CS&S (HK).

2. Chinasoft (HK) and CS&S (HK) are parties to agreements to acquire interests in the Company which include provisions imposing restrictions with respect to the disposal of interests acquired, and Chinasoft (HK) is taken to be interested in the Shares in which CS&S (HK) is interested pursuant to section 318 of the SFO.

3. Mr. Duncan Chiu, a non-executive Director, is nominated by Far East Technology. Mr. Duncan Chiu is a director of Far East Technology.

4. IFC and Microsoft were each interested in 97,250,000 Shares which could be issued to each of them upon the conversion of the 97,250,000 series A preferred shares of HK$0.05 each in the capital of the Company ("Series A Preferred Shares") allotted and issued to each of them on 6 January 2006. Each of IFC and Microsoft holds 50% of the total 194,500,000 Series A Preferred Shares in issue.

Save as disclosed above, as at 30 September, 2006, no other interest or short position in the Shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO.

COMPETING INTERESTS

As at 30 September, 2006, Dr. Cui Hui, an executive Director, was interested in approximately 1.34% of the issued share capital of CNSS. Dr. Cui Hui also served as a director of CNSS. In addition, Madam Tang Min (a non-executive Director) had been appointed as directors of CNSS since August 2000. Although the Directors are of the view that the principal activities of CNSS do not directly compete with those of the Group currently, the Group and CNSS however are both engaged in the provision of information technology outsourcing.

Save as disclosed above, as at 30 September, 2006, none of the Directors or the management shareholders of the Company and their respective associates (as defined under the GEM Listing Rules) had any interest in a business which competed or might compete with the business of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 2 June, 2003 with written terms of reference in compliance with the requirements as set out in Rules 5.28 to 5.33 of the GEM Listing Rules. The primary duties of the audit committee are to review and to provide supervision over the financial reporting process and internal control system of the Group. The audit committee comprises the three independent non-executive directors, namely Mr. He Ning and Mr. Zeng Zhijie and Dr. Leung Wing Yin Patrick.

The audit committee of the Company has reviewed the Interim results of the Group for the nine months ended 30 September, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any listed securities of the Company during the nine months ended 30 September, 2006.

On behalf of the Board
Dr. Chen Yuhong
Managing Director

3rd November, 2006, Beijing

Executive Directors:
Dr. Chen Yuhong *(Managing Director)*
Dr. Tang Zhenming
Mr. Wang Hui

Non-executive Directors:
Madam Tang Min *(Chairman)*
Dr. Cui Hui
Mr. Chen Yung Cheng Timothy
Mr. Duncan Chiu
Mr. Liu Zheng

Independent Non-executive Directors:
Mr. He Ning
Mr. Zeng Zhijie
Dr. Leung Wing Yin Patrick

審核委員會

本公司已於二零零三年六月二日，根據創業板上市規則第5.28條至5.33條所載之規定，成立具有明確職權及職責範圍之審核委員會。審核委員會之主要職責為審核及監管本集團之財務申報程序及內部控制系統。審核委員會之成員包括三名獨立非執行董事何寧先生及曾之杰先生及梁永賢博士。

本公司審核委員會已審閱本集團截至二零零六年九月三十日止九個月之中期業績。

購回、出售或贖回本公司之上市證券

於截至二零零六年九月三十日止九個月期間，本公司或其附屬公司概無購回、出售或贖回本公司任何上市證券。

代表董事會
董事總經理
陳宇紅博士

北京，二零零六年十一月三日

執行董事：
陳宇紅博士 *(董事總經理)*
唐振明博士
王暉先生

非執行董事：
唐敏女士 *(主席)*
崔輝博士
陳永正先生
邱達根先生
劉征先生

獨立非執行董事：
何寧先生
曾之杰先生
梁永賢博士

附註：

1. 中國軟件被視為於其持有約99.3%總投票權之附屬公司CS&S (HK)擁有權益之股份中擁有權益。

2. Chinasoft (HK)及CS&S (HK)乃訂立收購本公司權益協議之訂約方，該協議包含有關限制出售所購入權益之條款，而Chinasoft (HK) 被視為擁有CS&S (HK)根據證券及期貨條例第318條所擁有之股份權益。

3. 本公司非執行董事邱達根先生乃由遠東科技提名。邱達根先生為遠東科技之董事。

4. IFC及微軟各自於97,250,000股股份擁有權益，該等股份可從轉換各自於二零零六年一月六日獲配發及發行本公司股本中97,250,000股每股面值0.05港元之系列A優先股(「系列A優先股」)時發行。IFC及微軟各自持有已發行總共194,500,000股系列A優先股之50%擁有權益。

除上文所披露者外，於二零零六年九月三十日，概無其他本公司之股份或相關股份之權益或淡倉須載入根據證券及期貨條例第336條所存置之登記冊內。

競爭權益

於二零零六年九月三十日，當時之執行董事崔輝博士擁有中國軟件已發行股本約1.34%之權益。崔輝博士亦擔任中國軟件之董事。此外，唐敏女士(非執行董事)自二零零零年八月起獲中國軟件委任為董事。儘管董事認為中國軟件之主要業務現時並無與本集團之主要業務構成直接競爭，然而本集團及中國軟件亦經營提供資訊科技外包業務。

除上文所披露者外，於二零零六年九月三十日，本公司各董事及各管理層股東及其各自之聯繫人士(定義見創業板上市規則)概無於任何與集團業務構成競爭或可能構成競爭之業務擁有權益。

主要股東

就董事所知，於二零零六年九月三十日，下列人士(非本公司董事或主要行政人員)於本公司股份中擁有根據證券及期貨條例第336條須載入登記冊內而根據證券及期貨條例第XV部第2及3分部之條文而須知會本公司及聯交所之權益如下：

股份好倉

名稱	權益性質	股份概約數目 *(百萬)*	本公司已發行普通股本總額之概約百分比
中國軟件與技術服務(香港)有限公司(「CS&S (HK)」)*(附註1)*	實益權益	199.01	26.34%
中國軟件與技術服務股份有限公司(「中國軟件」)*(附註1)*	受控制公司之權益	199.01	26.34%
中軟國際(香港)有限公司(「Chinasoft (HK)」)*(附註2)*	一致行動人士之權益	199.01	26.34%
遠東科技國際有限公司(「遠東科技」)*(附註3)*	實益權益	170.13	22.51%
International Finance Corporation(「IFC」)*(附註4)*	實益權益	97.25	12.87%
微軟公司(「微軟」)*(附註4)*	實益權益	97.25	12.87%

購股權計劃

於二零零六年九月三十日，本公司根據購股權計劃向集團若干董事及僱員授出，可按列於上文「董事於股份之權益」一節附註(1)、(2)及(3)內之條款認購本公司股本中合共78,210,000股之購股權尚未行使。

除上文所披露者外，於截至二零零六年九月三十日止九個月，概無購股權根據該購股權計劃獲授予、行使或失效。

董事獲取股份之權利

除上文披露者外，於截至二零零六年九月三十日止九個月期間，董事概無獲授出購股權以認購本公司股份，及於二零零六年九月三十日概無董事擁有購入本公司股份之任何權利。

董事買賣證券之規定標準

於截至二零零六年九月三十日止九個月，本公司採納董事進行證券交易之操守準則，有關條款不遜於創業板上市規則第5.48條至5.67條所載之買賣規定標準。經向全體董事作出具體查詢後，董事於截至二零零六年九月三十日止九個月已遵照董事進行證券交易之買賣規定標準及操守準則。

(2) 上述購股權於二零零四年五月十三日根據購股權計劃授出，並於二零零四年六月十日獲接納。購股權之行使期由授出日期起計，為期十年，惟須受下列條件所限：

行使期		
開始	屆滿	可行使購股權數目
13/05/2004	12/05/2014	獲授購股權總數之25%
13/05/2005	12/05/2014	獲授購股權總數之25%
13/05/2006	12/05/2014	獲授購股權總數之25%
13/05/2007	12/05/2014	獲授購股權總數之25%

(3) 上述購股權於二零零六年三月三十日根據購股權計劃授出，並於二零零六年四月二十七日獲接納。購股權之行使期由授出日期起計，為期十年，惟須受下列條件所限：

行使期		
開始	屆滿	可行使購股權數目
30/03/2006	29/03/2016	獲授購股權總數之25%
30/03/2007	29/03/2016	獲授購股權總數之25%
30/03/2008	29/03/2016	獲授購股權總數之25%
30/03/2009	29/03/2016	獲授購股權總數之25%

於二零零六年九月三十日，除上文所披露者外，就董事所知，概無本公司董事或主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之任何股份、債券或相關股份中之任何權益或淡倉(包括根據證券及期貨條例有關條文被視為或當作由彼等擁有之權益及淡倉)，或須載入本公司根據證券及期貨條例第352條而存置之登記冊內或根據創業板上市規則第5.46條所指上市發行人董事進行交易之規定標準須知會本公司及聯交所之任何權益或短倉。

認購股份之購股權

董事姓名	行使價 (港元)	於二零零六年九月三十日尚未行使之購股權數目	佔本公司已發行普通股本總數百分比	擁有權益之相關股份數目	附註
陳宇紅	0.58	1,200,000	0.16%	7,400,000	(1)
	0.65	5,000,000	0.66%		(2)
	0.97	1,200,000	0.16%		(3)
崔輝	0.65	500,000	0.07%	500,000	(2)
邱達根	0.65	1,000,000	0.13%	1,000,000	(2)
王暉	0.58	1,000,000	0.13%	5,500,000	(1)
	0.65	3,500,000	0.48%		(2)
	0.97	1,000,000	0.13%		(3)
唐振明	0.58	320,000	0.04%	3,720,000	(1)
	0.65	2,600,000	0.34%		(2)
	0.97	800,000	0.11%		(3)

附註：

(1) 上述購股權於二零零三年八月十三日根據本公司於二零零三年六月二日所採納之購股權計劃(「購股權計劃」)授出，並於二零零三年八月二十七日獲接納。購股權之行使期由授出日期起計，為期十年，惟須受下列條件所限：

行使期 開始	屆滿	可行使購股權數目
13/08/2004	12/08/2013	獲授購股權總數之25%
13/08/2005	12/08/2013	獲授購股權總數之25%
13/08/2006	12/08/2013	獲授購股權總數之25%
13/08/2007	12/08/2013	獲授購股權總數之25%

董事於股份之權益

於二零零六年九月三十日，以下董事於本公司之相關股份中擁有根據證券及期貨條例(香港法例第571章)(「證券及期貨條例」)第352條而須載入登記冊內或根據創業板上市規則第5.46條所述上市發行人董事進行交易之標準規定而須知會本公司及聯交所之權益如下：

本公司股本中每股面值0.05港元股份(「股份」)之好倉

董事姓名	股份數目	佔本公司已發行普通股本總數概約百分比
陳宇紅	22,967,472	3.04%
崔輝	20,000,000	2.65%
王暉	7,017,838	0.93%
唐振明	10,207,765	1.35%

於新開發行業：

1、 投標「金質工程」一期工程

報告期內集團投標「金質工程」一期工程國內生產企業產品質量電子監管系統一期工程。該系統是一個集業務應用、信息管理、數據採集與分析於一體的信息系統。具體包含數據中心建設、接口建設、數據採集與轉換、業務應用系統的建設及附屬業務系統/模塊建設。應用系統業務涵蓋質量監督的所有業務需求。集團有信心贏得該項目。

於外包方面：

集團仍會著眼於戰略的維護和發展，集團有計劃擴大與微軟的合作，在通過特別股東大會的批准後將與微軟簽訂為期五年的全球服務主合同，並計劃競投微軟新項目。

於兼併收購：

鑒於集團以前完成一系列中小型兼併收購後，集團正在尋求中大型軟件服務與外包企業，其收購方向仍將是集團計劃開發的新行業及圍繞策略性客戶展開。

展望

於冠軍行業：

1、 *於煙草行業：*

(1) 繼續《煙草行業捲煙生產經營決策系統》三期推廣

《煙草行業捲煙生產經營決策系統》三期－即打碼到條項目，是與一期、二期規模相等的項目，預計將於日後逐步展開，其模式與一期、二期的推廣相同，將涉及350個商業公司、318倉庫、27個省商業公司，全部推廣工作集團計劃於明年年底前全部結束，屆時該項目將為集團帶來可觀的利潤。

(2) 投標湖南數據中心項目，隨著數據中心模式的形成，集團又於煙草行業擁有了新的解決方案，並以展開向全國的推廣。

(3) 銷售網絡管理系統於煙草行業的需求越來越大，行業中借助於信息化的手段對於銷售的管理日益增強，使集團有機會為其定做了新的系統，集團已計劃投標《安徽煙草電話訂貨管理信息系統》，和《遼寧省煙草行業數據中心》。

2、 *於審計行業：*

審計行業是集團的冠軍行業之一，隨著「金審工程」一期的順利推廣，集團成功開發現場審計實施系統聯網區縣版，未來將為集團帶來持續利潤。同時集團積極研發並完善聯網審計解決方案和產品，為「金審工程」二期推廣做好準備。

3、 *新建分公司：*

(1) *於福建組建中軟海晟*

集團與福建海晟集團有限公司(「福建海晟」)共同組建合資公司福建中軟海晟信息技術有限公司(「中軟海晟」)。中軟國際將擁有中軟海晟之51%股權，而其餘49%將由福建海晟持有。

福建海晟為福建省煙草公司之控股子公司，為一家致力服務煙草、信息技術及房地產等行業之知名企業，擁有相當的技術及實力。其下屬全資子公司廈門海晟信息技術有限公司(「海晟信息」)則專注於煙草行業的訊息化建設，擁有完善的技術開發及服務體系，並自主開發行業煙葉基礎管理軟件，其軟件已於全國部份省市獲得了廣泛應用。至此集團已擁有包括農業(「煙葉」)、工業生產、商業銷售完整的供應鏈解決方案。

有關合資公司將主要負責研發及銷售與煙草商業系統電子商務整體解決方案相關之核心產品。

投資雙方通過優勢互補，透過中軟海晟不斷擴大於煙草行業商業系統之市場份額。

此次合作是繼集團於二零零五年入股北京中煙信息技術有限公司，及與湖北煙草公司組建武漢中軟國際後，與煙草行業的再一次緊密合作。集團與客戶之關係，已成功從過去之單向方案銷售、互動計劃擬訂，演變成現時之強強聯合發展。集團未來將積極透過市場深度滲透，進一步鞏固其於冠軍煙草行業之IT解決方案市場之領導地位。

各省級局、工業公司按照集成整合的要求，結合本單位實際，從數據集成入手，按照國家局制定的相關技術標準，構建、完善本單位的數據中心，即滿足本單位的需要，也滿足國家局行業數據中心的需要。

(5) 中標遼寧省煙草行業應用集成服務項目

通過本項目建設，構建遼寧煙草應用集成系統平台，建立應用集成規範標準，在統一的體系結構下，使省、市兩級應用系統通過界面集成、數據集成以及業務集成，最終實現遼寧煙草應用系統的有機整合和標準的統一。

2、 *審計行業：*

(1) 繼續向全國推廣「金審工程」一期

報告期內集團又與河南省、海南省、上海市、重慶市、遼寧瀋陽市、河南開封市、浙江省紹興市、浙江省湖州市、江西南昌市，共計九家審計署簽訂推廣協議。

同時集團還與安徽省審計署簽訂了全省推廣協議，一期建設涉及省廳及8個地市，未來二期還將覆蓋另外9個地市，預計於1年半內完成。

(2) 受委托開發AO2007版

集團接收國家審計署的委托，對原集團開發的軟件進行升級，升級的內容包括：

- 數據庫更新
- 數據傳輸加密
- 由單機版升級為網絡版
- 新增審計功能30餘項

(3) 承接紅塔集團捲煙生產經營附註決策管理系統－捲煙銷售管理系統開發

鑒於集團為煙草行業提供《煙草行業捲煙生產經營決策系統》已經採集了完整的煙草行業生產和銷售的數據，各煙草集團也從中獲益頗多，對於本集團數據的分析以支持本集團的生產經營決策的需求也越來越迫切。

集團將為紅塔集團開發建立紅塔集團在全國各商業分公司的進銷存數據的數據分析，以滿足銷售管理決策的需求。該系統將包括以下模塊：

- 計劃與目標子系統
- 銷售與需求子系統
- 預測需求子系統
- 合同審批控制子系統
- 合同執行控制子系統
- 查詢報表中心
- 分析圖表中心
- 工商互動子系統

(4) 中標雲南省煙草專賣局(公司)數據中心系統

報告其內集團中標雲南省煙草專賣局(公司)數據中心系統。

煙草行業數據中心由國家局、省級局與工業公司、基層工商企業三級數據中心構成，逐步向上集中。在國家局、總公司數據中心的統一管理下，要通過數據整合，實現行業信息的上傳下達，按照一定的規則和權限，在行業內部實行各取所需、授權訪問，做到行業信息橫向縱向互聯互通。

d) 國家局數據展現分析

在國家局數據中心，對本項目採集的數據指標進行加工處理，與國家局數據中心已有數據指標綜合，實現數據匯總分析，對比分析、排名分析、覆蓋情況分析、佔有情況分析、區間對比走勢分析等數據展現應用，及完整物流信息的跟蹤分析和展現應用。

實際需求出發，集團將系統設計為四個層次：

- 業務層
- 平台層
- 決策與管理層
- 展現層

(2) *承攬西藏自治區煙草專賣局(公司)煙草商業管理信息系統項目開發*

該系統將為西藏自治區煙草商業公司建立完整的銷售網絡管理系統包括：

- 專賣管理省局版
- 專賣管理市局版
- 營銷管理系統省公司版
- 營銷管理系統分公司版
- 呼叫中心管理系統
- 客戶關係管理系統

該系統開發完成後，集團將為其進行全自治區部署。

三期系統於全國推廣後將實現如下功能：

a) 完善決策系統捲煙成品物流信息跟蹤

通過對每一條煙的物流跟蹤，使條煙具有身份識別碼，能夠更為真實的反映全國煙草的銷售情況，為規範行業內部管理、加強專賣管理提供有效手段。

b) 建設行業商業企業電話呼叫業務規範和技術標準

制訂電話呼叫業務系統的標準體系，包括：業務流程及功能規範、基礎數據字典、業務指標體系、數據交換標準、技術環境規範等。通過電話呼叫標準體系的貫徹落實，為統一全國商業企業電話呼叫業務模式，獲取真實市場需求、經營信息提供保障。

c) 行業商業企業呼叫訂單等業務數據採集

利用行業基礎信息平台提供的數據採集及交換功能，通過增加數據採集指標項，採集客戶需求、訂單等相關信息的匯總數據、捲煙實物庫存和銷售等信息，利用現有數據傳輸通道，直接上報國家局煙草專賣局。

冠軍行業：

1、 *煙草行業：*

(1) 《煙草行業捲煙生產經營決策系統》三期展開推廣

繼上個報告期內集團受委托開發《煙草行業捲煙生產經營決策系統》三期一即《打碼到條》項目，本報告期內集團已向全國展開推廣，目前已於6個省市開展試點，後續工作將於年內全面展開。該項目將包括：

- 捲煙成品物流跟蹤到條
- 電話呼叫系統

目前集團開發的《煙草行業捲煙生產經營決策管理系統》對捲煙成品物流的數碼跟蹤，已貫穿工業生產、工業庫存、工業出庫、商業入庫等件(1件箱＝1萬支煙)煙管理環節，國家煙草專賣局需要進一步在商業銷售環節跟蹤到條(1條＝２００支煙)，完善物流銷售及庫存數據，實現捲煙成品物流全過程痕跡管理，完成後系統的數據採集量將較二期增長50倍。

電話呼叫系統已經在煙草行業得到了廣泛應用，但需要統一電話呼叫業務規範和技術標準，規範、提升呼叫中心應用水平，真實、完整地採集零售終端客戶需求信息和訂單信息。

業務回顧

《煙草行業捲煙生產經營決策系統》三期展開推廣

承攬西藏自治區煙草專賣局(公司)煙草商業管理信息系統項目開發

承接紅塔集團捲煙生產經營附註決策管理系統－捲煙銷售管理系統開發

中標雲南省煙草專賣局(公司)數據中心系統

中標遼寧省煙草行業應用集成服務項目

繼續向全國推廣「金審工程」一期

受委托開發AO2007版

於福建組建中軟海晟公司

就業務本身而言，截至九月三十日止三個月，集團二大主要業務，解決方案和科技諮詢外包業務，分別佔營業額的50.0%和44.6%與去年同期(73.9%和16.0%)相比下降23.9%及上升28.6%。由此可以看出，外包業務已經日益成為集團主要的利潤來源之一。

集團取得如此佳績，主要由於集團一直與客戶保持良好的合作關係，並能穩定的從客戶處獲得不斷擴大份額，煙草和審計行業都是為集團帶來了長期而穩定的業務。利潤的持續增長也表明，集團純軟件服務與外包的轉型策略是為明智之舉。同時新外包業務的加入，使集團收入大幅增加，收購後的中軟賽博資源軟件技術(天津)有限公司和中軟資源北京二間附屬外包公司已開始為集團貢獻利潤。

由於軟件開發的銷售費用比例較高並加上高毛利率，分銷成本佔營業額的比例為7.9%，相對於去年同期之7.0%上升0.9%；行政開支佔營業額的比例為19.6%，相對於去年同期之8.4%上升11.2%。隨著外包業務的平均員工數目由二零零五年財政年度的520名增加至截至二零零六年九月三十日止九個月之1,353名，以及本集團經營規模的增加、資訊科技外包員工與技術支援員工以及攤銷及折舊上升導致行政開支上升實屬合理。增加的原因部份是由於與收購事項有關之法律及顧問費用所致。

中期股息

本公司董事(「董事」)不擬就截至二零零六年九月三十日止九個月派付中期股息(二零零五年:無)。

管理層業務檢討及分析

財務回顧

業績

截至二零零六年九月三十日止九個月,本公司錄得未經審核營業額約為人民幣226,241,000元(二零零五年:人民幣254,801,000元),較去年同期下降約11.2%。營業額之下降為本集團業務轉型,並專注於軟件開發、資訊科技外包及BPO並減少硬件業務所致。

截至二零零六年九月三十日止九個月,本公司錄得未經審核毛利、純利及股東應佔純利分別約人民幣107,588,000元、人民幣41,007,000元及人民幣39,974,000元,較去年同期分別增長47.3%、32.7%及39.2%。每股基本盈利約為人民幣0.0538元(二零零五年:人民幣0.0405元),每股攤薄盈利約為人民幣0.0396元(二零零五年:人民幣0.0389元)。

截至二零零六年九月三十日止九個月,集團之毛利率及純利率分別約為47.6%及18.1%(二零零五年:分別約28.7%及12.1%),即較二零零五年同期分別增加約18.9%及6.0%。毛利率及純利率錄得如此明顯上升,為本集團業務轉型,專注於軟件開發及一系列資訊科技服務供應商所致。

集團於專業人才方面,已達至1,952名員工,較上季度1,676名相比大增276名。人員的增加主要是來自於從事外包的人員的增加,現集團從事外包業務的員工已達到1,353名。

根據北京市科學技術委員會(「北京市科委」)於二零零四年六月二十五日發出之批文，本公司之附屬公司北京中軟資源信息科技服務有限公司(「中軟資源北京」)已被指定為一間高新技術企業，而其所得税率乃由33%減至15%。此外，中軟資源北京有權由二零零四年開始，從首個獲利年度起三年獲豁免繳交所得税，其後三年則免繳50%所得税。

根據深圳南山區State Bureau於二零零五年三月一日發出之批文，本公司之附屬公司深圳市中軟資源技術服務有限公司(「中軟資源深圳」)已被指定為一間新成立之軟件企業。因此，中軟資源深圳有權由二零零四年開始，從首個獲利年度起兩年獲豁免繳交所得税，其後三年則免繳50%所得税。

由於集團於有關期間並無香港產生之應課税溢利，故於有關期間並無就香港利得税作出撥備。

於有關期間及各結算日，本集團並無重大未撥備遞延税項。

4. 股息

於二零零六年三月三十日，本公司向股東宣派截至二零零五年十二月三十一日止年度末期股息18,309,311港元(相等於人民幣18,858,590元)。該等股息已於二零零六年五月二十五日派付予本公司股東。截至二零零六年九月三十日止期間，應付優先股股息為262,192美元(相等於人民幣2,106,449元)。

5. 每股盈利

截至二零零六年九月三十日止三個月及九個月之每股基本盈利是按權益持有人應佔純利分別約人民幣15,450,000元及約人民幣39,974,000元(截至二零零五年九月三十日止三個月及九個月：權益持有人應佔純利約人民幣10,516,000元及人民幣28,718,000元)除以截至二零零六年九月三十日止三個月之加權平均已發行股份數目755,620,755股(二零零五年：732,372,453股)及截至二零零六年九月三十日止九個月之加權平均已發行股份數目743,272,756股(二零零五年：709,124,151股)計算，猶如日期為二零零三年六月十日之本公司售股章程(「售股章程」)附錄六所述本公司股份拆細一事已於有關期間開始時已經完成。

截至二零零六年九月三十日止三個月及九個月之每股攤薄盈利乃按截至二零零六年九月三十日止三個月之權益持有人應佔純利人民幣15,450,000元及截至二零零六年九月三十日止九個月之權益持有人應佔純利人民幣39,974,000元除以用作計算截至二零零六年九月三十日止三個月及九個月之每股攤薄盈利加權平均數1,028,330,755股股份(二零零五年：764,242,453股股份)及1,009,382,756股股份(二零零五年：739,154,151股股份)計算。

附註：

1. 公司呈報基準

集團之財務報表乃根據聯交所創業板證券上市規則第18章所適用之披露規定，以及香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」而編製。

2. 營業額

除相當於年內已完成工程價值(包括尚未開發票之金額)之提供解決方案服務及資訊科技外包服務之營業額外，營業額乃指經扣除增值稅及其他銷售稅與退貨後列賬，相當於給予客戶之發票金額。

	截至九月三十日止三個月		截至九月三十日止九個月	
	二零零六年	二零零五年	二零零六年	二零零五年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
解決方案	**46,266**	67,450	**120,736**	203,595
資訊科技外包	**41,261**	14,640	**88,277**	37,103
資訊科技諮詢及培訓服務	**2,855**	1,795	**8,259**	5,231
可獨立銷售軟件產品	**2,070**	7,370	**8,969**	8,872
	92,452	91,255	**226,241**	254,801

3. 稅項

根據由北京市海淀區國家稅務局於二零零零年十一月二十一日頒佈之批文，集團一間主要經營附屬公司北京中軟國際信息技術有限公司(「北京中軟」)，已獲指定為高新技術企業，並由二零零零年起於首個獲利年度起計三年獲豁免繳納所得稅及其後三年獲寬減50%稅項。

截至二零零五年十二月三十一日止三個年度，北京中軟須按稅率7.5%繳納所得稅，而其後則以稅率15%按其應課稅溢利繳稅。

根據廣州市科學技術局於二零零四年三月三十一日發出之批文，集團一間附屬公司中軟國際(廣州)信息技術有限公司(「中軟廣州」)獲指定為高新技術企業，其所得稅稅率由33%減至15%。此外，根據廣州市國家稅務局於二零零四年六月二日發出之另一項批文，中軟廣州自二零零三年起，於首個獲利年度獲兩年豁免繳納所得稅，其後三年則獲減免50%稅項。

未經審核權益變動綜合報表

	股東應佔														
	普通股本	普通股份溢價	可發行股份	可贖回可換股優先股本	優先股份溢價	換算儲備	購股權儲備	一般儲備金	企業擴充法定基金	法定盈餘儲備金	法定公益金	累積溢利	總計	少數股東權益	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零五年一月一日	36,968	65,185	–	–	–	90	3,492	1,250	589	–	–	71,932	199,506	–	199,506
年內溢利	–	–	–	–	–	–	–	–	–	–	–	18,202	18,202	–	18,202
新發行股份	1,848	35,487	–	–	–	–	–	–	–	–	–	–	37,335	–	37,335
收購附屬公司可發行股份	–	–	24,420	–	–	–	–	–	–	–	–	–	24,420	–	24,420
收購附屬公司	–	–	–	–	–	–	–	–	–	–	–	–	–	10,692	10,692
二零零五年已付股息	–	–	–	–	–	–	–	–	–	–	–	(7,394)	(7,394)	–	(7,394)
於二零零五年九月三十日	38,816	120,672	24,420	–	–	90	3,492	1,250	589	–	–	82,740	272,069	10,692	282,761
於二零零六年一月一日	38,816	120,672	24,420	–	–	(2,047)	7,098	1,573	728	63	32	103,648	295,003	14,032	309,035
匯兌調整	(1,099)	(3,415)	(235)	–	–	–	–	–	–	–	–	177	(4,572)	–	(4,572)
新發行可贖回可換股優先股份	–	–	–	10,017	150,251	–	–	–	–	–	–	–	160,268	–	160,268
新發行普通股份	1,197	22,988	(24,185)	–	–	–	–	–	–	–	–	–	–	–	–
發行股份所產生之開支	–	–	–	–	(2,261)	–	–	–	–	–	–	–	(2,261)	–	(2,261)
確認股本結算之基於股份之付款	–	–	–	–	–	–	3,866	–	–	–	–	–	3,866	–	3,866
收購一間附屬公司之額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(13,487)	(13,487)
收購一間附屬公司	–	–	–	–	–	–	–	–	–	–	–	–	–	2,332	2,332
二零零五年已付股息	–	–	–	–	–	–	–	–	–	–	–	(20,965)	(20,965)	–	(20,965)
期內溢利	–	–	–	–	–	–	–	–	–	–	–	39,974	39,974	1,033	41,007
於二零零六年九月三十日	38,914	140,245	–	10,017	147,990	(2,047)	10,964	1,573	728	63	32	122,834	471,313	3,910	475,223

綜合損益表(未經審核)

	附註	截至九月三十日止三個月 二零零六年 人民幣千元	截至九月三十日止三個月 二零零五年 人民幣千元	截至九月三十日止九個月 二零零六年 人民幣千元	截至九月三十日止九個月 二零零五年 人民幣千元
營業額	2	**92,452**	91,255	**226,241**	254,801
銷售成本		**(45,587)**	(65,474)	**(118,653)**	(181,758)
毛利		**46,865**	25,781	**107,588**	73,043
其他營運收入		**836**	185	**4,802**	440
分銷成本		**(5,957)**	(6,891)	**(17,773)**	(17,838)
行政開支		**(21,383)**	(5,207)	**(44,417)**	(21,522)
無形資產攤銷		**(1,018)**	(637)	**(2,871)**	(1,911)
經營溢利		**19,343**	13,231	**47,329**	32,212
財務費用		**(5)**	(13)	**(8)**	(39)
應佔聯營公司業績		**(84)**	199	**1,189**	763
除税前溢利		**19,254**	13,417	**48,510**	32,936
税項	3	**(2,756)**	(722)	**(7,503)**	(2,039)
本期溢利		**16,498**	12,695	**41,007**	30,897
以下應佔：					
母公司權益持有人		**15,450**	10,516	**39,974**	28,718
少數股東權益		**1,048**	2,179	**1,033**	2,179
		16,498	12,695	**41,007**	30,897
股息	4	**2,106**	–	**20,965**	7,394
每股盈利					
一基本(仙)	5	**2.04**	1.44	**5.38**	4.05
一攤薄(仙)	5	**1.50**	1.38	**3.96**	3.89

概要

- 截至二零零六年九月三十日止九個月創造毛利、純利及股東應佔純利分別約人民幣107,588,000元、人民幣41,007,000元及人民幣39,974,000元(二零零五年：人民幣73,043,000元、人民幣30,897,000元及人民幣28,718,000元)，即較二零零五年同期分別增加約47.3%、32.7%及39.2%。
- 截至二零零六年九月三十日止九個月實現毛利率及純利率分別約47.6%及18.1%(二零零五年：分別約28.7%及12.1%)，即較二零零五年同期分別增加約18.9%及6.0%。毛利率之增長顯示本集團成功將其業務由較低毛利率業務(硬件業務)轉型至較高毛利率業務(軟件開發、資訊科技外包及BPO)。
- 截至二零零六年九月三十日止九個月實現營業額約人民幣226,241,000元(二零零五年：人民幣254,801,000元)，即較二零零五年同期減少約11.2%，與本集團業務轉型，專注於軟件開發、資訊科技外包及BPO並減少硬件業務一致。
- 截至二零零六年九月三十日止九個月，本公司之每股基本盈利及每股攤薄盈利分別約為人民幣5.38仙(二零零五年：人民幣4.05仙)及人民幣3.96仙(二零零五年：人民幣3.89仙)。
- 董事不建議就截至二零零六年九月三十日止九個月派發中期股息。

第三季度業績

中軟國際有限公司(「本公司」)的董事會(「董事會」)謹此提交本公司及其附屬公司(「集團」)分別截至二零零六年九月三十日止三個月及九個月之未經審核綜合經營業績連同比較數字如下：

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)之特色

創業板乃為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可能因其新興性質及該等公司經營業務之行業或所在國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他資深投資者。

鑒於在創業板上市之公司屬於新興性質，在創業板買賣之證券可能會較於聯交所主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發布資料之主要方法為透過聯交所操作之互聯網網頁上刊登。上市公司毋須在憲報指定之報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等需閱覽創業板網頁，以取得創業板上市發行人之最新資料。

聯交所對本報告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不就因本報告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中軟國際有限公司各董事(「董事」)願就本報告共同及個別對此承擔全部責任，本報告乃根據香港聯合交易所有限公司創業板上市規則而提供有關中軟國際有限公司之資料。董事經作出一切合理查詢後確認，就彼等深知及確信：(1) 本報告所載資料在各重大方面均屬準確及完整，且無誤導成份；(2) 本報告並無遺漏其他事實，致使其任何聲明產生誤導；及(3) 本報告所表達之一切意見乃經過審慎周詳考慮後始行作出，並以公平及合理之基準及假設為依據。

CS&S

中软国际

Chinasoft International

2006

2006

2006

2006

2006

第三季度報告

CHINASOFT INTERNATIONAL LIMITED

中軟國際有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號: 8216)

* 僅供識別

CS&S
中软国际

Chinasoft International 2006 Interim Report

CHINASOFT INTERNATIONAL LIMITED
中軟國際有限公司*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8216)

* for identification purpose only

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of Chinasoft International Limited (the "Company") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the GEM of the Stock Exchange for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:– (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS

- Accomplished a gross profit and a net profit of approximately RMB60,723,000 and RMB24,509,000 respectively (2005: RMB47,262,000 and RMB18,202,000) for the six months ended 30 June, 2006, representing an increase of approximately 28.5% and 34.7% respectively as compared to the corresponding period in 2005.

- Achieved a gross profit margin and a net profit margin of approximately 45.4% and 18.3% respectively (2005: approximately 28.9% and 11.1% respectively) for the six months ended 30 June, 2006, representing an increase of approximately 16.5% and 7.2% respectively as compared to the corresponding period in 2005. The growth in the profit margin indicates the Group successfully transformed its business to a higher profit margin business (software development, IT outsourcing and BPO) from a lower profit margin business (hardware business).

- Achieved a turnover of approximately RMB133,789,000 (2005: RMB163,546,000) for the six months ended 30 June, 2006, representing a decrease of approximately 18.2% as compared to the corresponding period in 2005 which was in line with business transformation of the Group to focus on software development, IT outsourcing and BPO and reduce the portion of hardware business.

- Basic earnings per share and diluted earnings per share of the Company were approximately RMB0.0334 (2005: RMB0.0261) and RMB0.0245 (2005: RMB0.0251) respectively for the six months ended 30 June, 2006.

- The Directors do not recommend the payment of an interim dividend for the six months ended 30 June, 2006.

INTERIM RESULTS

The board of Directors (the "Board") of Chinasoft International Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the three months and six months ended 30 June, 2006, respectively, with corresponding figures as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

		For the three months ended 30 June,		For the six months ended 30 June,	
		2006	2005	2006	2005
	Notes	RMB'000	RMB'000	RMB'000	RMB'000
Turnover	2	**70,721**	74,471	**133,789**	163,546
Cost of sales		**(37,790)**	(48,906)	**(73,066)**	(116,284)
Gross profit		**32,931**	25,565	**60,723**	47,262
Other operating income		**2,488**	255	**3,966**	255
Distribution costs		**(7,424)**	(7,615)	**(11,816)**	(10,947)
Administrative expenses		**(11,224)**	(6,950)	**(23,034)**	(16,315)
Amortisation of intangible assets	11	**(926)**	(636)	**(1,853)**	(1,274)
Profit from operations		**15,845**	10,619	**27,986**	18,981
Finance costs		**(2)**	(143)	**(3)**	(26)
Share of result of associates		**959**	199	**1,273**	564
Profit before taxation		**16,802**	10,675	**29,256**	19,519
Taxation	3	**(2,792)**	(518)	**(4,747)**	(1,317)
Profit for the year		**14,010**	10,157	**24,509**	18,202
Attributable to:					
Equity holders of the parent		**14,132**	10,157	**24,524**	18,202
Minority interests		**(122)**	–	**(15)**	–
		14,010	10,157	**24,509**	18,202
Dividend	4	**18,859**	7,394	**18,859**	7,394
Earnings per share					
– Basic (cents)	5	**1.94**	1.46	**3.34**	2.61
– Diluted (cents)	5	**1.39**	1.42	**2.45**	2.51

CONSOLIDATED BALANCE SHEET

	Notes	(Unaudited) 30 June, 2006 RMB'000	(Audited) 31 December, 2005 RMB'000
Non-current assets			
Property, plant and equipment		**29,159**	23,288
Intangible assets		**22,372**	18,003
Goodwill	6	**154,410**	79,168
Other investment		**361**	–
Interest in associates		**5,086**	8,303
Prepaid lease payments		**–**	216
		211,388	128,978
Current assets			
Inventories		**34,602**	22,670
Trade and other receivables	7	**220,944**	182,113
Amount due from a related company		**32**	1,815
Loan to a related company		**–**	1,450
Pledged deposits		**872**	1,653
Bank balances and cash		**134,402**	100,086
		390,852	309,787
Current liabilities			
Trade and other payables	8	**118,545**	98,270
Bills payable		**16,143**	26,781
Amount due to a shareholder		**26**	9
Dividend payable to a shareholder		**76**	–
Taxation payable		**5,227**	2,846
		140,017	127,906
Net current assets		**250,835**	181,881
Total assets less current liabilities		**462,223**	310,859
Non-current liabilities			
Deferred tax liabilities		**2,578**	1,824
Net assets		**459,645**	309,035
Capital and reserves			
Share capital	9	**48,931**	38,816
Reserves		**407,206**	256,187
Equity attributable to equity holders of the parent		**456,137**	295,003
Minority interests		**3,508**	14,032
Total equity		**459,645**	309,035

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the equity holders of the parent company														
	Ordinary share capital	Ordinary share premium	Issuable shares	Redeemable convertible preferred share capital	Preferred share premium	Translation reserve	Share options reserve	General reserve fund	Statutory enterprise expansion fund	Statutory surplus reserve fund	Statutory public welfare fund	Accu-mulated profits	Total	Minority interests	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January, 2005	36,968	85,195	-	-	-	90	3,492	1,250	589	-	-	71,932	199,506	-	199,506
Profit for the year	-	-	-	-	-	-	-	-	-	-	-	18,202	18,202	-	18,202
New issue of shares	1,848	35,487	-	-	-	-	-	-	-	-	-	-	37,335	-	37,335
Shares issuable on acquisition of subsidiaries	-	-	24,420	-	-	-	-	-	-	-	-	-	24,420	-	24,420
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	10,692	10,692
Dividend for 2005 paid	-	-	-	-	-	-	-	-	-	-	-	(7,394)	(7,394)	-	(7,394)
At 30 June, 2005	38,816	120,672	24,420	-	-	90	3,492	1,250	589	-	-	82,740	272,069	10,692	282,761
At 1 January, 2006	38,816	120,672	24,420	-	-	(2,047)	7,098	1,573	728	63	32	103,648	295,003	14,032	309,035
Exchange adjustment	(1,099)	(3,415)	(235)	-	-		-	-	-	-	-	-	(4,749)	-	(4,749)
New issue of redeemable convertible preferred shares	-	-	-	10,017	150,251	-	-	-	-	-	-	-	160,268	-	160,268
New issue of ordinary shares	1,197	22,988	(24,185)	-	-	-	-	-	-	-	-	-	-	-	-
Expenses incurred in connection of issue of shares	-	-	-	-	(1,941)	-	-	-	-	-	-	-	(1,941)	-	(1,941)
Recognition of equity-settled share based payments	-	-	-	-	-	-	1,891	-	-	-	-	-	1,891	-	1,891
Acquisition of additional interest of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,856)	(12,856)
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	2,332	2,332
Dividend for 2005 paid	-	-	-	-	-	-	-	-	-	-	-	(13,959)	(13,959)	-	(13,959)
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	24,524	24,524	-	24,524
At 30 June, 2006	38,914	140,245	-	10,017	148,310	(2,047)	8,989	1,573	728	63	32	109,313	456,137	3,508	459,645

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Six months ended 30 June,	
	2006	2005
	RMB'000	*RMB'000*
Cash flows from operating activities	**(35,570)**	(32,094)
Cash flows from investing activities	**(91,112)**	(8,145)
Cash flows from financial activities	**160,998**	(7,444)
Net increase (decrease) in cash and cash equivalents	**34,316**	(47,683)
Cash and cash equivalents at the beginning of the period	**100,086**	74,029
Cash and cash equivalents at the end of the period	**134,402**	26,346

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The financial statements of the Group have been prepared in accordance with the applicable disclosure requirements of Chapter 18 of the Rules Governing the Listing of Securities on the GEM of the Stock Exchange and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. TURNOVER

Turnover, which is stated net of valued-added tax and other sales tax and returns, represents amounts invoiced to customers, except in respect of provision of solutions services and IT outsourcing services where turnover represents the value of work done during the year, including amounts not yet invoiced.

	For the three months ended 30 June,		For the six months ended 30 June,	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Solutions	**40,122**	62,385	**74,470**	136,145
IT outsourcing	**23,111**	8,165	**47,016**	22,463
IT consulting and training services	**2,814**	2,915	**5,404**	3,436
Standalone software product	**4,674**	1,006	**6,899**	1,502
	70,721	74,471	**133,789**	163,546

3. TAXATION

Pursuant to an approval document issued by the State Bureau of Beijing Haidian District dated 21 November 2000, Beijing Chinasoft International Information Technology Limited ("Beijing Chinasoft"), a major operating subsidiary of the Group, has been designated as an advanced technology enterprise and is entitled to the three year's exemption from income tax followed by three years of 50% tax reduction commencing from the first-profit-making year with effect from 2000.

Beijing Chinasoft is subject to the income tax computed at the rate of 7.5% for the three years ending 31st December 2005 and at the rate of 15% on its taxable profit thereafter.

Pursuant to an approval document issued by the Guangzhou Science and Technology Bureau dated 31 March 2004, Chinasoft International (Guangzhou) Information Technology Limited ("Chinasoft Guangzhou"), a subsidiary of the Group, had been designated as an advanced technology enterprise and its income tax rate was reduced from 33% to 15%. Moreover, pursuant to another approval document issued by the Guangzhou National Tax Bureau dated 2 June 2004, Chinasoft Guangzhou was entitled to a two year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2003.

Pursuant to an approval document issued by the Beijing Science and Technology Commission dated 25 June, 2004, Chinasoft Resources Information Technology Services Limited ("Chinasoft Resources Beijing"), a subsidiary of the Company, had been designated as an advanced technology enterprise and its income tax rate was reduced from 33% to 15%. Moreover, Chinasoft Resources Beijing was entitled to three year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2004.

Pursuant to an approval document issued by the State Bureau of Shenzhen Nanshan District dated 1 March, 2005, Shenzhen Chinasoft Resources Information Technology Services Limited ("Chinasoft Resources Shenzhen"), a subsidiary of the Company, had been designated as a newly established software enterprise. As a result, Chinasoft Resources Shenzhen was entitled to two year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2004.

No provision for Hong Kong Profits Tax has been made for the relevant periods as the Group did not have any assessable profit arised in Hong Kong during the relevant period.

There were no significant unprovided deferred taxation during the relevant periods and as at the respective balance sheet dates.

4. DIVIDEND

On 30 March 2006, the Company declared final dividend amounting to HK$18,309,311 (equivalent to RMB18,858,590) for the year ended 31 December, 2005 to its shareholders. The amount was paid to its shareholders on 25 May 2006.

5. EARNINGS PER SHARE

The calculation of the basic earnings per share for the three months and the six months ended 30 June, 2006 was based on the net profit of approximately RMB14,010,000 and approximately RMB24,509,000 respectively (three months and six months ended 30 June, 2005: net profit of approximately RMB10,157,000 and RMB18,202,000 respectively) divided by the weighted average number of shares issued during the three months ended 30 June, 2006 of 755,620,755 shares (2005: 697,500,000 shares) and the six months ended 30 June, 2006 of 732,372,453 shares (2005: 697,500,000 shares) as if the sub-division of the Company's shares as described in Appendix VI of the prospectus of the Company dated 10 June, 2003 ("Prospectus") had taken place at the beginning of the relevant periods.

The calculation of diluted earnings per share for the three months and the six months ended 30 June, 2006 was based on the net profit of RMB14,010,000 for the three months ended 30 June, 2006 and RMB24,509,000 for the six months ended 30 June, 2006, respectively divided by the weighted average number of shares used in calculation of the diluted earnings per share for the three months and the six months ended 30 June, 2006 of 1,009,710,852 shares (2005: 713,435,000 shares) and 999,751,728 shares (2005: 726,610,000 shares) respectively.

6. GOODWILL

Goodwill arose mainly from the acquisition of the remaining 49% interest of a subsidiary, Chinasoft Resources Information Technology Services Limited (北京中軟資源信息科技服務有限公司) and the additional 50% interest in a subsidiary, CS&S Cyber Resources Software Technology (Tianjin) Co. Ltd. (中軟賽博資源軟件技術(天津)有限公司) during the period.

7. TRADE AND OTHER RECEIVABLES

	(Unaudited) 30 June, 2006 *RMB'000*	(Audited) 31 December, 2005 *RMB'000*
Trade receivables	166,298	142,593
Advances to suppliers	9,352	2,362
Deposits, prepayments and other receivables	45,294	37,158
	220,944	182,113

The credit terms of the Group ranged from 30 to 90 days.

Aged analysis of trade debtors are as follows:

	(Unaudited) 30 June, 2006 *RMB'000*	(Audited) 31 December, 2005 *RMB'000*
0 – 90 days	46,858	83,047
91 – 180 days	37,150	12,740
181 – 365 days	63,288	24,503
Over 365 days	19,002	22,303
	166,298	142,593

The fair value of the Group's trade and other receivables at 30 June 2006 was approximately equal to the corresponding carrying amount.

8. TRADE AND OTHER PAYABLES

	(Unaudited) 30 June, 2006 *RMB'000*	(Audited) 31 December, 2005 *RMB'000*
Trade payables	56,781	80,438
Deposits received from customers	814	906
Other payables and accrued charges	60,950	16,926
	118,545	98,270

Aged analysis of trade creditors are as follows:

	(Unaudited) 30 June, 2006 *RMB'000*	(Audited) 31 December, 2005 *RMB'000*
0 – 90 days	**12,172**	28,978
91 – 180 days	**1,704**	11,167
181 – 365 days	**17,127**	15,931
Over 365 days	**25,778**	24,362
	56,781	80,438

The fair value of the Group's trade and other payables at 30 June 2006 was approximately equal to the corresponding carrying amount.

9. SHARE CAPITAL

	Ordinary shares			Redeemable convertible preferred shares			
	Number of shares	Nominal value per share *HK$*	Ordinary shares capital *HK$*	Number of shares	Nominal value per share *HK$*	Redeemable convertible preferred shares capital *HK$*	Total *HK$*
Authorised shares capital							
At 1 January 2005 and 31 December 2005	1,500,000,000	0.05	75,000,000	-	-	-	75,000,000
Creation of redeemable convertible preferred shares	-	-	-	625,000,000	0.05	31,250,000	31,250,000
At 30 June 2006	1,500,000,000	0.05	75,000,000	625,000,000	0.05	31,250,000	106,250,000
Issued shares capital							
At 1 January 2005	697,500,000	0.05	34,875,000	-	-	-	34,875,000
Issue of ordinary shares	34,872,453	0.05	1,743,623	-	-	-	1,743,623
At 31 December 2005	732,372,453	0.05	36,618,623	-	-	-	36,618,623
Issue of redeemable convertible preferred shares	-	-	-	194,500,000	0.05	9,725,000	9,725,000
Issue of ordinary shares	23,248,302	0.05	1,162,415	-	-	-	1,162,415
At 30 June 2006	755,620,755	0.05	37,781,038	194,500,000	0.05	9,725,000	47,506,038

10. CAPITAL COMMITMENTS

The Group had no capital expenditure in respect of acquisition of property, plant and equipment contracted but not provided for in the financial statements.

11. RELATED PARTY TRANSACTIONS

(i) During the relevant periods in 2005 and 2006, the Group had the following transactions with the following related parties:

	For the three months ended 30 June,		For the six months ended 30 June,	
	2006 *RMB'000*	2005 *RMB'000*	2006 *RMB'000*	2005 *RMB'000*
China National Computer Software & Technology Service Corporation ("CS&S") *(Note a)*				
- Rental expenses *(Note b)*	1,072	695	2,144	1,389
Microsoft Corporation ("Microsoft") *(Note c)*				
- Provision of IT outsourcing services	14,066	–	21,464	-

Notes:

(a) A director of CS&S is also a director of Beijing Chinasoft.

(b) The transactions were carried out in accordance with the relevant agreements.

(c) Microsoft was interested in 97,250,000 Shares which could be issued to it upon the conversion of the 97,250,000 Series A Preferred Shares agreed to be subscribed for by it pursuant to a subscription agreement with the Company dated 26th September 2005 subject to the satisfaction of condition precedents set forth in the subscription agreement.

(ii) Pursuant to an agreement entered into between CS&S and Beijing Chinasoft on 10 May 2002 (the "Agreement"), CS&S has granted to Beijing Chinasoft an exclusive right for no consideration to use the trademark as defined in the Agreement in the PRC for a period pending registration of such trademark with the Trademark Bureau of the PRC. Under the Agreement, CS&S has agreed to enter into a further trademark licence agreement pursuant to which CS&S will grant an exclusive licence to Beijing Chinasoft for a period of 25 years.

(iii) Under a trademark licence agreement (the "Licence Agreement") dated 3 June 2002 made between CS&S and Beijing Chinasoft, CS&S granted to Beijing Chinasoft a non-exclusive right for no consideration to use the trademarks as defined in the Licence Agreement in the PRC for 10 years.

The Directors are of the opinion that the above transactions were conducted under normal commercial terms in the usual course of business of the Company.

12. SEGMENT INFORMATION

(A) Business segments

For management purposes, the Group is currently organised into four operating divisions – solutions, IT outsourcing, IT consulting and training services and sale of standalone software product. These divisions are the basis on which the Group reports its primary segment information.

(i) Segment information about these businesses for the six months ended 30 June 2006 is presented below:

Income statement

	Solutions *RMB'000*	IT outsourcing *RMB'000*	IT consulting and training services *RMB'000*	Standalone software product *RMB'000*	Consolidated *RMB'000*
Turnover	74,470	47,016	5,404	6,899	133,789
Segment result	42,305	13,107	3,035	2,276	60,723
Unallocated corporate revenue					3,966
Unallocated corporate expenses					(36,703)
Finance costs					(3)
Share of result of an associate					1,273
Profit before taxation					29,256
Taxation					(4,747)
Net profit before minority interests					24,509

(ii) Segment information about these businesses for the six months ended 30 June 2005 is presented below:

Income statement

	Solutions RMB'000	IT outsourcing RMB'000	IT consulting and training services RMB'000	Standalone software product RMB'000	Consolidated RMB'000
Turnover	136,145	22,463	3,436	1,502	163,546
Segment result	42,623	2,143	1,852	644	47,262
Unallocated corporate revenue					255
Unallocated corporate expenses					(28,536)
Finance costs					(26)
Share of result of an associate					564
Profit before taxation					19,519
Taxation					(1,317)
Net profit before minority interests					18,202

No business segment information for the assets, liabilities, capital contributions, depreciation and other non-cash expenses of the Group is shown as all the assets and liabilities are shared by the business segments and cannot be separately allocated.

(B) Geographical segments

No geographical segments information of the Group is shown as the operating business of the Group is solely carried out in the PRC and the Group's assets are substantially located in the PRC.

13. EMPLOYEE AND OTHER INFORMATION

The remuneration for the employees of the Group amounted to approximately RMB47,210,000, including the directors' emoluments of approximately RMB984,000 during the six months ended 30 June, 2006 (2005: approximately RMB17,400,000, including the directors' emoluments of approximately RMB668,800). The increase in employee remuneration resulted from the increase in the number of employees from 493 to 1,676 and the increase in bonus to individual staff during the relevant period.

The depreciation and amortisation charge of the Group including amortisation of intangible assets of RMB1,853,000 (2005: RMB1,274,000) during the six months ended 30 June, 2006 amounted to RMB5,898,000 (2005: RMB2,533,000).

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the six months ended 30 June, 2006 (2005: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Results

For the six months ended 30 June, 2006, the Company reported an unaudited turnover of approximately RMB133,789,000 (2005: RMB163,546,000), representing a decrease of approximately 18.2% as compared with the corresponding period last year. The decrease in turnover was attributable to the business transformation of the Group as to focus on software development, IT outsourcing and BPO and reduce the portion of hardware business.

For the six months ended 30 June, 2006, the Company recorded an unaudited net profit attributable to Shareholders of RMB24,509,000 (2005: RMB18,202,000), representing an increase of 34.7% as compared with the corresponding period last year. The gross profit margin was approximately 45.4% (2005: 28.9%). Basic earning per share was approximately RMB0.0334 (2005: RMB0.0261). Diluted earnings per share was approximately RMB0.0245 (2005: RMB0.0251).

The gross profit margin and the net profit margin of the Group for the six months ended 30 June, 2006 was approximately 45.4% and 18.3% respectively (Year 2005: approximately 28.9% and 11.1% respectively) representing an increase of approximately 16.5% and 7.2% respectively as compared to the corresponding period in 2005. The remarkable increase in both gross profit margin and net profit margin of the Group was attributable to the business transformation of the Group as to focus on software development and whole-range IT services provider.

The ratio of distribution costs to turnover was 8.8%, representing an increase of 2.1% as compared to 6.7% of the corresponding period last year since the ratio of selling expenses of software development is comparatively higher but with a higher gross profit margin. The percentage of administrative expenses to turnover was 17.2% representing an increase of 7.2% as compared to 10% of the corresponding period last year. With an expansion of the size of the Group's operations, the increase in administrative expenses due to the increase in technical support staff and increase in amortisation and depreciation are reasonable.

Financial resources and liquidity

As at 30 June, 2006, shareholders' funds of the Group amounted to approximately RMB459,645,000. Current assets amounted to approximately RMB390,852,000, of which approximately RMB134,402,000 were cash and bank deposits. The Group had no other non-current liabilities except deferred tax liabilities of RMB2,578,000 and its current liabilities amounted to approximately RMB140,017,000, mainly consists of trade creditors, bills payable and accrued charges. The net asset value per share was RMB0.61. The Group expresses its gearing ratio as a percentage of bank borrowing and long-term debts over equity. As at 30 June, 2005, the Group had a gearing ratio of nil.

The Group recorded an increase in trade and other receivables as at 30 June, 2006 as compared with the same in December 2005. This was mainly due to the substantial increase in sales at the end of the 2006 interim period in relation to the sales of Group's solutions services, in particular the e-Tobacco and e-Audit. The Group maintains a stringent credit policy to minimize its credit risk including credit control, negotiations and discussion with customers, issuance of demand letters.

During the six months ending 30 June, 2006, as all the Group's sales and purchases were substantially denominated in Renminbi, the Board considers that potential risk relating to foreign exchange has limited effect on the Group.

BUSINESS REVIEW

Net profit for the reporting period rose 34.7% compared to the same period last year

Launched the maintenance of phases 1 and 2 of the "tobacco production and operation decision system of the tobacco industry"

Secured the industry data application and economic operation analysis platform project

Commissioned to develop phase 3 of the "tobacco production and operation decision system of the tobacco industry"

Undertook the development of the statistics merge module of the "tobacco production and operation decision system of the tobacco industry"

Started planning for phase 1 of the provincial "e-Audit" project for the Audit Bureau of Sichuan Province

Phase 1 of the "e-Audit" project expanded to the Audit Bureaus of Hunan Province, Changning and Hongkou Districts, Shanghai

Secured the further development of the analyzing capability of the State Audit Bureau's AO2005 version software

Undertook the development of "Social Insurance Intranet Audit Software" for the Audit Bureau of Qingdao City

Successfully acquired the entire interests in Powerise International

Successfully acquired the Microsoft outsourcing business of Opportune Technology

Successfully acquired 50% of the equity interest in Cyber Resource

Established a subsidiary in the United States

1. NET PROFIT FOR THE REPORTING PERIOD ROSE 34.7% COMPARED TO THE SAME PERIOD LAST YEAR

For the reporting period, that is, the six months ending 30 June, gross profit amounted to RMB60,723,000 and gross profit margin was 45.4%, representing increases of 28.5% and 16.5% respectively over the corresponding period last year. Net profit was RMB24,509,000 and net profit margin was 18.3%, representing increases of 34.7% and 7.2% over the corresponding period last year.

The three month period ending 30 June reported gross profit of RMB32,931,000 and gross profit margin of 46.6%, representing increases of 28.8% and 12.3% over the previous quarter. Net profit amounted to RMB14,010,000 and net profit margin was 19.8%, rising 37.9% and 6.2% over the previous quarter.

The strong performance is mainly attributed to the Group putting an end to its hardware integration business and focusing on the more profitable business of software outsourcing and IT services. Apart from this, income generated by the acquired outsourcing business had been consolidated into the financial statement of the Group for the period. With stronger internal control, the Group's cost structure has become more logical. The Group currently relies mainly on continual income from existing clients. Tobacco-related and e-Audit operations remained the Group's business with market dominance. Market share secured by the Group's strategic client Microsoft continued to expand. Up till the present, there has been no loss of strategic clients, and the turnover from these clients has been increasing.

As for the professional personnel, the Group has been actively training its existing employees and recruiting new ones. At present, it has 1,676 employees, representing a dramatic increase of 1,183 employees when compared with the 493 employees in the corresponding period last year. The increase is mainly attributable to the growth of the outsourcing service and that the service that can be provided by the Group can meet the demand from high-end, mid-end and low-end markets. In addition, the increase illustrates that the scope of the Group has been expanding.

2. AS TO THE TOBACCO INDUSTRY

(1) Launched the maintenance of phases 1 and 2 of the "tobacco production and operation decision system of the tobacco industry"

Upon the full implementation of phases 1 and 2 of the "tobacco production and operation decision system of the tobacco industry" which the Group developed for the tobacco industry, the Group began, during the reporting period, to provide the tobacco industry with maintenance service and technical support for these two phases of the project. Such services were provided with charges.

(2) Secured the tobacco industry data application and economic operation analysis platform project

With the State Tobacco Monopoly Administration's adoption and application of the "tobacco production and operation decision system of the tobacco industry", the industry's various aspects of production, operation and management have formed a massive data collection network. Collection and processing of data at each stage of tobacco production and operation eventually led to the birth of a data center. To further analyze and apply such data, the Group has designed an "industry data application and economic operation analysis platform". It includes:

- Analysis of economic operation: to achieve consolidated analysis from all angles of all aspects and factors of the industry's production and operation;
- Warning and forecast: to follow closely the economic cycle of development of tobacco business as well as the trend and changes in the tobacco consumer market;
- Industry interaction: mainly includes negotiation practice, sharing of factors and cross-checking of results. The main objectives of industry interaction are to establish a uniformed economic operation analysis model and mechanism for analysis, to standardize the subject matter and benchmarks for analysis, to regulate methods and means of analysis as well as the ways of interactive management;
- Monitoring economic operation: to achieve monitoring of key procedures and elements in the production and operation of the industry, which include arrangement for production plans, sales and stock levels, price fluctuation, etc;
- Assessment and evaluation: to assess and evaluate the economic operation of various provincial bureaus and industrial enterprises;
- Analysis of brands: to achieve comprehensive analysis of brand evaluation.

(3) Commissioned to develop phase 3 of the "tobacco production and operation decision system of the tobacco industry"

During the reporting period, the Group launched phase 3 of the "tobacco production and operation decision system of the tobacco industry" project (that is, the "operation decision system for the encoding of pieces on receipt and order collection system by the State Bureau"). Based mainly on phases 1 and 2 of the project, this phase provides more accurate and timely data to the State Tobacco Monopoly Administration. Data collection has been upgraded from box-based (each box with one bar code, 1 box =10,000 cigarettes=50 cartons) to carton-based (1 carton=200 cigarettes). The amount of data will multiply by 50 times to 9 billion items. The Group expects the scale of this project to be comparable with the aggregate of phases 1 and 2. It plans to promote the project to 350 commercial firms, 318 warehouses and 27 provincial commercial enterprises.

(4) Undertook the development of the statistics merge module of the "tobacco production and operation decision system of the tobacco industry"

As the "tobacco production and operation decision system of the tobacco industry" has become a system for tobacco production and operation decision management based on the industry's information network, it has now realized the capture of comprehensive, timely and accurate information on tobacco production and operation, including essential data like the brands of cigarettes, specifications, quantity, buyer, seller, stock, wholesale and retail prices. At the same time, the collection of information changed from passive to active. Automatic collection and daily report of information have been achieved, ensuring the promptness and accuracy of basic information. By streamlining the report of data, duplication of information and overlapping of data can be avoided.

It is crucial that the collection of industrial and operational data for the decision system be made compatible with all the other indication systems and functional requirements of the existing statistics software. Hence, the State Tobacco Monopoly Administration decided to commission the Group to incorporate a statistics merge module, which will include:

- Control of collection procedure by urging the report of data, renew reporting and supplementary reporting;

- Checking function at the issuance of report.

3. AS TO THE AUDIT INDUSTRY

(1) Began planning for phase 1 of the provincial "e-Audit" project for the Audit Bureau of Sichuan Province

During the reporting period the Group entered into an agreement with the Audit Bureau of Sichuan Province to plan and implement the "audit management system" throughout the province. The agreement will involve the Audit Bureau of Sichuan Province, 21 cities and prefectures, as well as 100 districts and counties.

(2) Phase 1 of the "e-Audit" project expanded to the Audit Bureaus of Hunan Province, Changning and Hongkou Districts, Shanghai

During the reporting period the Group continued to promote the on-site audit implementation system and the on-site audit management systems to the audit industry in various places.

(3) Secured the further development of the analyzing capability of the State Audit Bureau's AO2005 version software

The Group accepted the commission by the State Audit Bureau to upgrade its on-site audit implementation system developed by the Group, to provide additional functions and application modules.

(4) Undertook the development of "social insurance intranet audit software" for the Audit Bureau of Qingdao City

Social insurance intranet audit is a major task of phase 2 of the "e-Audit" project. At present, the circumstances for social insurance intranet audit have become favourable with the smooth progress of the national "e-Insurance" project. 80 out of the country's 400 major cities are using the "e-Insurance" network platform. A common information management platform has laid solid foundation for launching social insurance intranet audit.

The term "intranet audit" means that the auditor relies on the computer network to perform audit work. It involves application of computer audit program in off-site auditing. Intranet audit is efficient, trans-regional and real time.

The Group was commissioned by the Audit Bureau of Qingdao City to develop a "social insurance intranet audit software" to perform intranet audit on contribution handling, expense processing, its financial system and management, in relation to the following types of insurance: unemployment insurance under social insurance (hereinafter referred to as "unemployment insurance"), basic medical insurance for city and town workers (hereinafter referred to as "medical insurance"), basic retirement insurance for enterprise workers (hereinafter referred to as "retirement insurance").

The project involves devising an operation model for social insurance intranet audit, to establish channels for the transmission of social insurance data to the Audit Bureau, a system to process and save audit data, to achieve automatic collection, transfer and clearing of social insurance intranet audit data, to work out intermediate intranet audit reports for the social insurance period, to devise auditing methods, tools, benchmarks for warning and proposals for social insurance audit, to produce and transfer audit documents and to incorporate and enquire on laws and regulations.

4. ACQUISITION, MERGER AND ESTABLISHMENT

(1) Successfully acquired the entire interests in Powerise International

The Group entered into an agreement with Powerise Information Technology Co., Ltd. (hereinafter referred to as "Powerise") to acquire all the businesses of Powerise International Software Co., Ltd. (hereinafter referred to as "Powerise International") and Powerise Japan Co., Ltd. (hereinafter referred to as "Powerise Japan"). As at June 1998, the business of Powerise International came mainly from NEC, Microsoft, Ozburn-Hessey Logistics, NYU and the European Union. Services provided by Powerise International include design/encoding/test/documentation and other services, data entry, IT consultancy, staff training and deployment of technical personnel. It has more than one hundred employees.

The acquisition of Powerise International operation enhances our advantageous position in Microsoft business and rapid expansion into the Japanese market. For Microsoft-related operation, Powerise International has many employees with experience in enterprise resource planning system, as well as more than one hundred employees experienced in the Japanese market. Although Chinasoft International has attained great success in the European and U.S. outsourcing markets, entering the Japanese market is no doubt a complement to Chinasoft International's outsourcing operation on the whole. It marks also the expansion of Chinasoft International into the Japanese market.

In the meantime, the Group made use of the team after acquisition to establish 中軟國際(湖南)信息技術有限公司.

(2) **Successfully acquired the Microsoft outsourcing business of Opportune Technology**

The Group entered into an acquisition agreement with Opportune Technology Co. Ltd. (hereinafter referred to as "Opportune Technology") to acquire the latter's Microsoft outsourcing operation.

Opportune Technology is a company engaged in IT servicing. Its outsourcing services include localization, QA test, specified software development, mobile platform development and embedded software development. The operation that Chinasoft International acquired this time originates from Microsoft and involves mainly MED (Mobile and Embedded Division) business. Opportune Technology has a team of over 70 professionals, being part of the acquisition.

As one of the Group's major strategic clients, Microsoft's outsourcing business has always been an important area for development by the Group. With the acquisition of Powerise International and Opportune Technology, the Group is rapidly enlarging its market share in Microsoft business.

(3) **Successfully acquired 50% of the equity interest in Cyber Resource**

The clients of Cyber Resource include IBM, MOTOROLA, PANASONIC, EPSON and HP; all of them are strategic clients that the Group plans to further serve. Furthermore, the business of Cyber Resource has been growing steadily over the years. Its profit margin has remained at a comparatively high level among the industry. When compared with the Group's net profit in the same period, its net profit up to 31 December 2005 was 17.78% of the Group's. To further exploit the potential of Cyber Resource, to coordinate and plan for the Group's development in outsourcing business regarding strategic clients and to generate profit for the Group, the Group decided to increase its holding of Cyber Resource's equity interest to 76% by means of acquisition and entered into an agreement on 30 June, 2006 to acquire a further 50% equity interest in Cyber Resource. The acquisition carries strategic meanings to the Company's expansion in outsourcing business in addition to generating stable and long-term revenue. Apart from that, the Group has obtained, by means of the acquisition, a sure majority vote at a meeting of shareholders.

(4) Established a subsidiary in the United States

The Group has established a subsidiary in the United States, Chinasoft International Inc (USA). Branches were set up in the Silicon Valley of California, the State of Washington and New Jersey. An establishment and opening ceremony for the branches was held in Redmond, Washington at the research center of one of Microsoft and Chinasoft International's strategic partners. Over 50 clients including Microsoft attended to express their congratulations.

The establishment of Chinasoft International USA demonstrates the commitment of Chinasoft International to Microsoft and all their strategic partners and clients around the world. It helps to bridge the gap between the Group and its U.S. clients. It is also part of the Group's strategy to enhance globalization and an important step towards providing world-class software service and IT solutions to clients.

PROSPECTS

- **Continue to strengthen our leading position in industries with market dominance**

(1) With the implementation of phase 3 of the "tobacco production and operation decision system of the tobacco industry" project, the Group plans to promote the project throughout the country in the future. It is estimated to involve a total of 695 commercial firms, warehouses and provincial commercial enterprises.

For the regional tobacco market, the Group will launch a series of marketing campaigns in the provinces of Xizang and Anhui, etc., as well as other cities and autonomous regions to promote the Company's service. Meanwhile, the Group will seek to negotiate with the tobacco industry to form a joint venture.

(2) Based on our continual promotion of phase 1 of "e-Audit" to the whole country, we will expand the intranet audit project to lay a solid foundation for the promotion of phase 2 of "e-Audit".

- **As to outsourcing**

The Group will continue to focus on Microsoft business and to take advantage of the acquisition of Powerise International and Opportune Technology to expand its Microsoft business and to secure new orders. Meanwhile we will further expand into the European and U.S. telecommunications markets and establish our foothold in the Japanese outsourcing market with clients like NEC brought by Powerise International. We will continue to expand into this market by means of acquisition. In addition, due to the continuous accumulation in the industry, the Group has had a great pool of personnel and the service that can be provided is developing from the low-end to the high-end. Therefore, the Group will place more focus on the high-end market in the future in order to gain better return.

- **As to acquisition and merger**

The Group plans not only to continue the acquisition of outsourcing entities to enlarge its market share. It will also strengthen its capability by acquiring prominent companies in the industries with market dominance, in addition to identifying companies with good potential in other industries that the Group intends to enter.

DIRECTORS' INTERESTS IN SHARES

As at 30 June, 2006, the following Directors had interests in the underlying shares of the Company set out below as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("SFO"), or as otherwise notified to the Company and the Stock Exchange pursuant to the required standard of dealings by directors of listed issuer as referred to in rule 5.46 of the GEM Listing Rules:

Long positions in shares of HK$0.05 each in the capital of the Company ("Shares")

Name of Director	No. of Shares	Approximate percentage of total issued ordinary share capital of the Company
Chen Yuhong	22,967,472	3.04%
Cui Hui	20,000,000	2.65%
Wang Hui	7,017,838	0.93%
Tang Zhen Ming	10,207,765	1.35%

Options to subscribe for Shares

Name of Director	Exercise Price (HK$)	No. of share options outstanding as at 31 March 2006	Percentage of total issued ordinary share capital of the Company	No. of underlying Shares interested in	Note
Chen Yuhong	0.58	1,200,000	0.16%	7,400,000	(1)
	0.65	5,000,000	0.66%		(2)
	0.97	1,200,000	0.16%		(3)
Cui Hui	0.65	500,000	0.07%	500,000	(2)
Duncan Chiu	0.65	1,000,000	0.13%	1,000,000	(2)
Wang Hui	0.58	1,000,000	0.13%	5,500,000	(1)
	0.65	3,500,000	0.48%		(2)
	0.97	1,000,000	0.13%		(3)
Tang Zhen Ming	0.58	320,000	0.04%	3,720,000	(1)
	0.65	2,600,000	0.34%		(2)
	0.97	800,000	0.11%		(3)

Notes:

(1) The above share options were offered on 13th August 2003 under the share option scheme of the Company adopted on 2nd June 2003 (the "Share Option Scheme") and were accepted on 27th August 2003. The share options are exercisable for a period of ten years from the date of offer, subject to the following conditions:

Exercisable Period		
Commencing	**Ending**	**Number of share options exercisable**
13/08/2004	12/08/2013	25% of the total number of share options granted
13/08/2005	12/08/2013	25% of the total number of share options granted
13/08/2006	12/08/2013	25% of the total number of share options granted
13/08/2007	12/08/2013	25% of the total number of share options granted

(2) The above share options were offered on 13 May, 2004 under the Share Option Scheme and were accepted on 10 June, 2004. The share options are exercisable for a period of ten years from the date of offer, subject to the following conditions:

Exercisable Period		
Commencing	**Ending**	**Number of share options exercisable**
13/05/2004	12/05/2014	25% of the total number of share options granted
13/05/2005	12/05/2014	25% of the total number of share options granted
13/05/2006	12/05/2014	25% of the total number of share options granted
13/05/2007	12/05/2014	25% of the total number of share options granted

(3) The above share options were offered on 30 March, 2006 under the Share Option Scheme and were accepted on 27 April, 2006. The share options are exercisable for a period of ten years from the date of offer, subject to the following conditions:

Exercisable Period		
Commencing	**Ending**	**Number of share options exercisable**
30/03/2006	29/03/2016	25% of the total number of share options granted
30/03/2007	29/03/2016	25% of the total number of share options granted
30/03/2008	29/03/2016	25% of the total number of share options granted
30/03/2009	29/03/2016	25% of the total number of share options granted

Save as disclosed above and so far as was known to the Directors, as at 30 June, 2006 none of the Directors or chief executive of the Company had any interests or short positions in the shares, debentures or underlying shares of the Company or its associated corporations (as defined in Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the required standard of dealings by directors of listed issuers as referred to in Rules 5.46 of the GEM Listing Rules, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEME

As at 30 June, 2006, share options to subscribe for an aggregate of 78,210,000 Shares granted to certain directors and employees of the Group pursuant to the Share Option Scheme with terms on the exercise of the share options granted as set out in Notes (1), (2) and (3) in the section headed "Directors' Interests in Shares" above were outstanding.

Save as disclosed above, no option had been granted, exercised and lapsed pursuant to such Share Option Scheme for the six months ended 30 June, 2006.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, during the six months ended 30 June, 2006 none of the Directors was granted options to subscribe for shares of the Company and as at 30 June, 2006 none of the Directors had any rights to acquire shares in the Company.

REQUIRED STANDARD OF SECURITIES DEALINGS BY DIRECTORS

During the six months ended 30 June, 2006, the Company had adopted a code of conduct for directors' securities transactions on terms no less exacting than the required standard of dealings set out in Rules 5.48 to 5.67 of the GEM Listing Rules. Having made specific enquiry with all the Directors, the Directors had complied with the required standard of dealings and the code of conduct for directors' securities transactions during the six months ended 30 June, 2006.

THE CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 30 June, 2006, the Company has fully complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 15 of the GEM Listing Rules.

SUBSTANTIAL SHAREHOLDERS

So far as was known to the Directors, as at 30 June, 2006, the interest of the persons (not being a Director or chief executive of the Company) in the shares of the Company which were notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept under section 336 of the SFO were as follows:

Long positions in Shares

Name	Nature of interest	Approximate number of Shares *(million)*	Approximate percentage of total issued ordinary share capital of the Company
China National Computer Software & Information Technology Service Corporation (Hong Kong) Limited ("CS&S (HK)") *(Note 1)*	Beneficial interest	199.01	26.34%
Chinasoft National Software and Service Company Limited ("CNSS") *(Note 1)*	Interest of controlled corporation	199.01	26.34%
Chinasoft International (Hong Kong) Limited ("Chinasoft (HK)") *(Note 2)*	Interest of persons acting in concert	199.01	26.34%
Far East Technology International Limited ("Far East Technology") *(Note 3)*	Beneficial interest	170.09	22.51%
International Finance Corporation ("IFC") *(Note 4)*	Beneficial interest	97.25	12.87%

Name	Nature of interest	Approximate number of Shares *(million)*	Approximate percentage of total issued ordinary share capital of the Company
Microsoft Corporation ("Microsoft") *(Note 4)*	Beneficial interest	97.25	12.87%
Authorative Industries Limited	Beneficial interest	57.49	7.61%

Notes:

1. CNSS is taken to be interested in the Shares in which CS&S (HK) is interested. CNSS holds approximately 99.3% of the total voting rights of CS&S (HK). The number of Shares in which CS&S (HK) is interested includes 23,248,302 Shares which may be issued by the Company to CS&S (HK) pursuant to an acquisition agreement between Chinasoft (HK) and CS&S (HK) dated 28th April 2005 subject to fulfillment of a condition and the exercise of a cash option.

2. Chinasoft (HK) and CS&S (HK) are parties to agreements to acquire interests in the Company which include provisions imposing restrictions with respect to the disposal of interests acquired, and Chinasoft (HK) is taken to be interested in the Shares in which CS&S (HK) is interested pursuant to section 318 of the SFO.

3. Mr. Duncan Chiu, a non-executive Director, is nominated by Far East Technology. Mr. Duncan Chiu is a director of Far East Technology.

4. IFC and Microsoft were each interested in 97,250,000 Shares which could be issued to each of them upon the conversion of the 97,250,000 series A preferred shares of HK$0.05 each in the capital of the Company ("Series A Preferred Shares") allotted and issued to each of them on 6 January 2006. Each of IFC and Microsoft holds 50% of the total 194,500,000 Series A Preferred Shares in issue.

Save as disclosed above, as at 30 June, 2006, no other interest or short position in the Shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO.

COMPETING INTERESTS

As at 30 June, 2006, Dr. Cui Hui, an executive Director, was interested in approximately 1.34% of the issued share capital of CNSS. Dr. Cui Hui also served as a director of CNSS. In addition, Madam Tang Min (a non-executive Director) had been appointed as directors of CNSS since August 2000. Although the Directors are of the view that the principal activities of CNSS do not directly compete with those of the Group currently, the Group and CNSS however are both engaged in the provision of information technology outsourcing.

Save as disclosed above, as at 30 June, 2006, none of the Directors or the management shareholders of the Company and their respective associates (as defined under the GEM Listing Rules) had any interest in a business which competed or might compete with the business of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 2 June, 2003 with written terms of reference in compliance with the requirements as set out in Rules 5.28 to 5.33 of the GEM Listing Rules. The primary duties of the audit committee are to review and to provide supervision over the financial reporting process and internal control system of the Group. The audit committee comprises the three independent non-executive directors, namely Mr. He Ning and Mr. Zeng Zhijie and Dr. Leung Wing Yin Patrick.

The audit committee of the Company has reviewed the Interim results of the Group for the six months ended 30 June, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any listed securities of the Company during the six months ended 30 June, 2006.

On behalf of the Board
Dr. Chen Yuhong
Managing Director

2 August, 2006, Beijing, PRC

競爭權益

於二零零六年六月三十日，當時之執行董事崔輝博士擁有中國軟件已發行股本約1.34%之權益。崔輝博士亦擔任中國軟件之董事。此外，唐敏女士(非執行董事)自二零零零年八月起獲中國軟件委任為董事。儘管董事認為中國軟件之主要業務現時並無與本集團之主要業務構成直接競爭，然而本集團及中國軟件亦經營提供資訊科技外包業務。

除上文所披露者外，於二零零六年六月三十日，本公司各董事及各管理層股東及其各自之聯繫人士(定義見創業板上市規則)概無於任何與本集團業務構成競爭或可能構成競爭之業務擁有權益。

審核委員會

本公司已於二零零三年六月二日，根據創業板上市規則第5.28條至5.33條所載之規定，成立具有明確職權及職責範圍之審核委員會。審核委員會之主要職責為審核及監管本集團之財務申報程序及內部控制系統。審核委員會之成員包括三名獨立非執行董事何寧先生及曾之杰先生及梁永賢博士。

本公司審核委員會已審閱本集團截至二零零六年六月三十日止六個月之中期業績。

購回、出售或贖回本公司之上市證券

於截至二零零六年六月三十日止六個月期間，本公司或其附屬公司概無購回、出售或贖回本公司任何上市證券。

承董事會命
董事總經理
陳宇紅博士

二零零六年八月二日，中國北京

名稱	權益性質	股份概約數目 (百萬)	本公司已發行普通股本總額之概約百分比
微軟公司(「微軟」) *(附註4)*	實益權益	97.25	12.87%
Authorative Industries Limited	實益權益	57.49	7.61%

附註：

1. 中國軟件被視為於其持有約99.3%總投票權之附屬公司CS&S (HK)擁有權益之股份中擁有權益。CS&S (HK)擁有權益認購之股份數目包括23,248,302股根據由Chinasoft (HK)及CS&S (HK)於二零零五年四月二十八日訂立之收購協議(須履行一項條件及行使現金選擇權)而可向其發行之股份。

2. Chinasoft (HK)及CS&S (HK)乃訂立收購本公司權益協議之訂約方，該協議包含有關限制出售所購入權益之條款，而Chinasoft (HK) 被視為擁有CS&S (HK)根據證券及期貨條例第318條所擁有之股份權益。

3. 本公司非執行董事邱達根先生乃由遠東科技提名。邱達根先生為遠東科技之董事。

4. IFC及微軟各自於97,250,000股股份擁有權益，該等股份可從轉換各自於二零零六年一月六日獲配發及發行本公司股本中97,250,000股每股面值0.05港元之系列A優先股(「系列A優先股」)時發行。IFC及微軟各自持有已發行總共194,500,000股系列A優先股之50%擁有權益。

除上文所披露者外，於二零零六年六月三十日，概無其他本公司之股份或相關股份之權益或淡倉須載入根據證券及期貨條例第336條所存置之登記冊內。

主要股東

就董事所知，於二零零六年六月三十日，下列人士(非本公司董事或主要行政人員)於本公司股份中擁有根據證券及期貨條例第336條須載入登記冊內而根據證券及期貨條例第XV部第2及3分部之條文而須知會本公司及聯交所之權益如下：

股份好倉

名稱	權益性質	股份概約數目 *(百萬)*	本公司已發行普通股本總額之概約百分比
中國軟件與技術服務(香港)有限公司(「CS&S (HK)」) *(附註1)*	實益權益	199.01	26.34%
中國軟件與技術服務股份有限公司(「中國軟件」) *(附註1)*	受控制公司之權益	199.01	26.34%
中軟國際(香港)有限公司(「Chinasoft (HK)」) *(附註2)*	一致行動人士之權益	199.01	26.34%
遠東科技國際有限公司(「遠東科技」) *(附註3)*	實益權益	170.09	22.51%
International Finance Corporation(「IFC」) *(附註4)*	實益權益	97.25	12.87%

購股權計劃

於二零零六年六月三十日，本公司根據購股權計劃向本集團若干董事及僱員授出，可按列於上文「董事於股份之權益」一節附註(1)、(2)及(3)內之條款認購本公司股本中合共78,210,000股之購股權尚未行使。

除上文所披露者外，於截至二零零六年六月三十日止六個月，概無購股權根據該購股權計劃獲授予、行使或失效。

董事獲取股份之權利

除上文披露者外，於截至二零零六年六月三十日止六個月期間，董事概無獲授出購股權以認購本公司股份，及於二零零六年六月三十日概無董事擁有購入本公司股份之任何權利。

董事買賣證券之規定標準

於截至二零零六年六月三十日止六個月，本公司採納董事進行證券交易之操守準則，有關條款不遜於創業板上市規則第5.48條至5.67條所載之買賣規定標準。經向全體董事作出具體查詢後，董事於截至二零零六年六月三十日止六個月已遵照董事進行證券交易之買賣規定標準及操守準則。

企業管治常規守則

於截至二零零六年六月三十日止六個月，本公司完全遵守創業板上市規則附錄十五所刊載之企業管治常規守則之規定。

(2) 上述購股權於二零零四年五月十三日根據購股權計劃授出，並於二零零四年六月十日獲接納。購股權之行使期由授出日期起計，為期十年，惟須受下列條件所限：

行使期		
開始	屆滿	可行使購股權數目
13/05/2004	12/05/2014	獲授購股權總數之25%
13/05/2005	12/05/2014	獲授購股權總數之25%
13/05/2006	12/05/2014	獲授購股權總數之25%
13/05/2007	12/05/2014	獲授購股權總數之25%

(3) 上述購股權於二零零六年三月三十日根據購股權計劃授出，並於二零零六年四月二十七日獲接納。購股權之行使期由授出日期起計，為期十年，惟須受下列條件所限：

行使期		
開始	屆滿	可行使購股權數目
30/03/2006	29/03/2016	獲授購股權總數之25%
30/03/2007	29/03/2016	獲授購股權總數之25%
30/03/2008	29/03/2016	獲授購股權總數之25%
30/03/2009	29/03/2016	獲授購股權總數之25%

於二零零六年六月三十日，除上文所披露者外，就董事所知，概無本公司董事或主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之任何股份、債券或相關股份中之任何權益或淡倉(包括根據證券及期貨條例有關條文被視為或當作由彼等擁有之權益及淡倉)，或須載入本公司根據證券及期貨條例第352條而存置之登記冊內或根據創業板上市規則第5.46條所指上市發行人董事進行交易之規定標準須知會本公司及聯交所之任何權益或短倉。

認購股份之購股權

董事姓名	行使價 (港元)	於二零零六年三月三十一日尚未行使之購股權數目	佔本公司已發行普通股本總數百分比	擁有權益之相關股份數目	附註
陳宇紅	0.58	1,200,000	0.16%	7,400,000	(1)
	0.65	5,000,000	0.66%		(2)
	0.97	1,200,000	0.16%		(3)
崔輝	0.65	500,000	0.07%	500,000	(2)
邱達根	0.65	1,000,000	0.13%	1,000,000	(2)
王暉	0.58	1,000,000	0.13%	5,500,000	(1)
	0.65	3,500,000	0.48%		(2)
	0.97	1,000,000	0.13%		(3)
唐振明	0.58	320,000	0.04%	3,720,000	(1)
	0.65	2,600,000	0.34%		(2)
	0.97	800,000	0.11%		(3)

附註：

(1) 上述購股權於二零零三年八月十三日根據本公司於二零零三年六月二日所採納之購股權計劃(「購股權計劃」)授出，並於二零零三年八月二十七日獲接納。購股權之行使期由授出日期起計，為期十年，惟須受下列條件所限：

行使期 開始	屆滿	可行使購股權數目
13/08/2004	12/08/2013	獲授購股權總數之25%
13/08/2005	12/08/2013	獲授購股權總數之25%
13/08/2006	12/08/2013	獲授購股權總數之25%
13/08/2007	12/08/2013	獲授購股權總數之25%

董事於股份之權益

於二零零六年六月三十日，以下董事於本公司之相關股份中擁有根據證券及期貨條例(香港法例第571章)(「證券及期貨條例」)第352條而須載入登記冊內或根據創業板上市規則第5.46條所述上市發行人董事進行交易之標準規定而須知會本公司及聯交所之權益如下：

本公司股本中每股面值0.05港元股份(「股份」)之好倉

董事姓名	股份數目	佔本公司已發行普通股本總數概約百分比
陳宇紅	22,967,472	3.04%
崔輝	20,000,000	2.65%
王暉	7,017,838	0.93%
唐振明	10,207,765	1.35%

- 於外包領域

集團將繼續著眼於Microsoft業務，借收購創智國際、正辰科技之機擴大於微軟業務，贏得更多訂單。同時進一步擴展歐美電信業務市場。穩固由創智國際帶來NEC等對日外包市場，並借助收購不斷開拓該市場。並且基於於行業內的不斷積累，集團已擁有大量人才，所能提供的服務也正從低端走向高端，所以集團未來將更多的關注高端市場，以便能獲得更高的回報。

- 於兼併收購方面

集團除計劃會繼續收購外包企業，擴大市場份額外。也借助收購吸收集團冠軍行業中優質公司，加強集團能力。同時，於集團欲開拓之新行業中尋求有優勢的公司。

(4) 成立美國附屬公司

集團於美國成立一間附屬公司，名為Chinasoft International Inc (USA)，分公司分別設於加州矽谷、華盛頓州及新澤西州。成立典禮及分公司開業儀式已於微軟－中軟國際的戰略合作夥伴－位於華盛頓Redmond的研究中心舉行。逾包括微軟在內的約50名客戶到會祝賀。

Chinasoft International USA的成立，充分展示中軟國際對微軟和所有全球戰略合作夥伴和客戶的承擔，更有助消除集團與美國客戶之間的距離。也是集團積極加強全球性的戰略，及為客戶提供世界級的軟件服務和IT解決方案邁出的重要的一步。

展望

- 不斷擴大於冠軍行業的領先優勢

(1) 隨著煙草行業經營決策管理系統」三期工程的啟動，集團計劃未來將向全國推廣該項目。預計將會涉及共695個商業公司、倉庫和省商業公司。

對於地方煙草行業市場，集團於西藏、安徽等省、市自治區展開一系列市場動作，推廣公司的服務。同時，集團也會與煙草行業積極磋商，組建合資公司。

(2) 在繼續向全國推廣「金審工程」一期工程的基礎上，積極拓展聯網審計項目，為金審工程二期的推廣奠定基礎。

(2) 成功收購正辰科技微軟外包業務

集團與北京正辰科技發展有限責任公司(下稱「正辰科技」)簽訂業務收購合同，收購其業務中關於微軟外包的部分。

正辰科技為一家從事IT服務之公司，其在外包領域能提供本地化、QA測試、軟件定制開發、移動平台開發、嵌入式軟件開發等服務。本次中軟國際所收購之業務為來源於微軟，目前主要為MED(Mobile and Embedded Division)業務，正辰科技於此方面擁有約70餘人的專業團隊，此團隊也將在此次收購項下。

作為集團主要戰略客戶之一的微軟外包業務一直是集團發展的重要目標，通過收購創智科技和正辰科技，集團迅速於微軟業務中擴大市場份額。

(3) 成功收購賽博資源50%股權

賽博資源的客戶包括IBM、MOTOROLA、PANASONIC、EPSON、HP都是集團計劃發展的戰略客戶。同時賽博資源業務多年以來一直穩定成長，利潤率在業內保持較高水平，其截至2005年12月31日止的淨利潤與集團同期相比較，為集團淨利潤的17.78%。為進一步發揮賽博資源公司的潛質，統籌規劃發展集團針對戰略客戶的外包業務，也為了能給集團帶來當期利潤，集團決定通過收購增持賽博資源至76%股權並於二零零六年六月三十日訂立協議額外收購賽博資源50%股權。並且是項收購對公司發展外包業務具有戰略意義，能夠帶來穩定和長期的良好回報。同時通過此次收購集團已擁有股東會絕對多數的通票權。

集團受青島市審計署委托開發的《社會保險聯網審計軟件》是：針對社會保險中的失業保險（以下簡稱失業保險）、城鎮職工基本醫療保險（以下簡稱醫療保險）、企業職工基本養老保險（以下簡稱養老保險）的征繳業務系統、支出業務系統、財務系統及管理等內容進行聯網審計。

建立社會保險聯網審計的運行模式，建立社會保險數據向審計局的傳輸通道，建立審計數據處理、存儲系統，實現社會保險聯網審計數據自動采集、數據轉換、清洗，建立社保期聯網審計的中間表、建立社會保險審計的審計方法、審計工具、審計預警指標、方案，進行審計文書的生成和傳輸，實現法律、法規的引入、查詢等工作。

4、收購兼併及成立

(1) 成功全面收購創智國際

集團與湖南創智信息系統有限公司（下稱「創智」）簽訂協議，收購創智旗下創智國際軟件有限公司（下稱「創智國際」）及株式會社Powerise（下稱「創智日本」）所有的業務。1998年6月，創智創智國際的主要業務來源於NEC、Microsoft、Ozburn-Hessey Logistics、NYU、歐盟等客戶，提供包括設計/編碼/測試/文檔及服務、數據錄入、IT咨詢、人員培訓、技術人才派遣等服務。擁有上百名員工。

收購創智國際的業務可以擴大於微軟業務的優勢及快速進入日本市場。創智國際於微軟業務方面擁有多名於企業資源計劃系統具有豐富經驗的員工，同時還擁有100多名於日本市場有經驗的員工。雖然中軟國際於歐美外包市場取得了很大的成績，但日本市場的進入無疑是對中軟國際整個外包結構極大的補充，也標志著中軟國際開始進軍日本市場。

同時，集團借收購後的團隊成立了中軟國際（湖南）信息技術有限公司。

3、於審計行業

(1) 展開四川省審計廳全省「金審工程」一期部署

集團於報告期內與四川省審計廳簽訂協議，為其在全省部署、實施《審計管理系統》。此協議將涉及四川省審計廳、21個市州及100個區縣。

(2) 「金審工程」一期推廣到湖南省、上海市長寧區、虹口區審計署

報告期內集團繼續向各地審計行業推廣現場審計實施系統和現場審計管理系統。

(3) 承攬國家審計署AO2005版軟件分析能力擴充開發

集團接收國家審計署委托為其升級原由集團開發的現場審計實施系統，增加其功能，並新增應用模塊。

(4) 承接青島市審計署《社會保險聯網審計軟件》

社會保險聯網審計是金審工程二期的主要任務。同時社會保險聯網審計條件已經成熟，國家「金保工程」的推進較快，全國400個中心城市有80個已經使用了「金保工程」的網絡平台。統一的信息管理平台也為社會保險聯網審計的開展奠定了堅實的基礎。

所謂聯網審計是指審計師依托計算機網絡進行審計活動，是指計算機審計方式在非現場審計中的應用。聯網審計具有高效、跨地域、實時的特點。

(3) 受委托開發《煙草行業捲煙生產經營決策系統》三期

報告期內，集團啟動「煙草行業經營決策管理系統」三期工程，即「國家局決策管理系統打碼到條及訂單采集項目」。該期工程主要是建立在一、二工程的基礎上，為國家煙草專賣局提供更為準確和實時的數據。其數據采集由件箱級(每件箱產生一個條碼，1件箱=1萬支煙=50條煙)上升到條級(1條=200支煙)，其數據量將膨脹50倍，達到90億個。集團預計此項目的規模將可和一、二期工程的總體規模相比。計劃向350個商業公司、318倉庫、27個省商業公司展開推廣。

(4) 承接《煙草行業捲煙生產經營決策系統》統計並軌模塊開發

由於《煙草行業捲煙生產經營決策系統》已建成一個基於行業信息網絡基礎的煙草行業捲煙生產經營決策管理系統，全面、及時、準確掌握行業捲煙生產經營環節的捲煙牌號、規格、產量、購方、銷方、庫存、出廠和批零價等基礎數據，同時信息的采集由被動變為主動，實現信息自動采集、按日上報，保證基礎信息的及時性和準確性；減少數據上報的環節，避免信息之間的重複和交叉。

以及相關數據多個來源導致數據不準確等問題，必須將決策系統的工商數據采集的相關功能滿足現有統計軟件的所有指標體系和功能要求。因此國家煙草專賣局決定委托集團為其增加統計並軌模塊，該模塊將包括：

- 增加數據催報、數據重報與補報的采集流程控制，
- 報表發布時的審核功能

(2) 承攬煙草行業數據應用與經濟運行分析平台項目

隨著國家煙草專賣局國家局《煙草行業捲煙生產經營決策系統》的實施與應用，煙草行業各生產經營及管理構成的龐大數據采集網絡實現了捲煙生產經營各環節數據采集、加工，最終形成行業數據中心。為拓展對該等數據的分析及應用，集團已為其規劃了《行業數據應用與經濟運行分析平台》。

該平台包括：

- 經濟運行分析：實現對行業運行生產、經營諸環節、要素的全方位的、全集性的綜合分析；
- 預警預測：準確把握煙草經濟周期性運行發展規律和煙草消費市場的動態變化；
- 行業互動：主要包括定制磋商、要素共享、結果互證。行業互動的主要目標是建立全行業統一的經濟運行分析模式和分析體系，規範分析主題和分析指標、規範分析方法和分析手段、規範互動管理辦法。
- 經濟運行監控：實現對行業運行生產、經營關鍵環節、關鍵要素的運行監控，包括生產計劃安排、銷量與庫存走勢、價格波動等；
- 考核評測：實現對各省局及工業公司經濟運行態勢的考核與評測；
- 品牌分析：實現對品牌評價的綜合分析。

1、 報告期內純利較去年同期上升34.7%

報告期內截至6月30日止的6個月毛利為人民幣60,723,000，毛利率為45.4%，較去年同期相比分別大升28.5%及16.5%。純利為人民幣24,509,000，純利率為18.3%，較去年同期升34.7%及7.2%。

截至6月30日止的三個月毛利為人民幣32,931,000，毛利率為46.6%，較上季度增長28.8%及12.3%；純利為14,010,000，純利率為19.8%，較上季度上升37.9%及6.2%。

如此佳績的獲得主要得益於集團不再從事硬件集成業務，而只從事軟件外包和IT服務業務，此兩項業務為利潤較高的行業。同時集團所收購的外包業務的收入也已完全並入集團的財務報表一並計算。另外集團加強自身內部成本控制，成本結構趨向合理。目前集團的業務依然主要來自於原有客戶的持續收入。煙草及金審仍然是集團的冠軍行業；集團於主要戰略客戶Microsoft處所獲得的份額也在不斷擴大，就目前來看，集團未有戰略客戶的流失，並且於該等客戶的營業額在不斷擴大。

集團於專業人才方面，不斷積極通過自身培訓及吸納，已達至1,676名員工，較去年同期493名相比大增1,183名。人員的增加主要是來自於外包業務量的增加，同時集團所能提供的服務也已覆蓋高中低端市場的需求。並且人員的增加也說明集團的規模在不斷擴大。

2、 於煙草行業

(1) 開始《煙草行業捲煙生產經營決策系統》一、二期維護

緊跟集團為煙草行業所開發的《煙草行業捲煙生產經營決策系統》一、二期工程全面實施完成，集團於報告期內開始為煙草行業提供該兩期工程的維護服務和技術支持。並且此等服務將采取收費的方式進行。

業務回顧

報告期內純利較去年同期上升34.7%

開始《煙草行業捲煙生產經營決策系統》一、二期維護

承攬行業數據應用與經濟運行分析平台項目

受委托開發《煙草行業捲煙生產經營決策系統》三期

承接《煙草行業捲煙生產經營決策系統》統計並軌模塊開發

展開四川省審計廳全省「金審工程」一期部署

「金審工程」一期推廣到湖南省、上海市長寧區、虹口區審計署

承攬國家審計署AO2005版軟件分析能力擴充開發

承接青島市審計署《社會保險聯網審計軟件》

成功全面收購創智國際

成功收購正辰科技微軟外包業務

成功收購賽博資源50%股權

成立美國附屬公司

財務資源與流動資金

於二零零六年六月三十日，本集團之股東權益約為人民幣459,645,000元。流動資產約為人民幣390,852,000元，其中現金及銀行存款約為人民幣134,402,000元。除為數人民幣2,578,000元之遞延稅項負債外，本集團並無任何非流動負債，而流動負債約為人民幣140,017,000元，主要為貿易應付賬款、應付賬單及應計費用。本集團之每股資產淨值為人民幣0.61元。本集團以銀行借貸及長期借貸除以股本計算之百分比為槓桿比率。於二零零五年六月三十日，本集團之槓桿比率為0%。

於二零零六年六月三十日，本集團之貿易及其他應收賬款較二零零五年十二月增加，主要由於截至二零零六年之中期末本集團之解決方案服務銷售大幅上升，特別是煙草行業解決方案及金審工程解決方案。本集團設定嚴格信貸政策以盡力減低信用風險，有關措施包括信貸控制、與客戶磋商及討論、發出催繳通知。

截至二零零六年六月三十日止六個月，由於本集團之銷售及採購大多採用人民幣結算，董事會認為所面對之潛在外匯風險有限。

中期股息

董事會不建議就截至二零零六年六月三十日止六個月派付中期股息(二零零五年：無)。

管理層討論及分析

財務回顧

業績

截至二零零六年六月三十日止六個月，本公司錄得未經審核營業額約為人民幣133,789,000元(二零零五年：人民幣163,546,000元)，較去年同期下降約18.2%。營業額之下降為本集團業務轉型，並專注於軟件開發、資訊科技外包及BPO並減少硬件業務所致。

截至二零零六年六月三十日止六個月，本公司錄得股東應佔未經審核溢利淨額約人民幣24,509,000元(二零零五年：人民幣18,202,000元)，較去年同期增加34.7%。毛利率約為45.4%(二零零五年：28.9%)。每股基本盈利約為人民幣0.0334元(二零零五年：人民幣0.0261元)，每股攤薄盈利約為人民幣0.0245元(二零零五年：人民幣0.0251元)。

截至二零零六年六月三十日止六個月，本集團之毛利率及純利率分別約為45.4%及18.3%(二零零五年年度：分別約28.9%及11.1%)，即較二零零五年同期分別增加約16.5%及7.2%。毛利率及純利率錄得如此明顯上升，為本集團業務轉型，專注於軟件開發及一系列資訊科技服務供應商所致。

由於軟件開發的銷售費用比例較高並加上高毛利率，分銷成本佔營業額的比例為8.8%，相對於去年同期之6.7%上升2.1%；行政開支佔營業額的比例為17.2%，相對於去年同期之10%上升7.2%。隨著本集團經營規模的增加，技術支援員工及攤銷及折舊上升導致行政開支上升實屬合理。

(ii) 截至二零零五年六月三十日止六個月，該等業務之分類資料呈列如下：

收益表

	解決方案 人民幣千元	資訊科技外包 人民幣千元	資訊科技諮詢及培訓服務 人民幣千元	可獨立銷售軟件產品 人民幣千元	綜合 人民幣千元
營業額	136,145	22,463	3,436	1,502	163,546
分類業績	42,623	2,143	1,852	644	47,262
未分配公司收入					255
未分配公司支出					(28,536)
財務費用					(26)
佔聯營公司業績					(564)
除税前溢利					19,519
税項					(1,317)
未計少數股東權益前純利					18,202

由於所有資產及負債由該等業務分類分佔，且不可獨立分配，故此並無呈列本集團資產、負債、資本貢獻、折舊及其他非現金開支之業務分類資料。

(B) 地域分類

由於本集團之業務僅於中國經營以及本集團之資產大部份位於中國，故此並無呈列本集團之地域分類資料。

13. 僱員及其他資料

截至二零零六年六月三十日止六個月期間，本集團之僱員薪酬約為人民幣47,210,000元，其中包括董事酬金約人民幣984,000元(二零零五年：約為人民幣17,400,000元，其中包括董事酬金約人民幣668,800元)。僱員薪酬上升原因為僱員數目由493人增加至1,676人及於有關期間對個別員工發放之獎金增加所致。

截至二零零六年六月三十日止六個月期間，本集團之折舊及攤銷開支(包括攤銷無形資產人民幣1,853,000元(二零零五年：人民幣1,274,000元)為人民幣5,898,000元(二零零五年：人民幣2,533,000元)。

(iii) 根據中軟總公司與北京中軟於二零零二年六月三日訂立之商標許可權協議(「許可權協議」),中軟總公司以無償方式向北京中軟授予非獨家權利,於中國使用許可權協議內界定之商標,為期十年。

董事認為上述交易均於本公司日常業務過程中按一般商業條款進行。

12. 分類資料

(A) 業務分類

就管理目的而言,本集團現時分成四個經營部門,即解決方案、資訊科技外包、資訊科技諮詢及培訓服務及銷售可獨立銷售軟件產品。該等部門乃本集團滙報基本分類資料之基準。

(i) 截至二零零六年六月三十日止六個月,該等業務之分類資料呈列如下:

收益表

	解決方案 人民幣千元	資訊科技外包 人民幣千元	資訊科技諮詢及培訓服務 人民幣千元	可獨立銷售軟件產品 人民幣千元	綜合 人民幣千元
營業額	74,470	47,016	5,404	6,899	133,789
分類業績	42,305	13,107	3,035	2,276	60,723
未分配公司收入					3,966
未分配公司支出					(36,703)
財務費用					(3)
佔聯營公司業績					1,273
除稅前溢利					29,256
稅項					(4,747)
除少數股東權益前純利					24,509

10. 資本承擔

本集團並無已訂約但未於財務報表撥備之收購物業、廠房及設備之資本承擔。

11. 有關連人士之交易

(i) 於二零零五年及二零零六年有關期間，本集團與下列有關連人士曾進行以下交易：

	截至六月三十日止三個月		截至六月三十日止六個月	
	二零零六年 *人民幣千元*	二零零五年 *人民幣千元*	二零零六年 *人民幣千元*	二零零五年 *人民幣千元*
中國計算機軟件與技術服務總公司(「中軟總公司」)*(附註a)*				
－租金開支 *(附註b)*	**1,072**	695	**2,144**	1,389
微軟公司(「微軟」) *(附註c)*				
－提供資訊科技外包服務	**14,066**	–	**21,464**	–

附註：

(a) 中軟總公司一名董事亦為北京中軟董事。

(b) 有關交易乃按有關協議之條款進行。

(c) 微軟擁有根據與本公司訂立日期為二零零五年九月二十六日之認購協議而同意認購之97,250,000股系列A優先股，並在滿足該認購協議所載之先決條件後，轉換該些股份後可予發行之97,250,000股股份之權益。

(ii) 根據中軟總公司與北京中軟於二零零二年五月十日訂立之協議(「該協議」)，中軟總公司已以無償方式向北京中軟授予獨家權利，在中國使用該協議所界定之商標，使用期限須待有關商標於中國商標局註冊後作實。根據該協議，中軟總公司已同意訂立另一項商標許可權協議；據此，中軟總公司將授出獨家許可權予北京中軟，為期二十五年。

貿易應付賬款賬齡分析如下：

	(未經審核) 二零零六年 六月三十日 人民幣千元	(經審核) 二零零五年 十二月三十一日 人民幣千元
0－90日	12,172	28,978
91－180日	1,704	11,167
181－365日	17,127	15,931
365日以上	25,778	24,362
	56,781	80,438

本集團於二零零六年六月三十日之貿易及其他應付款項之公平值與相應之賬面值相若。

9. 股本

	普通股			可贖回可換股優先股			
	股份數目	每股面值 港元	普通股本 港元	股份數目	每股面值 港元	可贖回可換股優先股本 港元	總計 港元
法定股本							
於二零零五年一月一日及於二零零五年十二月三十一日	1,500,000,000	0.05	75,000,000	–	–	–	75,000,000
增設可贖回可換股優先股	–	–	–	625,000,000	0.05	31,250,000	31,250,000
於二零零六年六月三十日	1,500,000,000	0.05	75,000,000	625,000,000	0.05	31,250,000	106,250,000
已發行股本							
於二零零五年一月一日	697,500,000	0.05	34,875,000	–	–	–	34,875,000
發行普通股	34,872,453	0.05	1,743,623	–	–	–	1,743,623
於二零零五年十二月三十一日	732,372,453	0.05	36,618,623	–	–	–	36,618,623
發行可贖回可換股優先股	–	–	–	194,500,000	0.05	9,725,000	9,725,000
發行普通股	23,248,302	0.05	1,162,415	–	–	–	1,162,415
於二零零六年六月三十日	755,620,755	0.05	37,781,038	194,500,000	0.05	9,725,000	47,506,038

6. 商譽

商譽主要產生自於期內收購一間附屬公司北京中軟資源信息科技服務有限公司餘下49%之權益，以及一間附屬公司中軟賽博資源軟件技術(天津)有限公司50%之額外權益。

7. 貿易及其他應收款項

	(未經審核) 二零零六年 六月三十日 *人民幣千元*	(經審核) 二零零五年 十二月三十一日 *人民幣千元*
貿易應收款項	**166,298**	142,593
墊款予供應商	**9,352**	2,362
按金、預付款項及其他應收款項	**45,294**	37,158
	220,944	182,113

本集團之信貸期由30日至90日不等。

貿易應收賬款賬齡分析如下：

	(未經審核) 二零零六年 六月三十日 *人民幣千元*	(經審核) 二零零五年 十二月三十一日 *人民幣千元*
0－90日	**46,858**	83,047
91－180日	**37,150**	12,740
181－365日	**63,288**	24,503
365日以上	**19,002**	22,303
	166,298	142,593

本集團於二零零六年六月三十日之貿易及其他應收款項之公平值與相應之賬面值相若。

8. 貿易及其他應付款項

	(未經審核) 二零零六年 六月三十日 *人民幣千元*	(經審核) 二零零五年 十二月三十一日 *人民幣千元*
貿易應付款項	**56,781**	80,438
從客戶收取之按金	**814**	906
其他應付款項及應計費用	**60,950**	16,926
	118,545	98,270

根據北京市科學技術委員會(「北京市科委」)於二零零四年六月二十五日發出之批文，本公司之附屬公司北京中軟資源信息科技服務有限公司(「中軟資源北京」)已被指定為一間高新技術企業，而其所得稅率乃由33%減至15%。此外，中軟資源北京有權由二零零四年開始，從首個獲利年度起三年獲豁免繳交所得稅，其後三年則免繳50%所得稅。

根據深圳南山區State Bureau於二零零五年三月一日發出之批文，本公司之附屬公司深圳市中軟資源技術服務有限公司(「中軟資源深圳」)已被指定為一間新成立之軟件企業。因此，中軟資源深圳有權由二零零四年開始，從首個獲利年度起兩年獲豁免繳交所得稅，其後三年則免繳50%所得稅。

由於本集團於有關期間並無香港產生之應課稅溢利，故於有關期間並無就香港利得稅作出撥備。

於有關期間及各結算日，本集團並無重大未撥備遞延税項。

4. 股息

於二零零六年三月三十日，本公司向股東宣派截至二零零五年十二月三十一日止年度末期股息18,309,311 港元(相等於人民幣18,858,590元)。該款項已於二零零六年五月二十五日支付予股東。

5. 每股盈利

截至二零零六年六月三十日止三個月及六個月之每股基本盈利是按純利分別約人民幣14,010,000元及約人民幣24,509,000元(截至二零零五年六月三十日止三個月及六個月：純利約人民幣10,157,000元及人民幣18,202,000元)除以截至二零零六年六月三十日止三個月之加權平均已發行股份數目755,620,755股(二零零五年：697,500,000股)及截至二零零六年六月三十日止六個月之加權平均已發行股份數目732,372,453股(二零零五年：697,500,000股)計算，猶如日期為二零零三年六月十日之本公司售股章程(「售股章程」)附錄六所述本公司股份拆細一事已於有關期間開始時已經完成。

截至二零零六年六月三十日止三個月及六個月之每股攤薄盈利乃按截至二零零六年六月三十日止三個月之純利人民幣14,010,000元及截至二零零六年六月三十日止六個月之純利人民幣24,509,000元除以用作計算截至二零零六年六月三十日止三個月及六個月之每股攤薄盈利加權平均數1,009,710,852股股份(二零零五年：713,435,000股股份)及999,751,728股股份(二零零五年：726,610,000股股份)計算。

未經審核綜合財務報表附註

1. 呈報基準

本集團之財務報表乃根據聯交所創業板證券上市規則第18章所適用之披露規定，以及香港會計師公會所頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

2. 營業額

除相當於年內已完成工程價值(包括尚未開發票之金額)之提供解決方案服務及資訊科技外包服務之營業額外，營業額乃指經扣除增值税及其他銷售税與退貨後列賬，相當於給予客戶之發票金額。

	截至六月三十日止三個月		截至六月三十日止六個月	
	二零零六年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零五年 人民幣千元
解決方案	**40,122**	62,385	**74,470**	136,145
資訊科技外包	**23,111**	8,165	**47,016**	22,463
資訊科技諮詢及培訓服務	**2,814**	2,915	**5,404**	3,436
獨立銷售軟件產品	**4,674**	1,006	**6,899**	1,502
	70,721	74,471	**133,789**	163,546

3. 税項

根據由北京市海淀區國家税務局於二零零零年十一月二十一日頒佈之批文，本集團一間主要經營附屬公司北京中軟國際信息技術有限公司(「北京中軟」)，已獲指定為高新技術企業，並由二零零零年起於首個獲利年度起計三年獲豁免繳納所得税及其後三年獲寬減50%税項。

截至二零零五年十二月三十一日止三個年度，北京中軟須按税率7.5%繳納所得税，而其後則以税率15%按其應課税溢利繳税。

根據廣州市科學技術局於二零零四年三月三十一日發出之批文，本集團一間附屬公司中軟國際(廣州)信息技術有限公司(「中軟廣州」)獲指定為高新技術企業，其所得税税率由33%減至15%。此外，根據廣州市國家税務局於二零零四年六月二日發出之另一項批文，中軟廣州自二零零三年起，於首個獲利年度獲兩年豁免繳納所得税，其後三年則獲減免50%税項。

綜合現金流量表(未經審核)

	截至六月三十日止六個月	
	二零零六年	二零零五年
	人民幣千元	*人民幣千元*
經營業務現金流量	**(35,570)**	(32,094)
投資活動現金流量	**(91,112)**	(8,145)
融資活動現金流量	**160,998**	(7,444)
現金及現金等值項目增加(減少)淨額	**34,316**	(47,683)
期初現金及現金等值項目	**100,086**	74,029
期末現金及現金等值項目	**134,402**	26,346

未經審核權益變動綜合報表

	母公司股權持有人應佔														
	普通股本	普通股份溢價	可發行股份	可贖回可換股優先股本	優先股份溢價	換算儲備	購股權儲備	一般儲備金	企業擴充法定基金	法定盈餘儲備金	法定公益金	累積溢利	總計	少數股東權益	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零五年一月一日	36,968	85,185	–	–	–	90	3,492	1,250	589	–	–	71,932	199,506	–	199,506
年內溢利	–	–	–	–	–	–	–	–	–	–	–	18,202	18,202	–	18,202
新發行股份	1,848	35,487	–	–	–	–	–	–	–	–	–	–	37,335	–	37,335
收購附屬公司可發行股份	–	–	24,420	–	–	–	–	–	–	–	–	–	24,420	–	24,420
收購附屬公司	–	–	–	–	–	–	–	–	–	–	–	–	–	10,692	10,692
二零零五年已付股息	–	–	–	–	–	–	–	–	–	–	–	(7,394)	(7,394)	–	(7,394)
於二零零五年六月三十日	38,816	120,672	24,420	–	–	90	3,492	1,250	589	–	–	82,740	272,069	10,692	282,761
於二零零六年一月一日	38,816	120,672	24,420	–	–	(2,047)	7,098	1,573	728	63	32	103,648	295,003	14,032	309,035
匯兌調整	(1,099)	(3,415)	(235)	–	–		–	–	–	–	–	–	(4,749)	–	(4,749)
新發行可贖回可換股優先股份	–	–	–	10,017	150,251	–	–	–	–	–	–	–	160,268	–	160,268
新發行普通股份	1,197	22,988	(24,185)	–	–	–	–	–	–	–	–	–	–	–	–
發行股份所產生之開支	–	–	–	–	(1,941)	–	–	–	–	–	–	–	(1,941)	–	(1,941)
確認股本結算之基於股份之付款	–	–	–	–	–	–	1,891	–	–	–	–	–	1,891	–	1,891
收購一間附屬公司之額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(12,856)	(12,856)
收購一間附屬公司	–	–	–	–	–	–	–	–	–	–	–	–	–	2,332	2,332
二零零五年已付股息	–	–	–	–	–	–	–	–	–	–	–	(18,859)	(18,859)	–	(18,859)
期內溢利	–	–	–	–	–	–	–	–	–	–	–	24,524	24,524	–	24,524
於二零零六年六月三十日	38,914	140,245	–	10,017	148,310	(2,047)	8,989	1,573	728	63	32	109,313	456,137	3,508	459,645

綜合資產負債表

	附註	(未經審核) 二零零六年 六月三十日 人民幣千元	(經審核) 二零零五年 十二月三十一日 人民幣千元
非流動資產			
物業、廠房及設備		**29,159**	23,288
無形資產		**22,372**	18,003
商譽	6	**154,410**	79,168
其他投資		**361**	–
於聯營公司之權益		**5,086**	8,303
預付租金		**–**	216
		211,388	128,978
流動資產			
存貨		**34,602**	22,670
貿易及其他應收款項	7	**220,944**	182,113
應收一間關連公司款項		**32**	1,815
貸款予關連公司		**–**	1,450
有抵押存款		**872**	1,653
銀行結存及現金		**134,402**	100,086
		390,852	309,787
流動負債			
貿易及其他應付款項	8	**118,545**	98,270
應付票據		**16,143**	26,781
欠一名股東款項		**26**	9
應付一名股東股息		**76**	–
應付税項		**5,227**	2,846
		140,017	127,906
流動資產淨值		**250,835**	181,881
資產總值減流動負債		**462,223**	310,859
非流動負債			
遞延税項負債		**2,578**	1,824
資產淨值		**459,645**	309,035
資本及儲備			
股本	9	**48,931**	38,816
儲備		**407,206**	256,187
母公司股權持有人應佔股權		**456,137**	295,003
少數股東權益		**3,508**	14,032
總股權		**459,645**	309,035

綜合損益表(未經審核)

	附註	截至六月三十日止三個月 二零零六年 人民幣千元	截至六月三十日止三個月 二零零五年 人民幣千元	截至六月三十日止六個月 二零零六年 人民幣千元	截至六月三十日止六個月 二零零五年 人民幣千元
營業額	2	**70,721**	74,471	**133,789**	163,546
銷售成本		**(37,790)**	(48,906)	**(73,066)**	(116,284)
毛利		**32,931**	25,565	**60,723**	47,262
其他營運收入		**2,488**	255	**3,966**	255
分銷成本		**(7,424)**	(7,615)	**(11,816)**	(10,947)
行政開支		**(11,224)**	(6,950)	**(23,034)**	(16,315)
攤銷無形資產	11	**(926)**	(636)	**(1,853)**	(1,274)
經營溢利		**15,845**	10,619	**27,986**	18,981
財務費用		**(2)**	(143)	**(3)**	(26)
佔聯營公司業績		**959**	199	**1,273**	564
除税前溢利		**16,802**	10,675	**29,256**	19,519
税項	3	**(2,792)**	(518)	**(4,747)**	(1,317)
年內溢利		**14,010**	10,157	**24,509**	18,202
溢利分佈					
母公司股權持有人		**14,132**	10,157	**24,524**	18,202
少數股東權益		**(122)**	–	**(15)**	–
		14,010	10,157	**24,509**	18,202
股息	4	**18,859**	7,394	**18,859**	7,394
每股盈利					
一基本(仙)	5	**1.94**	1.46	**3.34**	2.61
一攤薄(仙)	5	**1.39**	1.42	**2.45**	2.51

概要

- 截至二零零六年六月三十日止六個月創造毛利及溢利淨額分別約人民幣60,723,000元及人民幣24,509,000元(二零零五年:人民幣47,262,000元及人民幣18,202,000元),即較二零零五年同期分別增加約28.5%及34.7%。

- 截至二零零六年六月三十日止六個月實現毛利率及純利率分別約45.4%及18.3%(二零零五年:分別約28.9%及11.1%),即較二零零五年同期分別增加約16.5%及7.2%。毛利率之增長顯示本集團成功將其業務由較低毛利率業務(硬件業務)轉型至較高毛利率業務(軟件開發、資訊科技外包及BPO)。

- 截至二零零六年六月三十日止六個月實現營業額約人民幣133,789,000元(二零零五年:人民幣163,546,000元),即較二零零五年同期減少約18.2%,與本集團業務轉型,專注於軟件開發、資訊科技外包及BPO並減少硬件業務一致。

- 截至二零零六年六月三十日止六個月,本公司之每股基本盈利及每股攤薄盈利分別約為人民幣0.0334元(二零零五年:人民幣0.0261元)及人民幣0.0245元(二零零五年:人民幣0.0251元)。

- 董事不建議就截至二零零六年六月三十日止六個月派發中期股息。

中期業績

中軟國際有限公司(「本公司」)董事會(「董事會」)欣然公佈本公司及其附屬公司(「本集團」)分別截至二零零六年六月三十日止三個月及六個月之未經審核綜合業績連同比較數字如下:

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)之特色

創業板乃為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可能因其新興性質及該等公司經營業務之行業或所在國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他資深投資者。

鑒於在創業板上市之公司屬於新興性質，在創業板買賣之證券可能會較於聯交所主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發布資料之主要方法為透過聯交所操作之互聯網網頁上刊登。上市公司毋須在憲報指定之報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網頁，以取得創業板上市發行人之最新資料。

聯交所對本報告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不就因本報告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中軟國際有限公司(「本公司」)各董事願就本報告共同及個別對此承擔全部責任，本報告乃根據香港聯合交易所有限公司創業板上市規則而提供有關本公司之資料。本公司董事經作出一切合理查詢後確認，就彼等深知及確信：(1) 本報告所載資料在各重大方面均屬準確及完整，且無誤導成份；(2) 本報告並無遺漏其他事實，致使其任何聲明產生誤導；及(3) 本報告所表達之一切意見乃經過審慎周詳考慮後始行作出，並以公平及合理之基準及假設為依據。

ICS&S
中软国际

Chinasoft International

2006
2006
2006
2006
2006

中期報告

CHINASOFT INTERNATIONAL LIMITED
中軟國際有限公司*
(於開曼群島註冊成立之有限公司)
(股份代號: 8216)

*僅供識別

CHINASOFT INTERNATIONAL LIMITED

中軟國際有限公司*

(Incorporated in the Cayman Islands with limited liability)



2006 First Quarterly Report

* for identification purpose only

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this annual report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this annual report.

This annual report, for which the directors of Chinasoft International Limited (the "Company") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the GEM of the Stock Exchange for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:– (1) the information contained in this annual report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this annual report misleading; and (3) all opinions expressed in this annual report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

HIGHLIGHTS

- Accomplished a gross profit and a net profit of approximately RMB27,792,000 and RMB10,499,000 respectively (2005: RMB21,697,000 and RMB8,045,000) for the three months ended 31 March, 2006, representing an increase of approximately 28.09% and 30.50% respectively as compared to the corresponding period in 2005.
- Achieved a gross profit margin and a net profit margin of approximately 44.1% and 16.6% respectively (2005: approximately 24.4% and 9.0% respectively) for the three months ended 31 March, 2006, representing an increase of approximately 19.7% and 7.6% respectively as compared to the corresponding period in 2005. The growth in the profit margin indicates the Group successfully transformed its business to a higher profit margin business (software development, IT outsourcing and BPO) from a lower profit margin business (hardware business).
- Achieved a turnover of approximately RMB63,068,000 (2005: RMB89,075,000) for the three months ended 31 March, 2006, representing a decrease of approximately 29.2% as compared to the corresponding period in 2005 which was in line with business transformation of the Group to focus on software development, IT outsourcing and BPO and reduce the portion of hardware business.
- Basic earnings per share and diluted earnings per share of the Company were approximately RMB0.014 (2005: RMB0.012) and RMB0.013 (2005: RMB0.011) respectively for the three months ended 31 March, 2006.
- The Directors do not recommend the payment of an interim dividend for the three months ended 31 March, 2006.

FIRST QUARTER RESULTS

The board of Directors (the "Directors") of the Company is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the three months ended 31 March, 2006, together with the comparative unaudited results of the Company for the corresponding period in 2005, as follows:

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Notes	For the three months ended 31 March, 2006 RMB'000	2005 RMB'000
Turnover	2	63,068	89,075
Cost of sales		(35,276)	(67,378)
Gross profit		27,792	21,697
Other operating income		1,478	–
Distribution costs		(4,392)	(3,332)
Administrative expenses		(11,810)	(9,365)
Amortisation of development costs & technical knowhow		(927)	(638)
Profit from operations		12,141	8,362
Finance costs		(1)	117
Share of result of an associate		314	365
Profit before taxation		12,454	8,844
Taxation	3	(1,955)	(799)
Profit for the period		10,499	8,045
Attributable to:			
Equity holder of the parent		10,392	8,045
Minority interests		107	–
		10,499	8,045
Dividend	5	–	–
Earnings per share			
– basic	4	0.014	0.012
– diluted	4	0.013	0.011

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the equity holders of the parent company														
	Ordinary share capital RMB'000	Ordinary share premium RMB'000	Issuable shares RMB'000	Redeemable convertible preferred share capital RMB'000	Preferred share premium RMB'000	Translation reserve RMB'000	Share options reserve RMB'000	General reserve fund RMB'000	Statutory Enterprise expansion fund RMB'000	Statutory surplus reserve fund RMB'000	Statutory public welfare fund RMB'000	Accumulated profits RMB'000	Total RMB'000	Minority interests RMB'000	Total RMB'000
At 1st January, 2005	36,968	85,185	-	-	-	90	3,492	1,250	589	-	-	71,932	199,506	-	199,506
Net profit for the period	-	-	-	-	-	-	-	-	-	-	-	8,045	8,045	-	8,045
At 31st March, 2005	36,968	85,135	-	-	-	90	3,492	1,250	589	-	-	79,977	207,551	-	207,551
At 1st January, 2006	38,815	120,672	24,420	-	-	(2,047)	7,098	1,573	729	63	32	103,643	295,003	14,032	309,035
Recognition of equity-settled share based payments	-	-	-	-	-	-	434	-	-	-	-	-	434	-	434
Issue of redeemable convertible preferred shares	-	-	-	10,114	151,710	-	-	-	-	-	-	-	161,824	-	161,824
Net profit for the period	-	-	-	-	-	-	-	-	-	-	-	10,392	10,392	107	10,499
At 31st March, 2006	38,816	120,672	24,420	10,114	151,710	(2,047)	7,532	1,573	728	63	32	114,040	467,653	14,139	481,792

Notes:

1. **BASIS OF PRESENTATION**

The financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong, the disclosure requirements of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules"). They have been prepared under the historical cost convention.

2. **TURNOVER**

Turnover, which is stated net of valued-added tax and other sales tax and returns, represents amounts invoiced to customers, except in respect of provision of solutions services and IT outsourcing services where turnover represents the value of work done during the year, including amounts not yet invoiced.

	For the three months ended 31 March,			
	2006 *RMB'000*		2005 *RMB'000*	
Solutions	**34,348**	**54.46%**	73,760	82.81%
IT outsourcing	**23,905**	**37.90%**	14,298	16.05%
IT consulting and training services	**2,590**	**4.11%**	521	0.58%
Standalone software product	**2,225**	**3.53%**	496	0.56%
	63,068	**100%**	89,075	100%

3. **TAXATION**

Pursuant to an approval document issued by the State Tax Bureau of Beijing Haidian District dated 21 November, 2000, Beijing Chinasoft International Information Technology Limited ("Beijing Chinasoft"), a wholly-owned operating subsidiary of the Group, has been designated as an advanced technology enterprise and is entitled to three years of exemption from income tax followed by three years of 50% tax reduction commencing from the first-profit-making year with effect from 2000. As a result, Beijing Chinasoft is subject to the income tax computed at the rate of 7.5% for the three years ending 31 December, 2005 and at the rate of 15% on its taxable profit thereafter.

Pursuant to an approval document issued by the Guangzhou Science and Technology Bureau dated 31 March, 2004, Chinasoft International (Guangzhou) Information Technology Limited ("Chinasoft Guangzhou"), a subsidiary of the Company, had been designated as an advanced technology enterprise and its income tax rate was reduced from 33% to 15%. Moreover, pursuant to another approval document issued by the Guangzhou National Tax Bureau dated 2 June, 2004, Chinasoft Guangzhou was entitled to two year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2003.

Pursuant to an approval document issued by the Beijing Science and Technology Commission dated 25 June, 2004, Chinasoft Resources Information Technology Services Limited ("Chinasoft Resources Beijing"), a subsidiary of the Company, had been designated as an advanced technology enterprise and its income tax rate was reduced from 33% to 15%. Moreover, Chinasoft Resources Beijing was entitled to three year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2004.

Pursuant to an approval document issued by the State Bureau of Shenzhen Nanshan District dated 1 March, 2005, Shenzhen Chinasoft Resources Information Technology Services Limited ("Chinasoft Resources Shenzhen"), a subsidiary of the Company, had been designated as a newly established software enterprise. As a result, Chinasoft Resources Shenzhen was entitled to two year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2004.

No provision for Hong Kong profits tax has been made for the relevant periods as the Group did not have any assessable profit arising in Hong Kong during the relevant periods.

There were no significant unprovided deferred taxation during the relevant periods and as at the respective balance sheet dates.

4. EARNINGS PER SHARE

The calculation of the basic earnings per share for the three months ended 31 March, 2006 was based on the net profit attributable to shareholders of the Company (the "Shareholders") of approximately RMB10,392,000 during the three months ended 31 March, 2006 (2005: RMB8,045,000) divided by the weighted average number of ordinary shares then issued of 732,372,453 shares (2005: 697,500,000 shares) during the three months ended 31 March, 2006.

The calculation of diluted earnings per share for the three months ended 31 March, 2006 was based on the net profit of RMB10,392,000 for the three months ended 31 March, 2006 (2005: RMB8,045,000) divided by the weighted average number of shares used in calculation of diluted earnings per share for the three months ended 31 March, 2006 of 795,182,453 Shares (2005: 761,240,000 Shares).

5. DIVIDEND

The Directors do not recommend the payment of an interim dividend for the three months ended 31 March, 2006 (2005: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

For the three months ended 31 March, 2006, the Company reported an unaudited turnover of approximately RMB63,068,000 (2005: RMB89,075,000), representing a decrease of approximately 29.2% as compared with the corresponding period last year. The decrease in turnover was attributable to the business transformation of the Group as to focus on software development, IT outsourcing and BPO and reduce the portion of hardware business.

For the three months ended 31 March, 2006, the Company recorded an unaudited net profit attributable to Shareholders of RMB10,392,000 (2005: RMB8,045,000), representing an increase of 29.17% as compared with the corresponding period last year. The gross profit margin was approximately 44.1% (2005: 24.4%). Basic earning per share was approximately RMB0.014 (2005: RMB0.012). Diluted earnings per share was approximately RMB0.013 (2005: RMB0.011).

The gross profit margin and the net profit margin of the Group for the three months ended 31 March, 2006 was approximately 44.1% and 16.6% respectively (Year 2005: approximately 24.4% and 9% respectively) representing an increase of approximately 19.7% and 7.6% respectively as compared to the corresponding period in 2005. The remarkable increase in both gross profit margin and net profit margin of the Group was attributable to the business transformation of the Group as to focus on software development and whole-range IT services provider.

The ratio of distribution costs to turnover was 6.96%, representing an increase of 3.22% as compared to 3.74% of the corresponding period last year since the ratio of selling expenses of software development is comparatively higher but with a higher gross profit margin. The percentage of administrative expenses to turnover was 18.73% representing an increase of 8.22% as compared to 10.51% of the corresponding period last year. With an expansion of the size of the Group's operations, the increase in administrative expenses due to the increase in technical support staff and increase in amortisation and depreciation are reasonable.

BUSINESS REVIEW

- Gross profit and net profit recorded by the Company increased substantially as compared with the same period last year

- In industries with market dominance

  1. As to the tobacco industry:

     1) undertook the first phase of the tobacco industry market monitoring system project;

     2) undertook the development project of application software for the re-engineering process of tobacco production and operation decision system of the tobacco industry by Guangdong Zhongyan Industrial Company.

  2. As to the audit industry:

     1) the first phase of "e-Audit" project expanded into Sanya of Hainan, Shenzhen of Guangdong, Anyang of Henan and Dalin of Liaoning.

- In industries under development

  1. Entered into contract in respect of the feasibility study report on the phase 1 of the "e-Farming" project so as to expand in the software market for "e-Farming".

- Rapid growth in IT outsourcing.

1. Gross profit and net profit recorded by the Company increased substantially as compared with the same period last year

During the reporting period, the gross profit of the Group increased by 28.09% as compared with the same period last year, whilst gross profit margin increased by 19.7 percentage points. Net profit increased by 30.5% as compared with the same period last year, whilst net profit margin increased by 7.6 percentage points. Such outstanding results were mainly attributable to the transformation of business model by the Group during the year. The Group ceased to engage in the distribution of hardware and efforts were placed entirely on IT services and outsourcing in which the Group has the most expertise. The Group became solely engaged in the software and service business. Although the Group's turnover fell slightly, profit margin for IT services and outsourcing were higher. During the reporting period, IT outsourcing accounted for 37.9% of the turnover, representing an increase of 21.4 percentage points as compared with the same period last year. Therefore during the reporting period, gross profit margin and net profit margin rose substantially. In the meantime, growth in the Group's gross profit and net profit remained rapid. The Group believes that upon the growth of its own businesses and through mergers and acquisitions, growth in turnover will remain rapid in the future for the Company. In addition, this transformation will bring better return on investment for investors.

2. **In industries with market dominance**

   1) As to the tobacco industry:

      (1) Undertook the first phase of the tobacco industry market monitoring system project

      As the Group successfully developed "the tobacco production and operation decision system of the tobacco industry" for the tobacco industry, the State Tobacco Control Bureau continued to explore the potentials of the system. During the reporting period, the State Tobacco Control Bureau engaged the Group to develop the first phase of the tobacco industry market monitoring system project, so as to expand and perfect the functions of "the tobacco production and operation decision system of the tobacco industry". The project for tobacco industry market monitoring system will establish a system for the collection and analysis of production costs and expenses figures related to the pricing of tobacco leaves. Such system will then be used as a basis for the development of a tobacco leaves pricing decision model and establish a scientific evaluation system on the tobacco leaves pricing policy. A pricing administration system for the subject tobacco and obsolescing tobacco will be established on the basis of the tobacco production and operation decision system of the tobacco industry, which will include data collection, integrated queries and statistical analysis. As such the integration of the existing tobacco pricing information administration system and the tobacco production and operation decision system of the tobacco industry will be achieved.

(2) Undertook the development project of application software for the re-engineering process of the tobacco production and operation decision system of the tobacco industry by Guangdong Zhongyan Industrial Company

The successful implementation of the tobacco production and operation decision system of the tobacco industry has made a deep impact on the local tobacco industry. As such, local tobacco industry began to accelerate their pace in the application of informatization as a means to manage their enterprises.

Guangdong Zhongyan Industrial Company acted as a pioneer and decided to engage the Group to develop a system that will enable it to manage the production at its head factory, branch factories and production outlets more effectively. Such system will include:

- Unified bar codes identifying production location of tobacco pieces
- Monitoring the compliance of brand specifications by various branch factories and production outlets
- Administering the production plan at workshops of various production outlets
- Encoding function of the coding machines at the branch factories
- Maintaining historical records on the codes not returned
- Inputting monthly tobacco specification production plans of various branch factories at the head factory
- Inputting monthly tobacco specification production plans at various branch factories
- Providing monitoring and queries of records in respect of the branch factories (production outlets) at the head factory
- Storing finished goods at the warehouse and transfer of finished goods from the warehouse
- Improving statistical queries and analysis

2) As to the audit industry:

(1) the first phase of "e-Audit" project expanded into Sanya of Hainan, Shenzhen of Guangdong, Anyang of Henan and Dalin of Liaoning .

During the reporting period, the Group entered into marketing agreements at Sanya of Hainan, Shenzhen of Guangdong, Anyang of Henan and Dalin of Liaoning. This paved the way to launch the audit field implementation system and audit field management system developed by the Group.

3. In industries under development

1) Entered into contract in respect of the feasibility study report on the e-Farming project for the development of software market for the e-Farming industry

The "e-Farming" project is one of the 12 "e" projects of the State. The Group has devoted much endeavours to the construction of the State's "e" projects. Leading edge was already made in the "e-Audit" project, and the Group has reached the core of the "e-Quality" and "e-Insurance" projects.

The overall objectives of the e-Farming project are to improve the construction of agricultural electronic facilities, to establish and perfect the agricultural and rural economic monitoring and administration service information system, to strengthen the capabilities in economic adjustment and market regulation by the agricultural authorities, to consolidate the construction of rural information services systems, to establish major public information services systems applicable to rural villages in China, to consolidate and expand the work results on agricultural and rural informatization at various levels of the government, to enhance the internal information integration of agricultural authorities, to promote information sharing and business synergy between different authorities, to improve the level of utilization for the development of rural information resources, to eliminate the phenomenon of "isolated information island", to further enhance network coverage in rural areas, to establish a team of information research and development, administration and servicing of higher quality, to promote service to the public at large, to gradually reduce the "digital gap" between urban and rural areas in accordance with the requirements for the construction of a new village with socialist characteristics. Through five years of construction, informatization of agricultural decision, monitoring and servicing were achieved in principle. An agricultural information system that basically adapted to the development requirements of rural economy was established in principle.

The principal elements for the construction of the first phase of the e-Farming project will be the construction of application systems in three categories, the development of information sources in two categories, and improvement on a service network, which will be the construction of agricultural monitoring and alert system, agricultural products and production information market monitoring information system, agricultural market and technology information servicing system, to develop integration of the domestic and international agricultural information resources, and the construction of national agricultural information services network extending to counties and villages.

The Group is confident that the "e-Farming" project will obtain leading position in future and develop the "e-Farming" project into a new industry with market dominance.

4. Rapid growth in IT outsourcing

The Group devoted much endeavours to develop contracting. The number of staff engaged in contracting business increased by 8% when compared with the same period last year. In the meantime, the proportion of bidding awarded during the reporting period improved significantly, with four more bids won. At the same time, there is no loss of existing customers. During the reporting period, the proportion of the Group's turnover attributable to IT outsourcing increased substantially to 37.9%, representing an increase of 21.4 percentage points as compared with the same period last year. The Group recognized that outsourcing business brings steady earnings and efforts will be devoted to expand this business continuously in the future.

Prospects

- To continue to consolidate the leading position in industries with market dominance.

The Group will continue to expand its market share in the tobacco industry and audit industry with its leading position.

As to the tobacco industry, the Group continued its discussion with the State Tobacco Control Bureau on phase 3 of "the tobacco production and operation decision system of the tobacco industry", which is the implementation plan for the project of "operation decision system for the encoding of pieces on receipt and order collection system by the State Bureau". The data collection basis of "the tobacco production and operation decision system of the tobacco industry" developed by the Group for the State Tobacco Control Bureau was by boxes (i.e. 1 box = 10,000 cigarettes). About 180 million of bar codes will be generated every year through the system by the tobacco industry. In order to further enhance the accuracy and timeliness of the data, State Tobacco Control Bureau planned to change the data collection basis to pieces (i.e. 1 piece = 200 cigarettes). The number of bar codes to be generated will be increased to 9 billion. It is expected by the Group that the scale of this project will be similar to the aggregate of phase 1 and 2. As to the local tobacco industry, the Group will achieve the objective through the strategy of forming joint ventures with entities in the tobacco industry.

As to the audit industry, the Group will continue to promote the first phase of the "e-Audit" project. At the same time, it will expand the internal audit and intranet audit system. Meanwhile, the Group will actively participate in phase 2 of the "e-Audit" project. The objectives for the construction of phase 2 of the "e-Audit" project are to comprehensively launch and improve the expansion of the audit and management system established by phase 1 of "e-Audit" project. Intranet audit system and sharing of audit authorities information source at various level were initially achieved. Modern audit methodology with Chinese features was initially established, which laid the foundation for the systematic establishment of China National Audit Information System. Total investment for phase 2 is expected to be about RMB400 million. The Group will first launch the intranet audit scheme throughout China.

- To continue to pursue new industries with market dominance

The Group is fully aware of the fact that apart from maintaining its leading position in industries with market dominance at present, it has to continue to pursue new industries with market dominance so as to realize high speed growth. The Group has entered into the industries of "e-Quality" and "e-Farming" projects. The feasibility reports for these two industries were prepared by the Group. The Group is confident that it will enjoy comparative advantage in these two industries in future.

- Endeavours were devoted to software contracting business and to tap into the contracting market in Europe and Japan

There have been stable customers of the Group with respect to the contracting market in Europe and Japan. In the future, the Group will continue to explore market potential. Of which, businesses of Microsoft will still be the focus of the Group. Expansion will be targeted at services concerning ERP MBS system and mobile solutions.

At the same time, the Group became aware of the significance in the contracting market in Japan, and understood the advantageous position of China in this respect. Therefore, the Group will also tap into the contracting market in Japan.

It is expected by the Group that software outsourcing in the future will account for more than 50% of the Group's turnover.

- To continue to pursue new targets of acquisition

In future the Group will pursue new targets of acquisition in:

1. Industries with market dominance at present

   Excellent enterprises in the niche market of industries will be acquired

   As to the tobacco industry, the Group is actively seeking joint venture opportunities with entities in the local tobacco industry. Substantial progress was achieved. At the same time the Group is maintaining good working relationships with various divisional authorities of the State Tobacco Control Bureau. In areas where the Group had been performing relatively weaker, such as the franchising division and the planning division, the Group plans to gain advantage quickly through acquisition.

2. New industries with market dominance

   Enterprises with certain edge in the industry will be acquired so as to rapidly enter the industries and establish a foothold with leading edge. These industries will be finance, banking and telecommunications.

3. Contracting

   The Group will continue to acquire contracting companies of a certain scale, and to rapidly increase the Group's contracting customers and staff engaging in contracting. The Group is now working on the expansion of outsourcing in Microsoft's market. At the same time it will also devote efforts to expand the outsourcing market in Japan.

DIRECTORS' INTERESTS IN SHARES

As at 31 March, 2006, the following Directors had interests in the underlying shares of the Company set out below as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("SFO"), or as otherwise notified to the Company and the Stock Exchange pursuant to the required standard of dealings by directors of listed issuer as referred to in rule 5.46 of the GEM Listing Rules:

Long positions in shares of HK$0.05 each in the capital of the Company ("Shares")

Name of Director	No. of Shares	Approximate percentage of total issued ordinary share capital of the Company
Chen Yuhong	22,967,472	3.14%
Cui Hui	20,000,000	2.73%
Wang Hui	7,017,838	0.96%
Tang Zhen Ming	10,207,765	1.39%

Options to subscribe for Shares

Name of Director	Exercise Price (HK$)	No. of share options outstanding as at 31 March 2006	Percentage of total issued ordinary share capital of the Company	No. of underlying Shares interested in	Note
Chen Yuhong	0.58	1,200,000	0.16%	6,200,000	(1)
	0.65	5,000,000	0.68%		(2)
Cui Hui	0.65	500,000	0.07%	500,000	(2)
Duncan Chiu	0.65	1,000,000	0.14%	1,000,000	(2)
Wang Hui	0.58	1,000,000	0.14%	4,500,000	(1)
	0.65	3,500,000	0.48%		(2)
Tang Zhen Ming	0.58	320,000	0.04%	2,920,000	(1)
	0.65	2,600,000	0.36%		(2)

Notes:

(1) The above share options were offered on 13th August 2003 under the share option scheme of the Company adopted on 2nd June 2003 (the "Share Option Scheme") and were accepted on 27th August 2003. The share options are exercisable for a period of ten years from the date of offer, subject to the following conditions:

Exercisable Period		
Commencing	**Ending**	**Number of share options exercisable**
13/08/2004	12/08/2013	25% of the total number of share options granted
13/08/2005	12/08/2013	25% of the total number of share options granted
13/08/2006	12/08/2013	25% of the total number of share options granted
13/08/2007	12/08/2013	25% of the total number of share options granted

(2) The above share options were offered on 13 May, 2004 under the Share Option Scheme and were accepted on 10 June, 2004. The share options are exercisable for a period of ten years from the date of offer, subject to the following conditions:

Exercisable Period		
Commencing	Ending	Number of share options exercisable
13/05/2004	12/05/2014	25% of the total number of share options granted
13/05/2005	12/05/2014	25% of the total number of share options granted
13/05/2006	12/05/2014	25% of the total number of share options granted
13/05/2007	12/05/2014	25% of the total number of share options granted

Save as disclosed above and so far as was known to the Directors, as at 31 March, 2006 none of the Directors or chief executive of the Company had any interests or short positions in the shares, debentures or underlying shares of the Company or its associated corporations (as defined in Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the required standard of dealings by directors of listed issuers as referred to in Rules 5.46 of the GEM Listing Rules, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEME

As at 31 March, 2006, share options to subscribe for an aggregate of 62,810,000 Shares granted to certain directors and employees of the Group pursuant to the Share Option Scheme with terms on the exercise of the share options granted as set out in Notes (1) and (2) in the section headed "Directors' Interests in Shares" above were outstanding. During the three months ended 31 March, 2006, the Company offered to certain participants of the Share Option Scheme for acceptance options to subscribe for a total of 15,400,000 Shares. Among these options, options to subscribe for 1,200,000 Shares were offered to Dr. Chen Yuhong, options to subscribe for 1,000,000 Shares were offered to Mr. Wang Hui, and options to subscribe for 800,000 Shares were offered to Dr. Tang Zhen Ming, all being executive Directors.

Save as disclosed above, no option had been granted, exercised and lapsed pursuant to such Share Option Scheme for the three months ended 31 March, 2006.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, during the three months ended 31 March, 2006 none of the Directors was granted options to subscribe for shares of the Company and as at 31 March, 2006 none of the Directors had any rights to acquire shares in the Company.

REQUIRED STANDARD OF SECURITIES DEALINGS BY DIRECTORS

During the three months ended 31 March, 2006, the Company had adopted a code of conduct for directors' securities transactions on terms no less exacting than the required standard of dealings set out in Rules 5.48 to 5.67 of the GEM Listing Rules. Having made specific enquiry with all the Directors, the Directors had complied with the required standard of dealings and the code of conduct for directors' securities transactions during the three months ended 31 March, 2006.

SUBSTANTIAL SHAREHOLDERS

So far as was known to the Directors, as at 31 March, 2006, the interest of the persons (not being a Director or chief executive of the Company) in the shares of the Company which were notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept under section 336 of the SFO were as follows:

Long positions in Shares

Name	Nature of interest	Approximate number of Shares *(million)*	Approximate percentage of total issued ordinary share capital of the Company
China National Computer Software & Information Technology Service Corporation (Hong Kong) Limited ("CS&S (HK)") *(Note 1)*	Beneficial interest	199.01	27.17%
Chinasoft National Software and Service Company Limited ("CNSS") *(Note 1)*	Interest of controlled corporation	199.01	27.17%

Name	Nature of interest	Approximate number of Shares *(million)*	Approximate percentage of total issued ordinary share capital of the Company
Chinasoft International (Hong Kong) Limited ("Chinasoft (HK)") *(Note 2)*	Interest of persons acting in concert	199.01	27.17%
Far East Technology International Limited ("Far East Technology") *(Note 3)*	Beneficial interest	169.89	23.2%
International Finance Corporation ("IFC") *(Note 4)*	Beneficial interest	97.25	13.28%
Microsoft Corporation ("Microsoft") *(Note 4)*	Beneficial interest	97.25	13.28%
Authorative Industries Limited	Beneficial interest	57.49	7.85%
Prosperity International Investment Corporation ("Prosperity") *(Note 5)*	Beneficial interest	39.79	5.43%
Joseph Tian Li *(Note 5)*	Interest of controlled corporation	39.79	5.43%
ITG Venture Capital Limited ("ITG") *(Note 6)*	Beneficial interest	36.94	5.04%
Zhou Qi *(Note 6)*	Interest of controlled corporation	36.94	5.04%

Notes:

1 CNSS is taken to be interested in the Shares in which CS&S (HK) is interested. CNSS holds approximately 99.3% of the total voting rights of CS&S (HK). The number of Shares in which CS&S (HK) is interested includes 23,248,302 Shares which may be issued by the Company to CS&S (HK) pursuant to an acquisition agreement between Chinasoft (HK) and CS&S (HK) dated 28th April 2005 subject to fulfillment of a condition and the exercise of a cash option.

2. Chinasoft (HK) and CS&S (HK) are parties to agreements to acquire interests in the Company which include provisions imposing restrictions with respect to the disposal of interests acquired, and Chinasoft (HK) is taken to be interested in the Shares in which CS&S (HK) is interested pursuant to section 318 of the SFO.

3. Mr. Duncan Chiu, a non-executive Director, is nominated by Far East Technology. Mr. Duncan Chiu is a director of Far East Technology.

4. IFC and Microsoft were each interested in 97,250,000 Shares which could be issued to each of them upon the conversion of the 97,250,000 series A preferred shares of HK$0.05 each in the capital of the Company ("Series A Preferred Shares") allotted and issued to each of them on 6 January 2006. Each of IFC and Microsoft holds 50% of the total 194,500,000 Series A Preferred Shares in issue.

5. The entire issued share capital of Prosperity is beneficially owned by Mr. Joseph Tian Li. Mr. Joseph Tian Li is taken to be interested in the Shares held by Prosperity.

6. The entire issued share capital of ITG is beneficially owned by Mr. Zhou Qi. Mr. Zhou Qi is taken to be interested in the Shares held by ITG.

Save as disclosed above, as at 31 March 2006, no other interest or short position in the Shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO.

COMPETING INTERESTS

As at 31 March, 2006, Dr. Cui Hui, an executive Director, was interested in approximately 1.34% of the issued share capital of CNSS. Dr. Cui Hui also served as a director of CNSS. In addition, Madam Tang Min (a non-executive Director) and Dr. Chen Yuhong (an executive Director) had been appointed as directors of CNSS since August 2000 and April 2004 respectively. Although the Directors are of the view that the principal activities of CNSS do not directly compete with those of the Group currently, the Group and CNSS however are both engaged in the provision of information technology outsourcing.

Save as disclosed above, as at 31 March, 2006, none of the Directors or the management shareholders of the Company and their respective associates (as defined under the GEM Listing Rules) had any interest in a business which competed or might compete with the business of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 2 June, 2003 with written terms of reference in compliance with the requirements as set out in Rules 5.28 to 5.33 of the GEM Listing Rules. The primary duties of the audit committee are to review and to provide supervision over the financial reporting process and internal control system of the Group. The audit committee comprises the three independent non-executive directors, namely Mr. He Ning and Mr. Zeng Zhijie and Dr. Leung Wing Yin Patrick.

The audit committee of the Company has reviewed the first quarterly results of the Group for the three months ended 31 March, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any listed securities of the Company during the three months ended 31 March, 2006.

On behalf of the Board
Dr. Chen Yuhong
Managing Director

15 May, 2006, Beijing, PRC

競爭權益

於二零零六年三月三十一日，當時之執行董事崔輝博士擁有中國軟件已發行股本約1.34%之權益。崔輝博士亦擔任中國軟件之董事。此外，唐敏女士（非執行董事）及陳宇紅博士（執行董事）分別自二零零零年八月及二零零四年四月起獲中國軟件委任為董事。儘管董事認為中國軟件之主要業務現時並無與本集團之主要業務構成直接競爭，然而本集團及中國軟件亦經營提供資訊科技外包業務。

除上文所披露者外，於二零零六年三月三十一日，本公司各董事及各管理層股東及其各自之聯繫人士（定義見創業板上市規則）概無於任何與本集團業務構成競爭或可能構成競爭之業務擁有權益。

審核委員會

本公司已於二零零三年六月二日，根據創業板上市規則第5.28條至5.33條所載之規定，成立具有明確職權及職責範圍之審核委員會。審核委員會之主要職責為審核及監管本集團之財務申報程序及內部控制系統。審核委員會之成員包括三名獨立非執行董事何寧先生及曾之杰先生及梁永賢博士。

本公司審核委員會已審閱本集團截至二零零六年三月三十一日止三個月之第一季度業績。

購回、出售或贖回本公司之上市證券

於截至二零零六年三月三十一日止三個月期間，本公司或其附屬公司概無購回、出售或贖回本公司任何上市證券。

代表董事會
董事總經理
陳宇紅博士

二零零六年五月十五日，中國北京

附註：

1. 中國軟件被視為於其持有約99.3%總投票權之附屬公司CS&S (HK)擁有權益之股份中擁有權益。CS&S (HK)擁有權益認購之股份數目包括23,248,302股根據由Chinasoft (HK)及CS&S (HK)於二零零五年四月二十八日訂立之收購協議(須履行一項條件及行使現金選擇權)而可向其發行之股份。

2. Chinasoft (HK)及CS&S (HK)乃訂立收購本公司權益協議之訂約方，該協議包含有關限制出售所購入權益之條款，而Chinasoft (HK) 被視為擁有CS&S (HK)根據證券及期貨條例第318條所擁有之股份權益。

3. 本公司非執行董事邱達根先生乃由遠東科技提名。邱達根先生為遠東科技之董事。

4. IFC及微軟各自於97,250,000股股份擁有權益，該等股份可從轉換各自於二零零六年一月六日獲配發及發行本公司股本中97,250,000股每股面值0.05港元之系列A優先股(「系列A優先股」)時發行。IFC及微軟各自持有已發行總共194,500,000股系列A優先股之50%擁有權益。

5. Prosperity之全部已發行股本之實益擁有者為Joseph Tian Li先生。Joseph Tian Li先生被視為於Prosperity所持有之股份中擁有權益。

6. ITG之全部已發行股本之實益擁有者為周琦先生。周琦先生被視為於ITG所持有之股份中擁有權益。

除上文所披露者外，於二零零六年三月三十一日，概無其他本公司之股份或相關股份之權益或淡倉須載入根據證券及期貨條例第336條所存置之登記冊內。

名稱	權益性質	股份概約數目 (百萬)	本公司已發行普通股本總額之概約百分比
中軟國際(香港)有限公司(「Chinasoft (HK)」)*(附註2)*	一致行動人士之權益	199.01	27.17%
遠東科技國際有限公司(「遠東科技」)*(附註3)*	實益權益	169.89	23.2%
International Finance Corporation(「IFC」)*(附註4)*	實益權益	97.25	13.28%
微軟公司(「微軟」)*(附註4)*	實益權益	97.25	13.28%
Authorative Industries Limited	實益權益	57.49	7.85%
Prosperity International Investment Corporation(「Prosperity」)*(附註5)*	實益權益	39.79	5.43%
Joseph Tian Li *(附註5)*	受控制公司之權益	39.79	5.43%
ITG Venture Capital Limited(「ITG」)*(附註6)*	實益權益	36.94	5.04%
周琦 *(附註6)*	受控制公司之權益	36.94	5.04%

董事獲取股份之權利

除上文披露者外，於截至二零零六年三月三十一日止三個月期間，董事概無獲授出購股權以認購本公司股份，及於二零零六年三月三十一日概無董事擁有購入本公司股份之任何權利。

董事買賣證券之規定標準

於截至二零零六年三月三十一日止三個月，本公司採納董事進行證券交易之操守準則，有關條款不遜於創業板上市規則第5.48條至5.67條所載之買賣規定標準。經向全體董事作出具體查詢後，董事於截至二零零六年三月三十一日止三個月已遵照董事進行證券交易之買賣規定標準及操守準則。

主要股東

就董事所知，於二零零六年三月三十一日，下列人士(非本公司董事或主要行政人員)於本公司股份中擁有根據證券及期貨條例第336條須載入登記冊內而根據證券及期貨條例第XV部第2及3分部之條文而須知會本公司及聯交所之權益如下：

股份好倉

名稱	權益性質	股份概約數目 *(百萬)*	本公司已發行普通股本總額之概約百分比
中國軟件與技術服務(香港)有限公司(「CS&S (HK)」) *(附註1)*	實益權益	199.01	27.17%
中國軟件與技術服務股份有限公司(「中國軟件」) *(附註1)*	受控制公司之權益	199.01	27.17%

(2) 上述購股權於二零零四年五月十三日根據購股權計劃授出，並於二零零四年六月十日獲接納。購股權之行使期由授出日期起計，為期十年，惟須受下列條件所限：

行使期		
開始	屆滿	可行使購股權數目
13/05/2004	12/05/2014	獲授購股權總數之25%
13/05/2005	12/05/2014	獲授購股權總數之25%
13/05/2006	12/05/2014	獲授購股權總數之25%
13/05/2007	12/05/2014	獲授購股權總數之25%

於二零零六年三月三十一日，除上文所披露者外，就董事所知，概無本公司董事或主要行政人員於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之任何股份、債券或相關股份中之任何權益或淡倉（包括根據證券及期貨條例有關條文被視為或當作由彼等擁有之權益及淡倉），或須載入本公司根據證券及期貨條例第352條而存置之登記冊內或根據創業板上市規則第5.46條所指上市發行人董事進行交易之規定標準須知會本公司及聯交所之任何權益或短倉。

購股權計劃

於二零零六年三月三十一日，本公司根據購股權計劃向本集團若干董事及僱員授出，可按列於上文「董事於股份之權益」一節附註(1)及(2)內之條款認購本公司股本中合共62,810,000股之購股權尚未行使。截至二零零六年三月三十一日止三個月內，本公司向購股權計劃若干參與者授予可認購總共15,400,000股股份之購股權以供接納。於該購股權當中，可認購1,200,000股股份之購股權授予陳宇紅博士，可認購1,000,000股股份之購股權授予王暉先生，及可認購800,000股股份之購股權授予唐振明博士，以上三位全為執行董事。

除上文所披露者外，於截至二零零六年三月三十一日止三個月，概無購股權根據該購股權計劃獲授予、行使或失效。

認購股份之購股權

董事姓名	行使價 (港元)	於二零零六年三月三十一日尚未行使之購股權數目	佔本公司已發行普通股本總數百分比	擁有權益之相關股份數目	附註
陳宇紅	0.58	1,200,000	0.16%	6,200,000	(1)
	0.65	5,000,000	0.68%		(2)
崔輝	0.65	500,000	0.07%	500,000	(2)
邱達根	0.65	1,000,000	0.14%	1,000,000	(2)
王暉	0.58	1,000,000	0.14%	4,500,000	(1)
	0.65	3,500,000	0.48%		(2)
唐振明	0.58	320,000	0.04%	2,920,000	(1)
	0.65	2,600,000	0.36%		(2)

附註：

(1) 上述購股權於二零零三年八月十三日根據本公司於二零零三年六月二日所採納之購股權計劃(「購股權計劃」)授出，並於二零零三年八月二十七日獲接納。購股權之行使期由授出日期起計，為期十年，惟須受下列條件所限：

行使期 開始	屆滿	可行使購股權數目
13/08/2004	12/08/2013	獲授購股權總數之25%
13/08/2005	12/08/2013	獲授購股權總數之25%
13/08/2006	12/08/2013	獲授購股權總數之25%
13/08/2007	12/08/2013	獲授購股權總數之25%

董事於股份之權益

於二零零六年三月三十一日，以下董事於本公司之相關股份中擁有根據證券及期貨條例(香港法例第571章)(「證券及期貨條例」)第352條而須載入登記冊內或根據創業板上市規則第5.46條所述上市發行人董事進行交易之標準規定而須知會本公司及聯交所之權益如下：

本公司股本中每股面值0.05港元股份(「股份」)之好倉

董事姓名	股份數目	佔本公司已發行普通股本總數概約百分比
陳宇紅	22,967,472	3.14%
崔輝	20,000,000	2.73%
王暉	7,017,838	0.96%
唐振明	10,207,765	1.39%

集團預計未來軟件外包業務將會佔集團營業額50%以上。

- 繼續尋找新的收購對象

集團未來將分為：

1、 於現有冠軍行業

收購於已有冠軍行業細分市場中的優質企業。

於煙草行業集團正積極與地方煙草行業尋求合資機會，並已有實質進展。同時集團已與國家煙草專賣局的多個業務部門保持良好合作關係。並且尋求和為專賣司、煙草電子商務系統提供服務的服務商之間的合作。集團計劃通過收購的方式快速取得優勢。

2、 於新的冠軍行業

收購於該行業擁有一定的行業優勢的企業，快速進入並樹立行業領先優勢，該等行業集團將著眼於金融、銀行、電信等。

3、 於外包領域

繼續收購具有一定規模的外包公司，快速提升集團外包客戶和從事外包員工人數。目前集團將努力擴大於微軟市場的外包，同時亦將兼顧對日外包市場。

1.8億個條形碼，為進一步提高數據的準確性和實時性，國家煙草專賣局計劃將該數據採集建立在「條」(1條=200支煙)基礎上其產生的條形碼數量膨脹至約90億個。集團預計此項目的規模將可和一、二期工程的總體規模相比。 對於地方煙草行業市場，集團將通過不斷與煙草行業企業成立合資公司的策略實現。

於審計行業集團將繼續為推廣「金審工程」一期工程，同時開拓企業內審和聯網審計系統。並且集團將積極參與「金審工程」二期工程，金審工程二期建設目標是：全面推廣和完善擴展金審工程一期項目建設的審計業務和管理系統，初步實現聯網審計系統，初步實現各級審計機關信息資源共享。初步形成具有中國特色的現代審計方式，為逐步建成中國國家審計信息系統奠定基礎。二期總體投資預計約為人民幣4億元。首先集團將於全國推廣聯網審計方案。

- 不斷尋求新的冠軍行業

集團深刻認識到，在穩定現有冠軍行業的領先優勢的同時，要不斷尋求新的冠軍行業才能實現高速的增長。目前集團已經進軍「金質工程」、「金農工程」，這二個行業的可行性研究報告都由集團編寫，未來集團有信心未來於這此二個行業中取得優勢。

- 大力發展軟件外包業務，開拓歐美及日本外包市場

集團於歐美外包市場已擁有穩定客戶，未來集團將繼續挖掘市場的潛力，其中微軟業務仍是集團的重點，主要會針對ERP MBS系統和移動解決方案方面服務的拓展。

同時，集團已經認識到日本外包市場的重要性，並且也意識到中國於此方面的優勢，所以集團也將進軍日本外包市場。

「金農」工程一期建設的主要內容是：構建三類應用系統，開發兩類信息資源，強化一個服務網絡。即：建設農業監測預警系統、農產品和生產資料市場監管信息系統、農村市場與科技信息服務系統；開發整合國內、國際農業信息資源；建設延伸到縣鄉的全國農村信息服務網絡。

集團有信心在未來的「金農工程」中取得領先優勢，並將「金農」行業發展為集團新的冠軍行業。

4、 資訊科技外包業務高速增長

集團大力發展外包業務，從事外包業務人數較去年同期增加8%，同時於報告期內中標率大大提高，又贏得4個標案，同時並未有既往客戶的流失。而報告期內資訊科技外包業務佔營業額比例大幅上升，為37.9%，較去年同期上升21.4個百分點。集團認識到外包業務持續性好，盈利穩定，未來將不斷開拓此類業務。

展望

- 繼續鞏固於冠軍行業的領先優勢

於集團處於領先地位的煙草行業和審計行業，集團將繼續擴大市場份額。

於煙草行業，集團不斷與國家煙草專賣局討論「煙草行業經營決策管理系統」三期工程，即「國家局決策管理系統打碼到條及訂單採集項目」的實施方案。集團原為國家煙草專賣局的開發的「煙草行業經驗決策管理系統」一、二期工程的數據採集主要是建立在「件箱」(1件箱=1萬支煙)基礎上，通過該系統煙草行業每年會產生約

2) 審計行業：

(1) 「金審工程」一期拓展到海南三亞、廣東深圳、河南安陽、遼寧大連

集團於報告期內又於海南省三亞市、廣東省深圳市、河南省安陽市、遼寧省大連市簽訂推廣協議，為其部署集團開發的審計現場實施系統和審計現場管理系統。

3、 於新開拓行業：

1) 簽訂「金農工程」(一期)可行性研究報告合同，開拓金農行業軟件市場

「金農工程」也是國家12個「金」字號工程之一，集團一直以來都致力於國家「金」字號工程的建設，已於「金審工程」取得領先優勢，並已進入「金質工程」、「金保工程」的核心。

「金農工程」的總體目標是，按照建設社會主義新農村的要求，加強農業電子政務建設，建立並完善農業和農村經濟監測管理服務信息系統，增強農業部門的經濟調節和市場監管能力；加強農村信息服務體系建設，建立適用於我國農村的大型公共信息服務系統，鞏固擴大各級政府農業和農村信息化的工作成果；加強農業部門內部信息整合，推進跨部門農業信息共享和業務協同，提高農業信息資源開發利用水平，消除「信息孤島」現象；進一步提高農村網絡覆蓋率，建設一支素質較高的信息研發、管理、服務隊伍，推進普遍服務，逐步縮小城鄉「數字鴻溝」。通過五年建設，基本實現農業決策、監管和服務的信息化，建立起基本適應農村經濟發展要求的農業信息體系。

(2) 承接廣東中煙工業公司捲煙生產經營決策管理系統模式改造項目：

「煙草行業經營決策管理系統」的成功實施，使地方煙草行業受到深刻影響，地方煙草行業開始加快利用信息化手段管理企業的步伐。

廣東中煙工業公司率先決定委托集團為其開發，使其能夠更為有效的管理其總廠、分廠和生產點的生產，該系統將包括：

- 統一件煙條碼標簽產地
- 對各分廠(生產點)品牌規格定制情況監控
- 將生產計劃分解到各生產點車間
- 和分廠打碼機取碼功能
- 保留未回碼記錄的歷史記錄
- 在總廠輸入各分廠月度捲煙規格生產計劃
- 各分廠月度捲煙規格生產計劃輸入
- 在總廠提供對分廠(生產點)計劃實施記錄監控查詢
- 成品庫入庫，移庫
- 增加統計查詢分析

比例為37.9%，較去年同期上升21.4個百分點，所以報告期內毛利率和純利率大幅上升，並且仍保持毛利和純利的高速增長。集團相信未來隨著公司自身業務發展和收購兼併的進行，營業額仍會保持快速增長，並且此次轉型也將為投資者帶來更為良好的投資回報。

2、 於冠軍行業：

1) 於煙草行業：

(1) 承攬煙草行業市場監測系統(一期)項目

由於集團為煙草行業成功建立「煙草行業經營決策管理系統」，國家煙草專賣局不斷挖掘該系統的潛力，報告期內又委托集團為其開發「煙草行業市場監測系統(一期)項目」，以拓展、完善「煙草行業經營決策管理系統」的功能。「煙草行業市場監測系統項目」將建立與煙葉價格相關的生產成本、費用數據采集與分析系統，並以此為基礎進行煙葉價格決策模型開發，建立煙葉價格政策科學評價體系；在行業捲煙生產經營決策管理系統基礎上建立涉案煙和滯銷煙價格管理系統(包含數據採集，綜合查詢，統計分析)；實現現有捲煙價格信息管理系統與行業捲煙生產經營決策管理系統的整合。

業務回顧

- 公司錄得毛利及純利較去年同期均大幅增長

- 於冠軍行業

  1、 於煙草行業：

    1) 承攬煙草行業市場監測系統(一期)項目；

    2) 承接廣東中煙工業公司捲煙生產經營決策管理系統模式改造應用軟件開發項目

  2、 於審計行業：

    1) 「金審工程」一期拓展到海南三亞、廣東深圳、河南安陽、遼寧大連

- 於新開拓行業

  1、 簽訂「金農工程」(一期)可行性研究報告合同，開拓金農行業軟件市場

- 資訊科技外包業務高速增長

1、 公司錄得毛利及純利較去年同期均大幅增長

報告期內集團毛利較去年同期上升28.09%，而毛利率則抬高19.7個百分點。純利較去年同期上升30.5%，純利率抬高7.6個百分點。如此優良業績的取得主要得益於集團今年業務的轉型，集團決定不再從事硬件集成，而將精力完全放於集團最為擅長的IT服務和外包行業中，成為純軟件和服務公司。雖然集團營業額略有下降，但由於IT服務和外包行業為高利潤行業，而報告期內資訊科技外包所佔營業額

管理層業務檢討及分析

財務回顧

截至二零零六年三月三十一日止三個月，本公司錄得未經審核營業額約為人民幣63,068,000元(二零零五年：人民幣89,075,000元)，較去年同期下降約29.2%。營業額之下降為本集團業務轉型，並專注於軟件開發、資訊科技外判及BPO並減少硬件業務所致。

截至二零零六年三月三十一日止三個月，本公司錄得股東應佔未經審核溢利淨額約人民幣10,392,000元(二零零五年：人民幣8,045,000元)，較去年同期增加29.17%。毛利率約為44.1%(二零零五年：24.4%)。每股基本盈利約為人民幣0.014元(二零零五年：人民幣0.012元)，每股攤薄盈利約為人民幣0.013元(二零零五年：人民幣0.011元)。

截至二零零六年三月三十一日止三個月，本集團之毛利率及純利率分別約為44.1%及16.6%(二零零五年年度：分別約24.4%及9%)，即較二零零五年同期分別增加約19.7%及7.6%。毛利率及純利率錄得如此明顯上升，為本集團業務轉型，專注於軟件開發及一系列資訊科技服務供應商所致。

由於軟件開發的銷售費用比例較高並加上高毛利率，分銷成本佔營業額的比例為6.96%，相對於去年同期之3.74%上升3.22%；行政開支佔營業額的比例為18.73%，相對於去年同期之10.51%上升8.22%。隨著本集團經營規模的增加，技術支援員工及攤銷及折舊上升導致行政開支上升實屬合理。

根據廣州市科學技術局於二零零四年三月三十一日發出之批文，本公司一間附屬公司中軟國際(廣州)信息技術有限公司(「中軟廣州」)獲指定為高新技術企業，其所得稅稅率由33%減至15%。此外，根據廣州市國家稅務局於二零零四年六月二日發出之另一項批文，中軟廣州自二零零三年起，於首個獲利年度獲兩年豁免繳納所得稅，其後三年則獲減免50%稅項。

根據北京市科學技術委員會(「北京市科委」)於二零零四年六月二十五日發出之批文，本公司之附屬公司北京中軟資源信息科技服務有限公司(「中軟資源北京」)已被指定為一間先進科技企業，而其所得稅率乃由33%減至15%。此外，中軟資源北京有權由二零零四年開始，從首個獲利年度起三年獲豁免繳交所得稅，其後三年則免繳50%所得稅。

根據深圳南山區State Bureau於二零零五年三月一日發出之批文，本公司之附屬公司深圳市中軟資源技術服務有限公司(「中軟資源深圳」)已被指定為一間新成立之軟件企業。因此，中軟資源深圳有權由二零零四年開始，從首個獲利年度起兩年獲豁免繳交所得稅，其後三年則免繳50%所得稅。

由於本集團於有關期間並無於香港產生應課稅溢利，故於有關期間並無就香港利得稅作出撥備。

於有關期間及各結算日，本集團並無重大未撥備遞延稅項。

4. 每股盈利

截至二零零六年三月三十一日止三個月的每股基本盈利的計算是按截至二零零六年三月三十一日止三個月之本公司股東(「股東」)應佔溢利淨額約人民幣10,392,000元(二零零五年：人民幣8,045,000元)除以截至二零零六年三月三十一日止三個月當期已發行普通股份加權平均數目732,372,453股(二零零五年：697,500,000股)來計算的。

截至二零零六年三月三十一日止三個月的每股攤薄盈利的計算是按截至二零零六年三月三十一日止三個月之溢利淨額人民幣10,392,000元(二零零五年：人民幣8,045,000元)除以截至二零零六年三月三十一日止三個月為計算每股攤薄盈利的加權平均股份數目795,182,453股(二零零五年：761,240,000股)來計算的。

5. 股息

董事會不建議就截至二零零六年三月三十一日止三個月派發中期股息(二零零五年：無)。

附註：

1. 呈報基準

本集團之財務報表已按照香港會計師公會所頒佈之香港財務申報準則(包括會計實務準則及其詮釋)、香港公認之會計準則、公司條例(香港法例第32章)之披露規定、創業板證券上市規則(「創業板上市規則」),並按歷史成本慣例而編製。

2. 營業額

除相當於年內已完成工程價值(包括尚未開發票之金額)之提供解決方案服務及資訊科技外包服務之營業額外,營業額乃指經扣除增值税及其他銷售税與退貨後列賬,相當於給予客戶之發票金額。

	截至三月三十一日止三個月			
	二零零六年 *人民幣千元*		二零零五年 *人民幣千元*	
解決方案	**34,348**	**54.46%**	73,760	82.81%
資訊科技外包	**23,905**	**37.90%**	14,298	16.05%
資訊科技諮詢及培訓服務	**2,590**	**4.11%**	521	0.58%
可獨立銷售軟件產品	**2,225**	**3.53%**	496	0.56%
	63,068	**100%**	89,075	100%

3. 税項

根據由北京市海淀區國家税務局於二零零零年十一月二十一日頒佈之批文,北京中軟國際信息技術有限公司(「北京中軟國際」),本集團一間全資營業的附屬公司,已獲指定為高新技術企業,並由二零零零年起於首個獲利年度起計三年獲豁免繳納所得税及其後三年獲寬減50%。因此,截至二零零五年十二月三十一日止三個年度,北京中軟國際須按税率7.5%繳納所得税,而其後則以税率15%按其應課税溢利繳税。

未經審核權益變動綜合報表

	母公司之權益持有人應佔														
	普通股股本	普通股股份溢價	可予發行股份	可購回可換股優先股股本	優先股股份溢價	換算儲備	購股權儲備	一般儲備金	法定企業擴充基金	法定盈餘儲備金	法定社會福利基金	累積溢利	總計	少數股東權益	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零五年一月一日	36,968	85,185	-	-	-	90	3,492	1,250	589	-	-	71,932	199,506	-	199,506
本期溢利淨額	-	-	-	-	-	-	-	-	-	-	-	8,045	8,045	-	8,045
於二零零五年三月三十一日	36,968	85,185	-	-	-	90	3,492	1,250	589	-	-	79,977	207,551	-	207,551
於二零零六年一月一日	38,816	120,672	24,420	-	-	(2,047)	7,098	1,573	728	63	32	103,643	295,003	14,032	309,035
確認股本結算並以股份支付之款項	-	-	-	-	-	-	434	-	-	-	-	-	434	-	434
發行可購回可換股優先股	-	-	-	10,114	151,710	-	-	-	-	-	-	-	161,824	-	161,824
本期溢利淨額	-	-	-	-	-	-	-	-	-	-	-	10,392	10,392	107	10,499
於二零零六年三月三十一日	38,816	120,672	24,420	10,114	151,710	(2,047)	7,532	1,573	728	63	32	114,040	467,653	14,139	481,792

綜合收益表(未經審核)

	附註	截至三月三十一日止三個月 二零零六年 人民幣千元	二零零五年 人民幣千元
營業額	2	**63,068**	89,075
銷售成本		**(35,276)**	(67,378)
毛利		**27,792**	21,697
其他營運收入		**1,478**	–
分銷成本		**(4,392)**	(3,332)
行政開支		**(11,810)**	(9,365)
攤銷開發成本及技術知識		**(927)**	(638)
經營溢利		**12,141**	8,362
財務費用		**(1)**	117
分佔聯營公司業績		**314**	365
除税前溢利		**12,454**	8,844
税項	3	**(1,955)**	(799)
本期間溢利		**10,499**	8,045
應佔：			
母公司之權益持有人		**10,392**	8,045
少數股東權益		**107**	–
		10,499	8,045
股息	5	**–**	–
每股盈利			
—基本	4	**0.014**	0.012
—攤薄	4	**0.013**	0.011

概要

- 截至二零零六年三月三十一日止三個月創造毛利及溢利淨額分別約人民幣27,792,000元及人民幣10,499,000元(二零零五年：人民幣21,697,000元及人民幣8,045,000元)，即較二零零五年同期分別增加約28.09%及30.50%。

- 截至二零零六年三月三十一日止三個月實現毛利率及純利率分別約44.1%及16.6%(二零零五年：分別約24.4%及9.0%)，即較二零零五年同期分別增加約19.7%及7.6%。毛利率之增長顯示本集團成功將其業務由較低毛利率業務(硬件業務)轉型至較高毛利率業務(軟件開發、資訊科技外判及BPO)。

- 截至二零零六年三月三十一日止三個月實現營業額約人民幣63,068,000元(二零零五年：人民幣89,075,000元)，即較二零零五年同期減少約29.2%，與本集團業務轉型，專注於軟件開發、資訊科技外判及BPO並減少硬件業務一致。

- 截至二零零六年三月三十一日止三個月，本公司之每股基本盈利及每股攤薄盈利分別約為人民幣0.014元(二零零五年：人民幣0.012元)及人民幣0.013元(二零零五年：人民幣0.011元)。

- 董事不建議就截至二零零六年三月三十一日止三個月派發中期股息。

第一季度業績

本公司的董事會(「董事會」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零六年三月三十一日止三個月之未經審核綜合業績，連同本公司二零零五年同期未經審核業績之比較數字如下：

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)之特色

創業板乃為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可能因其新興性質及該等公司經營業務之行業或所在國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他資深投資者。

鑒於在創業板上市之公司屬於新興性質，在創業板買賣之證券可能會較於聯交所主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發布資料之主要方法為透過聯交所操作之互聯網網頁上刊登。上市公司毋須在憲報指定之報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網頁，以取得創業板上市發行人之最新資料。

聯交所對本報告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不就因本報告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中軟國際有限公司(「本公司」)各董事願就本報告共同及個別對此承擔全部責任，本報告乃根據香港聯合交易所有限公司創業板上市規則而提供有關本公司之資料。本公司董事經作出一切合理查詢後確認，就彼等深知及確信：(1) 本報告所載資料在各重大方面均屬準確及完整，且無誤導成份；(2) 本報告並無遺漏其他事實，致使其任何聲明產生誤導；及(3) 本報告所表達之一切意見乃經過審慎周詳考慮後始行作出，並以公平及合理之基準及假設為依據。

CHINASOFT INTERNATIONAL LIMITED

中軟國際有限公司*

（於開曼群島註冊成立之有限公司）



2006 第一季度報告

*僅供識別

CS&S

中软国际

CHINASOFT INTERNATIONAL LIMITED

中 軟 國 際 有 限 公 司*

(Incorporated in the Cayman Islands with limited liability)



2005 Annual Report

(Stock Code: 8216)

* for identification purpose only

Contents

REGISTERED OFFICE

Century Yard, Cricket Square, Hutchins Drive
P. O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands
British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

3rd Floor, No.3 Building, Chinasoft Building
No. 55 Xue Yuan Nan Road
Haidian District, Beijing
PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Units 4607-8, 46th Floor,
COSCO Tower
No.183 Queen's Road Central
Hong Kong

WEBSITE

www.icss.com.cn

COMPANY SECRETARY

Mr. Fok Ming Fuk, William, *MBA, FCCA, CPA CHARTERED ACCOUNTANT, FTIHK, MHKSI*

COMPLIANCE OFFICER

Dr. Chen Yuhong

QUALIFIED ACCOUNTANT

Mr. Fok Ming Fuk, William, *MBA, FCCA, CPA CHARTERED ACCOUNTANT, FTIHK, MHKSI*

AUDIT COMMITTEE

Mr. He Ning
Mr. Zeng Zhijie
Dr. Leung Wing Yin, Patrick

AUTHORISED REPRESENTATIVES

Dr. Chen Yuhong
Mr. Fok Ming Fuk, William, *MBA, FCCA, CPA CHARTERED ACCOUNTANT, FTIHK, MHKSI*

INTERNATIONAL AUDITORS

Deloitte Touche Tohmatsu

SPONSOR

Oriental Patron Asia Limited

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Bank of Butterfield International (Cayman) Ltd.
Butterfield House, 68 Fort Street
P. O. Box 705
George Town
Cayman Islands

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

PRINCIPAL BANKERS

Bank of China
Haidian sub-branch
No. 58 Beisihuan West Road
Haidian District

The Bank of East Asia Limited
22nd Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road
Hong Kong

STOCK CODE

8216

Five Years Financial Summary

RESULTS

	For the year ended 31 December				
	2001	2002	2003	2004	**2005**
	RMB'000	RMB'000	RMB'000 (restated)	RMB'000 (restated)	**RMB'000**
Turnover	53,264	114,485	166,055	293,896	**382,275**
Profit before taxation	20,474	22,857	30,798	39,052	**48,714**
Taxation	–	–	(2,735)	(3,841)	**(5,718)**
Profit for the year	10,474	22,857	28,063	35,211	**42,996**
Attributable to:					
Equity holders of the parent	8,899	19,409	23,953	32,205	**39,656**
Minority interests	1,575	3,448	4,110	3,006	**3,340**
	10,474	22,857	28,063	35,211	**42,996**
Dividend	–	5,406	–	6,784	**7,394**

ASSETS AND LIABILITIES

	At 31 December				
	2001	2002	2003	2004	**2005**
	RMB'000	RMB'000	RMB'000	RMB'000	**RMB'000**
Total assets	73,232	96,898	183,117	331,325	**438,765**
Total liabilities	(12,210)	(19,386)	(42,824)	(131,930)	**(129,730)**
Minority interests	(9,085)	(11,572)	(14,182)	–	**(14,032)**
	51,937	65,940	126,111	199,395	**295,003**

Notes:

1. The results for each of the two years ended 31 December 2001 and 31 December 2002 were extracted from the prospectus of the Company dated 10 June 2003.

2. Assets and liabilities of the Group as at 31 December 2001 and 2002 were extracted from the prospectus of the Company dated 10 June 2003.

3. Prior periods have been adjusted to reflect the changes in accounting policies as described in note 3 to the financial statements.

JANUARY

- Entered into contract of the second phase of 'The Tobacco Production and Operation Decision Management System of the State Tobacco Control Bureau'
- The feasibility study report for the first phase of the 'e-Quality Project' was approved by experts

MARCH

- The Group entered into various development contracts for the 'e-Audit Project' with the State Audit Office

APRIL

- Entered into agreement to acquire 51% of the equity interest in Chinasoft Resources Information Technology Services Limited
- Entered into a promotion contract with Zhejiang Audit Office

MAY

- Completed the second phase of deployment of 'The Tobacco Production and Operation Decision Management System'
- Won the bidding for the first phase project of the Anhui Tobacco Business Information Management System
- Won the bidding for a project of Yunnan Tobacco Resources and Ancillary Items Company
- Established Chinasoft International (Kunming) Information Technology Limited ("Chinasoft Kunming")

JUNE

- Won the bidding for the software project of the Guangdong Tobacco Business Operation Digital Management and Control System Project
- Entered into a promotion contract with the Audit Office of Shaanxi province
- Entered into a promotion contract with the Audit Office of Jiangsu
- Entered into a promotion contract with the Audit Bureau of New Pudong District, Shanghai

Milestones 2005

JUNE	• Entered into a promotion contract with the Audit Bureau of Songjiang District, Shanghai • Entered into a promotion contract with the Audit Office of Zhongshan, Guangdong • Secured the Audit Management and Information System of China National Petroleum Corporation • Won the tender for numerous software and hardware projects for the 'e-Quality Project'
JULY	• Completed the promotion of the 'Tobacco Production and Operation Decision Making Management System' and basically passed the acceptance inspection • Provided training in 'e-Audit' to several audit offices • Won the bidding for phase one of the data center system project of Guizhou Huangguoshu (Tobacco) Group Co., Ltd. (貴州黃果樹烟草集團公司) • Won the bidding for the marketing information system database of Yuxi Hongta (玉溪紅塔)
AUGUST	• Engaged by the State Audit Office to draft a feasibility report for the second phase of 'e-Audit'
SEPTEMBER	• Successfully secured financing of US$35 million from Microsoft and IFC • Entered into a promotion contract with the Audit Bureau of Shijiazhuang, Hebei • Entered into a promotion contract with the Audit Bureau of Jinshan District, Shanghai • Successfully acquired 20% of the equity interest in China National Tobacco Material E-Commerce Co., Ltd. (北京中烟物資電子商務有限公司) • Successfully formed Wuhan Chinasoft International Information Technology Limited (武漢中軟國際信息技術有限公司)

SEPTEMBER

- Named as a top ten e-Government IT manufacturer
- Rated the number one brand name of the e-Government application platforms in China by CCID Consulting for the third time

OCTOBER

- Entered into a promotion contract with the Audit Bureau of Qingdao, Shandong Province
- Entered into a promotion contract with the Audit Bureau of Xiamen, Fujian Province
- Secured the network-based audit project for Capital Airport
- Prepared the preliminary design for the "e-Quality Project" of the State General Administration of Quality Supervision, Inspection and Quarantine

NOVEMBER

- Continued the data integration of the cooperative operation project of General Tobacco Group Co., Ltd. as well as the decisional support of the system construction project
- Won the bidding for the project of the website portal of Guizhou Huangguoshu Tobacco Group Company (貴州黃果樹煙草集團公司)
- Entered into a promotion contract with the Audit Bureau of Dongguan
- Undertook the social medical care, work injury and birth information management system of Xin Xiang City
- Entered into agreement to acquire the remaining 49% of the equity interest in Chinasoft Resources Information Technology Services Limited

DECEMBER

- Entered into a promotion contract with the Audit Bureau of Shanxi Province
- Entered into a promotion contract with the Audit Bureau of Shijiazhuang, Hebei Province
- Entered into a promotion contract with the Audit Bureau of Tianjin
- Entered into a promotion contract with the Audit Bureaux of Bengbu, Huainan of Anhui Province

DECEMBER

- Entered into a promotion contract with the Audit Bureau of Suzhou, Jiangsu Province
- Entered into a promotion contract with the Audit Bureau of Baoshan District, Shanghai
- Entered into a promotion contract with the Audit Bureau of Luwan District, Shanghai
- Entered into a promotion contract with the Audit Bureau of Jiaxing, Zhejiang Province
- Entered into a promotion contract with the Audit Bureau of Jinshan District, Shanghai
- Entered into a promotion contract with the Audit Office of Hubei Province
- Entered into a promotion contract with the Audit Bureau of Zhuhai, Guangdong Province
- Entered into a promotion contract with the Audit Bureau of Shunde District, Guangdong Province
- Entered into a promotion contract with the Audit Bureau of Xinhui, Guangdong Province
- Entered into a promotion contract with the Audit Office of Guangxi Province
- Entered into a promotion contract with the Audit Office of Yunnan Province
- Entered into a promotion contract with the Audit Bureau of Hainan Province
- Secured the Automated Office System of the Tibet Municipality Tobacco Control Bureau (Company)
- The No. 1 data back-transmission project of Zhejiang Zhongyan Industrial Company (浙江中煙工業公司)
- Won the bidding for the Labour and Social Protection Information System Application Development service contract of Shantou City
- Awarded by Deloitte as one of the "500 Fastest Growing Hi-tech Enterprises in the Asia Pacific" for the second time

I am pleased to report that, given the keen competition in the software industry in the PRC, the Group has utilised its core technology competitive edge, and committed itself in industries which it has a leading position. The Group increased its market share in those industries, whilst at the same time explored new industries to act as new bases for the Group's continuing development. I would like to take this opportunity to share with the Shareholders the Group's certain financial and business highlights in 2005:

OPERATING RESULTS

For the year ended 31 December 2005, the Company recorded a turnover and net profit of approximately RMB382,275,000 and RMB39,656,000 (2004: approximately RMB293,896,000 and RMB32,205,000) respectively, an increase of 30% and 23% respectively over that of last year. Earnings per share was approximately RMB0.0556 (2004: RMB0.0487).

The Directors recommend the payment of a final dividend of HKD0.025 per share for the year ended 31 December 2005.

BUSINESS REVIEW

The Group captured the growing business opportunities in the e-Government market and attained the following achievements during the reporting period via its competitive advantage in technology:

The satisfactory result is attributable to the business expansion strategy of "Champion Industry" formulated at the beginning of the year. Our business strategy as at the beginning of the review period were to take a dominant role in the e-Government and information development projects of State-owned major enterprises in the PRC, and we have made breakthrough achievements to date.

The result of the implementation of the so-called "3+1", that is the strategy of "Be Champion in 3 Industries" and "1 data center solution for all industries": tobacco, auditing and the developing quality control and inspection, and the business development of data center solutions, the results of which are encouraging:

(1) Completed all the contract-signing of the second phase project for the "Tobacco Production and Operational Decision Management System for the State Tobacco Control Bureau"; (2) The deployment of phase two of the "Tobacco Production and Operation Decision System of the Tobacco Industry" was completed and passed the acceptance inspection; (3) The Group won the tender of Hunan Province Tobacco Control Bureau; (4) Undertook the comprehensive analysis of the statistics and commercial operation systems of Yuxi Hongta Tobacco (Group) Limited; (5) Won the bidding for the marketing information system database of Yuxi Hongta (玉溪紅塔); (6) Successfully won the tender of the Central Data Bank System of Yunnan Zhongyan Company Limited (雲南中煙工業公司) by the Group; (7) The Group successfully bidded a project of Yunnan Tobacco Resources and Ancillary Items Company (雲南煙草物資配套公司); (8) The Group successfully bidded the phase one project of Anhui Tobacco Business Information Management System; (9) The Group successfully won the tender for the software project of the Guangdong Tobacco Business Operation Digital Management and Control System Project; (10) Won the bidding for phase one of the data center system project of Guizhou Huangguoshu (Tobacco) Group Co. Ltd. (貴州黃果樹煙草集團公司); (11) Undertook the data integration and decision support system construction project of the cooperation project sub-contracted by Jiangjun Tobacco Group Co. Ltd. (將軍煙草集團有限公司); (12) Undertook the project sub-contracted by Automated Office System of Tibet Municipality Tobacco Control Bureau (Company); (13) Successfully bidded the No. 1 data back-transmission project of Zhejiang Zhongyan Industrial Company (浙江中煙工

業公司); (14) Entered into several contracts with the State Audit Office; new progress for the "e-Audit" Project; (15) The Group started the promotion of "e-Audit Project"; (16) Provided training in "e-Audit" to various audit departments; (17) Engaged by the State Audit Office to draft a feasibility report for the second phase of "e-Audit"; (18) The Group contracted the Audit Management and Information System Project of the China National Petroleum Corporation; (19) Contracted in the network-based audit project for Capital Airport; (20) Feasibility study report of the First Phase of "e-Quality" Project passed the expert debate; (21) Successfully bidded the Unified Application Software Development and Implementation Project of Hubei Province Labour Protection System; (22) Undertook the social medical care, work injury and birth information management system of Xin Xiang City; (23) Successfully bidded the Labour and Social Protection Information System Application Development service contract of Shantou City;

Having successfully obtained finance and carried out the merger and acquisition activities, the Company is transforming to be a solely software and services provider. While striving to become an international company, the Company also focuses on exploiting the international market:

(1) Successfully raised funds of US$35 million from Microsoft and IFC; (2) Successfully acquired 100% of the equity interest of Chinasoft Resources Information Technology Services Limited (北京中軟資源信息科技服務有限公司); (3) Successfully acquired 20% of the equity interest in China National Tobacco Material E-Commerce Co. Ltd. (北京中煙物資電子商務有限公司); (4) Established Chinasoft International (Kunming) Information Technology Limited (中軟國際(昆明)信息技術有限公司); (5) Successfully formed Wuhan Chinasoft International Information Technology Company Limited (武漢中軟國際信息技術有限公司); (6) Became a top ten e-Government IT manufacturer; (7) Rated the number one brand name in e-Government application platforms in China by CCID Consulting for the third time; (8) Named again by Deloitte as one of the "500 Fastest Growing Hi-tech Enterprise in the Asia Pacific".

BUSINESS PROSPECTS

The software and servicing industries in PRC achieved greater progress in 2005. While the domestic demand increase continually, there is a rapid boost in the international outsourcing business. Looking forward, the Company as a PRC-based supplier providing global services shall be positioned at the following 3 objectives:

1. The leader of the industry in PRC
2. The leading outsourcing enterprise
3. The top workflow (quality) control company

APPRECIATION

On behalf of the Group, I take this opportunity to extend my sincere gratitude to all partners, clients and suppliers of the Group as well as all members of the staff for their support and contribution during the past year and to express my desire to continue to strive for progress together with them in the future.

Dr. Chen Yuhong
Managing Director

Beijing, The PRC
30 March 2006

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

The following is a comparison of the business objectives as stated in the prospectus of the Company dated 10 June 2003 (the "Prospectus") and the actual business progress up to 31 December 2005:

Major area	Major business objective stated in the Prospectus	Actual business progress
Strengthen the Group's Solutions	• To establish new business partners/strategic alliances with technology companies for joint development of Solutions.	• Sustained cooperation relations with current partners, and trying to seek for new partners.
Development of new standalone software products and enhancement of existing standalone software products	• Continue to enhance the features on existing middleware and application software.	• Completed.
Development of the business of IT consulting and training and IT outsourcing	• Continue to monitor existing customers' system and provide consulting and training services to them.	• Completed. • Purchase 100% shareholding of Chinasoft Resources so as to strengthen the Group's capacity.
Sales and marketing	• Send staff to relevant exhibitions and conferences to promote the Group's e-government solutions.	• The Group continuously participated in various contests in order to enhance its reputation.

USE OF PROCEEDS FROM THE LISTING

The net proceeds raised from the listing of the Company on GEM on 20 June 2003 was approximately HK$34,013,000.

As at 31 December 2005, the Company had incurred the following sums to achieve its business objectives as set out in the Prospectus:

Major area stated in the Prospectus	Intended use of proceeds stated in the Prospectus up to 31 December 2005 HK$' million	Actual amount used up to 31 December 2005 HK$' million	Unused balance HK$' million
1. Development of new and enhancement of the Group's existing solutions	11.00	11.00	—
2. Development of new standalone software products and enhancement of the Group's existing solutions	11.00	11.00	—
3. Development of business of IT consulting and training	2.50	3.50	—
4. Development of business of IT outsourcing	3.00	3.00	—
5. Sales and Marketing	5.50	5.50	—
	33.00	34.00	—

FINANCIAL REVIEW

For the fiscal year ended 31 December 2005, the Company reported a total turnover of approximately RMB382,275,000 and net profit attributable to shareholders of approximately RMB39,656,000 as compared to a turnover of approximately RMB293,896,000 and net profit of approximately RMB32,205,000 (restated under the new HKFRS) in 2004, representing an increase of about 30% and 23% respectively. Earnings per share is approximately RMB0.0556 and net assets per share of the Company is approximately RMB0.42.

ANALYSIS OF TURNOVER

The turnover of the Group for the year ended 31 December 2005 can be classified by categories of services and products:

Products Segment	**2005**		2004		
	Turnover RMB'000	**Portion**	Turnover RMB'000	Portion	Increase (decrease) in Turnover %
Solutions	**301,075**	**79%**	240,820	82%	25%
IT Outsourcing	**53,034**	**14%**	34,286	12%	55%
IT Consulting and Training Services	**7,552**	**2%**	6,298	2%	20%
Sale of Standalone Software and Hardware Products	**20,614**	**5%**	12,492	4%	65%
Total	**382,275**	**100%**	293,896	100%	30%

No geographical segments information of the Group is shown as the operating business of Group is solely carried out in the PRC and its assets are substantially located in the PRC.

Management Discussion and Analysis

RESULTS

For the year ended 31 December 2005, the Group continued to achieve an impressive result of having a turnover of approximately RMB382,275,000, representing an increase of approximately 30% as compared to the corresponding period in 2004. The Group also achieved a net profit attributable to shareholders of approximately RMB39,656,000, representing an approximately 23% increase as compared to the corresponding period in 2004. Both remarkable increase in turnover and net profit attributable to shareholders were attributable to the Group's continuous efforts in marketing by expanding its sales and marketing team to enhance market penetration and to open up new markets, thereby maintaining the Group's good reputation, branding , as well as customers' confidence in the Group, and its consistent policy of achieving external growth through the acquisition of high growth companies.

The turnover of the Group is derived from the provision of Solutions, IT outsourcing, IT consulting and training and sales of standalone software product, all of which grew tremendously as compared to the year ended 31 December, 2004. The substantial growth in IT outsourcing is due to the successful acquisition of Chinasoft Resources Information Technology Services Limited, principally engaged in IT outsourcing, in August, 2005.

Compared with the year ended 31 December, 2004, gross profit margin increased from 27.4% to 30.87%, which resulted from the determination of the Group to be a leading software and solutions provider. The distribution costs for the year were approximately RMB18,918,000 representing an increase of approximately 78% from the previous year. The increase in distribution cost was mainly due to an increase in the Group's sales of 30% and the expansion of its sales and distribution team. The administrative expenses for the reporting period were approximately RMB44,564,000, an increase of approximately 63% from the last period. The increase in administrative costs was mainly due to an increase in headcount, depreciation and amortization of intangible assets and expansion of the research and marketing team which is essential for the further expansion of the Group's business and development.

FINANCIAL RESOURCES AND WORKING CAPITAL

As at 31 December 2005, shareholders' funds of the Group amounted to approximately RMB309,035,000. Current assets amounted to approximately RMB309,787,000, of which approximately RMB100,086,000 were cash and bank deposits. The Group had no other non-current liabilities except Deferred tax liabilities of RMB1,824,000 and its current liabilities amounted to approximately RMB127,906,000, mainly consisting of trade and other payables, bills payable and taxation payable. The net asset value per share was approximately RMB0.42 and the Group had no bank borrowing as at year ended.

During the year ended 31 December 2005, as all major Group's sales and purchases were substantially denominated in Renminbi, the Directors consider that the potential foreign exchange exposure of the Group is limited.

As at 31 December 2005, except for a bank deposit of approximately RMB1,653,000 pledged with a bank for trade facilities granted to the Group by its suppliers, the Group did not have any material investment in assets and assets pledged.

The Group entered into the subscription agreement with Microsoft and IFC in Beijing on 26th September 2005 for the issue of redeemable convertible preferred shares worth USD20million by the Company to Microsoft and IFC. Through such strategic investments, the Group will further strengthen its capital base and cash flows and enhance its technical expertise and corporate governance.

BUSINESS REVIEW

The Group achieved remarkable operating results for 2005, of which the details are as follows:

I. Financing:

- Successfully raised funds of US$35 million from Microsoft and IFC

II. In the aspect of business:

- Completed all contract-signing of the second phase project for the "Tobacco Production and Operational Decision Management System for the State Tobacco Control Bureau"
- The deployment of phase two of "Tobacco Production and Operation Decision System of the Tobacco Industry" was completed and passed the acceptance inspection
- The Group won the tender of Hunan Province Tobacco Control Bureau
- Undertook the comprehensive analysis of the statistics and commercial operation systems of Yuxi Hongta Tobacco (Group) Limited
- Won the bidding for the marketing information system database of Yuxi Hongta (玉溪紅塔)
- Successfully won the tender of the Central Data Bank System of Yunnan Zhongyan Company Limited (雲南中煙工業公司) by the Group
- The Group successfully bidded a project of Yunnan Tobacco Resources and Ancillary Items Company (雲南煙草物資配套公司)
- The Group successfully bidded the project of phase one of Anhui Tobacco Business Information Management System
- The Group successfully won the tender for the software project of the Guangdong Tobacco Business Operation Digital Management and Control System Project
- Won the bidding for phase one of the data center system project of Guizhou Huangguoshu (Tobacco) Group Co. Ltd. (貴州黃果樹煙草集團公司)

- Undertook the data integration and decision support system construction project of the cooperation project sub-contracted by Jiangjun Tobacco Group Co. Ltd. (將軍煙草集團有限公司)

- Undertook the Automated Office System of Tibet Municipality Tobacco Control Bureau (Company)

- Successfully bidded the No. 1 data back-transmission project of Zhejiang Zhongyan Industrial Company (浙江中煙工業公司)

- Entered into several contracts with the State Audit Office; new progress for the "e-Audit Project"

- The Group started the promotion of "e-Audit Project"

- Provided training in "e-Audit" to various audit departments

- Engaged by the State Audit Office to draft a feasibility study report for the second phase of "e-Audit"

- The Group contracted in the Audit Management and Information System Project of China National Petroleum Corporation

- Contracted in the network-based audit project for Capital Airport

- Feasibility study report of the first phase of "e-Quality Project" passed the expert debate

- Successfully bidded the Unified Application Software Development and Implementation Project of Hubei Province Labour Protection System

- Successfully bidded the Labour and Social Protection Information System Application Development service contract of Shantou City

III. Acquisition and Investment:

- Successfully acquired 100% of the equity interest of Chinasoft Resources Information Technology Services Limited (北京中軟資源信息科技服務有限公司)

- Successfully acquired 20% of the equity interest in China National Tobacco Material E-Commerce Co. Ltd. (北京中煙物資電子商務有限公司)

- Established Chinasoft International (Kunming) Information Technology Limited (中軟國際(昆明)信息技術有限公司)

- Successfully formed Wuhan Chinasoft International Information Technology Company Limited (武漢中軟國際信息技術有限公司)

IV. Awards received:

- Became a top ten e-Government IT manufacturer
- Rated the number one brand name in e-Government application platforms in China by CCID Consulting for the third time
- Named again by Deloitte as one of the "500 Fastest Growing Hi-tech Enterprise in the Asia Pacific"

I. Financing:

1. Successfully raised funds of US$35 million from Microsoft and IFC

During the reporting period, Microsoft and IFC has strategically invested a total amount of up to US$35 million in the Group in Beijing. In addition, the Chinasoft-Microsoft online laboratory officially commenced operation simultaneously.

The signing ceremony of the strategic investment agreement was held in Beijing Hotel, a famous hotel in Beijing, and various officials of Beijing's municipal government, the State Reform and Development Commission and the Ministry of Information Industry were invited to attend the ceremony. According to the agreement, Mircosoft and IFC will invest up to US$20 million and US$15 million respectively to the Group through preferred shares. Mircosoft and IFC will make an initial cash investment of US$10 million, amounting to US$20 million in total. These two investors are also entitled to further invest US$15 million in the Company in the future.

Based on this cooperation, the Group will be able to capitalize on the advantages of Microsoft's technology and its global market and, together with the Group's localization edge in the China market, extensive user-base and excellence in industry application software and solution, to make the Group become one of China's largest software service providers and information technology outsourcing service providers and world class outsourcing business provider, and to accelerate the Group's internationalization process.

IFC is a member of the World Bank. IFC, as a strategic partner of the Group, will provide the Group with the funds necessary for the Group's development. Furthermore, the joining of IFC, being a company well-known around the world for its management, will enhance the level of the Group's management standards.

II. In the aspect of business:

1. Completed signing the contracts of the second phase project of the "Tobacco Production and Operational Decision Management System for the State Tobacco Control Bureau"

During the reporting period, the Group has entered into business contracts with seven commercial enterprises in the tobacco industry and the Group has completed signing all of the contracts of the second phase project of the "Tobacco Production and Operational Decision Management System for the State Tobacco Control Bureau".

During the reporting period, the State Tobacco Control Bureau convened a meeting and highly praised the implementation of the second phase project of the "Tobacco Production and Operational Decision Management System for the State Tobacco Control Bureau" by the Group. At the same time, the State Tobacco Control Bureau has started to adopt the solutions provided by the Group in its operation which has proven to be effective.

2. The deployment of phase two of "Tobacco Production and Operation Decision System of the Tobacco Industry" was completed and passed the acceptance inspection

After the phase two construction, the promotion and implementation of the Tobacco Production and Operation Decision Management System in the tobacco industry was completed. The State Tobacco Control Bureau had started to officially activate the system in the third quarter of 2005.

As such, the first and second phases of the Tobacco Production and Operation Decision System of the Tobacco Industry are now fully completed. This project lasted for one and a half years, involving 49 legal person industrial enterprises in the tobacco industry and their 103 production bases; 33 provincial bureaus (companies), 373 business branch companies and their 960 affiliated warehouses. The project completed the development and deployment of the data center and application demonstration of the State Tobacco Control Bureau and established a unified lawful channel for collecting the industry's statistical data in order to form an information platform integrating numerous functions including data collection, examination, inquiry, analysis, policy management and information release etc. It laid a solid foundation for "systematic integration, resources integration, and information sharing" and realized the original imagination of the project.

To ensure quality of its projects, the Group conducted examinations of and visits to the key enterprises which the system has been operating. Through such examinations and visits, the Group aimed to fully understand the status of implementation and operation of the projects, collect corporate advice and suggestions, resolve problems which occurred in the operation of the systems, facilitate participation of the Group and enhance the standard of service provided and secure safe and steady operation of the entire system.

Currently, the system can realize:

(1) analyzing, communicating and encoding of the quarterly tobacco production plan by the state bureaus, provincial-level bureaus (companies), industrial companies and industrial enterprises through the use of the system;

(2) coding and decoding of tobacco products of industrial enterprises;

(3) scanning and decoding of tobacco products of industrial enterprises which moves out of the warehouse;

(4) confirming, scanning and decoding upon arrival of tobacco products of business enterprises;

(5) gathering business data through the industrial and business data gathering system and report to the relevant authority by industrial and commercial enterprises;

(6) showing the data center and applications of the state bureau.

3. ***The Group won the tender of Hunan Province Tobacco Control Bureau***

By providing consultation service for Hunan Province Tobacco Control Bureau, the Group won its integrated application service and software platform procurement project.

The contract sets out that the Group should establish, provide consultation and develop and provide training for users of the software and hardware basic environment construction for Hunan Province Tobacco Franchise Bureau.

Main consultation and development details are:

(1) Integrated Overall Solution for Hunan Province Tobacco Industry System

(2) Integrated Standards and Norms for Hunan Province Tobacco Industry System

(3) Construction of the environment for the Integrated Application Software

4. ***The Group undertook the comprehensive analysis of the statistics and commercial operation systems of Yunnan Yuxi Hongta Tobacco (Group) Limited***

Yunan Yuxi Hongta is a leading company in domestic tobacco industry and in particular, it is known for the construction of informatization in the industry. During the reporting period, the Group won the tender of the comprehensive analysis of the statistics and commercial operation systems of Yunnan Yuxi Hongta Tobacco (Group) Limited.

The Group will provide clients with the following major developments:

(1) The construction of a comprehensive statistics management sub-system

Upon confirmation of the demand, to erase the indicator codes, to establish a statistics reporting system, to process and collect historical data, to set up criteria for statistics data collection, and to establish a collection method of active data.

(2) The construction of a commercial operation sub-system

Including: the production of the current business report and comprehensive analysis report; the 100th market control, tobacco production cost control, key market control, exhibition and analysis of data which requires attention and the development of a business conditions map.

5. ***Won the bidding for the marketing information system of the database of Yuxi Hongta (玉溪紅塔)***

The database marketing system that is constructed by the Group for Yunan Yuxi Hongta will reach following goals: to use the up-to-date information technology and computer application technology with the excellent combination of other internal business systems and functional systems of Hongta Group to construct a platform of information treatment and analysis for attracting and retaining clients and turning potential clients into actual clients. Based on collecting client market investigation information, client information and client operation strategic resources, the system can further gather basic information about the market and clients, etc. to build a fast, comprehensive and accurate channel of client service and market analysis and to establish a perfect client satisfaction assessment system. The completed system will be one of the basis for client management and analyzing client consumption trend and market development trend, enhancing client loyalty and satisfaction, consolidating market share in each local area and identifying the clients that generate the maximum profits.

6. ***Successfully won the tender of the Central Data Bank System of Yunnan Zhongyan Company Limited (雲南中煙工業公司) by the Group***

The Group won the tender of the Central Data Bank System of Yunnan Zhongyan Company Limited (雲南中煙工業公司) This system is to achieve data integration, and to establish the information web-based Central Data Bank of Yunnan Zhongyan Company Limited (雲南中煙工業公司) and the application system of the Central Data Bank.

7. ***The Group successfully bidded a project of Yunnan Tobacco Resources and Ancillary Items Company (雲南煙草物資配套公司)***

As the original local area network and external network systems of Yunnan Tobacco Resources and Ancillary Items Company (雲南煙草物資配套公司) became obsolete and could no longer satisfy current work requirement, the Group was entrusted to modify the software and hardware condition so as to form a solid foundation for future software needs.

8. ***The Group successfully bidded phase one project of Anhui Tobacco Business Information Management System***

The Group successfully bidded the Anhui Tobacco Business Information Management System Project.

The Project includes planning, implementing, operating and establishing an effective, flexible, open, integrated and safe information management platform so as to lay a foundation for information integration and comprehensive usage of the entire Anhui Tobacco industry as well as to satisfy Anhui Tobacco's internal demand for information application following rapid improvements on the management and operation level, so as to face intensifying market competition.

The objective of phase one of the Project is to adopt an effective information platform to establish an integrated business enterprise management information system and realize the two-level separate management in province and municipality: establish an accurate and consistent data standard through the industry's data management center (coding center) and realize dynamic update; establish a complete information database in business operation through the marketing management system; handle and satisfy client's demand effectively and rapidly; standardize and manage the offline and online of clients through the sales management system to strengthen the effort on management and control of the tobacco market; establish the working platform of different levels of staff in the enterprise through the client management system, and satisfy the enterprise's management and examination requirements towards every level of staff within the enterprise; form a consistent and complete client profile through setting up a business data center; integrate internal and external business data by using the database technique and conduct analysis on clients, market and products etc., to provide all levels of staff and all departments with effective information and realize support for decision making.

9. ***The Group successfully won the tender for the software project of the Guangdong Tobacco Business Operation Digital Management and Control System Project***

The Guangdong Tobacco Operation and Management Analysis and Monitoring System is built to achieve the goal of building an integrated business data centre within the Guangdong Tobacco Business System for the purpose of integrating the data of various business systems, and on this basis, developing and building data inquiry, simple statement statistics, data analysis and decision making support platforms catering for provincial offices (companies) by means of business intelligence technology, and thereby building the Guangdong Tobacco Operation Management, Analysis and Monitoring System, through which the decision making and management personnel of provincial offices (companies) may conduct search and analysis, and obtain comprehensive, timely and accurate information about the operation and management in the industry or a business unit as well as monitor and appraise the operation and management of various business units in a comprehensive, timely and accurate manner, and the system may also provide accurate and scientific bases for implementing economic and operation adjustments within and determining strategies of the industry.

10. Won the bidding for phase one of the data center system project of Guizhou Huangguoshu (Tobacco) Group Co. Ltd. (貴州黃果樹煙草集團公司)

The objective of establishing the data center system for Guizhou Huangguoshu (Tobacco) Group Co. Ltd. ("Huangguoshu") is to facilitate the integration of Huangguoshu's data and to build a central database and data applications on the foundation of the industry's existing information network. These facilities should enable Huangguoshu to fully, timely and accurately acquire the industry's information on cigarettes, specification, production volume, sales volume, inventory, price, costs, profit, flow, personnel, education, security and community union, as well as basic data such as the performance of contracts.

Through this project, Huangguoshu can completely centralize its data and provide data sharing amongst departments and applications and can also apply basic data.

After the construction of the system is completed, the central database will become the regional data centre and data hub of Guizhou's cigarette industry. The basic information codes, basic business standards and basic business benchmarks within the industry can be maintained, thereby laying the foundation for comprehensive integrations of the information system and supply chain and management of Guizhou's cigarette industry.

11. Undertook the data integration and decision support system construction project for the Co-ordination Office of Jiangjun Tobacco Group Co. Ltd. (將軍煙草集團有限公司)

The project mainly includes:

(1) Data Integration Construction

To establish an orderly information filing system by sorting, marking, ranking, consolidating and computing on the database information supporting the application system, and conduct data handling, capturing, transmission and data exchange, in order to build a group data center.

(2) Decision Support System Construction.

1) to establish and develop a decision support system with functions such as data enquiry, business statements, data analysis, economic operation analysis etc. based on the Data Center Platform of the Jiangjun Group.

2) Establishment of a knowledge center. To establish a non-structured data center that realizes the management and enquiry and search functions on non-structured data.

12. *Undertook the Automatic Office System of Tibet Municipality Tobacco Control Bureau (Company)*

The project won by the Group mainly includes following tasks:

(1) The document circulation system, to realize the document drafting and approval process among various business department within the company in the region.

(2) The document reporting system, to realize the function of document reporting, receiving and sending between the company and the four subsidized branches in the region.

(3) The archive management system, to realize the management of the archived documents of the company in the region.

(4) The personal office system, to realize the functions such as personal calendar arrangement, pending dealing matter management, address book and notebook etc.

(5) The integrated affair system, to realize the functions of meeting management and resource management.

(6) The email system, to establish a centralized email system.

13. *Successfully bidded the No.1 date back-transmissions project of the Zhejiang Zhongyan Industrial Company (浙江中煙工業公司)*

The objective of this project is to realize the subscription and issuance of the State Bureau data, and the subscription and issuance of the provincial terminal data by the Zhejiang Zhongyan Industrial Company (浙江中煙工業公司), and to provide two major category of data application of basic analysis and extended analysis through tool products such as data exchange engine, data exchange management system etc.

(1) Fundamental Analysis: report of data analysis by the province

(2) Extension Analysis: analysis of provincial data of effectiveness and commercial brand name.

As the Group becomes more and more influential in the tobacco industry and can accurately estimate the demand of the market, the Group has completely obtained its leading role in the industing, and there are more opportunities available in the tobacco industry.

14. *Entered into several contracts with the State Audit Office; new progress for the "e-Audit" Project*

(1) Entered into contract with the State Audit Office on the software development contract for the Government Budgeting Division Auditing Via Network.

During the reporting period, the Group and the State Audit Office entered into a contract for the software development of the Government Budgeting Division Auditing Via Network. This is an essential step for the transition of the "e-Audit Project" from "standalone" version to "network" version.

The development target of this Project is to carry out the modifications of "Budget Tracing and Network Verification" audit mode, the changes of current audit methods and the collection of data bank from audited units at designated times. This Project can actively serve as an alarm system for suspicious data, generate alarm reports, and at the same time be automatically converted into intermediate audit report. This report will be given to the auditing staff who use the On-site Audit Implementation System (shortened as the AO system) to carry out audit.

Such development project can be divided into 4 parts: Data Collection and Conversion, Audit Alarm System, Basic Management and Initialization of Front Server and On-site Audit.

(2) Entered into contract with the State Audit Office on "1 platform for N users mode" Audit Management System

In order to provide a common audit management system for the utilization of "City-level" and "County-level" local audit offices and cut-down the establishment cost of audit management system for "City-level" and "County-level" local audit offices, modifications of the original audit management system are made so as to make it applicable to the System-sharing of "City-level" and "County-level" auditing divisions (shortened as the "1 platform for N users mode". The modifications of the First Phase of the "e-Audit" Project audit management system based on the "1 platform for N users mode" will adopt the principles of "Centralized Management and Dispersed Application". This is based on the State's e-Government Network Platform and realizes single hardware platform ("City-level") for multi-applications ("County-level"), meanwhile, secure the logical independent usage on "City-level" and "County-level" application and the unity of physical arrangements.

(3) Entered into contract with the State Audit Office on software development of the OA Exchange Area

Based on the State's e-Government Network Platform, the construction of LAN links up "State Office to County level" audit offices, realizes systematic data exchange network, establishes a fast communicating and data exchanging National Audit Office and Work System and achieves the target of a resources sharing Audit Information-based Network System.

The Group will utilize its established audit management system platform from the "e-Audit Project", base on the middleware of Data Transmission Channel and realize the data transmission and exchange of covering official documents, plans, personnel files, audited units and unit data bank, the audit expert system, auditing method library, statistical indicator module and report.

(4) Entered into contract with the State Audit Office on the AO Exchange Area

The development of the AO Exchange Area Software will attain the following targets:

1) To allow the City Statistics Department personnel to obtain information about the government affairs (notices and announcements) from the AO Exchange Area of the audit division during On-site Audit Visits, as well as to make their feedback about the project.

2) The information in the AO Exchange Area is gathered from the OA audit management system of the Audit Intranet. Due to the physical partition between the Audit Intranet and AO Exchange Area, the software will process under the physical partition environment and achieve data exchange between the audit management system of Audit Intranet and the software of the AO Exchange Area.

3) To assist auditors of On-site Audit to report all kinds of on-site information which is investigated during audit project process to the Audit Offices.

4) To feedback information from On-site Audit through the temporary storage area and exchange data with the Audit Intranet of the Audit Management System (OA).

(5) Entered into contract with the State Audit Office on developing the On-site Audit Implementation System 2005 Version

To maximize the usage of the On-site Audit Implementation System in actual audit implementation process, based on the feedbacks collected from the original "On-site Audit Implementation System". The "On-site Audit Implementation System 2005 Version" has improved its user-friendly feature, enhances its software system and increases its data processing function which reaching the level of 300,000 data entries in a single report.

15. The Group started the promotion of "e-Audit Project"

(1) The Group and the Audit Office of Shaanxi Province, Shanxi Province, Hubei Province, Tianjin, Qindao, Shandong Province, Bengbu, Anhui Province, Huainan Anhui Province, Jiangsu Province, Suzhou, Jiangsu Province, Songjiang District, Shanghai, Baoshan District, Shanghai, Luwan District, Shanghai, Zhongshan, Guangdong Province, Hechi, Guangxi Province, Xinhui, Guangdong Province, Zhuhai, Guangdong Province, Shunde District, Foshan, Guangdong Province, Guangxi Province, Yunnan Province and Hainan Province entered into contracts for the deployment of On-site Audit Implementation Management System.

Reviewing the phase one of "e-audit Project", the audit system developed by the Company is ready to applied in the State Audit Office, 25 Dispatched Audit Offices, 18 Resident Audit Office and several provincial and regional audit office. 35,000 sets of On-site Audit Implementation System has been promoted in the audit offices of various levels in PRC. The phase one of "e-audit Project" has generated significant effects and effectiveness. At the same time, since the system needs a large number of services, the Group, as a general service provider of the e-Audit Project, could also obtain substantial income.

(2) Engaged by the State Audit Office to draft a feasibility study report for the second phase of "e-Audit"

Following as the general integration provider and service provider of phase one of "e-Audit Project", the Group accepted the engagement by the State Audit Office to draft a feasibility study report for the second phase of "e-Audit". The report set out that:

The construction objective of phase two of "e-Audit Project" was to conduct full-scale promotion of, expand and improve the application system constructed for phase one, implement the audit-based computer network in a network environment and complete the construction of a preliminary network-based audit system for important bodies in the sectors of finance, customs, banking, etc. and complete the construction of preliminary information network security system to enable the sharing of resources between audit bodies at the provincial level or above across the country. This phase is to preliminarily realize the construction objective of a "budget-tracking + network-checking" audit model and "Three Shifts", to substantially enhance the efficiency, quality and level of audit, and to form preliminarily a style of modern audit with Chinese characteristics to lay a foundation for China's GAIS (Government Audit Information System). The construction cycle is from 2006 to 2008.

With an advantageous position in the audit sector, the Group is confident in becoming the general integration provider and service provider of phase two of "e-Audit Project" again following as the general integration provider of phase one of "e-Audit Project"

(3) The Group entered into a consultation contract in relation to "e-Audit Project" with the Audit Department of Ningbo, Zhejiang Province

With the Group's distinguished status in the industry, the Audit Department of Ningbo invited the Group to become its strategic partner and compiled 'the Five-Year Plan of "e-Audit Project" of Ningbo' and 'the Implementation Plan of "e-Audit Project" of Ningbo', pursuant to which the Group shall provide a variety of plans from hardware, software to their application.

(4) Provided training in "e-Audit" to various audit departments

As the "e-Audit Project" was carried out in depth, the Group continued to promote the Live-Audit Implementation System and Live-Audit Management System in different ways. This time, the Group entered into training contracts with the departments of audit of Nanyang of Henan Province, Shaanxi Province, Yunnan Province and Heilongjiang Province to provide them with training in the Live-Audit Implementation System. By capitalizing on this opportunity, the Group is able to enhance clients' understanding of the Group's products, provide adequate market support for future promotion. Furthermore, it can be seen that the training is an affiliated project originally, where no extra fee would charge the clients, but it is now an independent project and will bring in extra profits to the Group.

16. The Group contracted the Audit Management and Information System Project of China National Petroleum Corporation and commenced the internal audit project

China National Petroleum Corporation (hereinafter referred to as "CNPC") is a large-scale petrochemical enterprise conglomerate and a state-owned and authorised investment enterprise. It is a leader in the production and processing market of Chinese petroleum and natural gas. CNPC ranked 10th out of the world's 50 largest petroleum companies by "Petroleum Intelligence Weekly" in the U.S., and 52nd out of the world's 500 strongest enterprises by "Fortune" magazine in 2004.

The Group will establish an Audit Management Information System for CNPC and shall ultimately realize audit management through the main network of CNPC. Its main functions will include:

(1) An Audit Information Processing Centre at the head office of CNPC, to enable the processing of audit information by three levels of auditing authorities of CNPC.

(2) Each level of audit authority operates according to the flow of audit business, and to realize the processing flow as follows: audit draft, audit information card, audit information account, audit statistics statement and audit information analysis etc.

(3) Provide ancillary decision management function as the basis for management to make macro decisions.

(4) Users of the Audit Management Information System include the three levels of auditing authorities, leaders of relevant departments and other participants. The audit functions of each level of audit authority are basically the same. Users use their relevant functions according to the authorities allocated.

17. *Contracted in the network-based audit project for Capital Airport*

Beijing Capital International Airport Company Limited, an affiliate of Capital Airports Holding Company (hereinafter referred to as CCAH), is a company listed on the Stock Exchange of Hong Kong Limited.

This project will build up reliable network connection between the State Audit Office's special offices in Beijing, Tianjin and Hebei and CCAH so that the State Audit Office's special offices in Beijing, Tianjin and Hebei may collect timely data to analyse the operation and management, external investment and financial status of CCAH and perform timely supervision of the truthfulness, lawfulness and effectiveness of the accounting process of CCAH, thereby combining dynamic audit with static audit and audit in the course of event and the audit in the aftermath.

The commencement of the CNPC and Capital Airport projects marked the commencement of the network-based audit of the Group.

18. *Feasibility study of the first phase of the "e-Quality Project" passed the expert debate*

The Group was entrusted by the State General Administration for Quality Supervision, Inspection and Quarantine to prepare the feasibility study of the phase I of the "e-Quality Project".

Studying the project contents of the "e-Quality Project", it has covered the Administration's project contents for digitalization related to business development for the coming 5 years. The overall project framework of "e-Quality Project" is as follows:

(1) Construction of Network System

The construction of the Inspection & Quarantine Network of the Quality Supervision and Inspection is divided into 4 classes: Central Class (the State General Administration for Quality Supervision, Inspection and Quarantine), First Class (35 Subordinate Inspection and Quarantine Bureaus), Province Class and City (specifically designated in the State plan) Class (36 Subordinate Quality Supervision and Inspection Centers).

For a province which has both the Subordinate Inspection and Quarantine Bureau and Province (City specifically designated in the State plan) Class Subordinate Quality Supervision and Inspection Center located in the same city, through City e-Government network, the Province (City specifically designated in the State plan) Class Subordinate Quality Supervision and Inspection Center will be linked up to the Subordinate Inspection and Quarantine Bureau and the Subordinate Inspection and Quarantine Bureau will be linked up to the State General Administration for Quality Supervision, Inspection and Quarantine.

(2) Construction of Application System

The construction of the Application System of the "e-Quality Project" is based on Data Centre of the State General Administration for Quality Supervision, Inspection and Quarantine and the Public Access Platform. Upon the completion of the "Three Systems" mentioned above and on such basis, the collection and accumulation of business data will lead to the establishment of "Data Bank Group". At the same time, through data mining and other technologies, the intensive development and utilization of data resources becomes a great support for decision-making.

The Application System of the "e-Quality Project" covers various business scopes including inspection, quarantine, quality control, quality management, certification, accreditation, standardization and estimation. The "e-Quality Project" covers around 16 application scopes.

"e-Quality" users include nearly 4000 internal offices from the Quality and Investigation bodies, the general public and private sectors.

The construction period of Phase I of the "e-Quality Project" is two years and its main missions are:

1) Full utilization of the State's e-Government Extranet and consolidation of the building of quality and inspection specialized network platform will form a WAN linking up the State General Administration for Quality Supervision, Inspection and Quarantine (including the Certification and Accreditation Supervisory and Administration Commission and the People's Republic of China and Standardization Administration Commission), the Subordinate Inspection and Quarantine Bureaus, Province (City specifically designated in the State plan) Class Subordinate Quality Supervision and Inspection Centers, Branch office of Inspection and Quarantine Bureau of each check-point and Bureau of Quality and Technical Supervision of each check-point area so as to perfect nodal LAN.

2) The construction of State Standardization Information Data Bank coverage of the State Administration and Province level and Prefecture (City) level Departments' Company Qualitative Credit Information Data Banks and other basic quality inspection data banks.

3) The construction of quality inspection control systems covers the information of National speedy actions in cracking down on counterfeit goods, Safety Supervision on Special Facilities, Estimated Business Inspection Supervision, Product Quality Inspection Supervision, Import Cargo Inspection and Quarantine Electronic Supervision and State Compulsory Product Certification Supervision. The construction of Quality Inspection Declaration, Examination and Approval System covers import cargo filing records for examination and approval and other information. The construction of Quality Inspection Information Service System covers state announcement, appraisal, consultation, risk alarm, quick reaction and other information related to the Agreement on the Application of Sanitary and Phytosanitary Measures (WTO/TBT-SPS).

4) The construction of protection, evaluation and appraisal, supervision and audit, management and other security systems lead to the establishment of related standards, factory sites reformation and labor training etc.

Such report has passed the expert debate. Meanwhile, the Group has won the tender for several software and hardware environmental construction projects for the "e-Quality Project", including the tender for the construction of Da Tong Guan backbone network (大通關骨幹網) of Beijing, Jiangsu Province and Shanghai. With the progressive development of the "e-Quality Project", the Group hopes that the project will bring extra revenue to the Group. The Group will also focus on the development of the industry of State Quality Supervision and Inspection, so as to become the industrial champion.

19. *Winning the Tender of Hubei Province Labour Security System Unified Application Software Development and Implementation Project*

The phase I of the "e-Insurance Project" of Hubei Province was from 2004 to 2006. The aim of this project was to establish an initial unified labour security information of local and provincial level, to establish a 3-level labour security data center which covered provincial, city and county level, and to establish a provincial trunk network connecting nodes at the provincial and city level (provincial and county level) that connecting to central network center, forming a safe and reliable 3-level central-province-city (county) network system. Based on a national unified application system, this project helps to standardize and optimize current operational processes, consolidate five insurance business data, realizing "same person, same city, same database", so as to achieve unified management for social security and labour market data, cross-region or city and cross-province social security transfer, medical and retirement business for expatriate, information exchange and share of employment, re-employment and relating administration services, "network search" for labour security business and statistic information, "non-local" supervising of social security fund, services required by social public on labour security issues, and cross-direction information exchange with relevant authorities. The project won by the Group is the main part of "e-Insurance Project" of Hubei Province.

20. *Won the tender Labour and Social Security Information System Application and Development service contract of Shantou City*

The construction of Shantou City labour and social security information system is a business application system mainly focused on various areas of social security and employment services. It is designed based on the characteristics of different business application. Contents of the project of the current phrase are as follows:

(1) To establish a new "5-in-1" social security managing information system in compliance with the 2nd revised version of the standards of Ministry of Labor and Social Security's social security managing information system core platform, with 3-level software structure which meets the requirement of localization of the system. This system possesses level-to-level management function, and achieve current pension, industrial injury, unemployment and birth insurance managing information system of central urban region's information exchange with the local systems of Chaoyang, Chaonan, Chenghai and Nanao. The system should be able to manage the data of 600,000 existing participating staff and workers and to handle normal increase of data for the coming six to eight years.

(2) Establishing platform for exchange of data with designated hospitals, through which HIS system of the designated hospitals can exchange data with medical insurance information system on a real time basis. This system also performs the function of medical fee settlement for participating staff and workers, as well as establish and maintain medicine, treatment item and disease list that is compatible with the exchange platform.

(3) Developing software for exchanging data with local tax authorities, through which the Social Security Center can obtain information of social security premium collection status of local tax authorities on a timely manner. Moreover, this system enables local tax authorities to make enquiries on information about participating insurance policies and information on participating units and staff and workers on a real time basis.

(4) Establishing labour security information website based on the Internet, offering public information services regarding government announcements, government services enquiry, working processes and guidelines, policies, law and regulations, and handling of complaints. This system provides convenient, quick and transparent services through the Internet, achieving on-line office and government affairs open to public.

21. *Made endeavours to develop software outsourcing business*

Chinasoft Resources Information Technology Services Limited and CS&S Cyber Resources Software Technology (Tianjin) Co., Ltd. are the members of the Group primarily engaged in outsourcing business, which continually develop new business with their experience over years in the industry, and also consolidate and explore the demand of existing customers.

During the reporting period, the Chinasoft-Microsoft online laboratory established by the Group and Microsoft officially commenced operation simultaneously. The laboratory mainly undertook the research and development of software and testing in China outsourced by Microsoft. The laboratory was one of the first batch of outsourcing working environments certified in China by Microsoft. The network of the allied online laboratory will be able to directly access the network of the headquarters of Microsoft in the USA, which will enhance the Group's software development service quality, efficiency and the ability to undertake software outsourcing business from external parties.

The Group also provides complete services such as product testing, development, delivery and maintenance for the other two major customers, IBM and Motorola.

III. Acquisition and Investment

1. Successfully acquired 100% of the equity interest of Chinasoft Resources Information Technology Services Limited (北京中軟資源信息科技服務有限公司)

Chinasoft Resources Information Technology Services Limited (北京中軟資源信息科技服務有限公司) (hereinafter referred to as "Chinasoft Resources") is a company incorporated in April 2004 in Beijing and involved in the business of contracting outsourcing business. As at 31 December 2004, the audited net profit of Chinasoft Resources after tax and the interest of minority shareholders amounted to RMB9,060,000. Chinasoft Resources is the first strategic partner of Microsoft in China and is one of the 15 core service providers of IBM in China, having a long-term and stable client base including Microsoft, IBM, Oracle, Huawei Technologies (華為技術), HP, Nokia, Lucent and CA.

During the reporting period, the Group entered into agreements with China National Computer Software & Technology Service Corporation (Hong Kong) Limited (hereinafter referred to as CS&S (HK)) for acquisition of 51% and 49% of the equity interest of Chinasoft Resources on two separate occasions, of which, the consideration for acquisition of 51% of the equity interest of Chinasoft Resources was by issuing new shares on two separate occasions. At first, 34,872,453 shares will be issued to CS&S (HK) after the conditions of the acquisition agreement are met. If the audited consolidated net profit of Chinasoft Resources after tax and the interest of the minority shareholders as at 31 December 2005 amounts to no less than RMB12,000,000, the Company will then issue 23,248,302 new shares to CS&S (HK). Meanwhile, CS&S (HK) has the right to demand the Company to make payment of HK$17,901,193 in place of the shares to be issued on the second time. And the consideration for acquisition of 49% of the equity interest of Chinasoft Resources was a maximum of HK$41,881,132 payable on three separate occasions. At first, HK$20,940,566 will be payable within 14 days after the date of completion. On the second time, if the audited consolidated net profit of Chinasoft Resources after taxation and minority interests for the year ending 31 December 2005 is not less than RMB12 million, an additional amount of HK$10,470,283 will be payable. If the number of IT outsourcing staff of Chinasoft Resources as at 31 March, 2006 is not less than that in 28 April, 2005, a further amount of HK$10,470,283 would be paid.

The acquisition made by the Group this time is mainly aimed at long-term development of the outsourcing sector within the country as IDC's information indicated that market demand for outsourcing in 2004 amounted to US$449,400,000 and will reach US$1,985,400,000 in 2008. The Group believes that Chinasoft Resources will bring in decent profits for the Company.

2. ***Successfully acquired 20% of the equity interest in China National Tobacco Material E-Commerce Co. Ltd. (北京中煙物資電子商務有限公司)***

China National Tobacco Material E-Commerce Co. Ltd. (北京中煙物資電子商務有限公司) has three investors at present in addition to the Group, all of which are enterprises under the State Tobacco Control Bureau.

After the acquisition by the Group, the company has been renamed as China National Tobacco Information Co. Ltd. (中煙信息技術有限公司) at present and will be responsible for the future maintenances of all large size informationized projects. At present, it has started to conduct maintenance on the "policy making system for the production, operation and management of the tobacco industry".

The acquisition of the company by the Group marked its continuous aim to strengthen the strategic partnership between the Group and the State Tobacco Control Bureau as well as the tobacco industry. At the same time, the Group has entered into the market of internal business process of the tobacco industry.

3. ***Established Chinasoft International (Kunming) Information Technology Limited (中軟國際(昆明)信息技術有限公司)***

In order to further enhance local implementation and its ability to operate in the market, the Group established Chinasoft International (Kunming) Information Technology Limited (中軟國際(昆明)信息技術有限公司) with the professional tobacco informationalization team of Kunming Fangyuanli Technology Co Ltd (昆明方元利科技有限責任公司) as its core team. The company will be principally responsible for the Group's business in Yunnan while expanding into the southwest region simultaneously.

Yunnan Province has an important position in the tobacco industry of China. Being a major supplier of tobacco in China, a number of nationwide well-known brandnames such as "Hong Tan Shan", "Yun Yan" and "Yuxi" are manufactured in Yunnan. The Group is confident that it can gain a leading position in the province.

4. ***The Group, Wuhan Chuyan Information Technology Co., Ltd. (武漢楚煙信息技術有限公司) and China Tobacco Corporation, Hubei Branch jointly formed Wuhan Chinasoft International Information Technology Company Limited (武漢中軟國際信息技術有限公司)***

Wuhan Chuyan Information Technology Co., Ltd. (武漢楚煙信息技術有限公司) is also a wholly-owned subsidiary of China Tobacco Corporation, Hubei Branch (hereinafter referred to as "Hubei Zhongyan"). After the formation of Wuhan Chinasoft International Information Technology Company

Limited (hereinafter referred to as "Wuhan Chinasoft International"), it is the only partner and provider of information technology in the tobacco industry of Hubei Province. Additionally, Wuhan Chinasoft International will expand the services of the Group to neighboring areas.

To date, the Group has expanded its localized services to Eastern China, Central China, Southern China and the Southwest. The Group plans to continue expanding its localized services in the future.

IV. Awards received:

1. *Became a top ten e-Government IT manufacturer*

During the reporting period, the fourth session of the e-Government Technology and Application meeting was convened grandly in Beijing, in which the list of the 2005 China e-Government IT Top 100 was disclosed, and the Group was on the list. The Group was placed in eighth place, emerging and entering the top ten with its excellent strength and outstanding performance in the e-Government domain. It was the fourth time for Chinasoft International to enter the top 100 ranking.

This appraisal was organized by Internet Weekly, a well-known IT journal within the country and before this appraisal, a China e-Government IT Top 100 Survey has been held for three consecutive years and it attracted wide attention from and was highly regarded by the business community, gained a lot of experience and accumulated true and effective data. This year, Internet Weekly selected over 3,000 typical e-Government IT enterprises as the samples of this survey on the basis of the last there surveys.

2. *Rated the number one brand name in e-Government application platforms in China by CCID Consulting for the third time*

Armed with the Group's core competitive advantage – Chinasoft e-Government middleware, Resource One, the Group was rated number one in various items for the products of the e-Government application support platform in 2004 by CCID Consulting (賽迪顧問) for the third time:

(1) continued to rank first in market share;

(2) ranked first in the platform products used by existing clients;

(3) ranked first in market share of the audit sector;

(4) ranked first in market share of the tobacco industry.

3. Named again by Deloitte as one of the "500 Fastest Growing Hi-tech Enterprises in the Asia Pacific"

The Group is pleased to be invited by Deloitte to attend this appraisal, and be selected into the list for the second time.

HUMAN RESOURCES

As at 31 December 2005, the Company had a total of 1,055 employees, 901 of whom have bachelor degree. For the year ended 31 December 2005, the total staff costs paid by the Company to its staff was approximately RMB61,894,000 (2004: approximately RMB34,139,000).

A breakdown of the number of employees of the Company by their functions as at 31 December 2005 and 2004 were as follows:

Departments	**2005**	2004
Management	**42**	11
Finance and administration	**55**	48
Research and development	**795**	307
Sales, technical support and marketing	**163**	111
Total	**1,055**	477

The pay scale of the Company's employees is maintained at a competitive level and employees are rewarded based on their performance according to the general framework of the Company's salaries and bonus systems, which is reviewed annually. The Group will implement a provident fund scheme for its staff in Hong Kong in compliance with the requirements of the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong). The Group will also provide a medical insurance scheme for its staff in Hong Kong. According to the relevant PRC regulations, the Group is required to participate in the employee retirement scheme administered by the relevant local government bureau in the PRC and to make contributions for its employees who are eligible to participate in the scheme. The contributions to be borne by the Group are calculated at 19% of the basic salaries for those eligible employees.

PROSPECTS OF PERFORMANCE

The software and servicing industries in PRC achieved greater progress in 2005. While the domestic demand increase continually, there is a rapid boost in the international outsourcing business. Looking forward, the Company as a PRC-based supplier providing global services shall be positioned at the following 3 objectives:

1. ***The leader of the industry in PRC***

   (1) Fully utilizing the leverage of the Group in the tobacco and audit industries to consolidate and extend industry's advantage

   (2) Achieving sustainable development and income

   (3) Developing the business of parallel industries and achieving industry's advantage finally

   (4) Obtaining opportunities in other vertical industries through merger and acquisition

   (5) Storing up human resources through merger and acquisition and internal training

   (6) Extending regional advantage

2. ***The leading outsourcing enterprise***

   (1) Raising the scale of enterprise rapidly through merger and acquisition

   (2) Striving for developing the outsourcing markets in Europe, the U.S. and Japan

3. ***The top workflow (quality) control company***

   (1) Applying for passing the CMM5 certification

   (2) Establishing knowledge bank and comprehensive human resources training scheme

   In the meantime, the Company intends to keep on financing in order to obtain fund for acquisition, merger and development, so that the Group can develop rapidly.

The following sets out the profile of the Directors and senior management of the Company:

DIRECTORS

Executive Directors

Dr. Chen Yuhong (陳宇紅), aged 43, is the managing director and the chief executive officer of the Company and is responsible for the overall business development of the Group. He has over 10 years' experience in software development and corporate management. Dr. Chen holds a doctorate degree in optics from 北京理工大學(Beijing Polytechnic University) in 1991. Prior to joining the Group on 25 April 2000, Dr. Chen was the vice president of CS&S in 2000 and was appointed senior vice-president of CNTC(中軟網絡信息技術有限公司) in December 2003. He has also been appointed a director of Chinasoft Resources. He was a manager of the research department from October 1996 to April 2000. He was also a director of 中軟賽博資源軟件技術(天津)有限公司(CS&S Cyber Resources Software Technology (Tianjin) Co., Ltd.), an associate company of CS&S from 1999 to March 2002. From June 1991 to October 1996, he was the deputy general manager of China Great Wall Computer Software Co., Ltd.

Dr. Tang Zhenming (唐振明), aged 43, is the senior vice president. He is responsible for the human resources of the Group and our newly acquired Training Centre. Prior to joining the Group on 25 April 2000, Dr. Tang was employed by Beijing Institute of Technology Industrial Company (北京理工大學產業總公司) as deputy general manager from May 1995 to March 2000 and by American W&P Company, Beijing Office (美國W&P公司北京辦事處) as officer from December 1993 to March 1995. Dr. Tang is also a director of Chinasoft Resources and Wuhan Chinasoft International. He holds a bachelor's degree in vehicle engineering from Tsinghua University (清華大學) in 1985 and a doctorate degree in motor electronic control from Beijing Polytechnic University (北京理工大學) in 1994.

Mr. Wang Hui (王暉), aged 33, is the senior vice president and chief technical officer. He is responsible for the designing of technical solutions and consulting. Mr. Wang graduated from 天津大學 (Tianjin University) in 1995. He has 6 years experience in systems analysis and in the design of system infrastructure. Prior to joining the Group on 25 April 2000, Mr. Wang was a manager of China Greatwall Computer Software Co., Ltd from 1995 to 2000.

Non-executive Directors

Ms. Tang Min (唐敏), aged 61, is the chairman of the Company and is the chairman of the PRC Software Alliance and a vice-chairman of the Chinasoft Software Association. Ms. Tang obtained a bachelor's degree in physics from Peking University, the PRC and has the professional qualification of senior engineer in computer science. She has more than 30 years' experience at the management level in the IT industry in the PRC. Madam Tang is the President of China National Software and Service Company Limited ("CNSS"), a joint stock limited company established under the laws of the PRC, the A-shares of which are listed on the Shanghai Stock Exchange. She also holds directorships in a number of the subsidiaries and associate companies of CNSS including CS&S (HK), a corporate shareholder holding approximately 24% of the total issued ordinary shares of the Company and approximately 18.96% of the total voting rights at all general meetings of shareholders of the Company.

Biographical Details of Directors and Senior Management

Dr. Cui Hui (崔輝), aged 44, is responsible for the financial management of the Group. Dr. Cui has about 20 years' experience in corporate management. Dr. Cui graduated from Jilin University (吉林大學) in the PRC in 1983 with a doctorate degree in economics. Prior to joining the Group on 25 April 2000, Dr. Cui worked for CS&S as deputy department head from August 1983 to April 1992, deputy general manager from July 1999 to January 2000 and was the vice president of China National Software & Technology Service Corporation ("CS&S") in 2000. From May 1992 to December 1997, Dr. Cui was the deputy general manager and general manager of Oriental Technology (Beijing) Company Ltd (東方科技(北京)有限公司). He was the general manager of Chinasoft Tonghe Systems Integration Company Ltd (中軟同和系統集成有限公司) from January 1998 to June 1999. In December 2003, he was appointed senior vice-president of CNTC (中軟網絡信息技術有限公司) (which changed its name to that of CNSS). Dr. Cui currently holds a directorship position in CNSS.

Mr. Duncan Chiu (邱達根), aged 31, has been involved in the management of the Group since joining in January 2000. Mr. Chiu graduated with a bachelor's degree in business administration from Pepperdine University of California in 1996. Mr. Chiu currently serves as vice chairman and treasurer of The Chamber of Hong Kong Listed Companies, vice president of Innovation & Technology Association and is a committee member of All-China Youth Federation. Mr. Chiu is as a director among the Far East Group of Companies. He serves as the managing director and chief executive officer of Far East Technology International Limited ("Far East Technology") and also a non-executive director of Far East Hotel & Entertainment Limited.

Mr. Liu Zheng (劉征), aged 33, was appointed on 14 June 2002. He has been a general manager of ITG since April 2000. From 1997 to 2000, he was the general manager of DingRong Investment Management Co., Ltd (鼎榮投資管理公司). Mr. Liu worked for China Everbright Bank from 1992 to 1997. Mr. Liu has 10 years' experience in the financial industry and graduated from the Finance and Banking Institute of China (中國金融學院) in 1992 with a bachelor's degree in economics.

Mr. Timothy Y-C Chen *(陳永正)*, aged 49, is the corporate vice president of Microsoft Corporation and its chief executive officer of the greater China region. Prior to joining Microsoft Corporation in September 2003, Mr. Chen was the chairman and president of Motorola Corp.'s China subsidiary. He was appointed as corp. vice president of Motorola Inc, chairman and president of Motorola (China) Electronics Ltd in September 2001. From June 2000 to September 2001, Tim was the chief executive officer of 21CN Cybernet (a listed company in Hong Kong on the Main Board of the Stock Exchange). Before joining 21CN Cybernet, since 1992, Tim held various positions in Motorola including the general manager of Motorola's Greater China Cellular Infrastructure Division. He worked in Lucent (then AT&T Bell Labs) in U.S.A. as research and development manager and marketing manager prior to 1992. Tim holds a master's degree in business administration from University of Chicago and two master's degrees in computer science and mathematics.

Independent non-executive Directors

Mr. He Ning (何寧), aged 47, was appointed on 2 July 2002. Mr. He has been the chief executive officer of Beijing CCG Technology Co. Ltd. since September 2000. From January 1997 to August 2000, he was the vice president of the Beijing representative office of Merrill Lynch. Mr. He was the assistant officer of the China Stock Exchange Executive Council from July 1993 to December 1996. He also worked for Morgan Stanley as manager from May 1990 to June 1993. Mr. He obtained a master's degree in business administration from the University of Texas in 1984. Mr. He has over 10 years' experience in investment banking, direct investment and venture business management in the PRC and the USA.

Mr. Zeng Zhijie (曾之杰), aged 38, was appointed on 21 April 2003. Mr. Zeng obtained a master's degree in business administration from Stanford University in June 2001, and is a vice president of Walden International since October 2001, a global venture capital firm with an investment focus on the communications, electronics, software & IT services, semiconductors and life sciences/healthcare industries.

Dr. Leung Wing Yin (梁永賢), aged 49, was appointed on 22 March 2006. Dr. Leung holds a doctor's degree in accounting from the University of New South Wales, Australia, and a member of Certified Public Accountants of Australia, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Hong Kong Securities Institute. He is an Assistant Professor and a Doctor Student Supervisor at the School of Accounting and Finance of the Hong Kong Polytechnic University. Dr. Leung previously worked as a consultant in a firm of Certified Public Accountants and as a Senior Lecturer at Charles Sturt University, Australia and the City University of Hong Kong. He has over three years' working experience in internal auditing and corporate finance in banks.

SENIOR MANAGEMENT

Mr. Fok Ming Fuk, William (霍銘福) aged 44, is the qualified accountant and company secretary of the Company. He has over twenty years' experience in auditing and financial management. Prior to joining the Group on May 17, 2004, Mr. Fok worked as the chief financial officer of Portolan Commerce Solutions, a software developer engaged in enterprise resources planning in Germany. Mr. Fok got a master's degree in business administration from England and is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants, an associate member of the Institute of Chartered Accountants in England and Wales, a fellow member of the Taxation Institute of Hong Kong and a member of Hong Kong Securities Institute.

Mr. Simon Chung (鍾鎮銘) aged 45, is the chief operating officer of the Company and is responsible for the overall daily operation of the Group. He has over 18 years' experience in IT professional services covering account management, service delivery management, technical sales, quality assurance and control, project management and customer support operation in the area of public government, telecom and finance sectors. Prior to joining the Group, he was a project director of Atos Origin responsible for the management of large scale projects and service delivery for major clients in Asia Pacific from 1996 to 2005. He was an information technology officer and manager from 1991 to 1995 for the department of defense in Australia (Navy division). He was an IT database leader in the financial department of a government sector from 1989 to 1991. He holds a bachelor's degree in computing science from the University of Wollongong in Australia.

Ms. Yan Juanjue (嚴雋珏女士), aged 62, is the newly acquired outsourcing general manager. Ms. Yan joined the Group on 28 April 2005, before that she acted as the general manager of Chinasoft Resources. She acted as the vice general manager of 北大計算機系統工程公司 between 1994 and 2001, the officer of the Training Centre of the Peking University between 1992 and 1994 and a lecturer in the Peking University between 1977 and 1992. Ms. Yan graduated from the Peking University in 1967.

QUALIFIED ACCOUNTANT AND COMPANY SECRETARY

Mr. Fok Ming Fuk, William (霍銘福), is the qualified accountant and company secretary of the Company. Please refer to the paragraph headed "Senior Management" in this section above for further details regarding his background.

COMPLIANCE OFFICER

Dr. Chen Yuhong (陳宇紅), is the compliance officer of the Company. Please refer to the paragraph headed "Directors" in this section above for further details regarding his background.

The Directors present their annual report and the audited financial statements of the Group for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The principal activities of its subsidiaries are set out in note 1 to the financial statements. During the year under review, there were no significant changes in the Group's principal activities.

RESULTS AND DIVIDENDS

The results of the Group for the year ended 31 December 2005 are set out in the consolidated income statement on page 62.

The Directors recommend the payment of a final dividend of HK$0.025 (equivalent to RMB0.026) per share to the shareholders on the register of members on 18 May 2006, amounting to HK$18,309,000 (equivalent to RMB19,042,000.

FINANCIAL SUMMARY

A summary of the published results and assets and liabilities of the Group for the past five years, as extracted from the audited financial statements, is set out on page 4. This summary does not form part of the audited financial statements.

DISTRIBUTABLE RESERVES

The reserves available for distribution to shareholders as at 31 December 2005 are RMB109,000,000.

SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in note 27 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the Group's property, plant and equipment are set out in note 14 to the financial statements.

DIRECTORS

The Directors during the year and up to the date of this report were:

Executive Directors:

Dr. Chen Yuhong (Managing Director)	
Mr. Wang Hui	(appointed on 17 November 2005)
Dr. Tang Zhenming	(appointed on 17 November 2005)
Mr. Peng Jiang	(resigned on 22 March 2006)

Non-executive Directors:

Ms. Tang Min (Chairman)	(formerly an executive director and re-designated as non-executive director on 22 March 2006)
Dr. Cui Hui	(formerly an executive director and re-designated as non-executive director on 22 March 2006)
Mr. Duncan Chiu	(formerly an executive director and re-designated as non-executive director on 22 March 2006)
Mr. Timothy Chen Yung Cheng	(appointed on 22 March 2006)
Mr. Liu Zheng	
Mr. David Chiu	(resigned on 22 March 2006)
Dr. Chen Qiwei	(resigned on 17 November 2005)

Independent non-executive Directors:

Mr. He Ning	
Mr. Zeng Zhijie	
Mr. Au Yeung Shiu Kau Peter	(resigned on 22 March 2006)
Dr. Leung Wing Yin Patrick	(appointed on 22 March 2006)

The Company has received, from each of the independent non-executive Directors, an annual confirmation of his independence pursuant to Rule 5.09 the GEM Listing Rules. The Company considers all of the independent non-executive Directors as independent.

In accordance with article 86 of the Company's Articles of Association, Mr. Wang Hui, Dr. Tang Zhenming, Mr. Timothy Chen Yung Cheng and Dr. Leung Wing Yin Patrick shall hold office until the annual general meeting of the Company and, being eligible, offer themselves for re-election.

In accordance with article 87 of the Company's Articles of Association, Dr. Chen Yuhong and Mr He Ning (who have been longest in office since their last election) will retire from office by rotation and, being eligible, offer themselves for re-election.

DIRECTORS' SERVICE CONTRACTS

Dr. Chen Yuhong, Dr. Cui Hui, Mr. Duncan Chiu, Mr. Peng Jiang and Madam Tang Min have each entered into a service agreement with the Company. Particulars of these contracts, except as indicated, are in all material respects identical and are set out below:

(i) each service contract is of two years duration commencing on 20 June 2003 except for that of Madam Tang Min, which commenced on 30 September 2004. The service contract shall continue thereafter until terminated by either party giving to the other not less than three months' prior written notice, such notice not to be given before the expiry of the initial term of two years;

(ii) the monthly salary for Dr. Chen Yuhong, Dr. Cui Hui, Mr. Duncan Chiu and Mr. Peng Jiang for the first year of appointment commencing on 20 June 2003 is RMB40,000, RMB10,000, RMB10,000 and RMB35,000 respectively and the monthly salary of Madam Tang Min commencing from 30 September 2004 is RMB10,000. Such salary is to be reviewed annually by the board of directors. For the period from the expiry of the first year of appointment, the salary of these five executive directors shall be determined by the board of directors but shall not be more than 120 percent of the annual salary of such director for the preceding year;

(iii) Dr. Chen Yuhong, Dr. Cui Hui, Mr. Duncan Chiu, Mr. Peng Jiang and Madam Tang Min are each entitled to management bonus by reference to the consolidated net profits of the Group after taxation and minority interests but before extraordinary items as shown in the Group's audited consolidated accounts for the relevant financial year (the "Net Profits") as the Board may approve, provided that the aggregate amount of management bonuses payable to all executive Directors in respect of any financial year of the Group shall not exceed 5 percent of the Net Profits; and

(iv) each such Director shall abstain from voting and shall not be counted in the quorum in respect of the resolution regarding the amount of management bonus payable to himself/herself.

Dr. Tang Zhenming, Mr. Wang Hui and Mr. Au Yeung Shiu Kau, Peter have not entered into service agreements with the Group. The annual director's fee for both Mr. He Ning and Mr. Zeng Zhijie is HK$60,000, while the monthly remuneration for Dr. Tang Zhenming, Mr. Wang Hui and Mr. Au Yeung Shiu Kau Peter is RMB23,500, RMB37,500 and HK$5,000 respectively. Mr. David Chiu, Mr. Liu Zheng and Dr. Chen Qiwei receive no remuneration for holding their office as non-executive director.

Mr. He Ning and Mr. Zeng Zijie were appointed as independent non-executive Directors pursuant to letters of appointment for a term 2 years from 20 June, 2003, and their appointments have continued since expiry of such term. Each of them receives an annual remuneration of HK$60,000 for his office.

Dr. Leung Wing Yin Patrick was appointed as an independent non-executive Director on 22 March 2006 and his annual remuneration is HK$60,000 for his office.

None of the Directors has entered into any service agreements with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Details of the Directors' remuneration are set out in note 11 to the financial statements. Save as disclosed in note 11 to the financial statements, there are no other emoluments, pension and any compensation arrangements for the Directors and past Directors as is specified in Section 161 and 161A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

DIRECTORS' INTERESTS IN SHARES

As at 31 December 2005, the following Directors had interests in the shares and underlying shares of the Company and shares in an associated corporation (as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("SFO")) of the Company as set out below and recorded in the register required to be kept under section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the required standard of dealings by directors of listed issuers as referred to in Rule 5.46 of the GEM Listing Rules:

Long positions in shares of HK$0.05 each in the capital of the Company ("Shares")

Name of Director	No. of Shares	Approximate percentage of total issued share capital of the Company
Chen Yuhong	22,967,472	3.14%
Cui Hui	20,000,000	2.73%
Peng Jiang	7,017,838	0.96%
Wang Hui	7,017,838	0.96%
Tang Zhen Ming	10,207,765	1.39%

Options to subscribe for Shares

Name of Director	Exercise Price (HK$)	No. of share options outstanding as at 31 December 2005	Percentage of total issued share capital of the Company	No. of underlying Shares interested in	Note
Chen Yuhong	0.58	1,200,000	0.16%	6,200,000	(1)
	0.65	5,000,000	0.68%		(2)
Cui Hui	0.65	500,000	0.07%	500,000	(2)
Duncan Chiu	0.65	1,000,000	0.14%	1,000,000	(2)
Peng Jiang	0.58	800,000	0.11%	3,800,000	(1)
	0.65	3,000,000	0.41%		(2)
Wang Hui	0.58	1,000,000	0.14%	4,500,000	(1)
	0.65	3,500,000	0.48%		(2)
Tang Zhen Ming	0.58	320,000	0.04%	2,920,000	(1)
	0.65	2,600,000	0.36%		(2)

Notes:

(1) The above share options were offered on 13th August 2003 under the share option scheme of the Company adopted on 2nd June 2003 (the "Share Option Scheme") and were accepted on 27th August 2003. The share options are exercisable for a period of ten years from the date of offer, subject to the following conditions:

Exercisable Period		
Commencing	**Ending**	**Number of share options exercisable**
13/08/2004	12/08/2013	25% of the total number of share options granted
13/08/2005	12/08/2013	25% of the total number of share options granted
13/08/2006	12/08/2013	25% of the total number of share options granted
13/08/2007	12/08/2013	25% of the total number of share options granted

(2) The above share options were offered on 13th May 2004 under the Share Option Scheme and were accepted on 10th June 2004. The share options are exercisable for a period of ten years from the date of offer, subject to the following conditions:

Exercisable Period		
Commencing	**Ending**	**Number of share options exercisable**
13/05/2004	12/05/2014	25% of the total number of share options granted
13/05/2005	12/05/2014	25% of the total number of share options granted
13/05/2006	12/05/2014	25% of the total number of share options granted
13/05/2007	12/05/2014	25% of the total number of share options granted

Report of the Directors

Save as disclosed above and so far as was known to the Directors, as at 31 December 2005 none of the Directors or chief executive of the Company had any interests or short positions in the shares, debentures or underlying shares of the Company or its associated corporations (as defined in Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the required standard of dealings by directors of listed issuers as referred to in Rules 5.46 of the GEM Listing Rules, to be notified to the Company and the Stock Exchange.

As at 31 December 2005, none of the Directors had any direct or indirect interest in any assets which had been, since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by, or leased to the Company or any member of the Group, or were proposed to be acquired or disposed of by, or leased to, any member of the Group.

As at 31 December 2005, none of the Directors were materially interested in any subsisting contract or arrangement which was significant in relation to the business of the Group.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

During the year ended 31 December 2005, none of the Directors was granted any options to subscribe for shares of the Company. As at 31 December 2005, none of the Directors had any rights to acquire shares in the Company save as disclosed above.

REQUIRED STANDARD OF SECURITIES DEALINGS BY DIRECTORS

During the year ended 31 December 2005, the Company had adopted a code of conduct for directors' securities transactions on terms no less exacting than the required standard of dealings set out in Rules 5.48 to 5.67 of the GEM Listing Rules. Having made specific enquiry with all the Directors, the Directors had complied with the required standard of dealings and the code of conduct for directors' securities transactions during the year ended 31 December 2005.

SHARE OPTION SCHEME

As at 31 December 2005, share options allowing for the subscription of an aggregate of 62,810,000 Shares granted to certain directors and employees of the Group pursuant to the Share Option Scheme were outstanding, with terms on the exercise of such share options granted as set out in Notes (1) and (2) in the section headed "Directors' Interests in Shares" above. During the year ended 31 December 2005, share options for the subscription of in aggregate 530,000 shares had lapsed.

Save as disclosed above, no share options have been granted, exercised or have lapsed pursuant to the Share Option Scheme as at 31 December 2005.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate. None of the Directors, or their spouses or children under 18 years of age, had any rights to subscribe for the shares of the Company, or had exercised any such rights during the period.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed in note 35 to the financial statements, no contracts of significance in relation to the Group's business to which the Company, any of its subsidiary, its holding company or any subsidiary of its holding company was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

During the year, the Group had entered into connected transactions and continuing connected transactions as set out below.

1. Leases of office premises by Beijing Chinasoft International Information Technology Limited ("Beijing Chinasoft") from CNSS

   (i) Lease of 9th Floor of Block A, 3rd Floor of Block C and 3rd Floor, West Tower of Block B of 55 Xue Yuan Nan Road, Haidian District, Beijing, PRC

Date of lease	:	1 January, 2005
Floor area of leased premises	:	1724.4031 square meters in aggregate
Term	:	1 January, 2005 to 31 December, 2005
Monthly rent	:	RMB40,255.58 for 9th Floor of Block A RMB55,735.02 for 3rd Floor of Block C RMB16,200 for 3rd Floor, West Tower of Block B
User	:	as office premises

(ii) Memorandum between Beijing Chinasoft and CNSS to add 5th Floor, Block B of 55 Xue Yuan Nan Road, Haidian District, Beijing, PRC to the lease under item (i) above

Date	:	1 September, 2005
Floor area of leased premises	:	359.5663 square meters in aggregate
Term	:	20 September, 2005 to 31 December, 2005
Monthly rent	:	Rent free period up to 9 October, 2005 RMB17,403 for October, 2005 RMB23,731.38 for each of November and December, 2005

(iii) Lease of 9th Floor of Block A of 55 Xue Yuan Nan Road, Haidian District, Beijing, PRC

Date of lease	:	1 February, 2005
Floor area of leased premises	:	609.9331 square meters in aggregate
Term	:	1 March, 2005 to 31 December, 2005
Monthly rent	:	RMB40,255.60
User	:	as office premises

CNSS is a substantial shareholder of the Company and is the landlord of the office premises leased to Beijing Chinasoft, a subsidiary of the Company, referred to above.

2. Agreements by the Group to engage Beijing Chinasoft Shiyuan Property Management Co. Ltd., a company held by CNSS as to about 41% of its equity interest (and thus an associate of CNSS and a connected person of the Company), to provide property management services with aggregate management fees amounting to RMB 1,141,812.48.

3. Acquisition of 51% equity interest in Chinasoft Resources

Date of agreement	:	28 April, 2005
Parties	:	CS&S(HK) Chinasoft International (Hong Kong) Limited ("Chinasoft (HK)")

Chinasoft (HK), a subsidiary of the Company, agreed to acquire a 51% equity interest in Chinasoft Resources from CS&S(HK), a substantial shareholder of the Company. The consideration for the acquisition was the issue of 34,872,453 Shares to CS&S(HK) and, subject to fulfillment of a condition and the exercise of a cash option, issue of an additional 23,248,302 Shares to CS&S(HK).

4. Commercial Agreement with Microsoft

Date of agreement	:	26 September, 2005
Parties	:	the Company
		Microsoft, which had entered into an agreement to subscribe for convertible preferred shares of the Company and was expected to hold more than 10% of the voting rights at general meetings of the Company and thus a connected person of the Company.

The Company and Microsoft entered into the agreement for a term of three years and agreed to drive revenue associated with delivering software solutions using certain software products of Microsoft to assist the Company in growing its IT service business in the PRC. Under such agreement, the Company will achieve a target revenue of US$3.0 million, US$4.5 million and US$6.75 million respectively for the three years commencing from the closing date for subscription for convertible preferred shares of the Company by Microsoft.

The Commercial Agreement constituted a continuing connected transaction of the Company. The annual cap amounts for the transactions contemplated under the Commercial Agreement are US$4.18 million, US$5.83 million and US$8.35 million for the three years ending 31 December, 2008.

5. Acquisition of 49% equity interest in Chinasoft Resources

Date of agreement	:	15 November, 2005
Parties	:	CS&S(HK)
		Chinasoft (HK)

Chinasoft (HK), a subsidiary of the Company, agreed to acquire the remaining 49% equity interest in Chinasoft Resources from CS&S(HK), a substantial shareholder of the Company. The consideration for the acquisition was:

(a) HK$20,940,000 payable with 14 days after the date of completion;

(b) an additional HK$10,470,283 if the audited consolidated net profit of Chinasoft Resources after taxation and minority interests but before extraordinary items for the year ended 31 December, 2005 is not less than RMB12 million; and

(c) a further amount of HK$10,470,283 if the number of IT outsourcing staff of Chinasoft Resources and its subsidiaries at 31 March, 2006 is not less than the number of such staff as at 28 April, 2005 (the date of the acquisition agreement for 51% of Chinasoft Resources).

6. Provision of software and services to a customer of CNSS

Date of agreement	:	21 November, 2005
Parties	:	(1) CNSS
		(2) Beijing Chinasoft

CNSS engaged Beijing Chinasoft to provide software and installation services for a management system software development and technology project of a customer of CNSS at a consideration of RMB1,374,107.

Beijing Chinasoft shall be responsible for the provision of software developed by itself, and the installation, after-sales and upgrading services to the customer of CNSS

7. A loan agreement dated 1 December, 2005 under which Beijing Chinasoft Cyber-Chinese International Information Technology Limited (held by CNSS as to 30% of its registered capital and thus an associate of CNSS and a connected person of the Company) borrowed an amount of RMB1,450,000 from Beijing Chinasoft for six months, which is unsecured and non-interest bearing.

The Company has complied with the disclosure requirements in accordance with Chapter 20 of the GEM Listing Rules in respect of the transactions under items 3, 4 and 5, but not in respect of the transactions under items 1, 2, 6 and 7.

Save as disclosed therein, there were no other transactions required to be disclosed as connected transactions and/or continuing connected transactions in accordance with the requirements of the GEM Listing Rules.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the aggregate turnover attributable to the Group's five largest customers accounted for less than 30% of the Group's total turnover and the Group's largest customer accounted for approximately 7% of the Group's total turnover.

The aggregate purchases during the year attributable to the Group's five largest suppliers was approximately 21% of the Group's total purchases and the Group's largest supplier accounted for approximately 5% of the Group's total purchases.

None of the directors, their associates, or any shareholders of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in any of the five largest suppliers or customers of the Group.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2005, so far as is known to the Directors, the following persons (other than a Director or chief executive of the Company) had an interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Long positions in Shares

Name	Nature of interest	Approximate number of Shares (million)	Approximate percentage of total issued share capital of the Company
CS&S (HK) (Note 1)	Beneficial interest	199.01	27.17%
CNSS (Note 1)	Interest of controlled corporation	199.01	27.17%
Chinasoft (HK) (Note 2)	Interest of persons acting in concert	199.01	27.17%
Far East Technology (Note 3)	Beneficial interest	169.89	23.2%
IFC (Note 4)	Beneficial interest	97.25	13.28%
Microsoft (Note 4)	Beneficial interest	97.25	13.28%
Authorative Industries Limited ("Authorative") (Note 5)	Beneficial interest	57.49	7.85%
Yang Haimo (Note 5)	Interest of controlled corporation	57.49	7.85%
Prosperity International Investment Corporation ("Prosperity") (Note 6)	Beneficial interest	39.79	5.43%

Name	Nature of interest	Approximate number of Shares (million)	Approximate percentage of total issued share capital of the Company
Joseph Tian Li (Note 6)	Interest of controlled corporation	39.79	5.43%
ITG Venture Capital Limited ("ITG") (Note 7)	Beneficial interest	36.94	5.04%
Zhou Qi (Note 7)	Interest of controlled corporation	36.94	5.04%

Notes:

1 CNSS is taken to be interested in the Shares in which CS&S (HK) is interested. CNSS holds approximately 99.3% of the total voting rights of CS&S (HK). The number of Shares in which CS&S (HK) is interested includes 23,248,302 Shares which may be issued by the Company to CS&S (HK) pursuant to an acquisition agreement between Chinasoft (HK) and CS&S (HK) dated 28th April 2005 subject to fulfillment of a condition and the exercise of a cash option.

2. Chinasoft (HK) and CS&S (HK) are parties to agreements to acquire interests in the Company which include provisions imposing restrictions with respect to the disposal of interests acquired, and Chinasoft (HK) is taken to be interested in the Shares in which CS&S (HK) is interested pursuant to section 318 of the SFO.

3. Mr. Duncan Chiu and Mr. David Chiu, who were an executive Director and a non-executive Director of the Company respectively as at 31 December 2005, are nominated by Far East Technology. Both Mr. Duncan Chiu and Mr. David Chiu are directors of Far East Technology.

4. IFC and Microsoft were each interested in 97,250,000 Shares which could be issued to each of them upon the conversion of the 97,250,000 Series A Preferred Shares agreed to be subscribed for by each of them pursuant to a subscription agreement with the Company dated 26th September 2005 subject to the satisfaction of condition precedents set forth in the subscription agreement.

5. Mr. Yang Haimo controls the exercise of more than one-third of the voting power at general meetings of Authorative, and is thus taken to be interested in the Shares held by Authorative.

6. The entire issued share capital of Prosperity is beneficially owned by Mr. Joseph Tian Li. Mr. Joseph Tian Li is taken to be interested in the Shares held by Prosperity.

7. The entire issued share capital of ITG is beneficially owned by Mr. Zhou Qi. Mr. Zhou Qi is taken to be interested in the Shares held by ITG.

Save as disclosed above, as at 31 December 2005, no other interest or short position in the Shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any listed securities of the Company' during the year under review.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

SPONSOR'S INTERESTS

As updated and notified by the Company's sponsor, Oriental Patron Asia Limited ("Oriental Patron"), neither Oriental Patron nor its directors, employees or associates had any interests in the share capital of the Company as at 31 December 2005 pursuant to Rules 6.36 and 18.75 of the GEM Listing Rules.

Pursuant to an agreement dated 9 June 2003 entered into between the Company and Oriental Patron, Oriental Patron received a fee for acting as the Company's retained sponsor for the period from 20 June 2003 to 31 December 2005.

COMPETING INTERESTS

As at 31 December 2005, Dr. Cui Hui, an executive Director, was interested in approximately 1.34% of the issued share capital of CNSS. Dr. Cui Hui also served as a director of CNSS. In addition, Madam Tang Min (an executive Director who was re-designated as a non-executive Director on 22 March 2006 and Dr. Chen Yuhong (an executive Director) had been appointed as directors of CNSS since August 2000 and April 2004 respectively. Although the Directors are of the view that the principal activities of CNSS do not directly compete with those of the Group currently, the Group and CNSS however are both engaged in the provision of information technology outsourcing.

Save as disclosed above, as at 31 December 2005, none of the Directors or the management shareholders of the Company and their respective associates (as defined under the GEM Listing Rules) had any interest in a business which competed or might compete with the business of the Group.

POST BALANCE SHEET EVENTS

A list of events which happened after the date of the consolidated balance sheet of the Group of 31 December 2005 are set out in note 36 to the financial statements.

AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Dr. Chen Yuhong
Managing Director

Beijing, 30 March 2006

CORPORATE GOVERNANCE PRACTICES

The board of directors of the Company believes that corporate governance is essential to the success of the Company and has adopted various measures to ensure that a high standard of corporate governance is maintained. The code provisions in the Code on Corporate Governance Practices contained in Appendix 15 of the GEM Listing Rules (the "Code on Corporate Governance Practices") have served as guideposts for the Company to follow in its implementation of corporate governance measures. The Company complied with all the code provisions in the Corporate Governance Practices during the year under review, particularly with respect to the management of the board of directors, financial reporting, communication with shareholders and the procedures for conduct of shareholders' meetings.

DIRECTORS' SECURITIES TRANSACTION

The Company has adopted a code of conduct regarding Directors' securities transactions on terms no less exacting than the required standard of dealings as set out in Rules 5.48 to 5.67 of the GEM Listing Rules. Having made specific enquiry of all the Directors, the Directors complied with such code of conduct and the required standard of dealings and its code of conduct regarding securities transactions by the Directors throughout the year ended 31 December 2005.

BOARD OF DIRECTORS

During the year in review and up to the date of this report, the board of directors of the Company comprises:

Executive directors:

Dr. Chen Yuhong	
Mr. Wang Hui	(appointed on 17 November 2005)
Dr. Tang Zhenming	(appointed on 17 November 2005)
Mr. Peng Jiang	(resigned on 22 March 2006)

Non-executive directors:

Ms. Tang Min (Chairman)	(formerly an executive Director and re-designated as non-executive Director on 22 March 2006)
Dr. Cui Hui	(formerly an executive Director and re-designated as non-executive Director on 22 March 2006)
Mr. Duncan Chiu	(formerly an executive Director and re-designated as non-executive Director on 22 March 2006)
Mr. Liu Zheng	
Mr. Timothy Chen Yung Cheng	(appointed on 22 March 2006)
Mr. David Chiu	(resigned on 22 March 2006)
Dr. Chen Qiwei	(resigned on 17 November 2005)

Independent non-executive directors:

Mr. He Ning	
Mr. Zeng Zhijie	
Dr. Leung Wing Yin Patrick	(appointed on 22 March 2006)
Mr. Au Yeung Shiu Kau Peter	(resigned on 22 March 2006)

During the year ended 31 December 2005, four full board meetings were held and the attendance of each director is set out as follows:

Name of Director	Number of board meetings attended in 2005	Attendance rate
Executive Directors:		
Dr. Chen Yuhong	4	100%
Mr. Wang Hui	–	N/A
Dr. Tang Zhenming	–	N/A
Mr. Peng Jiang	4	100%
Non-executive Directors:		
Ms. Tang Min	4	100%
Dr. Cui Hui	4	100%
Mr. Duncan Chiu	4	100%
Mr. Timothy Chen Yung Cheng	–	N/A
Mr. Liu Zheng	4	100%
Mr. David Chiu	4	100%
Dr. Chen Qiwei	4	100%
Independent non-executive Directors:		
Mr. He Ning	4	100%
Mr. Zeng Zhijie	4	100%
Mr. Au Yeung Shiu Kau Peter	4	100%
Dr. Leung Wing Yin Patrick	–	N/A

The Board is currently responsible for corporate strategy and development, overseeing the business operations of the Group, financial reporting, legal and regulatory compliance, directors' appointments, risk management, major acquisitions, disposals and capital transactions. Major corporate matters delegated by the Board to management include preparation of annual and interim accounts for board approval, execution of business strategies and initiatives adopted by the Board and implementation of internal control system.

Details of backgrounds and qualifications of the chairman of the Company and the other Directors are set out in the section headed "Report of the Directors" in this Annual Report. All Directors have given sufficient time and attention to the affairs of the Group. Each executive Director are suitably qualified for his or her position, and has sufficient experience to hold the position so as to carry out his duties effectively and efficiently.

Madam Tang Min and Dr. Cui Hui are both directors of CNSS, a substantial shareholder of the Company. Dr Chen Yuhong and Dr. Cui Hui have been appointed as senior vice presidents of CNSS since December, 2003. Mr. Duncan Chiu is the brother of Dato' David Chiu, a non-executive Director who resigned on 22 March 2006. Both Mr. Duncan Chiu and Dato' David Chiu are directors of Far East, a substantial shareholder of the Company. Save as aforesaid, there are no other relationships among the members of the board of Directors.

The three independent non-executive Directors appointed by the Company have appropriate and sufficient experience and qualification to carry out their duties so as to protect the interests of shareholders. Each independent non-executive Director gives an annual confirmation of his independence to the Company, and the Company considers these Directors to be independent under Rule 3.13 of the Listing Rules.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The post of the chairman of the board (held by Madam Tang Min) and the post of the chief executive officer (held by Dr. Chen Yuhong, the Managing Director) are segregated. Madam Tang is responsible for leadership and organization of the board of directors, whereas Dr. Chen Yuhong is in charge of management of the overall business operations of the Group.

APPOINTMENT OF NON-EXECUTIVE DIRECTORS

Madam Tang Min, Dr. Cui Hui and Mr. Duncan Chiu were re-designated as non-executive Directors for a term of two years from 22 March 2006 and are subject to termination by one month's notice by the Company or himself or herself. Mr. Timothy Chen Yung Cheng was appointed as a non-executive Director for two years from 22 March 2006, subject to termination by one month's notice by the Company or himself. The term of appointment of Mr. Liu Zheng as a non-executive Director expired on 20 June 2005 and has continued subject to termination by one month's notice by the Company or himself. Dr. Chen Qiwei and Mr. David Chiu resigned as non-executive Director with effect from 17 November 2005 and 22 March 2006 respectively.

REMUNERATION COMMITTEE

The remuneration committee was established on 28 June 2005. During the year under review, the chairman of the committee was Madam Tang Min, and other members included Mr. He Ning, Dr. Chen Yuhong Mr. Zeng Zhijie and Mr. Au Yeung Shiu Kau Peter. Madam Tang Min and Dr. Chen Yuhong are executive Directors and the remaining three members are independent non-executive Directors. Mr. Au Yeung Shiu Kau Peter has been replaced by Dr. Leung Wing Yin Patrick with effect from 22 March 2006.

The role and function of the remuneration committee included the determination of the specific remuneration packages of all executive Directors, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to the board of Directors for the remuneration of non-executive Directors. The remuneration committee will consider factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, employment conditions elsewhere in the Group and desirability of performance-based remuneration.

Details of attendance of the meeting of the Remuneration Committee are set out as follows:

Name of Director	Number of Meetings attended in 2005	Attendance rate
Madam Tang Min	1	100%
Dr. Chen Yuhong	1	100%
Mr. He Ning	1	100%
Mr. Zeng Zhijie	1	100%
Mr. Au Yeung Shiu Kau, Peter	1	100%
Dr. Leung Wing Yin, Patrick	–	N/A

The board of Directors considered that the existing terms of appointment and levels of remuneration of the Directors are fair and reasonable, and resolved that a review be carried out again in the year ending 31 December, 2006.

The Company adopted a share option scheme on 2 June 2003, which serves as an incentive to attract, retain and motivate talented eligible staff, including the Directors. Details of the share option scheme are set out in note 30* to the financial statements. The emolument payable to directors will depend on their respective contractual terms under employment contracts, if any, and as recommended by the remuneration committee. Details of the directors' remuneration are set out in note 11 to the financial statements.

NOMINATION OF DIRECTORS

During the year under review, one meeting was held by the board of Directors to consider the appointment and removal of directors. Details of attendance of the nomination of Directors meeting are set out as follows:

Name of member	Number of meetings attended in 2005	Attendance rate
Madam Tang Min	1	100%
Dr. Chen Yuhong	1	100%
Mr. Duncan Chiu	1	100%
Mr. Au Yeung Shiu Kau, Peter	1	100%

Prior to the convening of the annual general meeting of the Company in April 2005, the board of Directors resolved that Dr. Cui Hui and Mr. Liu Zheng should retire and stand for re-election at the annual general meeting in accordance with the requirements under the Articles of Association of the Company.

On 17 November, 2005, the board of Directors resolved that Dr. Tang Zhengming and Mr. Wang Hui, being senior management of the Group in charge of human resources and personnel training of the Group and product and solution development respectively, be appointed as executive Directors in recognition of their experience, expertise and contributions to the Group.

ACCOUNTABILITY AND AUDIT

The Directors are responsible for overseeing the preparation of accounts for each financial period, which give a true and fair view of the state of affairs of the Group and of tie results and cash flow for that period. In preparing the accounts for the year ended 31 December 2005, the Directors have selected suitable accounting policies and have applied them consistently, adopted appropriate Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") which are pertinent to its operations and relevant to the financial statements, made judgements and estimates that are prudent and reasonable, and have prepared the accounts on the going concern basis.

THE AUDIT COMMITTEE

The Company established an audit committee on 2 June 2003 and amended its written terms of reference to comply with the requirements in the Code on Corporate Governance Practices as set out in Appendix 15 of the GEM Listing Rules. The primary duties of the audit committee are to review and to supervise the financial reporting process and internal control system of the Group. During the year ended 31 December 2005, the audit committee comprised of two independent non-executive Directors, Mr. He Ning and Mr. Zeng Zhijie, and a non-executive Director, Dr. Chen Qiwei until his replacement by Mr. Au Yeung Shiu Kau, Peter, an independent non-executive Director on 17 November 2005. The audit committee met on a quarterly basis during the year ended 31 December 2005. Mr Au Yeung Shiu Kau, Peter has been replaced by Dr. Leung Wing Yin, Patrick as a member of the audit committee with effect from 22 March 2006.

The Group's unaudited quarterly and interim results and annual audited results during the year ended 31 December 2005 have been reviewed by the audit committee, which was of the opinion that the preparation of such results complied with the applicable accounting standards and requirements and that adequate disclosure has been made.

During the year under review, four meetings were held by the audit committee. Details of attendance of audit committee meetings are set out as follows:

Name of member	Number of meetings attended in 2005	Attendance rate
Mr. He Ning	4	100%
Mr. Zeng Zhijie	4	100%
Dr. Chen Qiwei	4	100%
Mr. Au Yeung Shiu Kau, Peter	–	N/A
Dr. Leung Wing Yin, Patrick	–	N/A

AUDITORS' REMUNERATION

The audit committee of the Company is responsible for considering the appointment of the external auditor and reviewing any non-audit functions performed by the external auditor, including whether such non-audit functions could lead to any potential material adverse effect on the Company. During the year under review, the Group was required to pay an aggregate of approximately HK$1.6 million* to the external auditors for their services including audit, due diligence and other advisory services.

INTERNAL CONTROL

During the year under review, the Company periodically conducted reviews of its system of internal control to ensure its effectiveness and adequacy. The Company periodically convened meetings to discuss financial, operational and risk management control.

INVESTORS RELATIONS

The Company has disclosed all necessary information to the shareholders in compliance with GEM Listing Rules. Meetings are held with media and investors periodically. The Company also replied to the enquires from shareholders in a timely manner. The Directors host a annual general meeting each year to meet the shareholders and answer their enquiries.

Deloitte.
德勤

TO THE SHAREHOLDERS OF CHINASOFT INTERNATIONAL LIMITED
(incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of Chinasoft International Limited (the "Company") and its subsidiaries (the "Group") from pages 62 to 110 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for the preparation of consolidated financial statements which give a true and fair view. In preparing consolidated financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the consolidated financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 December 2005 and of its profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
30 March 2006

Consolidated Income Statement

for the year ended 31 December 2005

	NOTES	2005 RMB'000	2004 RMB'000 (restated)
Turnover	7	**382,275**	293,896
Cost of sales		**(264,279)**	(213,243)
Gross profit		**117,996**	80,653
Other operating income		**4,649**	802
Selling and distribution costs		**(18,918)**	(10,613)
Administrative expenses		**(44,564)**	(27,401)
Allowance for doubtful debts		**(9,264)**	(3,768)
Amortisation of intangible assets		**(2,950)**	(702)
Amortisation of goodwill		**–**	(977)
Finance costs	8	**(25)**	(104)
Share of results of associates		**1,790**	1,143
Release of negative goodwill of an associate		**–**	19
Profit before taxation		**48,714**	39,052
Taxation	9	**(5,718)**	(3,841)
Profit for the year	10	**42,996**	35,211
Attributable to:			
Equity holders of the parent		**39,656**	32,205
Minority interests		**3,340**	3,006
		42,996	35,211
Dividend	12	**7,394**	6,784
Earnings per share	13		
Basic		**RMB0.0556**	RMB0.0487
Diluted		**RMB0.0543**	RMB0.0485

at 31 December 2005

	NOTES	2005 RMB'000	2004 RMB'000 (restated)
Non-current assets			
Property, plant and equipment	14	**23,288**	11,682
Intangible assets	15	**18,003**	14,909
Goodwill	16	**79,168**	27,226
Interests in associates	17	**8,303**	1,658
Prepaid lease payments	35	**216**	–
		128,978	55,475
Current assets			
Inventories	18	**22,670**	34,485
Trade and other receivables	19	**182,113**	163,955
Amount due from a related company	20	**1,815**	1,978
Loan to a related company	35	**1,450**	–
Loans to employees	21	**–**	310
Pledged deposits	22	**1,653**	1,093
Bank balances and cash	23	**100,086**	74,029
		309,787	275,850
Current liabilities			
Trade and other payables	24	**98,270**	100,321
Bills payable	23	**26,781**	28,414
Amount due to a shareholder	25	**9**	50
Dividend payable to a shareholder		**–**	498
Taxation payable		**2,846**	1,426
		127,906	130,709
Net current assets		**181,881**	145,141
Total assets less current liabilities		**310,859**	200,616
Non-current liabilities			
Deferred tax liabilities	26	**1,824**	1,221
		309,035	199,395

Consolidated Balance Sheet

at 31 December 2005

	NOTES	2005 RMB'000	2004 RMB'000 (restated)
Capital and reserves			
Share capital	27	**38,816**	36,968
Reserves	29	**256,187**	162,427
Equity attributable to equity holders of the parent		**295,003**	199,395
Minority interests		**14,032**	–
Total equity		**309,035**	199,395

The financial statements on pages 62 to 110 were approved and authorised for issue by the board of directors on 30 March 2006 and are signed on its behalf by:

Dr. Chen Yuhong
DIRECTOR

Duncan Chiu
DIRECTOR

Consolidated Statement of Changes in Equity

for the year ended 31 December 2005

	Attributable to the equity holders of the parent												
	Share capital RMB'000	Share premium RMB'000	Issuable shares RMB'000 (note 30)	Translation reserve RMB'000	Share options reserve RMB'000	General reserve fund RMB'000 (note 29)	Statutory Enterprise expansion fund RMB'000 (note 29)	Statutory surplus reserve fund RMB'000 (note 29)	Statutory public welfare fund RMB'000 (note 29)	Accumulated profits RMB'000	Total RMB'000	Minority interests RMB'000	Total RMB'000
At 1 January 2004 as originally stated	33,920	45,080	-	49	-	1,074	589	-	-	45,399	126,111	-	126,111
Effects of changes in accounting policies (see note 3)	-	-	-	-	164	-	-	-	-	(164)	-	14,182	14,182
At 1 January 2004 as restated	33,920	45,080	-	49	164	1,074	589	-	-	45,235	126,111	14,182	140,293
Exchange differences arising from translation of overseas operations and net gain not recognised in the consolidated income statement	-	-	-	41	-	-	-	-	-	-	41	-	41
Share of changes in equity of an associate	-	-	-	-	-	176	-	-	-	(176)	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	-	32,205	32,205	3,006	35,211
Total recognised income for the year	-	-	-	41	-	176	-	-	-	32,029	32,246	3,006	35,252
Recognition of equity-settled share based payments	-	-	-	-	3,328	-	-	-	-	-	3,328	-	3,328
New issue of shares (see note 27(a))	3,048	41,446	-	-	-	-	-	-	-	-	44,494	-	44,494
Acquisition of additional interest of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(17,188)	(17,188)
Dividend for 2004 paid	-	(1,341)	-	-	-	-	-	-	-	(5,443)	(6,784)	-	(6,784)
At 31 December 2004	36,968	85,185	-	90	3,492	1,250	589	-	-	71,821	199,395	-	199,395
Effects of changes in accounting policies (see note 3)	-	-	-	-	-	-	-	-	-	111	111	-	111
At 1 January 2005 as restated	36,968	85,185	-	90	3,492	1,250	589	-	-	71,932	199,506	-	199,506
Exchange differences arising from translation of overseas operations and net gain not recognised in the consolidated income statement	-	-	-	(2,137)	-	-	-	-	-	-	(2,137)	-	(2,137)
Share of changes in equity of an associate	-	-	-	-	-	184	-	-	-	(184)	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	-	39,656	39,656	3,340	42,996
Total recognised (expense) income for the year	-	-	-	(2,137)	-	184	-	-	-	39,472	37,519	3,340	40,859
New issue of shares (see note 27(b))	1,848	35,487	-	-	-	-	-	-	-	-	37,335	-	37,335
Shares issuable on acquisition of subsidiaries	-	-	24,420	-	-	-	-	-	-	-	24,420	-	24,420
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	10,692	10,692
Recognition of equity-settled share based payments	-	-	-	-	3,617	-	-	-	-	-	3,617	-	3,617
Transfer of share options reserve to accumulated profits upon lapse of share options	-	-	-	-	(11)	-	-	-	-	11	-	-	-
Appropriations	-	-	-	-	-	139	139	63	32	(373)	-	-	-
Dividend for 2005 paid	-	-	-	-	-	-	-	-	-	(7,394)	(7,394)	-	(7,394)
At 31 December 2005	38,816	120,672	24,420	(2,047)	7,098	1,573	728	63	32	103,648	295,003	14,032	309,035

Consolidated Cash Flow Statement

for the year ended 31 December 2005

	NOTE	2005 RMB'000	2004 RMB'000 (restated)
Operating activities			
Profit before taxation		**48,714**	39,052
Adjustments for:			
Share of results of associates		**(1,790)**	(1,143)
Finance costs		**25**	104
Interest income		**(548)**	(442)
Amortisation of intangible assets		**2,950**	702
Amortisation of goodwill		**-**	977
Release of negative goodwill of an associate		**-**	(19)
Depreciation of property, plant and equipment		**3,646**	2,370
Allowance for doubtful debts		**9,264**	3,768
Allowance for inventories		**1,181**	653
Share option expense		**3,578**	3,298
Operating cash flows before movements in working capital		**67,020**	49,320
Decrease (increase) in inventories		**12,113**	(27,819)
Increase in trade and other receivables		**(17,882)**	(91,744)
(Decrease) increase in trade and other payables		**(11,613)**	72,112
(Decrease) increase in bills payable		**(1,633)**	25,466
Cash generated from operations		**48,005**	27,335
Interest paid		**(25)**	(104)
PRC Enterprise Income Tax paid		**(3,696)**	(2,767)
Net cash from operating activities		**44,284**	24,464
Investing activities			
Dividend received from an associate		**1,768**	1,000
Repayment from employees		**310**	721
Interest received		**548**	442
Acquisition of a subsidiary	30	**15,214**	365
Additions of development costs		**(5,424)**	(5,890)
Purchase of technical knowhow		**(500)**	(6,222)
Purchase of software		**(120)**	–
Purchase of property, plant and equipment		**(11,421)**	(5,386)
Establishment of an associate		**(2,300)**	–
Acquisition of an associate		**(4,200)**	(1,444)
Increase in pledged deposits		**(560)**	(350)
Net cash used in investing activities		**(6,685)**	(16,764)

for the year ended 31 December 2005

	2005 RMB'000	2004 RMB'000 (restated)
Financing activities		
Dividend paid	**(7,892)**	(6,286)
Loan to a related company	**(1,450)**	–
Bank loans repaid	**–**	(10,000)
Dividend paid to minority shareholder of a subsidiary	**–**	(1,500)
Repayment to a shareholder	**(41)**	–
Net cash used in financing activities	**(9,383)**	(17,786)
Net increase (decrease) in cash and cash equivalents	**28,216**	(10,086)
Cash and cash equivalents at beginning of the year	**74,029**	84,074
Effect of foreign exchange rate changes	**(2,159)**	41
Cash and cash equivalents at end of the year representing bank balances and cash	**100,086**	74,029

1. GENERAL INFORMATION OF THE COMPANY

The Company was incorporated as an exempted company with limited liability in the Cayman Islands on 16 February 2000 under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

The shares of the Company are listed on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") with effect from 20 June 2003.

The addresses of the registered office and principal places of business of the Company are disclosed in the "Corporate Information" section to the annual report.

The financial statements are presented in Renminbi dollars, which is the same as the functional currency of the Group.

The Company is an investment holding company. The principal activities of the Group are development and provision of solutions, provision of information technology ("IT") consulting, training, outsourcing services and sale of standalone software and hardware products.

Particulars of the Company's subsidiaries at 31 December 2005 are set out as follows:

Name of company	Place of incorporation or establishment/ operation	Issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital/registered capital held by the Company		Principal activities
			Directly	Indirectly	
Chinasoft International Holdings Limited*	Samoa/ Hong Kong	US$1	100%	-	Investment holding
Chinasoft International (Hong Kong) Limited ("Chinasoft (HK)")**	Hong Kong	HK$100	-	100%	Investment holding and trading of standalone software and hardware products
北京中軟國際信息技術有限公司 Chinasoft International Information Technology Limited ("Chinasoft Beijing")***	PRC	RMB50,000,000	-	100%	Provision of solutions, information technology outsourcing, information technology consulting services, software development and trading of standalone software and hardware products
中軟國際(廣州)信息技術有限公司 Chinasoft International (Guang Zhou) Information Technology Limited ("Chinasoft Guangzhou")***	PRC	HK$5,000,000	-	100%	Provision of solutions, information technology outsourcing, information technology consulting services and trading of standalone software and hardware products

1. GENERAL INFORMATION OF THE COMPANY – Continued

Name of company	Place of incorporation or establishment/ operation	Issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital/registered capital held by the Company		Principal activities
			Directly	Indirectly	
中軟國際(杭州)信息技術有限公司 Chinasoft International (Hang Zhou) Information Technology Limited ("Chinasoft Hangzhou")***	PRC	HK$5,000,000	-	100%	Provision of solutions, information technology outsourcing, information technology consulting services and trading of standalone software and hardware products
中軟總公司計算機培訓中心****	PRC	RMB500,000	–	100%	Provision of information, technology consultancy and training services
中軟國際(昆明)信息技術有限公司 Chinasoft International (Kunming) Information Technology Limited*** ("Chinasoft Kunming")	PRC	Nil (note 1)	–	100%	Not yet commenced business
北京中軟資源信息科技服務有限公司 Chinasoft Resources Information Technology Services Limited*** ("Chinasoft Resources Beijing")	PRC	US$800,000	–	51%	Provision of information technology outsourcing services

1. GENERAL INFORMATION OF THE COMPANY – Continued

Name of company	Place of incorporation or establishment/ operation	Issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital/registered capital held by the Company		Principal activities
			Directly	Indirectly	
深圳市中軟資源技術服務有限公司 Shenzhen Chinasoft Resources Information Technology Services Limited***** ("Chinasoft Resources Shenzhen")	PRC	RMB5,000,000	–	50.9% (note 2)	Provision of information technology outsourcing services
上海中軟資源技術服務有限公司 Shanghai Chinasoft Resources Information Technology Services Limited***** ("Chinasoft Resources Shanghai")	PRC	RMB3,000,000	–	30.6% (note 2)	Provision of information technology outsourcing services

* International company
** Limited liability company
*** Wholly foreign-owned enterprise
**** 中華人民共和國事業單位
***** Sino foreign-owned enterprise

None of the subsidiaries had any debt securities subsisting at 31 December 2005 or at any time during the year.

Notes:

1. No capital was contributed to this subsidiary up to 31 December 2005.

2. These subsidiaries were directly held by Chinasoft Resources Beijing which in turn was directly held as to 51% by Chinasoft (HK).

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of taxation of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented:

Business Combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1 January 2005. In previous years, goodwill arising on acquisitions was capitalised and amortised over its estimated useful life. The Group has applied the transitional provisions in HKFRS 3. With respect to goodwill previously capitalised on the balance sheet, on 1 January 2005, the Group eliminated the carrying amount of the related accumulated amortisation of RMB977,000 with a corresponding decrease in the cost of goodwill (see note 16). The Group has discontinued amortising such goodwill from 1 January 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 have not been restated (see note 3 for the financial impact).

Excess of the Group's interest in the net fair value of acquiree's identifiable assets and liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, "Business Combinations" any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In the prior year, negative goodwill of RMB111,000 arising on acquisition of an associate was presented as a deduction from share of net assets in interest in an associate and released to income on a straight-line basis over five years, representing the remaining weighted average useful life of the depreciable assets acquired. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised the negative goodwill on 1 January 2005. A corresponding adjustment to the Group's retained earnings of RMB111,000 has been made.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES – Continued

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors, employees and customers of the Group and employees of a Group's associate, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 January 2005. In relation to share options granted before 1 January 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7 November 2002 and vested before 1 January 2005. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. Comparative figures have been restated (see note 3 for the financial impact).

The Group and the Company have not early applied the following new HKFRSs and HKFRS interpretations ("HK(IFRIC) – INT") that have been issued but are not yet effective. The directors of the Company have commenced considering the potential impact of these new HKFRSs and HKFRS interpretations. Except for HKAS 39 & HKFRS 4 (Amendments) on financial guarantee contracts (which requires financial guarantees to be initially measured at fair value), which may have potential impact to the financial statements, the directors anticipate that the adoption of these new HKFRSs and HKFRS interpretations should not result in any significant changes in the future as to how the results and financial position are prepared and presented. The Group and the Company are still not in the position to reasonably estimate the impact that may arise from HKAS 39 and HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital disclosures [1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures [2]
HKAS 21 (Amendment)	Net investment in a foreign operation [2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions [2]
HKAS 39 (Amendment)	The fair value option [2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts [2]
HKFRS 6	Exploration for and evaluation of mineral resources [2]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease [2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds [2]

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES – Continued

Share-based payments – Continued

HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market- waste electrical and electronic equipment [3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [4]

1 Effective for annual periods beginning on or after 1 January 2007.

2 Effective for annual periods beginning on or after 1 January 2006.

3 Effective for annual periods beginning on or after 1 December 2005.

4 Effective for annual periods beginning on or after 1 March 2006.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described above on the results for the current and prior years are as follows:

	2005 RMB'000	2004 RMB'000
Non-amortisation of goodwill	(2,820)	–
Decrease in share of results of associates	283	76
Decrease in taxation	(283)	(76)
Release of negative goodwill of an associate	19	–
Recognition of share-based payments as expenses	3,617	3,328
Decrease in profit for the year	816	3,328

The effects by income statement items of the application of the new HKFRSs for the years ended 31 December 2005 and 2004 are summarised below:

	2005 RMB'000
Increase in cost of sales	(1,016)
Increase in selling and distribution costs	(789)
Increase in administrative expenses	(1,773)
Decrease in amortisation of goodwill	2,820
Decrease in share of results of associates	(39)
Decrease in release of negative goodwill of an associate	(19)
Decrease in profit for the year	(816)

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES – Continued

	2004 (originally stated) RMB'000	Adjustments RMB'000	2004 (restated) RMB'000
Cost of sales	(212,294)	(949)	(213,243)
Selling and distribution costs	(9,883)	(730)	(10,613)
Administrative expenses	(25,782)	(1,619)	(27,401)
Share of result of an associate	1,249	(106)	1,143
Taxation	(3,917)	76	(3,841)
Decrease in profit for the year		(3,328)	

The cumulative effects of the application of the new HKFRSs as at 31 December 2004 and 1 January 2005 are summarised below:

	As at 31 December 2004 (originally stated) RMB'000	**Retrospective adjustments** RMB'000	**As at 31 December 2004 (restated)** RMB'000	**Prospective adjustments** RMB'000	**As at 1 January 2005 (restated)** RMB'000
Balance sheet items					
Interest in an associate	1,658	–	1,658	111	1,769
Increase in asset				111	
Share options reserve	–	3,492	3,492	–	3,492
Accumulated profits	75,313	(3,492)	71,821	111	71,932
Total effect on equity		–		111	

The financial effects of the application of the new HKFRSs to the Group's equity on 1 January 2004 are summarised below:

	As originally stated RMB'000	**Retrospective adjustment** RMB'000	**As restated** RMB'000
Share options reserve	–	164	164
Accumulated profits	45,399	(164)	45,235
Minority interests	–	14,182	14,182
Total effect on equity		14,182	
Minority interests	14,182	(14,182)	–

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments which are measured initially at fair value.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the GEM of the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or associate at the date of acquisition.

For previously capitalised goodwill, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

4. SIGNIFICANT ACCOUNTING POLICIES – Continued

Goodwill – Continued

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of the subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Service income from solutions and IT outsourcing on project-based IT development contracts is recognised on the percentage of completion method by reference to the value of work carried out during the year.

4. SIGNIFICANT ACCOUNTING POLICIES – Continued

Revenue recognition – Continued

Income from provision of IT outsourcing, IT consulting and training services is recognised when the services are performed.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

VAT tax refund is recognised when becomes receivable.

Impairment losses (other than goodwill (see the accounting policy in respect of goodwill))

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method, at the following rates per annum:

Leasehold improvements	18% – 20%
Furniture, fixtures and equipment	18% – 30%
Motor vehicles	9% – 11¼%

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

4. SIGNIFICANT ACCOUNTING POLICIES – Continued

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Renminbi dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

4. SIGNIFICANT ACCOUNTING POLICIES – Continued

Retirement benefit costs

Payments to the state-managed retirement benefit schemes or the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

On initial recognition, intangible assets acquired separately are recognised at cost. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives.

4. SIGNIFICANT ACCOUNTING POLICIES – Continued

Intangible assets – Continued

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Research and development expenditures

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over the estimated useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

Technical knowhow

Technical knowhow is measured initially at cost and amortised on a straight-line basis over its estimated useful life.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Project-based IT development contracts

When the outcome of a contract for project-based IT development can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that costs incurred to date bear to estimated costs for each contract.

When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Where it is probable that the total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

4. SIGNIFICANT ACCOUNTING POLICIES – Continued

Equity-settled share – based payment transactions

Share options granted to employees of the Group, employees of an associate of the Group and customers of the Group

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in share options reserve.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to accumulated profits.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are also discussed below.

Allowance for doubtful debts

The policy for allowance for doubtful debts of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGUs to which goodwill has been allocated. The Group has obtained business valuation of the relevant CGUs prepared by independent professional valuers for the purpose of goodwill impairment testing. As at 31 December 2005, the carrying amount of goodwill was RMB79,168,000. Details of the recoverable amount calculation are disclosed in note 16.

Estimated impairment of intangible assets

Determining whether intangible assets are impaired requires an estimation of the recoverable amount of the intangible assets. The Group has obtained valuations of the relevant intangible assets prepared by independent professional valuers for the purpose of intangible assets impairment testing. As at 31 December 2005, the carrying amount of intangible assets was RMB18,003,000.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include trade and other receivables, bank balances, trade and other payables and bills payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

It is the Group's policy for each operating entity to operate in local currency as far as possible to minimise currency risk. The Group's principal businesses are conducted and recorded in Renminbi dollars. Since the impact of foreign exchange exposure is minimal, no hedging against foreign currency exposure has been carried out by the management.

Interest rate risk

The Group is exposed to cash flow interest rate risk through the impact of rate changes on interest bearing financial assets which are mainly short-term bank deposits. Since the bank deposits are all short-term in nature, any future variation in interest rates will not have a significant impact on the results of the Group.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 December 2005 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. The Group reviews the recoverable amount of each individual trade receivable to ensure that adequate impairment losses, if necessary, are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Group's concentration of credit risk by geographical locations is mainly in the People's Republic of China (the "PRC"). The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

7. TURNOVER AND SEGMENT INFORMATION

Turnover represents the net amounts received and receivable for goods sold and services rendered during the year.

Business segments

For management purposes, the Group is currently organised into four operating divisions – solutions, IT outsourcing, IT consulting and training services, and sale of standalone software and hardware products. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented as follows:

INCOME STATEMENT

For the year ended 31 December 2005

	Solutions RMB'000	IT outsourcing RMB'000	IT consulting and training services RMB'000	Sale of standalone software and hardware products RMB'000	Consolidated RMB'000
Turnover	301,075	53,034	7,552	20,614	382,275
Segment result	96,597	8,743	133	5,252	110,725
Unallocated other operating income					4,649
Unallocated corporate expenses					(56,211)
Amortisation of intangible assets					(2,950)
Allowance for doubtful debts					(9,264)
Finance costs					(25)
Share of results of associates					1,790
Profit before taxation					48,714
Taxation					(5,718)
Net profit for the year					42,996

7. TURNOVER AND SEGMENT INFORMATION – Continued

INCOME STATEMENT – Continued

For the year ended 31 December 2004

	Solutions RMB'000	IT outsourcing RMB'000	IT consulting and training services RMB'000	Sale of standalone software and hardware products RMB'000	Consolidated RMB'000 (restated)
Turnover	240,820	34,286	6,298	12,492	293,896
Segment result	66,479	4,496	105	6,106	77,186
Unallocated other operating income					802
Unallocated corporate expenses					(34,547)
Amortisation of intangible assets					(702)
Allowance for doubtful debts					(3,768)
Amortisation of goodwill					(977)
Finance costs					(104)
Share of result of an associate					1,143
Release of negative goodwill of an associate					19
Profit before taxation					39,052
Taxation					(3,841)
Net profit for the year					35,211

No business segment information for the assets, liabilities, capital additions, depreciation and amortisation and other non-cash expenses of the Group is shown as all the assets and liabilities are shared by the business segments and cannot be separately allocated.

Geographical segments

No geographical segment information of the Group is shown as the operating businesses of the Group are substantially carried out in the PRC and the Group's assets and liabilities are substantially located in the PRC.

8. FINANCE COSTS

	2005 RMB'000	2004 RMB'000
Interest on borrowings wholly repayable within five years:		
Bank loans	**3**	25
Other borrowings	**22**	79
	25	104

9. TAXATION

	THE GROUP	
	2005 RMB'000	2004 RMB'000 (restated)
The charge comprises:		
PRC Enterprise Income Tax	**5,115**	3,030
Deferred tax (note 26)	**603**	811
Tax charge attributable to the Company and its subsidiaries	**5,718**	3,841

No provision for Hong Kong Profits Tax has been made for the year ended 31 December 2005 as the Group had no assessable profit in Hong Kong for the year.

No provision for Hong Kong Profits Tax had been made for the year ended 31 December 2004 as the assessable profit in Hong Kong of the Group was wholly absorbed by tax losses brought forward.

The statutory rate of PRC Enterprise Income Tax is 33%.

Certain group companies are subject to certain tax exemption arrangements as set out below.

Pursuant to an approval document issued by the State Bureau of Beijing Haidian District dated 21 November 2000, 北京中軟國際信息技術有限公司 ("Chinasoft Beijing"), a subsidiary of the Company, had been designated as an advanced technology enterprise and its income tax rate was reduced from 33% to 15%. Moreover, Chinasoft Beijing was entitled to the three year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2000. As a result, Chinasoft Beijing is subject to the income tax computed at the rate of 7.5% for the three years ended 31 December 2005 and at the rate of 15% on its taxable profit thereafter.

9. TAXATION – Continued

Pursuant to an approval document issued by the Guangzhou Science and Technology Bureau dated 31 March 2004, 中軟國際(廣州)信息技術有限公司 ("Chinasoft Guangzhou"), a subsidiary of the Company, had been designated as an advanced technology enterprise and its income tax rate was reduced from 33% to 15%. Moreover, pursuant to another approval document issued by the Guangzhou National Tax Bureau dated 2 June 2004, Chinasoft Guangzhou was entitled to the two year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2003.

Pursuant to an approval document issued by the Beijing Science and Technology Commission dated 25 June 2004, 北京中軟資源信息科技服務有限公司 ("Chinasoft Resources Beijing"), a subsidiary of the Company, had been designated as an advanced technology enterprise and its income tax rate was reduced from 33% to 15%. Moreover, Chinasoft Resources Beijing was entitled to the three year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2004.

Pursuant to an approval document issued by the State Bureau of Shenzhen Nanshan District dated 1 March 2005, 深圳市中軟資源技術服務有限公司 ("Chinasoft Resources Shenzhen"), a subsidiary of the Company, had been designated as a newly established software enterprise. As a result, Chinasoft Resources Shenzhen was entitled to the two year's exemption from income tax followed by three years of 50% tax reduction commencing from the first profit-making year with effect from 2004.

The tax charge for the year can be reconciled to profit before taxation as follows:

	2005 **RMB'000**	2004 RMB'000 (restated)
Profit before taxation	**48,714**	39,052
Tax at PRC Enterprise Income Tax rate of 33%	**16,076**	12,887
Tax effect of share of results of associates	**(592)**	(412)
Tax effect attributable to tax exemptions granted to PRC subsidiaries	**(15,718)**	(11,976)
Tax effect of expenses not deductible for tax purpose	**3,974**	2,736
Tax effect of income not taxable for tax purpose	**(7)**	(7)
Tax effect of utilisation of tax losses previously not recognised	**–**	(37)
Tax effect of tax losses not recognised	**261**	–
Effect of different tax rate of subsidiaries	**1,405**	864
Others	**319**	(214)
Tax charge for the year	**5,718**	3,841

10. PROFIT FOR THE YEAR

	2005 RMB'000	2004 RMB'000 (restated)
Profit for the year has been arrived at after charging:		
Directors' remuneration (note 11)	**2,489**	1,903
Other staff costs	**53,901**	29,048
Retirement benefit costs	**3,182**	969
Share option expense	**2,322**	2,219
Total staff costs	**61,894**	34,139
Share option expense		
– granted to employees of an associate	**150**	116
– granted to customers	**465**	414
	615	530
Allowance for doubtful debts	**9,264**	3,768
Allowance for inventories	**1,181**	653
Auditors' remuneration		
– current year	**1,518**	795
– underprovision in prior year	**–**	138
	1,518	933
Cost of inventories recognised as an expense	**195,608**	190,624
Depreciation of property, plant and equipment	**3,646**	2,370
Minimum lease payments in respect of land and buildings	**4,605**	2,640
Share of taxation of associates (included in share of results of associates)	**283**	76
and after crediting:		
Interest income	**548**	442
VAT tax refund	**3,441**	142

11. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Directors' emoluments

Details of emoluments to the directors of the Company for the year ended 31 December 2005 are as follows:

	Executive director							Non-executive director			Independent non-executive director			
	Chen Yuhong	Peng Jiang	Duncan Chiu	Cui Hui	Tang Min	Wang Hui	Tang Zhenming	David Chiu	Chen Qiwei	Liu Zheng	He Ning	Zeng Zhijie	Au Yeung Shiu Kau Peter	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Fees for:														
Executive directors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-executive directors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Independent non-executive directors	-	-	-	-	-	-	-	-	-	-	64	64	64	192
Other emoluments for executive directors:														
Salaries and other benefits	495	405	120	120	120	47	35	-	-	-	-	-	-	1,342
Share option expense	352	214	62	-	-	31	21	-	-	-	-	-	-	680
Retirement benefit costs	14	14	-	-	-	2	1	-	-	-	-	-	-	31
Discretionary bonus (note)	-	-	-	-	-	-	-	-	-	-	-	244	-	244
	861	633	182	120	120	80	57	-	-	-	64	308	64	2,489
Other emoluments for non-executive directors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other emoluments for independent non-executive directors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total directors' remuneration	861	633	182	120	120	80	57	-	-	-	64	308	64	2,489

Note: After a review by the board of directors ("BOD") on 7 October 2005, the BOD resolved to pay a special bonus of RMB244,000 to Mr. Zeng Zhijie in recognition of his duties, responsibilities and satisfactory performance.

11. DIRECTORS' AND EMPLOYEES' EMOLUMENTS – Continued

Directors' emoluments – continued

Details of emoluments to the directors of the Company for the year ended 31 December 2004 are as follows:

	Executive director					Non-executive director			Independent non-executive director			
	Chen Yuhong RMB'000	Peng Jiang RMB'000	Duncan Chiu RMB'000	Cui Hui RMB'000	Tang Min RMB'000	David Chiu RMB'000	Chen Qiwei RMB'000	Liu Zheng RMB'000	He Ning RMB'000	Zeng Zhijie RMB'000	Au Yeung Shiu Kau Peter RMB'000	Total RMB'000
Fees for:												
Executive directors	-	-	-	-	-	-	-	-	-	-	-	-
Non-executive directors	-	-	-	-	-	-	-	-	-	-	-	-
Independent non-executive directors	-	-	-	-	-	-	-	-	64	64	16	144
Other emoluments for executive directors:												
Salaries and other benefits	488	412	120	120	30	-	-	-	-	-	-	1,170
Share option expense	325	199	55	-	-	-	-	-	-	-	-	579
Retirement benefit costs	5	5	-	-	-	-	-	-	-	-	-	10
	818	616	175	120	30	-	-	-	64	64	16	1,903
Other emoluments for non-executive directors	-	-	-	-	-	-	-	-	-	-	-	-
Other emoluments for independent non-executive directors	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
Total directors' remuneration	818	616	175	120	30	-	-	-	64	64	16	1,903

11. DIRECTORS' AND EMPLOYEES' EMOLUMENTS – Continued

Employees' emoluments

Of the five individuals with the highest emoluments in the Group, three (2004: two) were directors of the Company whose emoluments were included above. One of the three highest paid directors was promoted from an employee to a director during the year. The emoluments of the remaining two (2004: three) highest paid individuals, including the employee's emoluments of the director before his promotion were as follows:

	2005 RMB'000	2004 RMB'000 (restated)
Salaries and other benefits	**1,420**	1,133
Share option expense	**364**	357
Retirement benefit costs	**40**	24
Discretionary bonus	**143**	–
	1,967	1,514

Their emoluments were within the following bands:

	No. of employees	
	2005	2004
HK$ nil to HK$1,000,000 (equivalent to RMB1,060,000)	**4**	5
HK$1,000,001 to HK$1,500,000	**1**	–
	5	5

During both years, no emoluments were paid by the Group to the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Group, or as compensation for loss of office.

None of the directors waived any emoluments during both years.

12. DIVIDEND

On 28 April 2005, the Company declared a final dividend of HK$0.01 (equivalent to RMB0.0106) per share amounted to HK$6,975,000 (equivalent to RMB7,394,000) for the year ended 31 December 2004 to its shareholders. The amount was paid to its shareholders in May 2005.

A final dividend of HK$0.025 (equivalent to RMB0.026) per share amounted to RMB19,041,684 has been proposed by the directors and is subject to approval by the shareholders in general meeting.

13. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	2005	2004
	RMB'000	RMB'000 (restated)
Earnings for the purposes of calculating basic and diluted earnings per share	**39,656**	32,204

	Number of shares	
	2005	2004 (restated)
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**713,455,342**	661,267,123
Effect of dilutive potential ordinary shares issuable under the Company's share option scheme	**17,278,640**	2,338,860
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**730,733,982**	663,605,983

14. PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements RMB'000	Furniture, fixtures and equipment RMB'000	Motor vehicles RMB'000	Total RMB'000
COST				
At 1 January 2004	2,754	6,189	2,565	11,508
Additions	869	4,035	482	5,386
Acquired on acquisition of a subsidiary	–	146	–	146
Written off	–	(90)	–	(90)
At 31 December 2004	3,623	10,280	3,047	16,950
Exchange adjustments	(3)	(2)	–	(5)
Additions	963	6,929	3,529	11,421
Acquired on acquisition of subsidiaries	635	3,198	–	3,833
Written off	–	(21)	–	(21)
At 31 December 2005	5,218	20,384	6,576	32,178
DEPRECIATION				
At 1 January 2004	947	1,824	217	2,988
Provided for the year	590	1,535	245	2,370
Eliminated on written off	–	(90)	–	(90)
At 31 December 2004	1,537	3,269	462	5,268
Exchange adjustments	(2)	(1)	–	(3)
Provided for the year	843	2,454	349	3,646
Eliminated on written off	–	(21)	–	(21)
At 31 December 2005	2,378	5,701	811	8,890
NET BOOK VALUES				
At 31 December 2005	2,840	14,683	5,765	23,288
At 31 December 2004	2,086	7,011	2,585	11,682

15. INTANGIBLE ASSETS

	Development costs RMB'000	Technical knowhow RMB'000	Software RMB'000	Total RMB'000
COST				
At 1 January 2004	3,738	–	–	3,738
Additions	5,890	6,222	–	12,112
At 31 December 2004	9,628	6,222	–	15,850
Additions	5,424	500	120	6,044
At 31 December 2005	15,052	6,722	120	21,894
AMORTISATION				
At 1 January 2004	239	–	–	239
Provided for the year	378	324	–	702
At 31 December 2004	617	324	–	941
Provided for the year	2,272	678	–	2,950
At 31 December 2005	2,889	1,002	–	3,891
NET BOOK VALUES				
At 31 December 2005	12,163	5,720	120	18,003
At 31 December 2004	9,011	5,898	–	14,909

Development costs are internally generated. All of the Group's technical knowhow and software were acquired from third parties.

The above intangible assets have definite useful lives and are amortised on a straight-line basis over the following periods:

Development costs and software	5 years
Technical knowhow	10 years

16. GOODWILL

	RMB'000
THE GROUP	
COST	
At 1 January 2004	–
Arising on acquisition of a subsidiary	897
Arising on acquisition of additional interest of a subsidiary	27,306
At 31 December 2004	28,203
Elimination of accumulated amortisation upon the application of HKFRS 3 (see note 2)	(977)
At 1 January 2005	27,226
Arising on acquisition of subsidiaries (note 30)	51,942
At 31 December 2005	79,168
AMORTISATION	
Charge for the year ended 31 December 2004 and balance at 1 January 2005	977
Elimination of accumulated amortisation upon the application of HKFRS 3 (see note 2)	(977)
At 31 December 2005	–
CARRYING VALUE	
At 31 December 2005	79,168
At 31 December 2004	27,226

Until 31 December 2004, goodwill had been amortised on a straight-line basis over 10 years.

Impairment testing on goodwill

As explained in note 7, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, the carrying amount of goodwill (net of accumulated amortisation) as at 31 December 2005 has been allocated as follows:

	RMB'000
IT outsourcing	51,942
IT consulting and training services	830
Chinasoft Beijing (note)	26,396
	79,168

Note: The carrying amount of goodwill of RMB26,396,000 at 31 December 2005 was resulted from the acquisition of additional interest of Chinasoft Beijing in 2004. The goodwill contributes to the cash flows of multiple business segments which cannot be allocated on a non-arbitrary basis to individual business segments.

During the year ended 31 December 2005, management of the Group determines that there are no impairments of any of its CGUs containing goodwill.

16. GOODWILL – Continued

Impairment testing on goodwill – Continued

The basis of the recoverable amounts of the above CGUs and the methodology used to determine them are the same and are summarised below:

IT outsourcing

The recoverable amount of this CGU has been determined based on the valuation at 31 December 2005 prepared by independent professional valuers. The valuation is based on the management's 2006 financial budget and a price to earning ratio of 9 based on comparable companies in the relevant industry. The 2006 budgeted gross margin is determined based on the past performance and management's expectations for the market development after considering other relevant price information. Management believes that any reasonably possible change in any of these assumptions will not cause the aggregate carrying amount of the CGU to exceed its aggregate recoverable amount.

IT consulting and training services

The recoverable amount of this CGU has been determined based on the valuation at 31 December 2005 prepared by independent professional valuers. The valuation is based on the management's 2006 financial budget and a price to earning ratio of 15 based on comparable companies in the relevant industry. The 2006 budgeted gross margin is determined based on the past performance and management's expectations for the market development after considering other relevant price information. Management believes that any reasonably possible change in any of these assumptions will not cause the aggregate carrying amount of the CGU to exceed its aggregate recoverable amount.

Chinasoft Beijing

The recoverable amount of this CGU has been determined based on the valuation at 31 December 2005 prepared by independent professional valuers. The valuation is based on the management's 2006 financial budget and a price to earning ratio of 21 based on comparable companies in the relevant industry. The 2006 budgeted gross margin is determined based on the past performance and management's expectations for the market development after considering other relevant price information. Management believes that any reasonably possible change in any of these assumptions will not cause the aggregate carrying amount of the CGU to exceed its aggregate recoverable amount.

17. INTERESTS IN ASSOCIATES

	2005 RMB'000	2004 RMB'000 (restated)
Unlisted cost of investments in associates	**8,069**	1,466
Share of post-acquisition profits, net of dividend received	**234**	173
Release of negative goodwill of an associate	**–**	19
	8,303	1;658

Particulars of the Group's associates at 31 December 2005 are as follows:

Name of associate	Form of business structure	Place of establishment	Principal place of operation	Proportion of registered capital held by the Group	Nature of business
中軟賽博資源軟件技術(天津)有限公司 CS&S Cyber Resources Software Technology (Tianjin) Co., Ltd. ("Cyber Resources")	Sino-foreign equity joint venture enterprise	PRC	PRC	26%	Provision of protected software developments, testing and related technological services
武漢中軟國際信息技術有限公司 Wuhan Chinasoft International Information Technology Limited ("Chinasoft Wuhan")	Equity joint venture enterprise	PRC	PRC	46%	Provision of solutions and information technology consulting services
北京中烟信息技術有限公司 China National Tobacco Information Company Limited ("China Tobacco")	Equity joint venture enterprise	PRC	PRC	20%	Maintenance of a policy making system for the production, operation and management of the tobacco industry

Included in the unlisted cost of investments in associates is goodwill of RMB3,052,000 arising on acquisition of China Tobacco during the year.

17. INTERESTS IN ASSOCIATES – Continued

Negative goodwill with carrying amount of RMB111,000 as at 31 December 2004 was presented as a deduction from the interests in associates. In the prior year, negative goodwill was released to income on a straight-line basis over 5 years, representing the remaining weighted average useful life of the depreciable assets acquired. The amount of negative goodwill released to the consolidated income statement for the year ended 31 December 2004 was RMB19,000. The negative goodwill was derecognised on 1 January 2005 upon the application of HKFRS 3 (see note 2).

18. INVENTORIES

	2005 **RMB'000**	2004 RMB'000
Computer hardware, equipment and software products	**22,670**	34,485

19. TRADE AND OTHER RECEIVABLES

	2005 **RMB'000**	2004 RMB'000
Trade receivables	**142,593**	120,204
Advances to suppliers	**2,362**	5,659
Deposits, prepayments and other receivables	**37,158**	38,092
	182,113	163,955

The credit terms of the Group ranged from 30 to 90 days. An aged analysis of trade receivables is as follows:

	2005 **RMB'000**	2004 RMB'000
Within 90 days	**83,047**	65,317
Between 91 – 180 days	**12,740**	17,073
Between 181 – 365 days	**24,503**	20,480
Between 1 – 2 years	**11,333**	16,108
Over 2 years	**10,970**	1,226
	142,593	120,204

The fair value of the Group's trade and other receivables at 31 December 2005 approximates to the corresponding carrying amount.

20. AMOUNT DUE FROM A RELATED COMPANY

	2005 RMB'000	2004 RMB'000
中國軟件與技術服務股份有限公司 (Chinasoft National Software and Service Company Limited) ("CNSS") (see note 35(i)(a))	1,815	–
中國計算機軟件與技術服務總公司 China National Computer Software & Technology Service Corporation ("CS&S") (see note 35(i)(c))	–	1,978
	1,815	1,978

The amount is unsecured, non-interest bearing and repayable on demand. The fair value of the amount due from a related company at 31 December 2005 approximates to the corresponding carrying amount.

21. LOANS TO EMPLOYEES

The loans represented housing loans made to employees of the Group. The amounts were unsecured, non-interest bearing and were fully repaid during the year.

22. PLEDGED DEPOSITS

The amount represents deposits pledged to various banks and a financial institution registered in the PRC as guarantees for short-term trade facilities granted to the Group and are therefore classified as current assets.

The deposits carry interest at prevailing market interest rates. The pledged deposits will be released upon the settlement of relevant trade facilities. The fair value of deposits at 31 December 2005 approximates to the corresponding carrying amount.

23. OTHER FINANCIAL ASSETS AND LIABILITIES

Bank balances and cash

The amounts comprise cash held by the Group and short-term bank deposits at prevailing market interest rates with an original maturity of three months or less. The fair values of these assets at 31 December 2005 approximate to their corresponding carrying amounts.

Bills payable

The amount is unsecured, non-interest bearing and repayable on demand. The fair value of the amount at 31 December 2005 approximates to its corresponding carrying amount.

24. TRADE AND OTHER PAYABLES

	2005 **RMB'000**	2004 RMB'000
Trade payables	**80,438**	78,136
Deposits received from customers	**906**	16,684
Other payables and accrued charges	**16,926**	5,501
	98,270	100,321

An aged analysis of trade payables is as follows:

	2005 **RMB'000**	2004 RMB'000
Within 90 days	**28,978**	59,486
Between 91 – 180 days	**11,167**	9,876
Between 181 – 365 days	**15,931**	5,783
Between 1 – 2 years	**24,280**	2,991
Over 2 years	**82**	–
	80,438	78,136

The fair value of the Group's trade and other payables at 31 December 2005 approximates to the corresponding carrying amount.

25. AMOUNT DUE TO A SHAREHOLDER

The amount is unsecured, non-interest bearing and repayable on demand.

The fair value of the Group's amount due to a shareholder at 31 December 2005 approximates to the corresponding carrying amount.

26. DEFERRED TAX LIABILITIES

The following are the major deferred tax liabilities recognised by the Group and movement thereon during the current and prior year:

	Development costs RMB'000
At 1 January 2004	410
Charge to the income statement	811
At 1 January 2005	1,221
Charge to the income statement	603
At 31 December 2005	1,824

At the balance sheet date, the Group had unused tax losses available for offset against future profits of approximately RMB1,766,000 (2004: RMB274,000) which may be carried forward indefinitely. No deferred tax asset has been recognised in respect of such deductible temporary difference due to the unpredictability of future profit streams.

27. SHARE CAPITAL

	Note	**Nominal value per share** HK$	**Number of shares**	**Amount** HK$'000
Authorised ordinary shares				
At 1 January 2004, 31 December 2004 and 2005		0.05	1,500,000,000	75,000

27. SHARE CAPITAL – Continued

	Notes	Nominal value per share HK$	Number of shares	Amount HK$	Amount shown in the financial statements RMB'000
Issued and fully paid:					
Ordinary shares					
At 1 January 2004		0.05	640,000,000	32,000,000	33,920
Issue of new shares	(a)		57,500,000	2,875,000	3,048
At 31 December 2004		0.05	697,500,000	34,875,000	36,968
Issue of new shares	(b)		34,872,453	1,743,623	1,848
At 31 December 2005		0.05	732,372,453	36,618,623	38,816

Notes:

(a) Pursuant to an ordinary resolution passed by the shareholders of the Company on 3 August 2004, 57,500,000 new shares of the Company of HK$0.05 each were allotted and issued as fully paid to China National Computer Software & Technology Service Corporation (Hong Kong) Limited ("CS&S (HK)") as the consideration shares of HK$0.73 each for the acquisition of an additional interest of 15% of the registered capital of Chinasoft Beijing.

(b) Pursuant to an ordinary resolution passed by the shareholders of the Company on 22 June 2005, 34,872,453 new shares of the Company of HK$0.05 each were allotted and issued as fully paid to CS&S (HK) as the first part of the consideration shares of HK$1.01 each for the acquisition of 51% equity interest in the registered capital of Chinasoft Resources Beijing.

All the shares which were issued by the Company during the year rank pari passu with each other in all respects.

28. REDEEMABLE CONVERTIBLE PREFERRED SHARES

	Nominal value per share HK$	Number of shares	Amount HK$'000
Authorised preferred shares			
Increase in authorised share capital and balance at 31 December 2005	0.05	625,000,000	31,250

28. REDEEMABLE CONVERTIBLE PREFERRED SHARES – Continued

At the extraordinary general meeting of the Company held on 28 December 2005, ordinary and special resolutions approving the following were passed and the following took effect:

(i) the Re-stated Memorandum and Articles of the Company (the "M&A") was adopted and replaced the then M&A of the Company;

(ii) the authorised share capital of the Company was increased from HK$75,000,000 divided into 1,500,000,000 ordinary shares of HK$0.05 each to HK$106,250,000 divided into 1,500,000,000 ordinary shares of HK$0.05 each and 625,000,000 redeemable convertible preferred shares (the "Series A Preferred Shares") of HK$0.05 each, with the respective rights and privileges, and subject to the restrictions, set forth in the Re-stated M&A; and

(iii) the issue by the Company of the Series A Preferred Shares pursuant to the terms of the Subscription Agreement, the Investors' Rights Agreement and the relevant provision in the Re-stated M&A and the grant of anti-dilution rights to the holders of the Series A Preferred Shares stated in the Re-stated M&A. The Series A Preferred Shares were issued by the Company subsequent to the balance sheet date and is disclosed as a post balance sheet event in note 36.

Details of the above were set out in a circular dated 2 December 2005 issued by the Company.

29. RESERVES

General reserve fund and enterprise expansion fund

As stipulated by the relevant laws and regulations in the PRC, Chinasoft Beijing, Chinasoft Guangzhou, Chinasoft Hangzhou, Chinasoft Kunming, Chinasoft Resources Beijing and Chinasoft Resources Shanghai (the "Chinasoft subsidiaries") are required to provide for the general reserve fund and the enterprise expansion fund. Appropriations to such reserve funds are made out of net profit after taxation as reported in the statutory financial statements of the Chinasoft subsidiaries prepared in accordance with accounting principles generally accepted in the PRC and the amount and allocation basis are decided by its board of directors annually. The general reserve fund can be used to make up prior year losses of the Chinasoft subsidiaries, if any, and can be applied in conversion into capital by means of capitalisation issue. The enterprise expansion fund is used for expanding the capital base of the Chinasoft subsidiaries by means of capitalisation issue.

Statutory surplus reserve fund and statutory public welfare fund

As stipulated by the relevant laws and regulations in the PRC, Chinasoft Resources Shenzhen is required to provide for the statutory surplus reserve fund and the statutory public welfare fund. Appropriations to such funds are made out of 5% to 10% of the net profit after taxation as reported in the statutory financial statements of Chinasoft Resources Shenzhen prepared in accordance with accounting principles generally accepted in the PRC. The statutory surplus reserve fund can be used to make up prior year losses, to expand production operations or to increase registered capital of Chinasoft Resources Shenzhen. The statutory public welfare fund can be used for employees' collective welfare benefits.

30. ACQUISITION OF SUBSIDIARIES

In July 2005, the Group acquired 51% equity interest in the register capital of Chinasoft Resources Beijing for a consideration of the issuance of a total of 58,120,755 ordinary shares of the Company from CS&S (HK), a shareholder of the Company (see note 35(iii)). Chinasoft Resources Beijing has two subsidiaries, namely Chinasoft Resources Shenzhen and Chinasoft Resources Shanghai. Acquisition of the subsidiaries was accounted for by the purchase method.

The fair values of the identifiable assets and liabilities of the subsidiaries acquired during the year have no significant differences from their respective carrying amounts. The net assets acquired in the transaction, representing the acquiree's carrying amount and fair value, and the goodwill arising, are as follows:

	2005 RMB'000
Net assets acquired:	
Property, plant and equipment	3,833
Inventories	1,479
Trade and other receivables	9,540
Bank balances and cash	15,214
Trade and other payables	(9,562)
	20,504
Minority interests	(10,692)
Goodwill on acquisition	51,942
Total consideration	61,754
Satisfied by:	
Shares issued and to be issued (note)	61,754
Amount due from a related company	–
	61,754
Inflow of cash and cash equivalents in respect of the acquisition of subsidiaries	15,214

30. ACQUISITION OF SUBSIDIARIES – Continued

Note:

The consideration for the acquisition of Chinasoft Resources Beijing was satisfied by the issuance of 34,872,453 ordinary shares of the Company with nominal value per share of HK$0.05 each during the year (the "first portion of consideration shares") and the remaining 23,248,302 ordinary shares (the "second portion of consideration shares") will be issued in the year ending 31 December 2006 subject to the achievement of the Performance Hurdle as described in the circular of the Company dated 6 June 2005. The directors are of the opinion that the Performance Hurdle will be achieved. The fair value of the first and second portion of consideration shares, determined using the published price available at the date of the acquisition at HK$1.01, amounted to RMB37,334,000 (equivalent to HK$35,221,000) and RMB24,420,000 (equivalent to HK$23,481,000) respectively. The amount of the second portion of consideration shares of RMB24,420,000 was presented as issuable shares in the consolidated statement of changes in equity.

The goodwill arising on the acquisition of Chinasoft Resources Beijing is attributable to the anticipated profitability of the distribution of the Group's products in the IT outsourcing market and the anticipated future operating synergies from the combination.

Chinasoft Resources Beijing contributed RMB30,680,000 to the Group's turnover and RMB6,997,000 to the Group's profit for the year between the date of acquisition and the balance sheet date.

If the acquisition had been completed on 1 January 2005, total Group turnover for the period would have been RMB420,800,000, and profit for the year would have been RMB44,374,000. The proforma information is for illustrative purposes only and is not necessarily an indication of turnover and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2005, nor is it intended to be a projection of future results.

31. MAJOR NON-CASH TRANSACTIONS

Pursuant to an agreement entered into between CS&S (HK) and Chinasoft (HK), a subsidiary of the Group on 28 April 2005, Chinasoft (HK) acquired 51% equity interest in the registered capital of Chinasoft Resources Beijing from CS&S (HK). The consideration is to be satisfied by the issuance of new shares of the Company (see note 30).

During the year ended 31 December 2004, pursuant to an agreement entered into between CS&S (HK) and Chinasoft (HK), a subsidiary of the Company, on 24 June 2004, Chinasoft (HK) acquired an additional 15% of the registered capital of Chinasoft Beijing from CS&S (HK). The total consideration of the acquisition of RMB44,494,000 was satisfied by the allotment and issue of 57,500,000 new shares of the Company of HK$0.05 each to CS&S (HK), and goodwill arising on the acquisition amounted to RMB27,306,000.

32. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

	THE GROUP	
	2005	2004
	RMB'000	RMB'000
Within one year	**2,170**	1,930
In the second to fifth year inclusive	**5,105**	189
	7,275	2,119

Operating lease payments represent rentals payable by the Group for certain office properties. Certain lease agreements for offices properties were replaced by new agreements entered into during the year. Leases are negotiated for lease terms ranging from a half year to six years (2004: one to two years) for the Group and rentals are normally fixed during the lease period.

33. SHARE OPTION SCHEME

The Company's share option scheme (the "Share Option Scheme") was adopted pursuant to a resolution passed on 2 June 2003 by the then shareholders for the purpose of providing incentives and rewards to the people and the parties working for the interest of the Group. Under the Share Option Scheme, the board of directors may grant options to eligible participants including the directors, full-time and part-time employees of the Company or any of its subsidiaries or associates, and suppliers and customers of the Company or any of its subsidiaries or associates to subscribe for shares in the Company in accordance with the terms of the Share Option Scheme. An offer for the grant of options must be accepted within 30 days from the date of offer, and a consideration of HK$1.00 is payable by each of the participants on acceptance of the grant of options. The Share Option Scheme will remain valid for a period of ten years commencing on 2 June 2003. An option may be exercised in accordance with the terms of the Share Option Scheme at any time during a period of not more than ten years after the date on which an offer of the grant of an option is accepted. The subscription price for shares under the Share Option Scheme will be a price determined by the board of directors and notified to each grantee and will be no less than the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of offer, which must be a trading day; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of offer and; (iii) the nominal value of a share.

33. SHARE OPTION SCHEME – Continued

The Company may grant options under the Share Option Scheme and any other share option schemes of the Company entitling the grantees to exercise up to an aggregate of 10% of the total number of shares in issue immediately upon the listing of the shares on the Stock Exchange and subject to renewal with shareholders' approval. However, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option schemes of the Company shall not exceed 30% of the total number of shares in issue from time to time. The number of shares in respect of which options may be granted to any individual in aggregate within any 12-month period is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in any one year exceeding the higher of 0.1% of the Company's shares in issue and with a value in excess of HK$5,000,000 must be approved by the Company's shareholders.

A summary of the movements of share options granted during the year ended 31 December 2005 is as follows:

	Number of share options						
Type of participant	Outstanding at 1 January 2004 (note i)	Granted during the year (note ii)	Lapsed during the year	Outstanding at 1 January 2005	Lapsed during the year	Reclassification	Outstanding at 31 December 2005
Directors							
Dr. Chen Yuhong	1,200,000	5,000,000	-	6,200,000	-	-	6,200,000
Dr. Cui Hui	-	500,000	-	500,000	-	-	500,000
Mr. Duncan Chiu	-	1,000,000	-	1,000,000	-	-	1,000,000
Mr. Peng Jiang	800,000	3,000,000	-	3,800,000	-	-	3,800,000
Mr. Wang Hui	-	-	-	-	-	4,500,000	4,500,000
Dr. Tang Zhenming	-	-	-	-	-	2,920,000	2,920,000
	2,000,000	9,500,000	-	11,500,000	-	7,420,000	18,920,000
Employees	8,890,000	43,200,000	(250,000)	51,840,000	(530,000)	(7,420,000)	43,890,000
	10,890,000	52,700,000	(250,000)	63,340,000	(530,000)	-	62,810,000
Exercisable at the end of the year				15,835,000			31,405,000

Notes:

(i) The share options were granted on 13 August 2003 and are exercisable in four equal trenches from 13 August 2004, 13 August 2005, 13 August 2006 and 13 August 2007, respectively, to 12 August 2013 at an exercise price of HK$0.58 per share. The closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant was HK$0.58 per share.

(ii) The share options were granted on 13 May 2004 and are exercisable in four equal trenches from 13 May 2004, 13 May 2005, 13 May 2006 and 13 May 2007, respectively, to 12 May 2014 at an exercise price of HK$0.65 per share. The closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant was HK$0.65 per share.

33. SHARE OPTION SCHEME – Continued

No share options have been exercised or cancelled during the year.

The estimated fair value of the options granted on 13 May 2004 is RMB9,664,000.

The fair value was calculated using the Black-Scholes pricing model. The inputs into the model were as follows:

	Share option grant date 13 May 2004
Share price on grant date	HK$0.65
Exercise price	HK$0.65
Expected volatility	44.38%
Expected life	1 to 4 years
Risk-free rate	1.02% to 3.04%
Expected dividend yield	1.3%

Expected volatility was determined by using the historical volatility of the Company's share price over a period of 260 days. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations.

The Group recognised a total expense of RMB3,617,000 for the year ended 31 December 2005 (2004: RMB3,328,000) in relation to share options granted by the Company.

34. RETIREMENT BENEFIT SCHEMES

As stipulated by the rules and regulations in the PRC, the Group contributes to state-sponsored retirement plans for its employees in the PRC. The Group is required to contribute a certain percentage of the basic salaries of its employees to the retirement plans, and has no further obligation for the actual payment of the previous or post retirement benefits. The relevant state-sponsored retirement plans are responsible for the entire present obligation to retired employees.

In accordance with the relevant mandatory provident fund laws and regulations of Hong Kong, the Group operates a Mandatory Provident Fund ("MPF") scheme ("MPF Scheme") for all qualifying Hong Kong employees. The assets of the scheme are held separately from those of the Group and under the control of an independent MPF service provider. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group in respect of the MPF Scheme is to make the required contributions under the scheme.

During the year, the total cost of retirement benefit contributions charged to the income statement of RMB3,214,000 (2004: RMB980,000) represents contributions to the schemes made by the Group at rates specified in the rules of the respective schemes. No forfeited contributions may be used by the employers to reduce the existing level of contributions.

35. RELATED PARTY TRANSACTIONS

(i) During the year, the Group had the following transactions with the following companies:

	Notes	2005 RMB'000	2004 RMB'000
Provision of software and installion services for a management system software development and technology project of a customer of CNSS	(a) & (e)	**1,374**	–
Subcontracting costs			
– 鄭州中軟信息技術有限公司 (Zhengzhou Chinasoft Information Technology Co., Ltd.)	(b)	**243**	–
– 山東中軟信息技術有限公司 (Shandong Chinasoft Information Technology Co., Ltd.)	(b) (vii)	**96**	–
– CNSS	(a) & (e)	**88**	–
Rental expenses			
– CNSS	(a) & (e)	**2,889**	–
– CS&S	(c)	**118**	1,264
Building management fee			
– 北京中軟仕園物業管理有限公司 (Beijing Chinasoft Shiyuan Property Management Co., Ltd.)	(d)	**1,142**	484

Notes:

(a) CNSS was a holding company of a shareholder of the Company.

(b) Zhengzhou Chinasoft Information Technology Co., Ltd. and Shandong Chinasoft Information Technology Co., Ltd. were subsidiaries of CNSS.

(c) CS&S was a holding company of a substantial shareholder of the Company from 19 August 2004 to 30 September 2004 and a minority shareholder of a subsidiary of the Company from 1 January 2004 to 18 August 2004. During the year ended 31 December 2004, CNSS acquired CS&S and took over its assets and liabilities pursuant to an acquisition agreement dated 18 August 2004 and CS&S was subsequently de-registered under the laws of the PRC on 25 April 2005.

(d) Beijing Chinasoft Shiyuan Property Management Co., Ltd. was an associate of CNSS and CS&S from 1 October 2004 to 31 December 2005 and from 1 January 2004 to 30 September 2004 respectively.

(e) Dr. Chen Yuhong, Ms. Tang Min and Dr. Cui Hui, directors of the Company, are also directors of CNSS.

35. RELATED PARTY TRANSACTIONS – Continued

(ii) Pursuant to a trademark license agreement ("Trademark Licence Agreement") entered into between CS&S and the Company on 20 December 2003, CS&S granted to the Company an exclusive right to use a trademark of 中軟總公司計算機培訓中心 as defined on the Trademark Licence Agreement for a period of 25 years pending registration of such trademark with the Trademark Bureau of the PRC for a consideration of RMB2,000,000. Such amount, which is refundable on unsuccessful registration, has been paid to CS&S and was included in the amounts due from a related company at 31 December 2005 and 2004.

(iii) Pursuant to an agreement entered into between CS&S (HK), a subsidiary of CNSS, and Chinasoft (HK) on 28 April 2005, Chinasoft (HK) acquired 51% equity interest in the registered capital of Chinasoft Resources Beijing from CS&S (HK). The consideration of the acquisition was satisfied by the allotment and issue of 58,120,755 new shares of the Company of HK$0.05 each to CS&S (HK). The acquisition was completed on 18 July 2005. The acquisition constituted a connected transaction of the Company under the GEM Listing Rules as CS&S (HK) is a connected person (as defined under the GEM Listing Rules) of the Company. The independent non-executive directors of the Company considered that the terms of the acquisition were fair and reasonable and in the interest of the Company and its shareholders as a whole, and the acquisition was approved by the independent shareholders at an extraordinary general meeting on 22 June 2005.

(iv) Pursuant to an agreement entered into between CS&S (HK), a subsidiary of CNSS, and Chinasoft (HK) on 15 November 2005, Chinasoft (HK) conditionally agreed to acquire the remaining 49% equity interest in the registered capital of Chinasoft Resources Beijing from CS&S (HK). The consideration of the acquisition will be satisfied by cash in a maximum aggregate amount of RMB43,556,000 (equivalent to HK$41,881,000) subject to satisfaction of certain conditions. The acquisition has yet to be completed at the date of approval of the consolidated financial statements. The acquisition constituted a connected transaction of the Company under the GEM Listing Rules as CS&S (HK) is a connected person (as defined under the GEM Listing Rules) of the Company. The independent non-executive directors of the Company considered that the terms of the acquisition were fair and reasonable and in the interest of the Company and its shareholders as a whole, and the acquisition was approved by the independent shareholders at an extraordinary general meeting on 28 December 2005.

(v) Pursuant to a rental agreement entered into between Chinasoft Beijing and CNSS on 1 June 2005, Chinasoft Beijing prepaid a rent of RMB866,000 to CNSS for the lease of office premises for a term commencing from 1 April 2006 to 31 March 2007. At 31 December 2005, the prepaid lease payments were analysed for reporting purposes as a non-current asset of RMB216,000 and current asset of RMB650,000 which was included in trade and other receivables in the consolidated balance sheet.

(vi) Pursuant to an agreement entered into between北京中軟賽博中文信息技術有限公司(Beijing Chinasoft Cyber-Chinese Information Technology Company Ltd.) ("Beijing Cyber-Chinese"), an associate of CNSS, and Chinasoft Beijing on 1 December 2005, Chinasoft Beijing advanced a loan of RMB 1,450,000 to Beijing Cyber-Chinese for a term of 6 months from 1 December 2005 to 31 May 2006. The loan was unsecured, non-interest bearing and fully repaid by Beijing Cyber-Chinese in March 2006.

35. RELATED PARTY TRANSACTIONS – Continued

The fair value of the loan at 31 December 2005 approximates to the corresponding carrying amount.

(vii) During the year, Zhenzhou Chinasoft Information Technology Co. Ltd., a subsidiary of CNSS, provided subcontracting service of RMB243,000 to Chinasoft Beijing. At 31 December 2005, an amount of RMB68,000 was included in trade and other payables in the consolidated balance sheet.

Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2005	2004
	RMB'000	RMB'000
Short-term employee benefits	**3,448**	3,143
Share option expense	**1,257**	1,141
	4,705	4,284

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

36. POST BALANCE SHEET EVENTS

On 6 January 2006, the Company announced that completion of the first subscription of a total of 194,500,000 Series A Preferred Shares of the Company by Microsoft Corporation and International Finance Corporation took place. Under the first subscription arrangement, 97,250,000 Series A Preferred Shares at a price of HK$0.8 each were allotted and issued to each of Microsoft Corporation and International Finance Corporation, raising a total of approximately RMB162,240,000 (equivalent to US$19,999,990) for the Company. Details of proposed issue of Series A Preferred Shares and first subscription were set out in a circular dated 2 December 2005 issued by the Company.

On 27 January 2006, Chinasoft (HK), a wholly-owned subsidiary of the Company, paid approximately RMB19,816,000 (equivalent to HK$19,054,000) to CS&S (HK) as part of the consideration for the acquisition of the remaining 49% equity interest in the register capital of Chinasoft Resources Beijing. Details of the above are set out in a circular dated 9 December 2005 issued by the Company. The acquisition has yet to be completed at the date of approval of the consolidated financial statements.

35. 關連人士交易－續

於二零零五年十二月三十一日該貸款之公平值約相等於相關之賬面值。

(vii) 年內，CNSS之附屬公司Zhenzhou Chinasoft Information Technology Co. Ltd.向北京中軟提供分包服務人民幣243,000元。於二零零五年十二月三十一日，人民幣68,000元之款項乃列入綜合資產負債表內之貿易及其他應付賬款內。

主要管理層人員之薪金

年內，董事及其他主要管理層成員之酬金載述如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
短期僱員福利	**3,448**	3,143
購股權開支	**1,257**	1,141
	4,705	4,284

董事及其他主要行政人員之酬金乃由薪酬委員會經考慮個別人士之表現及市場走勢而釐定。

36. 結算日後事項

於二零零六年一月六日，本公司宣佈完成首次由微軟公司及International Finance Corporation認購本公司合共194,500,000股A類優先股。根據首項認購安排，分別向微軟公司及International Finance Corporation配發及發行97,250,000股A類優先股，每股作價0.8港元，為本公司籌集合共約人民幣162,240,000元(相等於19,999,990美元)。有關建議發行A類優先股及首次認購事項，均載於本公司在二零零五年十二月二日刊發之通函內。

於二零零六年一月二十七日，本公司之全資附屬公司Chinasoft (HK) 向CS&S (HK)支付約人民幣19,816,000元(相等於19,054,000港元)，作為收購中軟資源北京註冊資本中餘下49%股權之部分代價。有關上述詳情，載於本公司在二零零五年十二月九日刊發之通函內。於批准綜合財務報表日期，該收購尚待完成。

35. 關連人士交易－續

(ii) 根據中軟總公司與本公司於二零零三年十二月二十日訂立之商標許可權協議(「商標許可權協議」)，中軟總公司以代價人民幣2,000,0000元向本公司授予獨家權利，在中國使用商標許可權協議所界定之中軟總公司計算機培訓中心商標，為期二十五年，待有關商標於中國商標局註冊後作實。上述款項(倘註冊失敗可退回)已付予中軟總公司，已包括於二零零五年及二零零四年十二月三十一日之關連公司欠款。

(iii) 根據CNSS之附屬公司CS&S (HK)與Chinasoft(HK)於二零零五年四月二十八日訂立之協議，Chinasoft(HK)向CS&S (HK)收購中軟資源北京註冊資本之51%股權。收購之代價乃透過向CS&S (HK)配發及發行58,120,755股每股面值0.05港元之本公司新股份而獲支付。收購於二零零五年七月十八日完成。由於CS&S (HK)屬本公司之關連人士(定義見創業板上市規則)，根據創業板上市規則，該項收購構成本公司之關連交易。本公司之獨立非執行董事認為，收購之條款對本公司及其股東整體而言屬公平合理，而該項收購已於二零零五年六月二十二日舉行之股東特別大會上獲獨立股東通過。

(iv) 根據CNSS之附屬公司CS&S (HK)與Chinasoft(HK)於二零零五年十一月十五日訂立之協議，Chinasoft(HK)有條件同意向CS&S (HK)收購中軟資源北京註冊資本之餘下49%股權。收購之代價將以現金最多合共人民幣43,556,000元(相等於41,881,000港元)支付，惟須若干條件獲得達成。收購於批准綜合財務報表日期尚待完成。由於CS&S (HK)屬本公司之關連人士(定義見創業板上市規則)，根據創業板上市規則，該項收購構成本公司之關連交易。本公司之獨立非執行董事認為，收購之條款對本公司及其股東整體而言屬公平合理，而該項收購已於二零零五年十二月二十八日舉行之股東特別大會上獲獨立股東通過。

(v) 根據北京中軟與CNSS於二零零五年六月一日訂立之租約，北京中軟向CNSS預先支付租金人民幣866,000元，以租賃辦公室物業，由二零零六年四月一日起至二零零七年三月三十一日止。於二零零五年十二月三十一日，就呈報而言，預付之租金乃分析為非流動資產人民幣216,000元，以及流動資產人民幣650,000元，並於綜合資產負債表內列入貿易及其他應收賬款內。

(vi) 根據北京中軟賽博中文信息技術有限公司(「北京賽博」，為CNSS聯營公司)與北京中軟於二零零五年十二月一日訂立之協議，北京中軟向北京賽博墊付貸款人民幣1,450,000元，由二零零五年十二月一日起至二零零六年五月三十一日止為期六個月。該貸款為無抵押、不附息，並由北京賽博於二零零六年三月悉數償還。

35. 關連人士交易

(i) 於本年內，本集團與下列公司曾進行以下交易：

	附註	二零零五年 人民幣千元	二零零四年 人民幣千元
為CNSS一名客戶之管理系統軟件發展及技術項目提供軟件及安裝服務	(a)及(e)	**1,374**	—
分包成本			
一鄭州中軟信息技術有限公司	(b)	**243**	—
一山東中軟信息技術有限公司	(b) (vii)	**96**	—
一CNSS	(a)及(e)	**88**	—
租金開支			
一CNSS	(a)及(e)	**2,889**	—
一中軟總公司	(c)	**118**	1,264
樓宇管理費			
一北京中軟仕園物業管理有限公司	(d)	**1,142**	484

附註:

(a) CNSS為本公司一名主要股東之控股公司。

(b) 鄭州中軟信息技術有限公司及山東中軟信息技術有限公司均為CNSS之附屬公司。

(c) 中軟總公司於二零零四年八月十九日至二零零四年九月三十日期間為本公司一位主要股東之控股公司，並於二零零四年一月一日至二零零四年八月十八日期間為本公司一間附屬公司之少數股東。截至二零零四年十二月三十一日止年度內，CNSS收購中軟總公司，並根據二零零四年八月十八日訂立之收購協議，接管中軟總公司之資產及負債，故其後於二零零五年四月二十五日，中軟總公司根據中國法律而撤銷註冊。

(d) 於二零零四年十月一日至二零零五年十二月三十一日及二零零四年一月一日至二零零四年九月三十日，北京中軟仕園物業管理有限公司分別為CNSS及中軟總公司之聯營公司。

(e) 本公司之董事陳宇紅博士、唐敏女士及崔輝博士亦為CNSS之董事。

33. 購股權計劃－續

概無任何購股權於年內行使或註銷。

於二零零四年五月十三日授出之購股權之估計公平值為人民幣9,664,000元。

該公平值乃根據Black-Scholes定價模型計算。輸入該模型之項目載述如下：

	購股權授出日期 二零零四年五月十三日
授出日期之股價	0.65港元
行使價	0.65港元
預期波幅	44.38%
預期年期	1至4年
無風險比率	1.02% to 3.04%
預期股息率	1.3%

預期波幅乃根據本公司260日期間之股價歷史波幅而釐定。模型中所使用之預期年期，已根據管理層之最佳估計，就非轉讓性、行使限制及行為等之影響而作出調整。

本集團於截至二零零五年十二月三十一日止年度就本公司所授出之購股權而確認之總開支為人民幣3,617,000元(二零零四年：人民幣3,328,000元)。

34. 退休福利計劃

本集團根據中國規則及法規規定，就中國之僱員向國家主辦之退休計劃作出供款。本集團須按有關僱員基本薪金之若干百分比向該退休計劃作出供款，此外不須再就退休前後之福利負上其他實際付款責任。有關之國家退休計劃會就退休僱員負上全部之現有責任。

根據有關之香港強制性公積金法例及規例，本集團就所有香港合資格僱員設有強制性公積金計劃(「強積金計劃」)。該計劃之資產與本集團之資產分開持有，並由獨立強積金服務供應商管理。根據強積金計劃之規則，僱主及僱員各須按有關規則指定之比率向該計劃作出供款。本集團就強積金計劃之僅有責任為按該計劃作出所需供款。

年內，於損益表所載之退休福利總成本為人民幣3,214,000元(二零零四年：人民幣980,000元)，此乃本集團按各有關計劃之規則指定之比率向該等計劃作出之供款。僱主不可利用沒收之供款以減低現行所需供款。

33. 購股權計劃－續

本公司根據購股權計劃及本公司其他購股權計劃授出之購股權，賦予承授人權力行使合共最多相當於緊隨股份在聯交所上市後已發行股份總數之10%，而此上限可於獲股東批准時更新。然而根據購股權計劃及本公司任何其他購股權計劃授出之所有尚未未行使之購股權可予發行之股份最高數目不得超逾本公司不時之已發行股份總數30%。未經本公司股東事先批准前，於任何十二個月內授予任何一名人士之購股權所涉及之股份數目最高不多於本公司已發行股份之1%。任何一年內授予主要股東或獨立非執行董事之購股權若超逾本公司已發行股份之0.1%及其價值若超逾5,000,000港元，則必須獲本公司股東批准。

於截至二零零五年十二月三十一日止年度，已授出購股權之變動概述如下：

	購股權數目						
參與者類別	於二零零四年一月一日尚未行使 (附註 i)	年內授出 (附註 ii)	年內失效	於二零零五年一月一日尚未行使	年內失效	重新分類	於二零零五年十二月三十一日尚未行使
董事							
陳宇紅博士	1,200,000	5,000,000	–	6,200,000	–	–	6,200,000
崔輝博士	–	500,000	–	500,000	–	–	500,000
邱達根先生	–	1,000,000	–	1,000,000	–	–	1,000,000
彭江先生	800,000	3,000,000	–	3,800,000	–	–	3,800,000
王暉先生	–	–	–	–	–	4,500,000	4,500,000
唐振明博士	–	–	–	–	–	2,920,000	2,920,000
	2,000,000	9,500,000	–	11,500,000	–	7,420,000	18,920,000
僱員	8,890,000	43,200,000	(250,000)	51,840,000	(530,000)	(7,420,000)	43,890,000
	10,890,000	52,700,000	(250,000)	63,340,000	(530,000)	–	62,810,000
於年終可予行使				15,835,000			31,405,000

附註:

(i) 購股權於二零零三年八月十三日授出，並可分別由二零零四年八月十三日、二零零五年日八月十三日、二零零六年八月十三日及二零零七年八月十三日至二零一三年八月十二日按每股0.58港元之行使價分四等批行使。於購股權授出日期，聯交所每日報價表所示之本公司股收市價為每股0.58港元。

(ii) 購股權於二零零四年五月十三日授出，並可分別由二零零四年五月十三日、二零零五日五月十三日、二零零六年五月十三日及二零零七年五月十三日至二零一四年五月十二日按每股0.65港元之行使價分四等批行使。於購股權授出日期，聯交所每日報價表所示之本公司股收市價為每股0.65港元。

32. 經營租約承擔

於結算日，本集團就不可撤銷之土地及樓宇經營租約日後支付最低租約款項之到期日如下：

	本集團	
	二零零五年 人民幣千元	二零零四年 人民幣千元
一年內	**2,170**	1,930
第二年至第五年(包括首尾兩年)	**5,105**	189
	7,275	2,119

經營租約承擔指本集團就若干辦公室物業須支付之租金。若干辦公室物業之租約協議已由年內訂立之新協議所取代。本集團之租約年期平均分別定為半年至六年(二零零四年：一至兩年)，而租約期內租金一般為定額。

33. 購股權計劃

本公司之購股權計劃(「購股權計劃」)乃根據於二零零三年六月二日獲當時之股東接納通過之決議案而採納，旨在鼓勵及獎賞為本集團勤勉工作之人士及各方。根據購股權計劃，董事會可向合資格人士，包括本公司或其任何附屬公司或聯營公司之董事，全職或兼職僱員，以及本公司或其任何附屬公司或聯營公司之供應商及顧客授予購股權以根據購股權計劃之條款認購本公司股份。授出之購股權必須於授出之日起計三十日內接納，並須支付1港元作為接納獲授購股權之代價。購股權計劃將由二零零三年六月二日開始起計十年內有效。購股權可根據購股權計劃之條款於接納獲授購股權該日後十年內任何時間行使。認購價由董事會釐定並知會合資格人士，而認購價最低為(i)聯交所每日報價表所示股份於授予日期之收市價；(ii)聯交所每日報價表所示股份於緊接授予日期前五個交易日之平均收市價；(iii)股份面值(以最高者為準)。

30. 收購附屬公司－續

附註：

收購中軟資源北京之代價，乃透過於年內發行每股面值0.05港元之本公司普通股34,872,453股之方式支付(「首部分代價股份」)，而餘下23,248,302股普通股(「第二部分代價股份」)則須待達致本公司於二零零五年六月六日刊發之通函內所載之表現指標後方會發行。董事認為，將達致該表現指標。首部分及第二部分代價股份之公平值，分別按於收購日所公佈之價格1.01港元而釐定為人民幣37,334,000元(相等於35,221,000港元)及人民幣24,420,000元(相等於23,481,000港元)。第二部分代價股份之款額為人民幣24,420,000元，並於權益變動綜合報表內呈列為可予發行股份。

收購中軟資源北京所產生之商譽，乃來自於資訊科技外購市場內分銷本集團之產品預期之盈利能力，以及因合併而預期日後出現之營運協同效益。

由收購日期起至結算日止年度內，中軟資源北京向本集團之營業額貢獻人民幣30,680,000元，並向本集團之溢利貢獻人民幣6,997,000元。

倘若於二零零五年一月一日完成收購，則本集團於期內之總營業額會為人民幣420,800,000元，而年內之溢利則會為人民幣44,374,000元。備考資料僅供說明用途，但並非表示倘若於二零零五年一月一日完成收購，本集團實際會實現之營業額及經營業績，亦並非本集團擬對未來業績進行之預測。

31. 主要非現金交易

根據CS&S(HK)及本集團附屬公司Chinasoft(HK)於二零零五年四月二十八日訂立之協議，Chinasoft(HK)向CS&S (HK)收購中軟資源北京註冊資本之51%股權。收購代價乃透過發行本公司股份之方式支付(見附註30)。

於截至二零零四年十二月三十一日止年度內，根據CS&S(HK)及本集團附屬公司Chinasoft(HK)於二零零四年六月二十四日訂立之協議，Chinasoft(HK)向CS&S (HK)增購北京中軟註冊股本之15%權益。收購總代價為人民幣44,494,000元，以向CS&S (HK)配發及發行57,500,000股每股面值0.05港元之本公司新股支付，因此項收購而產生之商譽為人民幣27,306,000元。

30. 收購附屬公司

於二零零五年七月，本集團收購中軟資源北京註冊資本中之51%股權，代價為本公司之一名股東CS&S (HK)發行本公司合共58,120,755股普通股(見附註35(iii))。中軟資源北京有兩間附屬公司，即中軟資源深圳及中軟資源上海。收購附屬公司乃以購買法處理。

年內所收購附屬公司之可予識別資產及負債之公平值，與彼等各自之賬面值並無重大差異。交易中所收購之資產淨值，相當於受收購人之賬面值及公平值，以及產生之商譽，並載述如下：

	二零零五年 人民幣千元
收購之資產淨值：	
物業、廠房及設備	3,833
存貨	1,479
貿易及其他應收賬款	9,540
銀行結餘及現金	15,214
貿易及其他應付賬款	(9,562)
	20,504
少數股東權益	(10,692)
收購時之商譽	51,942
總代價	61,754
支付方式：	
已發行及將予發行股份(附註)	61,754
一間關連公司之欠款	–
	61,754
有關收購附屬公司而流入之 現金及現金等值項目	15,214

28. 可贖回可換股優先股－續

於本公司在二零零五年十二月二十八日舉行之股東特別大會上，通過批准以下各項之普通及特別決議案，有關決議案於其後生效：

(i) 採納本公司之經重訂大綱及細則(「大綱及細則」)，以取代本公司當時之大綱及細則；

(ii) 本公司之法定股本由75,000,000港元(分為每股面值0.05港元之普通股1,500,000,000股)增加至106,250,000港元，分為每股面值0.05港元之普通股1,500,000,000股，以及每股面值0.05港元之可贖回可換股優先股(「A類優先股」)625,000,000股，且各自附帶權利及特權，並受到限制(載於經重訂大綱及細則)；及

(iii) 本公司根據認購協議及投資者權利協議之條款，以及經重訂大綱及細則之相關條文發行A類優先股，以及向經重訂大綱及細則內所載A類優先股持有人授出反攤薄權利。本公司於結算日後發行A類優先股，並於附註36披露為結算日後事項。

有關上述詳情載於本公司在二零零五年十二月二日刊發之通函。

29. 儲備

一般儲備金及企業擴充基金

依據中國有關法例，北京中軟、中軟廣州、中軟杭州、中軟昆明、中軟資源北京及中軟資源上海(「中軟附屬公司」)須向一般儲備基金及企業擴充基金提撥款項。轉撥予該等基金之款項須於中軟附屬公司根據中國公認會計原則編製之法定財務報表申報之除税後溢利淨額撥付，而有關分配基準須經董事會每年決定。一般儲備金可用以抵銷中軟附屬公司之去年虧損(如有)及透過資本化發行方式轉化成股本。企業擴充基金可透過資本化發行方式用以增加中軟附屬公司之股本基礎。

法定盈餘儲備金及法定社會福利基金

依據中國有關法例，中軟資源深圳須向法定盈餘儲備金及法定社會福利基金提撥款項。轉撥予該等基金之款項須於中軟資源深圳根據中國公認會計原則編製之法定財務報表申報之除税後溢利淨額之5%至10%撥付，而有關分配基準須經董事會每年決定。法定盈餘儲備金可用以抵銷中軟資源深圳之去年虧損、擴充生產業務及增加註冊資本。法定社會福利基金可用作為僱員之集體福利。

27. 股本－續

	附註	每股面值 港元	股份數目	數額 港元	財務報表 顯示數額 人民幣千元
已發行及繳足：					
普通股					
於二零零四年一月一日		0.05	640,000,000	32,000,000	33,920
發行新股配售	(a)		57,500,000	2,875,000	3,048
於二零零四年十二月三十一日		0.05	697,500,000	34,875,000	36,968
發行新股	(b)		34,872,453	1,743,623	1,848
於二零零五年十二月三十一日		0.05	732,372,453	36,618,623	38,816

附註:

(a) 根據本公司股東於二零零四年八月三日通過之普通決議案，向China National Computer Software & Technology Service Corporation (Hong Kong) Limited（「CS&S (HK)」）以面值配發及發行每股面值0.05港元繳足股款之57,500,000股本公司新股，每股作價0.73港元，作為增購北京中軟註冊資本15%權益之代價股份。

(b) 根據本公司股東於二零零五年六月二十二日通過之普通決議案，向CS&S (HK)以面值配發及發行每股面值0.05港元繳足股款之34,872,453股本公司新股，每股作價1.01港元，作為收購中軟資源北京註冊資本之51%股本權益之代價股份之首部分。

本公司於年內發行之所有股份在各方面均與其他股份享有同等權益。

28. 可贖回可換股優先股

	每股面值 港元	股份數目	款額 千港元
法定優先股			
法定股本增加及於二零零五年 十二月三十一日之結餘	0.05	625,000,000	31,250

25. 欠股東款項

該款項為無抵押、免息及須於催繳時償還。

於二零零五年十二月三十一日，本集團之欠股東款項之公平值約相等於相應之賬面值。

26. 遞延稅項負債

以下為本集團確認之主要遞延負債及於本年及往年期間之變動：

	開發成本 人民幣千元
於二零零四年一月一日	410
從收益表扣除	811
於二零零五年一月一日	1,221
從收益表扣除	603
於二零零五年十二月三十一日	1,824

於結算日，本集團有可抵銷未來溢利之未動用稅項虧損總值人民幣1,766,000元（二零零四年：人民幣274,000元），可能無限期地予以結轉。由於未來溢利流量難以預測，概無就可扣減暫時性差額確認任何遞延稅項。

27. 股本

	附註	每股面值 港元	股份數目	數額 千港元
法定普通股				
於二零零四年一月一日、二零零四年及二零零五年十二月三十一日		0.05	1,500,000,000	75,000

23. 其他金融資產及負債

銀行結餘及現金

該等款項包括本集團持有之現金及按現行市場利率計息之短期銀行存款(原本到期日為三個月或少於三個月)。該等資產於二零零五年十二月三十一日之公平值約相等於相應之賬面值。

應付票據

該款項為無抵押、不附息及需於要求時償還。該等款項於二零零五年十二月三十一日之公平值約相等於相應之賬面值。

24. 貿易及其他應付賬款

	二零零五年 人民幣千元	二零零四年 人民幣千元
貿易應付賬款	**80,438**	78,136
從客戶收取之按金	**906**	16,684
其他應付款項及應計費用	**16,926**	5,501
	98,270	100,321

貿易應付賬款之賬齡分析如下:

	二零零五年 人民幣千元	二零零四年 人民幣千元
90日內	**28,978**	59,486
介乎91至180日	**11,167**	9,876
介乎181至365日	**15,931**	5,783
介乎一至兩年	**24,280**	2,991
兩年以上	**82**	—
	80,438	78,136

於二零零五年十二月三十一日,本集團之貿易及其他應付賬款之公平值約相等於相應之賬面值。

20. 一間關連公司之欠款

	二零零五年 人民幣千元	二零零四年 人民幣千元
中國軟件與技術服務股份有限公司（「CNSS」）（見附註35(i)(a)）	**1,815**	–
中國計算機軟件與技術服務總公司（「中軟總公司」）（見附註35(i)(c)）	–	1,978
	1,815	1,978

該款項為無抵押、不附息及需於要求時償還。於二零零五年十二月三十一日，一間關連公司之欠款約相等於相應之賬面值。

21. 貸款予僱員

貸款指提供予本集團僱員之房屋貸款。有關金額並無抵押、免息及於年內悉數償還。

22. 已抵押存款

該款項乃指抵押予多間銀行及一間於中國註冊之財務機構之存款，作為本集團獲授短期貿易融資之擔保，故被歸類為流動資產。

該等存款乃按現行市場利率計息。該等有抵押存款將於清償相關貿易融資後予以解除。該等存款於二零零五年十二月三十一日之公平值約相等於相應之賬面值。

17. 於聯營公司之權益－續

於二零零四年十二月三十一日之賬面值為人民幣111,000元之負商譽，乃呈列為於聯營公司之權益中之扣除額。於去年，負商譽乃於五年(即已收購可予折舊資產之餘下加權平均可使用年期)按直線法撥往收入。於截至二零零四年十二月三十一日止年度，撥入綜合收益表之負商譽為人民幣19,000元。於應用香港財務報告準則第3號後，於二零零五年一月一日不再確認負商譽(見附註2)。

18. 存貨

	二零零五年 人民幣千元	二零零四年 人民幣千元
電腦硬件、設備及軟件產品	**22,670**	34,485

19. 貿易及其他應收賬款

	二零零五年 人民幣千元	二零零四年 人民幣千元
貿易應收賬款	**142,593**	120,204
給予供應商之墊款	**2,362**	5,659
按金、預付款項及其他應收賬款	**37,158**	38,092
	182,113	163,955

本集團之賒賬期由30日至90日不等。貿易應收賬款之賬齡分析如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
90日內	**83,047**	65,317
介乎91至180日	**12,740**	17,073
介乎181至365日	**24,503**	20,480
介乎一至二年	**11,333**	16,108
兩年以上	**10,970**	1,226
	142,593	120,204

本集團於二零零五年十二月三十一日之貿易及其他應收賬款之公平值約相等於相應之賬面值。

17. 於聯營公司之權益

	二零零五年 人民幣千元	二零零四年 人民幣千元 (重列)
於聯營公司之非上市投資成本	**8,069**	1,466
應佔收購後溢利(扣除已收股息)	**234**	173
解除一間聯營公司之負商譽	**–**	19
	8,303	1,658

本集團於二零零五年十二月三十一之聯營公司之詳情如下：

聯營公司名稱	**業務架構形式**	**成立地點**	**主要經營地點**	**本集團持有註冊資本百分比**	**業務性質**
中國賽博資源軟件(天津)有限公司(「賽博資源」)	中外合資企業	中國	中國	26%	提供受保護軟件發展測試及有關科技服務
武漢中軟國際信息技術有限公司(「中軟武漢」)	合資企業	中國	中國	46%	提供解決方案及資訊科技諮詢服務
北京中煙信息技術有限公司(「中煙」)	合資企業	中國	中國	20%	為香煙行業之生產、營運及管理維持一個政策制定系統

包括在於聯營公司之非上市投資成本為因年內收購中烟而產生之商譽人民幣3,052,000元。

16. 商譽－續

商譽之減值測試－續

上述賺取現金單位之可收回款項基準，以及釐定之方法，均為相同並概述如下：

資訊科技外包

此賺取現金單位之可收回數額已根據獨立專業估值師於二零零五年十二月三十一日編製之估值而釐定。該估值乃根據管理層人員之二零零六年財政預算，以及市盈率9倍（按相關行業之可比較公司計算）進行。二零零六年預計之邊際毛利，乃根據過去表現及管理層人員於考慮其他相關價格資料後對市場發展之預期而釐定。管理層人員相信，任何該等假設之任何合理可能變動，不會導致賺取現金單位之賬面總值超過其可收回總額。

資訊科技諮詢及培訓服務

此賺取現金單位之可收回數額已根據獨立專業估值師於二零零五年十二月三十一日編製之估值而釐定。該估值乃根據管理層人員之二零零六年財政預算，以及市盈率15倍（按相關行業之可比較公司計算）進行。二零零六年預計之邊際毛利，乃根據過去表現及管理層人員於考慮任何其他相關價格資料後對市場發展之預期而釐定。管理層人員相信，任何該等假設之任何合理可能變動，不會導致賺取現金單位之賬面總值超過其可收回總額。

北京中軟

此賺取現金單位之可收回數額已根據獨立專業估值師於二零零五年十二月三十一日編製之估值而釐定。該估值乃根據管理層人員之二零零六年財政預算，以及市盈率21倍（按相關行業之可比較公司計算）進行。二零零六年預計之邊際毛利，乃根據過去表現及管理層人員於考慮任何其他相關價格資料後對市場發展之預期而釐定。管理層人員相信，任何該等假設之任何合理可能變動，不會導致賺取現金單位之賬面總值超過其可收回總額。

16. 商譽

	人民幣千元
本集團	
成本	
於二零零四年一月一日	–
來自收購一間附屬公司	897
來自收購一間附屬公司之額外權益	27,306
於二零零四年十二月三十一日	28,203
於應用香港財務報告準則第3號後撇銷累積攤銷(見附註2)	(977)
於二零零五年一月一日	27,226
來自收購一間附屬公司(附註30)	51,942
於二零零五年十二月三十一日	79,168
攤銷	
於截至二零零四年十二月三十一日止年度之扣除及於二零零五年一月一日結餘	977
於應用香港財務報告準則第3號後撇銷累積攤銷(見附註2)	(977)
於二零零五年十二月三十一日	–
面值	
於二零零五年十二月三十一日	79,168
於二零零四年十二月三十一日	27,226

於二零零四年十二月三十一日前，商譽按十年以直線法攤銷。

商譽之減值測試

誠如附註7所解釋，本集團使用業務分類為其呈報分類資料之主要分類。就減值測試而言，於二零零五年十二月三十一日之商譽賬面值(扣除累積攤銷)已作如下分配：

	人民幣千元
資訊科技外包	51,942
資訊科技諮詢及培訓服務	830
北京中軟(附註)	26,396
	79,168

附註： 於二零零五年十二月三十一日，商譽之賬面值人民幣26,396,000元來自二零零四年收購北京中軟之額外權益。該項商譽為多項業務分部(無法按非隨意之基準分配至個別業務分部)之現金流量帶來貢獻。

於截至二零零五年十二月三十一日止年度內，本集團之管理層釐定其任何賺取現金單位(包括有商譽)並無出現減值。

15. 無形資產

	開發成本 人民幣千元	專門技術 人民幣千元	軟件 人民幣千元	總計 人民幣千元
成本				
於二零零四年一月一日	3,738	–	–	3,738
增添	5,890	6,222	–	12,112
於二零零四年十二月三十一日	9,628	6,222	–	15,850
增添	5,424	500	120	6,044
於二零零五年十二月三十一日	15,052	6,722	120	21,894
攤銷				
於二零零四年一月一日	239	–	–	239
年度撥備	378	324	–	702
於二零零四年十二月三十一日	617	324	–	941
年度撥備	2,272	678	–	2,950
於二零零五年十二月三十一日	2,889	1,002	–	3,891
賬面淨值				
於二零零五年十二月三十一日	12,163	5,720	120	18,003
於二零零四年十二月三十一日	9,011	5,898	–	14,909

開發成本乃內部產生的。本集團之所有專門技術及軟件均為向第三者收購。

上述無形資產均有固定可使用年期，並於以下期間按直線法予以攤銷：

開發成本及軟件	5年
專門技術	10年

14. 物業、廠房及設備

	租賃物業裝修 人民幣千元	傢具、裝置及設備 人民幣千元	汽車 人民幣千元	總額 人民幣千元
成本				
於二零零四年一月一日	2,754	6,189	2,565	11,508
增添	869	4,035	482	5,386
收購附屬公司所得	—	146	—	146
註銷	—	(90)	—	(90)
於二零零四年十二月三十一日	3,623	10,280	3,047	16,950
匯兌調整	(3)	(2)	—	(5)
增添	963	6,929	3,529	11,421
收購附屬公司所得	635	3,198	—	3,833
註銷	—	(21)	—	(21)
於二零零五年十二月三十一日	5,218	20,384	6,576	32,178
折舊				
於二零零四年一月一日	947	1,824	217	2,988
年度撥備	590	1,535	245	2,370
註銷時撇銷	—	(90)	—	(90)
於二零零四年十二月三十一日	1,537	3,269	462	5,268
匯兌調整	(2)	(1)	—	(3)
年度撥備	843	2,454	349	3,646
註銷時撇銷	—	(21)	—	(21)
於二零零五年十二月三十一日	2,378	5,701	811	8,890
賬面淨值				
於二零零五年十二月三十一日	2,840	14,683	5,765	23,288
於二零零四年十二月三十一日	2,086	7,011	2,585	11,682

12. 股息

於二零零五年四月二十八日，本公司向股東宣派截至二零零四年十二月三十一日止年度之末期股息每股0.01港元(相等於人民幣0.0106元)，合共6,975,000港元(相等於人民幣7,394,000元)。該款項已於二零零五年五月派付予股東。

董事建議派付每股0.025港元(相等於人民幣0.026元)之末期股息，總額約達人民幣19,041,684元，惟須待股東在股東大會上通過。

13. 每股盈利

下列為母公司之普通權益持有人應佔每股基本及攤薄盈利之計算：

	二零零五年 人民幣千元	二零零四年 人民幣千元 (重列)
用以計算每股基本及攤薄盈利之盈利	**39,656**	32,204

	股份數目 二零零五年	股份數目 二零零四年 (重列)
用以計算每股基本盈利之加權普通股平均數目	**713,455,342**	661,267,123
根據本公司之購股權計劃可予發行具攤薄影響之普通股	**17,278,640**	2,338,860
用以計算每股攤薄盈利之加權普通股平均數目	**730,733,982**	663,605,983

11. 董事及僱員酬金－續

僱員酬金

本集團5位最高薪人士當中包括三名(二零零四年：兩名)本公司董事，有關酬金詳情載於上文。年內，三名最高薪董事中有一名是由僱員晉升為董事。餘下兩名(二零零四年：三名)最高薪人士，包括該名董事於晉升前之僱員酬金均載述如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元 (重列)
薪金及其他福利	1,420	1,133
購股權開支	364	357
退休福利供款	40	24
酌情花紅	143	–
	1,967	1,514

彼等之酬金分為以下組別：

	僱員數目	
	二零零五年	二零零四年
零港元至1,000,000港元(相等於人民幣1,060,000元)	4	5
1,000,001港元至1,500,000港元	1	–
	5	5

年內，本集團從未向5位最高薪人士(包括董事及僱員)支付酬金，作為加盟本集團之獎金或失去職位之賠償。

董事於兩個年度內概無放棄任何酬金。

11. 董事及僱員酬金－續

董事酬金－續

本公司於截至二零零四年十二月三十一日止給予董事之酬金詳情如下：

	執行董事					非執行董事			獨立非執行董事			
	陳宇紅	彭江	邱達根	崔明	顏敏	印建昌	陳瑞偉	劉征	何寧	曾之杰	歐陽先球	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
袍金：												
執行董事	–	–	–	–	–	–	–	–	–	–	–	–
非執行董事	–	–	–	–	–	–	–	–	–	–	–	–
獨立非執行董事	–	–	–	–	–	–	–	–	64	64	16	144
給予執行董事之其他酬金：												
薪金及其他福利	488	412	120	120	30	–	–	–	–	–	–	1,170
購股權開支	325	199	55	–	–	–	–	–	–	–	–	579
退休福利成本	5	5	–	–	–	–	–	–	–	–	–	10
	818	616	175	120	30	–	–	–	64	64	16	1,903
給予非執行董事之其他酬金	–	–	–	–	–	–	–	–	–	–	–	–
給予獨立非執行董事之其他酬金	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–	–	–	–	–
全體董事之酬金	818	616	175	120	30	–	–	–	64	64	16	1,903

11. 董事及僱員酬金

董事酬金

本公司於截至二零零五年十二月三十一日止年度董事之酬金詳情如下：

	執行董事							非執行董事			獨立非執行董事			
	周宇[illegible]	鄧江	[illegible]	[illegible]	[illegible]	王[illegible]	[illegible]明	[illegible]	[illegible]	[illegible]	何寧	曾之杰	歐陽[illegible]	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
袍金：														
執行董事	–	–	–	–	–	–	–	–	–	–	–	–	–	–
非執行董事	–	–	–	–	–	–	–	–	–	–	–	–	–	–
獨立非執行董事	–	–	–	–	–	–	–	–	–	–	64	64	64	192
給予執行董事之其他酬金：														
薪金及其他福利	495	405	120	120	120	47	35	–	–	–	–	–	–	1,342
購股權開支	352	214	62	–	–	31	21	–	–	–	–	–	–	680
退休福利成本	14	14	–	–	–	2	1	–	–	–	–	–	–	31
酌情花紅(附註)	–	–	–	–	–	–	–	–	–	–	–	244	–	244
	861	633	182	120	120	80	57	–	–	–	64	308	64	2,489
給予非執行董事之其他酬金	–	–	–	–	–	–	–	–	–	–	–	–	–	–
給予獨立非執行董事之其他酬金	–	–	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–	–	–	–	–	–	–
全體董事之酬金	861	633	182	120	120	80	57	–	–	–	64	308	64	2,489

附註：董事會(「董事會」)於二零零五年十月七日審閱後，董事會決議向曾之杰先生發放特別花紅人民幣244,000元，以表揚其職務、職責及滿意之表現。

10. 年度溢利

	二零零五年 人民幣千元	二零零四年 人民幣千元 (重列)
年度溢利已扣除下列各項：		
董事酬金(附註11)	**2,489**	1,903
其他員工成本	**53,901**	29,048
退休福利供款	**3,182**	969
購股權開支	**2,322**	2,219
員工成本總額	**61,894**	34,139
購股權開支		
－授予一間聯營公司之僱員	**150**	116
－授予客戶	**465**	414
	615	530
呆賬撥備	**9,264**	3,768
存貨撥備	**1,181**	653
核數師酬金		
－本年度	**1,518**	795
－往年度不足撥備	**–**	138
	1,518	933
確認作開支之存貨成本	**195,608**	190,624
物業、廠房及設備折舊	**3,646**	2,370
有關土地及樓宇之最低租賃款項	**4,605**	2,640
應佔聯營公司稅項(包括於應佔聯營公司業績內)	**283**	76
並經計入：		
利息收入	**548**	442
增值稅退款	**3,441**	142

9. 稅項—續

根據廣州市科學技術局於二零零四年三月三十一日發出之批文，本公司一間附屬公司中軟國際(廣州)信息技術有限公司(「中軟廣州」)獲指定為高新技術企業，其所得稅稅率由33%減至15%。此外，根據廣州市國家稅務局於二零零四年六月二日發出之另一項批文，中軟廣州自二零零三年起，於首個獲利年度獲兩年豁免繳納所得稅，其後三年則獲減免50%稅項。

根據Beijing Science and Technology Commission(「北京市科委」)於二零零四年六月二十五日發出之批文，本公司之附屬公司北京中軟資源信息科技服務有限公司(「中軟資源北京」)已被指定為一間先進科技企業，而其所得稅率乃由33%減至15%。此外，中軟資源北京有權由二零零四年開始，從首個獲利年度起三年獲豁免繳交所得稅，其後三年則免繳50%所得稅。

根據深圳南山區State Bureau於二零零五年三月一日發出之批文，本公司之附屬公司深圳市中軟資源技術服務有限公司(「中軟資源深圳」)已被指定為一間新成立之軟件企業。因此，中軟資源深圳有權由二零零四年開始，從首個獲利年度起兩年獲豁免繳交所得稅，其後三年則免繳50%所得稅。

本年度之稅項可與除稅前溢利對賬如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元 (重列)
除稅前溢利	**48,714**	39,052
按中國企業所得稅稅率33%計算之稅項	**16,076**	12,887
應佔聯營公司業績之稅務影響	**(592)**	(412)
來自授予中國附屬公司之稅務豁免之稅務影響	**(15,718)**	(11,976)
不可扣稅開支之稅務影響	**3,974**	2,736
毋須課稅收入之稅務影響	**(7)**	(7)
動用先前未確認稅項虧損之稅務影響	**–**	(37)
未確認稅項虧損之稅務影響	**261**	–
附屬公司稅率不同之影響	**1,405**	864
其他	**319**	(214)
年內稅項支出	**5,718**	3,841

8. 財務費用

	二零零五年 人民幣千元	二零零四年 人民幣千元
須於五年內悉數償還之利息		
銀行貸款	3	25
其他借貸	22	79
	25	104

9. 稅項

	本集團	
	二零零五年 人民幣千元	二零零四年 人民幣千元 (重列)
稅項包括：		
中國企業所得稅	5,115	3,030
遞延稅項(註26)	603	811
本公司及其附屬公司應佔稅項	5,718	3,841

由於本集團於截至二零零五年十二月三十一日止年度於香港並無應課稅溢利，故沒有就香港利得稅撥備。

由於本集團於截至二零零四年十二月三十一日止年度之應課稅溢利為承前稅項虧損全數抵銷，故該年度沒有香港利得稅撥備。

中國企業所得稅之法定稅率為33%。

若干集團公司受下文所述之若干稅務豁免安排規限。

根據由北京市海淀區國家稅務局於二零零零年十一月二十一日頒佈之批文，本公司一間附屬公司北京中軟國際信息技術有限公司(「北京中軟」)已獲指定為高新技術企業，其所得稅稅率由33%減至15%。此外，北京中軟由二零零零年起於首個獲利年度起計三年獲豁免繳納所得稅及其後三年獲寬減50%。因此，北京中軟於截至二零零五年十二月三十一日止三個年度須按稅率7.5%繳納所得稅，而其後則以稅率15%按其應課稅溢利繳稅。

7. 營業額及分類資料－續

收益表－續

截至二零零四年十二月三十一日止年度

	解決方案 人民幣千元	資訊科技 外包 人民幣千元	資訊科技 諮詢及 培訓服務 人民幣千元	銷售可獨立 銷售軟件 及硬件產品 人民幣千元	綜合 人民幣千元 (重列)
營業額	240,820	34,286	6,298	12,492	293,896
分類業績	66,479	4,496	105	6,106	77,186
未分配其他營運收入					802
未分配公司支出					(34,547)
攤銷無形資產					(702)
呆壞賬撥備					(3,768)
商譽攤銷					(977)
財務費用					(104)
應佔聯營公司業績					1,143
解除聯營公司負商譽					19
除税前溢利					39,052
税項					(3,841)
年度溢利淨額					35,211

由於所有資產及負債由該等業務分類分佔，且不可獨立分配，故此並無呈列本集團資產、負債、資本增加、折舊、攤銷及其他非現金開支之業務分類資料。

地域分類

由於本集團大部份業務於中國經營以及本集團之資產及負債大部份位於中國，故此並無呈列本集團之地域分類資料。

7. 營業額及分類資料

營業額指本年度內出售貨物及提供服務而收取或應收之款項淨額。

業務分類

為方便管理，本集團現時分成四個經營部門，即解決方案、資訊科技外包、資訊科技諮詢及培訓服務及銷售可獨立銷售軟件及硬件產品。該等部門乃本集團滙報基本分類資料之基準。

該等業務之分類資料呈列如下：

收益表

截至二零零五年十二月三十一日止年度

	解決方案 人民幣千元	資訊科技外包 人民幣千元	資訊科技諮詢及培訓服務 人民幣千元	銷售可獨立銷售軟件及硬件產品 人民幣千元	綜合 人民幣千元
營業額	301,075	53,034	7,552	20,614	382,275
分類業績	96,597	8,743	133	5,252	110,725
未分配其他營運收入					4,649
未分配公司支出					(56,211)
無形資產攤銷					(2,950)
呆壞賬撥備					(9,264)
財務費用					(25)
應佔聯營公司業績					1,790
除稅前溢利					48,714
稅項					(5,718)
年度溢利淨額					42,996

6. 財務風險管理之宗旨及政策

本集團之主要金融票據包括貿易及其他應收賬款、銀行結餘、貿易及其他應付賬款及應付票據。該等金融工具之詳情於相關附註中披露。與該等金融工具相關之風險，以及減輕該等風險之政策載列如下。管理層對該等風險進行管理及監察，確保已及時及有效之方式實行適當措施。

貨幣風險

本集團之政策為各經營實體均盡量以當地貨幣經營，以減低貨幣風險。本集團之主要業務均以人民幣進行及列值，外匯風險對本集團之影響不大，因此管理層並無為外匯風險承擔進行對沖。

利率風險

本集團因計息金融資產(主要為短期銀行存款)之利率變動影響而要面對現金流量利率風險。由於銀行存款均為短期性質，故利率之未來變動將不會對本集團之業績構成重大影響。

信貸風險

倘交易對手於二零零五年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認財務資產而須承受之最大信貸風險為已於合併資產負債表列值之資產賬面額反映。本集團會評估每項個別應收賬款之可收回金額，以確保就不可收回金額(如需要)所作出之減值虧損已足夠。就此而言，本公司董事認為本集團之信貸風險已大幅降低。

按地域而言，本集團之信貸風險主要集中於中華人民共和國(「中國」)。本集團並無任何高度集中信貸風險，有關風險乃分散至多個交易對手及客戶。

4. 主要會計政策－續

股本結算並以股份支付款項之交易

向本集團之僱員、本集團聯營公司之僱員及本集團之客戶授出購股權

按授出當日所授出購股權之公平值釐定所獲服務之公平值，乃在歸屬期內以直線法予以支出，購股權儲備亦隨之相應增加。

購股權獲行使時，先前於購股權儲備中確認之金額將轉撥至股份溢價。當購股權被沒收或於屆滿日仍未獲行使，先前於購股權儲備中確認之金額將轉撥至保留溢利。

5. 估計不確定性之主要來源

於結算日有關未來之關鍵假設，以及估計不確定性之其他關鍵來源(具備導致對下個財政年度之資產及負債賬面值作重大調整之嚴重風險)，亦於下文討論。

呆賬之備抵

本集團之呆賬備抵政策乃根據評估賬目之可收回程度及賬齡分析及管理層之判斷而制定。於評估該等應收賬款之最終變現數額時，而要作大量判斷，包括各客戶之現時信譽及過去收款歷史。倘若本集團之客戶之財務狀況不景，減低彼等可付款之能力，則可能須作出額外備抵。

商譽之預計減值

釐定商譽是否減值須對獲分派商譽之賺取現金單位之可收回款項作出估計。本集團為了進行商譽減值測試，已獲得獨立專業估值師編製有關賺取現金單位之商業估值。截至二零零五年十二月三十一日，商譽之賬面值為人民幣79,168,000元。可收回金額計算方法之詳情披露於附註16。

無形資產之預計減值

釐定無形資產是否減值須對無形資產之可收回款項作出估計。本集團為了進行無形資產減值測試，已獲得獨立專業估值師編製有關相關無形資產之估值。截至二零零五年十二月三十一日，無形資產之賬面值為人民幣18,003,000元。

4. 主要會計政策－續

無形資產－續

因不再確認無形資產所產生之盈虧，均按該資產之出售所得款項淨額與賬面值之間之差額計量，並於不再確認資產時於收益表內確認。

研究及開發開支

研究活動開支於產生期間確認作支出。

因開發開支而於內部產生之無形資產只會在清楚界定項目所產生的開發成本預期可透過日後之商業活動收回之情況下確認。所產生資產乃按該項目之估計可使用年期以直線法攤銷。

倘無內部產生之無形資產可予確認，則開發開支乃於產生期間確認作支出。

專門技術

專門技術初時以成本計算，並按其估計可使用年期按直線法攤銷。

存貨

存貨乃按成本值及可變現淨值兩者中較低者列賬。成本值按先入先出法計算。

項目式資訊科技開發合約

倘能可靠地估計項目式資訊科技開發合約之成果，則於結算日根據合約活動完成階段(按當日所產生成本佔每份合約估計成本之百分比計算)於收益表扣除合約成本。

倘不能可靠地估計合約成果，則合約成本乃於產生之期間確認作支出。

倘總合約成本可能超出總合約收益，則即時確認預期虧損為支出。

4. 主要會計政策－續

退休福利

本集團對國家管理之退休福利計劃或強制性公積金應付之供款於到期時在收益表作為開支扣除。

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利與損益表中所報溢利淨額不同，乃由於前者不包括在其他年度應課稅或可扣稅收入及開支，並且不包括損益表內不能課稅及扣稅之項目。本集團之即期稅項負債乃按結算日已實行或大致上已實行之稅率計算。

遞延稅項指就綜合財務報表資產及負債賬面值與計算應課稅溢利所用相應稅基間之差額而確認，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產則於可能出現應課稅溢利以抵銷可扣稅之臨時差額時提撥。若於一項交易中，因商譽或因業務合併以外原因開始確認其他資產及負債而引致既不影響應課稅溢利亦不影響會計溢利之臨時差額，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司之投資而引致之應課稅臨時差額而確認，以及於合營公司之權益，惟若本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並在沒可能於會有足夠應課稅溢利恢復全部或部份資產價值時作調減。

遞延稅項乃按預期於負債償還或資產變現年度適用之稅率計算。遞延稅項於損益表中扣除或計入損益表，惟於遞延稅項直接在股本權益中扣除或計入股本權益之情況下，遞延稅項亦會於股本權益中處理。

無形資產

於初步確認時，分開收購之無形資產乃按成本確認。於初步確認後，有固定可使用年期之無形資產均按成本減累積攤銷及任何累積減值虧損列賬。有固定可使用年期之無形資產攤銷，乃於彼等之估計可使用年期以直線法提取撥備。

4. 主要會計政策－續

租賃

凡租賃條款將所有風險與回報大部分轉讓予承租人者均屬融資租賃，所有其他租賃則列作經營租賃。

根據經營租賃而須支付之租金已於收入報表中列賬，並按有關租賃年期按直線法計算。作為促使訂立經營租賃之已收及應收利益亦按租賃年期以直線法減除租賃開支確認。

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用匯率換算為功能貨幣(即該實體經營所在主要經濟地區之貨幣)記賬。於各結算日，以外幣為定值之貨幣項目均按結算日之適用匯率重新換算。按公平值以外幣定值之非貨幣項目乃按於公平值釐定當日之適用匯率重新換算。按外幣過往成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之匯兑差額均於彼等產生期間內於損益賬中確認，惟組成本公司海外業務之投資淨額部份之貨幣項目所產生之匯兑差額除外，在此情況下，有關匯兑差額乃於綜合財務報表中確為股本權益。以公平值定值之非貨幣項目經重新換算後產生之匯兑差額於該期間列作損益，惟換算直接於股本內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兑差額亦直接於股本權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣(如人民幣)，而其他收入及支出乃按該年度之平均匯率進行換算，除非匯率於該期間內出現大幅波動則作別論，於此情況下，則採用於交易當日之適用匯率。所產生之匯兑差額(如有)乃確認作股本之獨立部分(換算儲備)。該等匯兑差額乃於海外業務被出售之期間內於損益賬內確認。

因於二零零五年一月一日或之後收購海外業務而產生之商譽及對已收購可予識別資產之公平值調整，均被視為該海外業務之資產及負債，並按結算日之匯率換算。產生之匯兑差額乃於換算儲備內確認。

4. 主要會計政策－續

收益確認－續

提供資訊科技外包、資訊科技諮詢及培訓服務所得收入於提供服務時予以確認。

金融資產之利息收入乃參照尚欠本金並以適用之實際利率按時間基準而累算。實際利率乃透過預計金融資產之年期，將估計未來收取之現金實際貼現至該資產之賬面淨值。

增值稅退款該應收時予以確認。

減值虧損(不包括商譽(見有關商譽之會計政策))

於各結算日，本集團審核其資產之賬面值，以釐定是否有跡象顯示該等資產已有減值虧損。倘資產之可收回金額估計會低於其賬面值，則該資產之賬面值將調低至其可收回數額。減值虧損會即時確認為開支。

倘其後減值虧損撥回，則資產之賬面值將增至重新估計之可收回數額，惟增加後之賬面值不得超過資產於過往年度尚未確認減值虧損時釐定之賬面值。撥回之減值虧損乃即時確認為收入。

物業、廠房及設備

物業、廠房及設備乃以成本減相關累計折舊及累計減值虧損入賬。

折舊乃按物業、廠房及設備之成本於其估計使用年期內及計入其估計剩餘價值後以直線攤銷法計算，每年折舊率如下：

租賃物業裝修	18%－20%
傢俬、裝置及設備	18－30%
汽車	9－11¼%

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何日後經濟利益時取消確認。資產取消確認產生之任何收益或虧損(按該項目之出售所得款項淨額及賬面值間之差額計算)於該項目取消確認之年度計入損益表。

4. 主要會計政策－續

商譽－續

因收購附屬公司而產生之資本化商譽，乃於資產負債表內獨立呈列。因收購聯營公司而產生之資本化商譽(以權益法處理)，乃列入相關聯營公司之投資成本內。

就減值測試而言，收購所產生之商譽乃被分配到各有關賺取現金單位，或賺取現金單位之組別，預期彼等從收購之協同效應中受益。已獲配商譽之賺取現金單位每年及凡單位有可能出現減值之跡象時進行減值測試。就於某個財政年度之收購所產生之商譽而言，已獲配商譽之現金賺取單位於該財政年度完結前進行減值測試。當賺取現金單位之可收回金額少於該單位之賬面值，則減值虧損被分配，以削減首先分配到該單位，及其後以單位各資產之賬面值為基準按比例分配到該單位之其他資產之任何商譽之賬面值。商譽之任何減值虧損乃直接於收益表內確認。商譽之減值虧損於其後期間不予撥回。

其後出售附屬公司或聯營公司，則被資本化之商譽之應佔金額於出售時計入釐定損益之金額。

於聯營公司之權益

聯營公司之業績及資產負債，均以權益會計法列入該等財務報表內。根據權益法，於聯營公司之投資均按成本於合併資產負債表內列賬，並就本集團應佔聯營公司之盈虧及權益變動之收購後變動作出調整，減任何已識別減值虧損。倘若本集團應佔聯營公司之虧損，相等於或超過其於該聯營公司之權益(包括任何長期權益(組成本集團於聯營公司之淨投資之一部分))，則本集團不再確認其應佔之其他虧損。倘若本集團已產生法律或推定責任或代表該聯營公司支付款項，則額外應佔之虧損方會提取撥備，而負債方會予以確認。

倘若與本集團之聯營公司進行集團實體交易，則按本集團於相關聯營公司之權益而撇銷溢利及虧損。

收益確認

貨品銷售於交付貨品及其所有權轉移時確認。

項目式資訊科技發展合約之解決方案及資訊科技外包所得服務收入乃參考本年度內已進行工程之價值按完成方法之百分比予以確認。

4. 主要會計政策

綜合財務報表乃按歷史成本基準編製，惟金融工具初步按公平值計算者除外。

綜合財務報表乃根據香港會計師公會刊發之香港財務報告準則編製。此外，綜合財務報表載列香港聯合交易所有限公司創業板證券上市規則及公司條例規定之適用披露。

綜合基準

綜合財務報表包括本公司及其附屬公司之財務報表。

於年內所收購或出售的附屬公司，其業績均自收購生效日期起或截至出售生效日期止(如適用)計入綜合損益表內。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計政策與本集團其他成員公司所採用者保持一致。

所有集團內交易、結餘、收入及開支均於綜合賬目時對銷。

綜合附屬公司淨資產內之少數股東所佔權益與本集團所佔之權益分開列賬。少數股東於淨資產之權益包括該等權益於原業務合併日期之數額及少數股東應佔該合併日期以來之股本變動。適用於少數股東的虧損超出於附屬公司股權的少數股東權益的數額將與本集團的權益作出分配，惟少數股東具約束力責任及可以其他投資補足虧損者除外。

商譽

協議訂立日期為二零零五年一月一日以前之收購附屬公司或聯營公司所產生之商譽，乃指收購成本超逾本集團於收購當日應佔相關附屬公司或聯營公司可識別資產及負債公平值之權益之差額。

就之前撥作資本之商譽而言，本集團由二零零五年一月一日起已終止攤銷，且該商譽會每年進行減值測試，是否有跡象顯示該商譽相關之賺取現金單位可能出現減值(見以下會計政策)。

因收購附屬公司或聯營公司而產生之商譽(其協議日期為二零零五年一月一日或之後)，乃指收購成本超逾本集團於收購當日應佔相關附屬公司或聯營公司可識別資產、負債及或然負債公平值之權益之差額。該商譽乃按成本減任何累積減值虧損列賬。

3. 會計政策變動影響之概要－續

	二零零四年 (原本呈列) 人民幣千元	調整 人民幣千元	二零零四年 (重列) 人民幣千元
銷售成本	(212,294)	(949)	(213,243)
銷售及分銷成本	(9,883)	(730)	(10,613)
行政開支	(25,782)	(1,619)	(27,401)
應佔一間聯營公司業績	1,249	(106)	1,143
税項	(3,917)	76	(3,841)
年度溢利減少		(3,328)	

於二零零四年十二月三十一日及二零零五年一月一日，應用新香港財務報告準則之累積影響概述如下：

	於二零零四年 十二月三十一日 (原本呈列) 人民幣千元	追溯調整 人民幣千元	於二零零四年 十二月 三十一日 (重列) 人民幣千元	預期調整 人民幣千元	於二零零五年 一月一日 2005 (重列) 人民幣千元
資產負債表項目					
於聯營公司之權益	1,658	–	1,658	111	1,769
資產增加				111	
購股權儲備	–	3,492	3,492	–	3,492
累積溢利	75,313	(3,492)	71,821	111	71,932
對權益之總影響		–		111	

應用新香港財務報告準則對本集團於二零零四年一月一日之權益之財務影響概述如下：

	原本呈列 人民幣千元	追溯調整 人民幣千元	重列 人民幣千元
購股權儲備	–	164	164
累積溢利	45,399	(164)	45,235
少數股東權益	–	14,182	14,182
對權益之總影響		14,182	
少數股東權益	14,182	(14,182)	–

2. 應用香港財務報告準則／會計政策之變動－續

以股份支付之款項－續

香港財務報告準則－詮釋 6	參與特定市場、廢棄電力及電子設備產生之負債[3]
香港財務報告準則－詮釋 7	根據香港會計準則第29號「惡性通貨膨脹經濟中的財務報告」採用重列法[4]

1 於二零零七年一月一日或之後開始之年度期間生效。
2 於二零零六年一月一日或之後開始之年度期間生效。
3 於二零零五年十二月一日或之後開始之年度期間生效。
4 於二零零六年三月一日或之後開始之年度期間生效。

3. 會計政策變動影響之概要

上述有關會計政策變動對本年度及過去年度之影響載述如下：

	二零零五年 人民幣千元	二零零四年 人民幣千元
非攤銷商譽	**(2,820)**	–
應佔聯營公司業績減少	**283**	76
稅項減少	**(283)**	(76)
解除一間聯營公司之負商譽	**19**	–
確認以股份支付之款項為開支	**3,617**	3,328
年度溢利減少	**816**	3,328

於截至二零零五年及二零零四年十二月三十一日止年度，應用新香港財務報告準則對收益表項目之影響概述如下：

	二零零五年 人民幣千元
銷售成本增加	**(1,016)**
銷售及分銷成本增加	**(789)**
行政開支增加	**(1,773)**
攤銷商譽減少	**2,820**
應佔聯營公司業績減少	**(39)**
解除一間聯營公司之負商譽減少	**(19)**
年度溢利減少	**(816)**

2. 應用香港財務報告準則／會計政策之變動－續

以股份支付之款項

於本年度，本集團已應用香港財務報告準則第2號「以股份支付之款項」，其規定倘若本集團購買貨品或獲得服務以換取股份或股份之權利（「股本結算交易」），或換取其他資產（價值相等於指定股份數目或股份之權利）（「現金結算交易」），則確認開支。香港財務報告準則第2號對本集團之影響主要涉及於歸屬期內，使用有關授予本集團董事、僱員及客戶及本集團聯營公司之僱員之購股權之公平值（於授出購股權當日釐定）。於應用香港財務報告準則第2號前，本集團並無確認該等購股權之財務影響，直至彼等獲行使為止。本集團已對在二零零五年一月一日或之後授出之購股權應用香港財務報告準則第2號。就該等於二零零五年一月一日前授出之購股權而言，本集團選擇不對在二零零二年十一月七日或之前授出及於二零零五年一月一日前予以歸屬之購股權應用香港財務報告準則第2號。然而，本集團仍需對在二零零二年十一月七日之後授出及於二零零五年一月一日尚未歸屬之購股權，追溯性地應用香港財務報告準則第2號。比較數字已予重列（有關財務影響，見附註3）。

本集團及本公司並未提早應用以下已頒佈但尚未生效之新香港財務報告準則及香港財務報告準則詮釋（「香港財務報告準則－詮釋」）。本公司董事已開始考慮該等新香港財務報告準則及香港財務報告準則詮釋之潛在影響。除香港會計準則第39號及香港財務報告準則第4號（修訂）在財務擔保合約（規定財務擔保起初以公平值計量）方面對財務報表具潛在影響外，董事估計採納此等新財務報告準則及香港財務報告準則詮釋可對日後編製及呈報業績及財務狀況之方法不會構成任何重大變動。本集團及本公司仍未能合理推測香港會計準則第39號及香港財務報告準則第4號（修訂）的影響程度。

香港會計準則第1號（修訂）	資本披露[1]
香港會計準則第19號（修訂）	精算損益、集團計劃及披露[2]
香港會計準則第21號（修訂）	於外地經營投資淨額[2]
香港會計準則第39號（修訂）	預測集團內公司間交易之現金流量對沖會計處理[2]
香港會計準則第39號（修訂）	選擇以公平值入賬[2]
香港會計準則第39號及香港財務報告準則第4號（修訂）	財務擔保合約[2]
香港財務報告準則第6號	礦產資源開採及評估[2]
香港財務報告準則第7號	金融票據：披露[1]
香港財務報告準則－詮釋4	釐定安排是否包括租賃[2]
香港財務報告準則－詮釋5	終止運作、復原及環境修復基金產生權益之權利[2]

2. 應用香港財務報告準則／會計政策之變動

於本年度，本集團已首度應用多項由香港會計師公會(「香港會計師公會」)頒佈，並於二零零五年一月一日或之後開始之會計期間生效之新香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(統稱為「新香港財務報告準則」)。應用新香港財務報告準則導致綜合收益表、合併資產負債表及權益變動綜合報表之呈列方式有變。尤其是少數股東權益及應佔聯營公司税項之呈列已有所改變。呈列之變動已追溯性地應用。採納新香港財務報告準則已導致本集團在以下方面之會計政策有所變動，影響到本會計年度及過去會計年度之業績應如何編製及呈列：

業務合併

於本年度，本集團已應用香港財務報告準則第3號「業務合併」，這對於協議日期為二零零五年一月一日或之後之業務合併有效。於過去年度，收購產生之商譽乃於其估計可使用年期內撥作資本及攤銷。本集團已應用香港財務報告準則第3號之過渡性條文。就之前於資產負債表內撥作資本之商譽而言，於二零零五年一月一日，本集團將有關累積攤銷之賬面值人民幣977,000元撇銷，並相應地減少商譽之成本(見附註16)。本集團由二零零五年一月一日起已不再攤銷該商譽，且該商譽將每年最少進行一次減值測試。於二零零五年一月一日後因收購而產生之商譽，乃於初步確認後按成本減累積減值虧損(如有)計量。由於是項會計政策變動，故本年度並未扣除任何有關商譽之攤銷。二零零四年之比較數字並未予以重列(有關財務影響，見附註3)。

本集團於被收購人之可予識別資產及負債之公平淨值中之權益，超過成本之數額(前稱為「負商譽」)

根據香港財務報告準則第3號「業務合併」，本集團於被收購人之可予識別資產、負債及或然負債之公平淨值中之權益，超過收購成本之任何數額(「收購時貼現」)，均即時於進行收購之期間，在損益賬內確認。去年，因收購一間聯營公司而產生之負商譽人民幣111,000元，乃呈列為應佔一間聯營公司資產淨值之扣減數額，並於五年(即所收購可予折舊資產之餘下加權平均可使用年期)按直線基準撥入收入內。根據香港財務報告準則第3號之相關過渡性條文，本集團於二零零五年一月一日不再確認負商譽。本集團已對其保留盈利人民幣111,000元作相應調整。

1. 本公司一般資料－續

公司名稱	註冊成立或成立／經營地點	已發行及繳足股本／註冊資本	本公司持有已發行股本／註冊資本面值百分比		主要業務
			直接	間接	
深圳市中軟資源技術服務有限公司*****（「中軟資源深圳」）	中國	人民幣5,000,000元	－	50.9%（附註2）	提供資訊科技及外包服務
上海中軟資源技術服務有限公司*****（「中軟資源上海」）	中國	人民幣3,000,000元	－	30.6%（附註2）	提供資訊科技及外包服務

* 國際公司
** 有限責任公司
*** 全資外資企業
**** 中華人民共和國事業單位
***** 中外企業

概無附屬公司於二零零五年十二月三十一日或年內任何時間持有任何債務證券。

附註：

1. 於二零零五年十二月三十一日前，並無向這附屬公司注入資本。

2. 該等附屬公司均由中軟資源北京直接持有，而中軟資源北京則由Chinasoft (HK)直接持有51%權益。

1. 本公司一般資料－續

公司名稱	註冊成立或成立／經營地點	已發行及繳足股本／註冊資本	本公司持有已發行股本／註冊資本面值百分比 直接	間接	主要業務
中軟國際(杭州)信息技術有限公司(「中軟杭州」)***	中國	5,000,000港元	–	100%	提供解決方案、資科技外包、資訊科技顧問服務、軟件發展及獨立買賣軟件及硬件產品
中軟總公司計算機培訓中心****	中國	人民幣500,000元	–	100%	提供資訊科技顧問及培訓服務
中軟國際(昆明)信息技術有限公司***(「中軟昆明」)	中國	無(附註1)	–	100%	尚未開業
北京中軟資源信息科技服務有限公司***(「中軟資源北京」)	中國	800,000美元	–	51%	提供資訊科技及外包服務

1. 本公司一般資料

本公司乃於二零零零年二月十六日根據第22章開曼群島公司法(一九六一年法例三(經綜合及修訂))在開曼群島註冊成立為獲豁免有限公司。

本公司股份於二零零三年六月二十日起在香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)上市。

本公司之註冊辦事處及主要營業地點均於年報之「公司資料」一節披露。

財務報表均以人民幣(與本集團之功能貨幣相同)列值。

本公司為一間投資控股公司,本集團之主要業務為發展及提供解決方案、提供資訊科技諮詢、培訓、外包及獨立銷售之軟件及硬件產品。

本公司附屬公司於二零零五年十二月三十一日之詳情如下:

公司名稱	註冊成立或成立/經營地點	已發行及繳足股本/註冊資本	本公司持有已發行股本/註冊資本面值百分比		主要業務
			直接	間接	
Chinasoft International Holdings Limited*	薩摩亞群島/香港	1美元	100%	–	投資控股
Chinasoft International (Hong Kong) Limited (「Chinasoft (HK)」) **	香港	100港元	–	100%	投資控股及獨立買賣軟件及硬件產品
北京中軟國際信息技術有限公司 (「北京中軟」) ***	中國	人民幣50,000,000元	–	100%	提供解決方案、資訊科技外包、資訊科技顧問服務、軟件發展及獨立買賣軟件及硬件產品
中軟國際(廣州)信息技術有限公司 (「中軟廣州」) ***	中國	5,000,000港元	–	100%	提供解決方案、資科技外包、資訊科技顧問服務、軟件發展及獨立買賣軟件及硬件產品

截至二零零五年十二月三十一日止年度

	2005 人民幣千元	2004 人民幣千元 （重列）
融資業務		
已付股息	**(7,892)**	(6,286)
給予一間關連公司之貸款	**(1,450)**	–
償還銀行貸款	**–**	(10,000)
已付一間附屬公司之少數股東之股息	**–**	(1,500)
償還一位股東之款項	**(41)**	–
用於融資業務之現金淨額	**(9,383)**	(17,786)
現金及現金等值項目增加（減少）淨額	**28,216**	(10,086)
年初之現金及現金等值項目	**74,029**	84,074
匯率變動之影響	**(2,159)**	41
銀行結存及現金年終之現金及現金等值項目	**100,086**	74,029

截至二零零五年十二月三十一日止年度

	附註	二零零五年 人民幣千元	二零零四年 人民幣千元 （重列）
經營業務			
除税前溢利		**48,714**	39,052
就下列各項之調整：			
應佔聯營公司業績		**(1,790)**	(1,143)
財務費用		**25**	104
利息收入		**(548)**	(442)
無形資產之攤銷		**2,950**	702
商譽之攤銷		**–**	977
解除一間聯營公司之負商譽		**–**	(19)
物業、廠房及設備之折舊		**3,646**	2,370
呆賬撥備		**9,264**	3,768
存貨撥備		**1,181**	653
購股權開支		**3,578**	3,298
營運資金變動前之經營現金流量		**67,020**	49,320
存貨減少（增加）		**12,113**	(27,819)
貿易及其他應收賬款增加		**(17,882)**	(91,744)
貿易及其他應付賬款（減少）增加		**(11,613)**	72,112
應付票據（減少）增加		**(1,633)**	25,466
來自業務之現金		**48,005**	27,335
已付利息		**(25)**	(104)
已付中國企業所得税		**(3,696)**	(2,767)
來自經營業務之現金淨額		**44,284**	24,464
投資業務			
已收聯營公司股息		**1,768**	1,000
僱員償還貸款		**310**	721
已收利息		**548**	442
收購一家附屬公司	30	**15,214**	365
增添開發成本		**(5,424)**	(5,890)
購入專門技術		**(500)**	(6,222)
購入軟件		**(120)**	–
購入物業、廠房及設備		**(11,421)**	(5,386)
成立聯營公司		**(2,300)**	–
收購聯營公司		**(4,200)**	(1,444)
抵押存款增加		**(560)**	(350)
用於投資業務之現金淨額		**(6,685)**	(16,764)

權益變動綜合報表

截至二零零五年十二月三十一日止年度

	母公司之權益持有人應佔												
	股本 人民幣 千元	股份溢價 人民幣 千元	可予發行股份 人民幣 千元 (附註30)	換算儲備 人民幣 千元	購股權儲備 人民幣 千元	一般儲備金 人民幣 千元 (附註29)	法定企業擴充基金 人民幣 千元 (附註29)	法定盈餘儲備金 人民幣 千元 (附註29)	法定社會福利基金 人民幣 千元 (附註29)	累積溢利 人民幣 千元	總計 人民幣 千元	少數股東權益 人民幣 千元	總計 人民幣 千元
於二零零四年一月一日(按原本呈列)	33,920	45,080	–	49	–	1,074	589	–	–	45,399	126,111	–	126,111
更改會計政策之影響(見附註3)	–	–	–	–	164	–	–	–	–	(164)	–	14,182	14,182
於二零零四年一月一日(重列)	33,920	45,080	–	49	164	1,074	589	–	–	45,235	126,111	14,182	140,293
海外業務兌換產生外匯差額及未於綜合收益表中確認之收益淨額	–	–	–	41	–	–	–	–	–	–	41	–	41
應佔一間聯營公司權益變動	–	–	–	–	–	176	–	–	–	(176)	–	–	–
年度溢利	–	–	–	–	–	–	–	–	–	32,205	32,205	3,006	35,211
年度確認之總收入	–	–	–	41	–	176	–	–	–	32,029	32,246	3,006	35,252
確認以權益償付的以股份支付之款項	–	–	–	–	3,328	–	–	–	–	–	3,328	–	3,328
發售新股(見附註27(a))	3,048	41,446	–	–	–	–	–	–	–	–	44,494	–	44,494
收購一間附屬公司之額外權益	–	–	–	–	–	–	–	–	–	–	–	(17,188)	(17,188)
支付二零零四年股息	–	(1,341)	–	–	–	–	–	–	–	(5,443)	(6,784)	–	(6,784)
於二零零四年十二月三十一日	36,968	85,185	–	90	3,492	1,250	589	–	–	71,821	199,395	–	199,395
更改會計政策之影響(見附註3)	–	–	–	–	–	–	–	–	–	111	111	–	111
於二零零五年一月一日(重列)	36,968	85,185	–	90	3,492	1,250	589	–	–	71,932	199,506	–	199,506
海外業務兌換產生外匯差額及未於綜合收益表中確認之收益淨額	–	–	–	(2,137)	–	–	–	–	–	–	(2,137)	–	(2,137)
應佔一間聯營公司之權益變動	–	–	–	–	–	184	–	–	–	(184)	–	–	–
年度溢利	–	–	–	–	–	–	–	–	–	39,656	39,656	3,340	42,996
年度確認(開支)收入總額	–	–	–	(2,137)	–	184	–	–	–	39,472	37,519	3,340	40,859
發售新股(見附註27(b))	1,848	35,487	–	–	–	–	–	–	–	–	37,335	–	37,335
收購附屬公司時可予發行股分	–	–	24,420	–	–	–	–	–	–	–	24,420	–	24,420
收購附屬公司	–	–	–	–	–	–	–	–	–	–	–	10,692	10,692
確認股本結算並以股份支付之款項	–	–	–	–	3,617	–	–	–	–	–	3,617	–	3,617
於購股權失效時從購股權儲備轉撥至累積溢利	–	–	–	–	(11)	–	–	–	–	11	–	–	–
分配	–	–	–	–	–	139	139	63	32	(373)	–	–	–
支付二零零五年股息	–	–	–	–	–	–	–	–	–	(7,394)	(7,394)	–	(7,394)
於二零零五年十二月三十一日	38,816	120,672	24,420	(2,047)	7,098	1,573	728	63	32	103,648	295,003	14,032	309,035

於二零零五年十二月三十一日

	附註	二零零五年 人民幣千元	二零零四年 人民幣千元 （重列）
資本及儲備			
股本	27	38,816	36,968
儲備	29	256,187	162,427
母公司之權益持有人應佔權益		295,003	199,395
少數股東權益		14,032	—
總權益		309,035	199,395

第62至第110頁之財務報表已於二零零六年三月三十日經董事會批准，並由以下人士代表董事會簽署批准刊發：

陳宇紅博士
董事

邱達根
董事

合併資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 人民幣千元	二零零四年 人民幣千元 （重列）
非流動資產			
物業、廠房及設備	14	**23,288**	11,682
無形資產	15	**18,003**	14,909
商譽	16	**79,168**	27,226
於聯營公司之權益	17	**8,303**	1,658
預付租賃款項	35	**216**	–
		128,978	55,475
流動資產			
存貨	18	**22,670**	34,485
貿易及其他應收賬款	19	**182,113**	163,955
關連公司欠款	20	**1,815**	1,978
貸款予一間關連公司	35	**1,450**	–
貸款予僱員	21	**–**	310
抵押存款	22	**1,653**	1,093
銀行結存及現金	23	**100,086**	74,029
		309,787	275,850
流動負債			
貿易及其他應付賬款	24	**98,270**	100,321
應付票據	23	**26,781**	28,414
欠一名股東款項	25	**9**	50
應付股息予股東		**–**	498
應付稅項		**2,846**	1,426
		127,906	130,709
流動資產淨值		**181,881**	145,141
總資產減流動負債		**310,859**	200,616
非流動負債			
遞延稅項負債	26	**1,824**	1,221
		309,035	199,395

截至二零零五年十二月三十一日止年度

	附註	二零零五年 人民幣千元	二零零四年 人民幣千元 （重列）
營業額	7	**382,275**	293,896
銷售成本		**(264,279)**	(213,243)
毛利		**117,996**	80,653
其他營運收入		**4,649**	802
銷售及分銷成本		**(18,918)**	(10,613)
行政開支		**(44,564)**	(27,401)
呆壞賬撥備		**(9,264)**	(3,768)
無形資產攤銷		**(2,950)**	(702)
商譽攤銷		**–**	(977)
財務費用	8	**(25)**	(104)
應佔聯營公司業績		**1,790**	1,143
解除一間聯營公司之負商譽		**–**	19
除税前溢利		**48,714**	39,052
税項	9	**(5,718)**	(3,841)
年度溢利	10	**42,996**	35,211
應佔：			
母公司之權益持有人		**39,656**	32,205
少數股東權益		**3,340**	3,006
		42,996	35,211
股息	12	**7,394**	6,784
每股盈利	13		
基本		**人民幣0.0556元**	人民幣0.0487元
攤薄		**人民幣0.0543元**	人民幣0.0485元

Deloitte.
德勤

致Chinasoft International Limited全體股東
(中軟國際有限公司)
(於開曼群島註冊成立之有限公司)

本核數師已審核刊載於第62頁至第110頁根據香港公認會計原則編製有關中軟國際有限公司(「貴公司」)及其附屬公司(「貴集團」)之綜合財務報表。

董事及核數師之個別責任

貴公司董事須負責編製真實及公允之綜合財務報表。在編製該等真實及公允之綜合財務報表時,董事必須選擇及貫徹採用適當之會計政策。

本核數師之責任乃根據審核工作之結果,對該等財務報表作出獨立意見,並將此意見向全體股東作出報告,惟本報告不得作其他用途。本行概不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師乃按香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與綜合財務報表所載數額及披露事項有關之憑證,亦包括評估董事於編製該等綜合財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合 貴集團之具體情況及有否貫徹運用並作出足夠之披露。

本核數師於策劃及進行審核工作時,均以取得一切認為必需之資料及解釋為目標,使本核數師能獲得充份之憑證,從而就該等綜合財務報表是否存有重大之錯誤陳述作合理之確定。在作出意見時,本核數師亦已衡量該等綜合財務報表所載之資料在整體上是否足夠。本核數師相信本核數師之審核工作已為下列意見建立合理之基礎。

意見

本核數師認為,該等財務報表均真實及公允地反映 貴集團於二零零五年十二月三十一日之財務狀況,及截至該日止年度之溢利及現金流動情況,並按照香港公司條例之披露要求而妥善編製。

德勤・關黃陳方會計師行
執業會計師
香港

二零零六年三月三十日

核數師之酬金

本公司之審核委員會負責考慮委任外聘核數師，並審核由外聘核數師履行之任何非審核職能，包括該等非審核職能會否對本公司構成任何潛在重大不利影響。回顧年內，本集團須就外聘之服務，包括核數、盡職審查及其他顧問服務而向彼等支付總額約1,600,000港元。

內部控制

於回顧年內，本公司已定期審核其內部控制系統，以確保其效率及足夠程度。本公司定期舉行會議，商討有關財務、業務及風險管理控制。

投資者關係

本公司已遵照創業板上市規則之規定向股東披露一切所需資料，並定期與傳媒及投資者會面。本公司對股東之提問，亦迅速給予回覆。董事會每年舉行股東周年大會，與股東見面並回答查詢。

公信性及審核

董事均負責監督各財政期間之賬目編製，真實公平地反映出本集團於期內之財務狀況、相關業績及現金流量狀況。於編製截至二零零五年十二月三十一日止年度賬目時，董事已揀選適合之會計政策，並貫徹採用；採用與本集團業務有關及與財務報表相關之適當香港財務報告準則(「香港財務報告準則」)及香港會計準則(「香港會計準則」)；作出審慎合理之判斷及估計，以及按持續基準編製賬目。

審核委員會

本公司已於二零零三年六月二日成立審核委員會，並已根據創業板上市規則附錄十五所載企業管治常規守則之規定修訂其書面職權範圍。審核委員會之主要職責為審核及監管本集團之財務申報程序及內部控制系統。於截至二零零五年十二月三十一日止年度內，審核委員會由兩名獨立非執行董事何寧先生及曾之杰先生，以及非執行董事陳琦偉博士(直至彼於二零零五年十一月十七日辭任，並由獨立非執行董事歐陽兆球先生替代)組成。審核委員會主席為何寧先生。歐陽兆球先生作為審核委員會成員已被梁永賢博士所替代，由二零零六年三月二十二日起生效。

本集團截至二零零五年十二月三十一日止年度之未經審核季度、中期業績及經審核年度業績，均已由審核委員會審核。審核委員會認為，該等業績乃根據適當之會計準則及規定編製，並已作出足夠披露。

回顧年內，審核委員會舉行了四次會議。有關審核委員會會議之出席詳情如下：

成員姓名	於二零零五年出席會議之次數	出席率
何寧先生	4	100%
曾之杰先生	4	100%
陳琦偉博士	4	100%
歐陽兆球先生	—	不適用
梁永賢博士	—	不適用

有關薪酬委員會會議之出席詳情如下：

董事姓名	於二零零五年出席會議之次數	出席率
唐敏女士	1	100%
陳宇紅博士	1	100%
何寧先生	1	100%
曾之杰先生	1	100%
歐陽兆球先生	1	100%
梁永賢博士	–	不適用

董事會認為董事現時之任期及酬金水平屬公平合理，並決議於截至二零零六年十二月三十一日止年度再度檢討。

本公司於二零零三年六月二日採納購股權計劃，作為吸引、挽留及鼓勵能幹且合資格員工（包括董事）之獎勵。有關購股權計劃詳情，載於財務報表附註30。應付董事之酬金，將視乎彼等各自於僱用合約（如有）下之合約條款而定，或按薪酬委員會之推薦建議釐定。有關董事酬金詳情，載於財務報表附註11。

董事提名

回顧年內，董事會舉行了一次會議，以考慮董事之委任及免職。有關董事提名會議之出席詳情如下：

成員姓名	於二零零五年出席會議之次數	出席率
唐敏女士	1	100%
陳宇紅博士	1	100%
邱達根先生	1	100%
歐陽兆球先生	1	100%

於二零零五年四月本公司召開股東週年大會前，董事會決議，根據本公司組織章程細則的規定，崔輝博士及劉征先生應在股東週年大會上退任及膺選連任。

於二零零五年十一月十七日，董事會決議，唐振明博士及王暉先生（分別為主管本集團人力資源及人員培訓與產品及解決方案開發的本集團高級管理層）已獲委任為執行董事，以肯定彼等的經驗、專業知識及對本集團的貢獻。

唐敏女士及崔輝博士均為本公司主要股東CNSS的董事。自二零零三年十二月起，陳宇紅博士及崔輝博士已獲委任為CNSS的高級副總裁。邱達根先生亦為拿督邱達昌之胞弟。拿督邱達昌為已於二零零六年三月二十二日辭任的非執行董事。邱達根先生及邱達昌先生均為本公司主要股東遠東的董事。除上述者外，董事會成員之間概無任何其他關係。

本公司委任之三名獨立非執行董事，均具備合適及足夠經驗及資歷以履行彼等之職責，藉以保障股東權益。各獨立非執行董事每年會向本公司確認其獨立性，故本公司根據上市規則第3.13條，認為該等董事為獨立董事。

主席及行政總裁

董事會的主席(由唐敏女士擔任)及行政總裁(由董事總經理陳宇紅博士擔任)職能分開。唐女士負責董事會的領導及組織，而陳宇紅博士則主管本集團整體業務運作的管理。

委任非執行董事

唐敏女士、崔輝博士及邱達根先生由二零零六年三月二十二日起獲重新指派為非執行董事，為期兩年，惟可由本公司或其本人發出一個月通知終止。陳永正先生由二零零六年三月二十二日起獲委任為非執行董事，為期兩年，惟可由本公司或其本人發出一個月通知終止。劉征先生之非執行董事任期於二零零五年六月二十日屆滿並已延續，惟可由本公司或其本人發出一個月通知終止。陳琦偉博士及邱達昌先生已分別辭任非執行董事，由二零零五年十一月十七日及二零零六年三月二十二日起生效。

薪酬委員會

本公司於二零零五年六月二十八日成立薪酬委員會。回顧年內，委員會主席為唐敏女士，其他成員包括何寧先生、陳宇紅博士、曾之杰先生及歐陽兆球先生，其中唐敏女士及陳宇紅博士為執行董事，其餘三位成員為獨立非執行董事，梁永賢博士已由二零零六年三月二十二日起替代歐陽兆球先生。

薪酬委員會之角色及職能包括釐定全體執行董事之具體薪酬配套，包括實物利益、退休金權利及補償金(包括因離職或終止委任而應付之任何補償)，以及就非執行董事之薪酬，向董事會作出推薦建議。薪酬委員會將考慮之因素計有可資比較公司所支付之薪金、董事願意付出之時間及職責、本集團其他部門之僱用條件，以及以表現為本之薪酬制度可取之處。

於截至二零零五年十二月三十一日止年度內，舉行了四次董事會會議，而各董事之出席情況如下：

董事姓名	於二零零五年出席董事會會議之次數	出席率
執行董事：		
陳宇紅博士	4	100%
王暉先生	–	不適用
唐振明博士	–	不適用
彭江先生	4	100%
非執行董事：		
唐敏女士	4	100%
崔輝博士	4	100%
邱達根先生	4	100%
陳永正先生	–	不適用
劉征先生	4	100%
邱達昌先生	4	100%
陳琦偉博士	4	100%
獨立非執行董事：		
何寧先生	4	100%
曾之杰先生	4	100%
歐陽兆球先生	4	100%
梁永賢博士	–	不適用

董事會目前負責企業策略及發展、監督本集團的業務運作、財務報告、董事委任、遵守法規、風險管理、主要收購、出售及資本交易等事宜。董事會轉授予管理層之主要企業事宜包括：編製年度及中期賬目供董事會批核、執行董事會採納之業務策略及倡議方案，以及執行內部控制系統。

有關本公司主席及其他董事之背景及資歷等詳情，已載於本年報內「董事會報告」一節內。全體董事已付出足夠時間關注本集團之事務。各執行董事具備合適資格及足夠經驗，故能勝任其職位，以致可有效地履行其職責。

企業管治常規

本公司董事會相信，企業管治對本公司之成功至為重要，故本公司已採納不同措施，確保維持高標準之企業管治。本公司已遵循創業板上市規則附錄15所載的企業管治常規守則(「企業管治常規守則」)之守則條文的指引，執行其企業管治措施。於回顧期內，本公司已遵守企業管治常規之所有守則條文，尤其在董事會的管理、財務報告、與股東的溝通及召開股東大會的程序方面。

董事之證券交易

本公司已根據嚴格程度不遜於創業板上市規則第5.48至5.67條所載之交易標準規定之條款，採納有關董事證券交易之行為守則。經向全體董事作出具體諮詢後，於截至二零零五年十二月三十一日止年度，董事已遵守有關行為守則，以及有關董事之證券交易之交易標準規定及行為守則。

董事會

於回顧年內及直至本報告刊發日期為止，本公司董事會包括：

執行董事：

陳宇紅博士	
王暉先生	(於二零零五年十一月十七日獲委任)
唐振明博士	(於二零零五年十一月十七日獲委任)
彭江先生	(於二零零六年三月二十二日辭任)

非執行董事：

唐敏女士(主席)	(前任執行董事及於二零零六年三月二十二日獲重新指派為非執行董事)
崔輝博士	(前任執行董事及於二零零六年三月二十二日獲重新指派為非執行董事)
邱達根先生	(前任執行董事及於二零零六年三月二十二日獲重新指派為非執行董事)
劉征先生	
陳永正先生	(於二零零六年三月二十二日獲委任)
邱達昌先生	(於二零零六年三月二十二日辭任)
陳琦偉博士	(於二零零五年十一月十七日辭任)

獨立非執行董事：

何寧先生	
曾之杰先生	
梁永賢博士	(於二零零六年三月二十二日獲委任)
歐陽兆球先生	(於二零零六年三月二十二日辭任)

核數師

本公司將於股東週年大會上提呈一項續聘德勤•關黃陳方會計師行為本公司核數師之決議案。

承董事會命

董事總經理
陳宇紅博士

北京，二零零六年三月三十日

購回、出售或贖回本公司上市證券

本公司或其附屬公司於回顧年度概無購回、出售或贖回本公司任何上市證券。

優先購股權

本公司之細則或開曼群島法律概無條文規定本公司須按比例向現有股東授予新股。

保薦人權益

按本公司保薦人東英亞洲有限公司(「東英亞洲」)根據創業板上市規則第6.36條及第18.75條所更新及通知之資料，東英亞洲或其董事、僱員或聯繫人士於二零零五年十二月三十一日概無於本公司之股本中擁有任何權益。

根據本公司與東英亞洲於二零零三年六月九日訂立之協議，東英亞洲已就及將就其於二零零三年六月二十日至二零零五年十二月三十一日(或直至協議根據當中所載之條款及條件予以終止之日)期內出任本公司之保留保薦人而收取費用。

競爭權益

於二零零五年十二月三十一日，當時之執行董事崔輝博士擁有CNSS已發行股本約1.34%之權益。崔輝博士亦擔任CNSS之董事。此外，唐敏女士(執行董事及於二零零六年三月二十二日獲重新指派為非執行董事)及陳宇紅博士(執行董事)分別自二零零零年八月及二零零四年四月起獲CNSS委任為董事。儘管董事認為CNSS之主要業務現時並無與本集團之主要業務構成直接競爭，然而本集團及CNSS亦經營提供資訊科技外包業務。

除上文所披露者外，於二零零五年十二月三十一日，本公司各董事及各管理層股東及其各自之聯繫人士(定義見創業板上市規則)概無於任何與本集團業務構成競爭或可能構成競爭之業務擁有權益。

結算日後事項

於本集團綜合資產負債表日期二零零五年十二月三十一日後發生之事件列表載於財務報表附註36。

名稱	權益性質	股份概約數目（百萬）	本公司已發行股本總額之概約百分比
Joseph Tian Li（附註6）	受控制公司之權益	39.79	5.43%
ITG Venture Capital Limited（「ITG」）（附註7）	實益權益	36.94	5.04%
周琦（附註7）	受控制公司之權益	36.94	5.04%

附註：

1. 中國軟件被視為於其持有約99.3%總投票權之附屬公司CS&S (HK)擁有權益之股份中擁有權益。CS&S (HK)擁有權益認購之股份數目包括23,248,302股根據由Chinasoft (HK)及CS&S (HK)於二零零五年四月二十八日訂立之收購協議（須履行一項條件及行使現金選擇權）而可向其發行之股份。

2. Chinasoft (HK)及CS&S (HK)乃訂立收購本公司權益協議之訂約方，該協議包含有關限制出售所購入權益之條款，而Chinasoft (HK) 被視為擁有CS&S (HK)根據證券及期貨條例第318條所擁有之股份權益。

3. 本公司執行董事邱達根先生及非執行董事邱達昌先生（於二零零五年十二月三十一日）乃由遠東科技提名。邱達根先生及邱達昌先生為遠東科技之董事。

4. IFC及微軟各自擁有根據與本公司訂立日期為二零零五年九月二十六日之認購協議而同意認購之97,250,000股系列A優先股，並在滿足該認購協議所載之先決條件後，轉換該些股份後可予發行之97,250,000股股份之權益。

5. Yang Haimo先生控制Authorative股東大會上超過三份一投票權之行使，因而被視為於Authorative所持有之股份中擁有權益。

6. Prosperity之全部已發行股本之實益擁有者為Joseph Tian Li先生。Joseph Tian Li先生被視為於Prosperity所持有之股份中擁有權益。

7. ITG之全部已發行股本之實益擁有者為周琦先生。周琦先生被視為於ITG所持有之股份中擁有權益。

除上文所披露者外，於二零零五年十二月三十一日，概無其他本公司之股份或相關股份之權益或淡倉須載入根據證券及期貨條例第336條所存置之登記冊內。

主要股東

於二零零五年十二月三十一日，就董事所知，除董事或行政總裁外，以下人士於本公司擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司披露之權益。

股份好倉

名稱	權益性質	股份概約數目（百萬）	本公司已發行股本總額之概約百分比
CS&S (HK)（附註1）	實益權益	199.01	27.17%
中國軟件（附註1）	受控制公司之權益	199.01	27.17%
Chinasoft (HK)（附註2）	一致行動人士之權益	199.01	27.17%
遠東科技（附註3）	實益權益	169.89	23.2%
IFC（附註4）	實益權益	97.25	13.28%
微軟（附註4）	實益權益	97.25	13.28%
Authorative Industries Limited（「Authorative」）（附註5）	實益權益	57.49	7.85%
Yang Haimo（附註5）	受控制公司之權益	57.49	7.85%
Prosperity International Investment Corporation（「Prosperity」）（附註6）	實益權益	39.79	5.43%

中國軟件委聘北京中軟為中國軟件一名客戶的管理系統軟件開發及技術項目提供軟件及安裝服務，代價為人民幣1,374,107元。

北京中軟將負責向中國軟件的客戶提供自行開發的軟件，以及安裝、售後及升級服務。

7. 於二零零五年十二月一日訂立一項貸款協議，據此，北京中軟賽博中文信息技術有限公司（其註冊資本的30%由中國軟件持有，因此為中國軟件的聯繫人士及本公司的關連人士）向北京中軟借入一筆人民幣1,450,000元的無抵押及不計息款項，為期六個月。

本公司已就第3、4及5項項下的交易（惟尚未就第1、2、6及7項項下的交易）遵守根據創業板上市規則第20章的披露規定。

除本文披露者外，概無其他交易須根據創業板上市規則的規定披露為關連交易及／或持續關連交易。

主要客戶及供應商

於年內，本集團五大客戶的應佔營業總額佔本集團營業總額的30%以下。而本集團之最大客戶佔本集團營業總額約7%。

於本年度，本集團五大供應商的應佔採購總額佔本集團採購總額約21%，而本集團最大供應商則佔本集團採購總額約5%。

本公司之董事、彼等之聯繫人士或任何股東（指據董事所知擁有本公司5%以上股本權益之股東）並無於本集團五大供應商或客戶中擁有任何權益。

4. 與微軟的商業協議

協議日期	:	二零零五年九月二十六日
訂約各方	:	本公司 微軟，其已訂立協議以認購本公司的可兑換優先股，並預期於本公司的股東大會上持有10%以上的投票權，因此為本公司的關連人士。

本公司與微軟訂立為期三年的協議，並同意運用微軟若干軟件產品以推動與提供軟件解決方案相關的收益，從而協助本公司於中國擴展其資訊科技服務業務。根據該項協議，本公司將由微軟認購本公司可兑換優先股的截止日期起計三年分別達致目錄收益3,000,000美元、4,500,000美元及6,750,000美元。

該項商業協議構成本公司的持續關連交易。於截至二零零八年十二月三十一日止三年，該項商業協議項下擬進行的交易金額年度上限為4,180,000美元、5,830,000美元及8,350,000美元。

5. 收購北京中軟資源的49%股權

協議日期	:	二零零五年十一月十五日
訂約各方	:	CS&S(HK) Chinasoft (HK)

本公司的附屬公司Chinasoft (HK)同意向本公司的主要股東CS&S(HK)收購北京中軟資源的餘下49%股權。收購代價為：

(a) 於完成日期後14日內支付20,940,000港元；

(b) 如北京中軟資源截至二零零五年十二月三十一日止年度的除税及少數股東權益後但扣除特殊項目前的經審核綜合純利不少於人民幣12,000,000元，則另加10,470,283港元；及

(c) 如北京中軟資源及其附屬公司於二零零六年三月三十一日的資訊科技外包人員數目不少於該等人員於二零零五年四月二十八日(有關北京中軟資源51%股權的收購協議日期)的數目，則再加10,470,283港元。

6. 向中國軟件一名客戶提供軟件及服務

協議日期	:	二零零五年十一月二十一日
訂約各方	:	(1) 中國軟件 (2) 北京中軟

(ii) 北京中軟與中國軟件就於上述第(i)項項下之租賃加入中國北京市海淀區學院南路55號B座5樓的諒解備忘錄

租賃日期	:	二零零五年九月一日
租賃物業之樓面面積	:	合共359.5663平方米
年期	:	二零零五年九月二十日至二零零五年十二月三十一日
月租	:	免租期至二零零五年十月九日 二零零五年十月為人民幣17,403元 二零零五年十一月及十二月各自為人民幣23,731.38元

(iii) 中國北京市海淀區學院南路55號A座9樓的租賃

租賃日期	:	二零零五年二月一日
租賃物業之樓面面積	:	合共609.9331平方米
年期	:	二零零五年三月一日至二零零五年十二月三十一日
月租	:	人民幣40,255.60元
用途	:	作為寫字樓物業

中國軟件為本公司的主要股東，並為上述租賃予本公司附屬公司北京中軟的寫字樓物業的業主。

2. 本集團委聘北京中軟仕園物業管理有限公司(一家由中國軟件持有約41%股權的公司，因而屬中國軟件的聯繫人士及本公司的關連人士)提供管理費合共達人民幣1,141,812.48元的物業管理服務的協議。

3. 收購北京中軟資源的51%股權

協議日期	:	二零零五年四月二十八日
訂約各方	:	CS&S(HK) Chinasoft International (Hong Kong) Limited(「Chinasoft (HK)」)

本公司的附屬公司Chinasoft (HK)同意向本公司的主要股東CS&S(HK)收購北京中軟資源的51%股權。收購代價為向CS&S(HK)發行34,872,453股股份，並在達致一項條件及行使一項現金選擇權後，向CS&S(HK)發行額外23,248,302股股份。

購買股份或債券之安排

除上文所披露者外，於年內任何時間，本公司或其任何附屬公司概無參與任何安排，以便本公司董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。各董事或彼等各自之配偶或十八歲以下之子女概無可認購本公司股份之任何權利，於期內亦無行使任何該等權利。

董事於重要合約之權益及關連交易

除財務報表附註35所披露者外，於本年度年結時或年內任何時間，本公司概無訂立任何涉及本公司、其任何附屬公司、其控股公司或其控股公司任何附屬公司所參與之本集團業務，而董事直接或間接在其中擁有重大權益之重要合約。

關連交易

於年內，本集團已訂立關連交易及持續關連交易如下：

1. 北京中軟國際信息技術有限公司(「北京中軟」)自中國軟件租賃寫字樓物業

   (i) 中國北京市海淀區學院南路55號A座9樓、C座3樓及B座西翼3樓的租賃

租賃日期	:	二零零五年一月一日
租賃物業之樓面面積	:	合共1724.4031平方米
年期	:	二零零五年一月一日至二零零五年十二月三十一日
月租	:	A座9樓為人民幣40,255.58元 C座3樓為人民幣55,735.02元 B座西翼3樓為人民幣16,200元
用途	:	作為寫字樓物業

於二零零五年十二月三十一日，除上文所披露者外，就董事所知，概無本公司董事或主要行政人員擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之本公司或其任何相聯法團(定義見證券及期貨條例第XV部)任何股份、相關股份或相關股份中之權益或淡倉(包括根據證券及期貨條例有關條文被視為或當作由彼等擁有之權益及淡倉)，或須載入本公司根據證券及期貨條例第352條而存置之登記冊內或根據創業板上市規則第5.46條所指上市發行人董事進行交易之規定標準須知會本公司及聯交所之權益或短倉。

於二零零五年十二月三十一日，概無董事於本公司或本集團任何成員公司自二零零五年十二月三十一日(即本公司編製最近已刊發經審核賬目之日期)以來收購或出售或租賃或計劃收購或出售或租賃之任何資產中持有任何直接或間接權益。

於二零零五年十二月三十一日，概無董事於與本集團業務有重大關係之任何有效合約或協議中擁有重大權益。

董事收購股份之權益

截至二零零五年十二月三十一日止年度，概無董事獲授任何購股權以認購本公司股份。於二零零五年十二月三十一日，除上文所披露者外，概無董事擁有認購本公司股份之任何權利。

董事進行證券交易之規定標準

截至二零零五年十二月三十一日止年度，本公司已採納條款不遜於創業板上市規則第5.48至5.67條所載交易規定標準之董事證券交易操守守則。經對所有董事作出特定查詢後，董事已於截至二零零五年十二月三十一日止年度遵守交易規定標準及董事證券交易操守守則。

購股權計劃

於二零零五年十二月三十一日，本集團若干董事及僱員根據購股權計劃連同上文「董事於股份之權益」一節中附註(1)及(2)所載行使已授出購股權之條款獲授予可認購合共62,810,000股股份之購股權尚未行使。於截至二零零五年十二月三十一日止年度，可認購合共530,000股股份之購股權已告失效。

除上文所披露者外，於二零零五年十二月三十一日，概無購股權根據購股權計劃授出、行使或失效。

認購股份之購股權

董事姓名	行使價 (港元)	於二零零五年十二月三十一日尚未行使之購股權數目	佔本公司已發行股本總數百分比	擁有權益之相關股份數目	附註
陳宇紅	0.58	1,200,000	0.16%	6,200,000	(1)
	0.65	5,000,000	0.68%		(2)
崔輝	0.65	500,000	0.07%	500,000	(2)
邱達根	0.65	1,000,000	0.14%	1,000,000	(2)
彭江	0.58	800,000	0.11%	3,800,000	(1)
	0.65	3,000,000	0.41%		(2)
王暉	0.58	1,000,000	0.14%	4,500,000	(1)
	0.65	3,500,000	0.48%		(2)
唐振明	0.58	320,000	0.04%	2,920,000	(1)
	0.65	2,600,000	0.36%		(2)

附註：

(1) 上述購股權於二零零三年八月十三日根據本公司於二零零三年六月二日所採納之購股權計劃(「購股權計劃」)授出，並於二零零三年八月二十七日獲接納。購股權之行使期由授出日期起計，為期十年，惟須受下列條件所限：

行使期 開始	屆滿	可行使購股權數目
13/08/2004	12/08/2013	獲授購股權總數之25%
13/08/2005	12/08/2013	獲授購股權總數之25%
13/08/2006	12/08/2013	獲授購股權總數之25%
13/08/2007	12/08/2013	獲授購股權總數之25%

(2) 上述購股權於二零零四年五月十三日根據購股權計劃授出，並於二零零四年六月十日獲接納。購股權之行使期由授出日期起計，為期十年，惟須受下列條件所限：

行使期 開始	屆滿	可行使購股權數目
13/05/2004	12/05/2014	獲授購股權總數之25%
13/05/2005	12/05/2014	獲授購股權總數之25%
13/05/2006	12/05/2014	獲授購股權總數之25%
13/05/2007	12/05/2014	獲授購股權總數之25%

概無董事與本公司或其任何附屬公司訂立任何可由本集團於一年內免付賠償(法定賠償除外)而可予以終止之服務協議。

有關董事酬金之詳情載於財務報表附註11。除財務報表附註11所披露者外，概無就董事及前董事作出香港法例第32章公司條例第161及161A節所列明之其他薪酬、退休金及任何補償安排。

董事於股份之權益

於二零零五年十二月三十一日，董事於本公司之股份及相關股份及本公司相聯法團(定義見香港法例第571章證券及期貨條例(「證券及期貨條例」)第XV部)之股份中，擁有須根據證券及期貨條例第352條須記錄於本公司根據該條所存置之登記冊內，或根據創業板上市規則第5.46條所指上市發行人董事進行交易之規定標準須知會本公司及聯交所者如下：

本公司股本中每股面值0.05港元股份(「股份」)之好倉

董事姓名	股份數目	佔本公司已發行股本總數概約百分比
陳宇紅	22,967,472	3.14%
崔輝	20,000,000	2.73%
彭江	7,017,838	0.96%
王暉	7,017,838	0.96%
唐振明	10,207,765	1.39%

董事之服務合約

陳宇紅博士、崔輝博士、邱達根先生、彭江先生及唐敏女士各自與本公司訂立服務協議。除另有指明外，該等合約之內容在所有重大方面均完全相同並載列如下：

(i) 各服務合約由二零零三年六月二十日起計為期兩年，而唐敏女士的服務合約則由二零零四年九月三十日起計。所有合約期滿後將繼續生效，直至任何一方向另一方發出不少於三個月之書面通知終止為止，而該通知不可在首次任期兩年屆滿前發出；

(ii) 陳宇紅博士、崔輝博士、邱達根先生及彭江先生各人於首年任期(由二零零三年六月二十日起計)之月薪分別為人民幣40,000元、人民幣10,000元、人民幣10,000元及人民幣35,000元，而唐敏女士由二零零四年九月三十日起之月薪則將為人民幣10,000元，以上薪金須每年由董事會進行檢討。於首年任期屆滿後之期間內，該五名執行董事之薪金須由董事會釐定，而年薪不得多於該董事上一個年度年薪之120%；

(iii) 在董事會批准下，陳宇紅博士、崔輝博士、邱達根先生、彭江先生及唐敏女士各自有權收取管理花紅，管理花紅乃參照於有關財政年度本集團經審核綜合賬目內所示的除税及少數股東權益後非經常項目前之綜合純利(「純利」)而釐定，惟就任何財政年度本集團應付予所有執行董事之管理花紅總額不得超過純利之5%；及

(iv) 該等董事須各自就向其支付管理花紅之決議案放棄投票及不計入法定人數內。

唐振明博士、王暉先生及歐陽兆球先生並無與本集團訂立服務協議。何寧先生及曾之杰先生之年度董事酬金均為60,000港元，而唐振明博士、王暉先生及歐陽兆球先生之每月酬金則分別為人民幣23,500元、人民幣37,500元及5,000港元。邱達昌先生、劉征先生及陳琦偉博士並無就擔任非執行董事而收取任何酬金。

根據委任函，何寧先生及曾之杰先生由二零零三年六月二十日起獲委任為獨立非執行董事，為期兩年，並已於任期屆滿後續任。彼等各自就其職務收取60,000港元之年度酬金。

梁永賢博士於二零零六年三月二十二日獲委任為獨立非執行董事，其職務之年度酬金為60,000港元。

董事

於本年度及截至本報告日之董事如下：

執行董事：

陳宇紅博士（董事總經理）	
王暉先生	（於二零零五年十一月十七日獲委任）
唐振明博士	（於二零零五年十一月十七日獲委任）
彭江先生	（於二零零六年三月二十二日辭任）

非執行董事：

唐敏女士（主席）	（前任執行董事及於二零零六年三月二十二日獲重新指派為非執行董事）
崔輝博士	（前任執行董事及於二零零六年三月二十二日獲重新指派為非執行董事）
邱達根先生	（前任執行董事及於二零零六年三月二十二日獲重新指派為非執行董事）
陳永正先生	（於二零零六年三月二十二日獲委任）
劉征先生	
邱達昌先生	（於二零零六年三月二十二日辭任）
陳琦偉博士	（於二零零五年十一月十七日辭任）

獨立非執行董事：

何寧先生	
曾之杰先生	
歐陽兆球先生	（於二零零六年三月二十二日辭任）
梁永賢博士	（於二零零六年三月二十二日獲委任）

本集團已根據創業板上市規則第5.09條收到各獨立非執行董事就其獨立性而作出之年度確認函。本公司認為所有獨立非執行董事均為獨立。

根據本公司細則第86條，王暉先生、唐振明博士、陳永正先生及梁永賢博士須任職至本公司股東週年大會舉行，且合資格可膺選連任。

根據本公司細則第87條，陳宇紅博士及何寧先生（彼等乃自最後一次選舉以來任職最久之董事）將輪席告退，且合資格可膺選連任。

董事茲提呈本集團截至二零零五年十二月三十一日止年度之年報及經審核財務報表。

主要業務

本公司為一家投資控股公司。其附屬公司之主要業務載於財務報表附註1。於回顧年度，本集團的主要業務沒有重大轉變。

業績及分派

本集團截至二零零五年十二月三十一日止年度之業績載於第62頁綜合收益表內。

董事建議向於二零零六年五月十八日名列股東登記冊之股東派發每股0.025港元(相等於人民幣0.026元)，達18,309,000港元(相等於人民幣19,042,000元)之末期股息。

財務概要

節錄自經審核財務報表之本集團過去五年刊發業績及資產及負債之概要載於第4頁。該概要並不構成經審核財務報表之部分。

可分派儲備

於二零零五年十二月三十一日可供分派予股東之儲備為人民幣109,000,000元。

股本

本公司於本年度之股本變動詳情載於財務報表附註27。

物業、廠房及設備

本集團於本年度之物業、廠房及設備變動詳情載於財務報表附註14。

嚴雋珏女士，62歲，本集團新收購之外包總經理。嚴女士於二零零五年四月二十八日加盟本集團，之前曾於中軟資源任總經理。一九九四年至二零零一年於北大計算機系統工程公司任副總經理，一九九二年至一九九四年於北大培訓中心任主任，一九七七年至一九九二年於北京大學任教師，嚴女士於一九六七年畢業於北京大學。

合資格會計師及公司秘書

*霍銘福先生*為合資格會計師兼本公司之公司秘書。有關其背景資料之進一步詳情請參閱本節上文「高級管理人員」一段。

合規主任

*陳宇紅博士*為本公司之合規主任。有關其背景資料之進一步詳情請參閱本節上文「董事」一段。

曾之杰先生，38歲，於二零零三年四月二十一日獲委任。曾先生於二零零一年六月取得史丹福大學之工商管理碩士學位，而自二零零一年十月起，其一直為重點投資於通訊、電子、軟件及資訊科技服務、半導體及生命科學保健行業之環球創業資金公司華登國際之副總裁。

梁永賢博士，49歲，於二零零六年三月二十二日獲委任。梁博士持有澳洲新南威爾士大學會計博士學位，並為澳洲會計師公會會員、香港會計師公會會員及香港證券專業學會會員。彼為香港理工大學會計及金融學院助理教授及博士研究生導師。梁博士過往曾任一家會計師行之顧問、澳洲Clarles Sturt University及香港城市大學之高級講師。彼於內部審核及銀行企業財務方面擁有逾三年之經驗。

高層管理人員

霍銘福先生，44歲，本公司之合資格會計師及公司秘書。霍先生於核數及財務管理方面擁有二十多年經驗。於二零零四年五月十七日加盟本集團前，為於德國從事企業資源規劃之軟件發展商Portolan Commerce Solutions擔任財務總監。霍先生持有英國工商管理碩士學位，為香港會計師公會資深會員、英國特許公認會計師公會資深會員、英格蘭及威爾斯特許會計師公會會員、香港税務學會資深會員及香港證券學院成員。

鍾鎮銘先生，45歲，中軟國際首席運營官，負責公司的整體運作。擁有18年的IT從業經驗，主要從事服務於政府、電信、金融等行業IT企業的客戶管理、服務、技術與銷售、質量控制和管理、項目管理和客戶支持等工作。加盟集團之前，1996-2005就職於Atos Origin 任項目總監，負責亞太區大型項目以及大客戶管理。1991-1995就職於澳大利亞國防部海軍部任信息技術官。1989-1991任於政府財政部信息技術數據庫負責人。畢業於澳大利亞Wollongong大學計算機數學專業。

崔輝博士，44歲，負責本集團之財務管理。崔博士在企業管理方面擁有約二十年之經驗。崔博士於一九八三年在中國吉林大學畢業，持有經濟學博士學位。於二零零零年四月二十五日加盟本集團之前，崔博士於一九八三年八月至一九九二年四月期間任職中軟總公司之部門副總管；於一九九九年七月至二零零零年一月期間出任副總經理，並於二零零零年擔任中國計算機軟件與技術服務總公司(「中軟總公司」)之副主席。於一九九二年五月至一九九七年十二月期間，崔博士為東方科技(北京)有限公司之總經理。一九九八年一月至一九九九年六月期間，彼為中軟同和系統集成有限公司之董事長兼總經理。於二零零三年十二月，彼獲委任為中軟網絡信息技術有限公司(後來易名為中國軟件)高級副總裁。崔博士現時擔任中國軟件之董事職位。

邱達根先生，31歲，邱先生，31歲，自二零零零年一月加盟本集團以來，彼一直參與管理本集團業務。於一九九六年，邱先生畢業於加利福尼亞州Pepperdine大學商業管理學士學位。邱先生現擔任香港上市公司商會之副主席兼司庫、創新科技協會副總裁，以及中華全國青年聯合會委員會成員。邱先生為遠東集團之董事。彼擔任遠東科技國際有限公司(「遠東科技」)之董事總經理兼行政總裁，並為遠東酒店實業有限公司之非執行董事。

劉征先生，33歲，於二零零二年六月十四日獲委任。由二零零零年四月起，彼已為ITG之總經理。一九九七年至二零零零年期間，彼任鼎榮投資管理公司之總經理。劉先生於一九九二年至一九九七年間任職於中國光大銀行。劉先生於金融業擁有十年工作經驗，彼於一九九二年畢業於中國金融學院，持有經濟學學士學位。

陳永正先生，49歲，為微軟總公司副總裁及微軟大中華區首席執行官。於二零零三年九月加入微軟公司前，陳先生為摩托羅拉公司之中國附屬公司之董事長兼總裁。於二零零一年九月，彼獲委任為摩托羅拉總公司副總裁及摩托羅拉(中國)電子有限公司董事長兼總裁。二零零零年六月至二零零一年九月期間，陳先生任21世紀通(一家於香港聯交所主板上市之公司)之首席執行官。於加入世紀通前，陳先生自一九九二年起於摩托羅拉擔任多個職位，例如摩托羅拉大中華蜂窩基礎設施部的總經理。一九九二年前，彼於美國朗訊(後來之AT&T貝爾實驗室)工作，任職研發經理及市場經理。陳先生持有芝加哥大學工商管理碩士學位及計算機科學與數學雙碩士學位。

獨立非執行董事

何寧先生，47歲，於二零零二年七月二日獲委任。自二零零零年九月起，何先生一直為北京中商建明科技信息有限公司之行政總裁。於一九九七年一月至二零零零年八月期間，彼為美林集團北京代表處之副總裁。於一九九三年七月至一九九六年十二月期間，何先生出任中國證券交易所執行委員會之助理主任。彼亦於一九九零年五月至一九九三年六月期間任職於摩根斯坦利公司。於一九八四年，何先生取得德州大學之工商管理學碩士學位。何先生於中國及美國之投資銀行、直接投資及企業業務管理方面積逾十年經驗。

本公司董事及高級管理層履歷詳情如下：

董事

執行董事

陳宇紅博士，43歲，本公司之董事總經理及行政總裁，負責本集團之整體業務開發，在軟件發展及企業管理方面積逾十年經驗。陳博士於一九九一年持有中國北京理工大學之光學博士學位。於二零零零年四月二十五日加盟本集團前，陳博士於二零零零年出任中軟總公司之副主席，並於二零零三年十二月任中軟網絡信息技術高級副總裁。彼亦獲委任為中軟資源董事。於一九九六年十月至二零零零年四月期間出任研發部經理。於一九九九年至二零零二年三月期間，其亦擔任中軟總公司之聯營公司中軟賽博資源軟件技術(天津)有限公司之董事。一九九一年六月至一九九六年十月期間，彼為中國長城計算機軟件公司之副總經理。

唐振明博士，43歲，高級副總裁，彼負責本集團之人事行政總經理及新收購培訓部。唐博士於二零零零年四月二十五日加入本集團之前，於一九九五年五月至二零零零年三月期間受僱於北京理工大學產業總公司，擔任副總經理，並於一九九三年十二月至一九九五年三月期間受僱於美國W&P公司北京辦事處，擔任辦事處主任。唐博士亦擔任中軟資源及武漢中軟國際董事。於一九八五年，唐博士取得清華大學之汽車工程學士學位，並於一九九四年取得北京理工大學之發動機電子控制博士學位。

王暉先生，33歲，高級副總裁及首席技術官，彼負責設計技術解決方案及諮詢。王先生於一九九五年畢業於天津大學。彼於系統分析及系統基建設計具有六年經驗。王先生於二零零零年四月二十五日加入本集團之前，曾於一九九五年至二零零零年在中國長城計算機軟件公司任職經理。

非執行董事

唐敏女士，61歲，為本公司主席兼中國軟件聯盟之主席及中軟軟件行業協會之副主席。唐女士獲中國北京大學頒授物理學學士學位，擁有計算機科學高級工程師之專業資格。彼於中國之資訊科技業管理層擁有超過30年之經驗。唐女士為中國軟件與技術服務股份有限公司(「中國軟件」)(一間根據中國法律成立之股份有限公司，其A股於上海證券交易所上市)之主席。彼亦於中國軟件之多間附屬公司及聯營公司擔任董事職位，包括中國計算機軟件與技術服務總公司(香港)有限公司(持有本公司已發行普通股總值約24%，以及持有本公司所有股東大會總投票權約18.96%之公司股東)。

業績展望

2005年中國軟件與服務行業取得了長足的進步，並全面向純軟件及服務型供應商轉型。在目前國內需求不斷增加的同時國際化外包業務呈現高速膨脹的態勢下，展望未來公司作為基於中國國內的服務於全球的供應商，要定位於以下3個目標：

1、 國內行業霸主

(1) 充分利用集團於煙草和審計行業的槓杆作用鞏固及推進行業優勢

(2) 實現長期可持續發展及收入

(3) 大力發展於平行行業業務並最終形成行業優勢

(4) 通過兼併收購獲得其他垂直行業的機會

(5) 通過兼併收購和內訓儲備人力資源

(6) 擴展地域優勢

2、 外包領袖企業

(1) 通過兼併收購快速提高企業規模

(2) 努力開拓歐美及日本外包市場

3、 頂尖流程（質量）管理公司

(1) 申請通過CMM5認證

(2) 建立知識庫及完備的人力資源培訓計劃

同時集團計劃繼續融資，以獲得集團收購兼併及發展的資金，使集團能夠高速發展。

3、 再次榮登德勤亞太地區高科技成長最快500家企業

集團很榮幸能夠獲得德勤的邀請參加此項評選，並第二次入選該榜單。

人力資源

於二零零五年十二月三十一日，本公司聘有1,055名僱員，其中901名持有學士學位，截至二零零五年十二月三十一日止年度，本公司支付予員工的總酬金約為人民幣61,894,000元(二零零四年：約人民幣34,139,000元)。

本各部門於二零零五年及二零零四年十二月三十一日的人數概述如下：

部門	二零零五年	二零零四年
管理	**42**	11
財務及行政	**55**	48
研究及開發	**795**	307
銷售，技術支援及市場推廣	**163**	111
總計	**1,055**	477

本公司僱員之酬金水平合理，僱員會根據本公司之整體薪金及花紅政策按其表現獲得獎勵，而薪金及花紅政策將每年作出更新。本集團將遵照香港法例第485章強制性公積金計劃條例規定為其香港員工推行公積金計劃。本集團同時將為其香港員工提供醫療保險計劃。根據有關中國法規，本集團須參與中國有關當地政府機構所施行之員工退休計劃，並為合資格參與計劃之員工作出供款。本集團須作出之供款為此等合資格員工之基本薪金之19%。

技術合作夥伴和提供商。並且武漢中軟國際可將集團的服務推廣到鄰近地區。

至此集團以將本地化業務輻射至華東、華中、華南、西南，未來集團有計劃繼續拓展本地化業務。

四、所獲殊榮：

1、躋身電子政務IT廠商前10強

報告期內第四屆電子政務技術與應用大會在京隆重舉行，會上揭曉了「2005中國電子政務IT100強」榜單，集團榜上有名，以其在電子政務領域的卓越實力和突出業績，脫穎而出躋身前十，位列第八。這已經是中軟國際第四次榮登百強榜單。

此次評選由國內著名的IT雜志《互聯網周刊》舉辦，該項評選以前已經連續三年舉辦了「中國電子政務IT100強調查」活動，在業界贏得了廣泛的關注與好評，並積累了豐富的經驗和真實有效的數據。本年度在前三屆調查的基礎上，《互聯網周刊》優選出3000多家有代表性電子政務IT企業，作為本次調查的樣本筐。

2、第三次獲CCID評定為中國電子政務應用支撐平台第一品牌

憑藉集團的核心競爭力－中軟電子政務中間件Resource One第三次在2004年電子政務應用支撐平台產品中被賽迪顧問評為多項第一：

(1) 市場份額繼續保持市場佔有率第一；

(2) 目前用戶使用的平台產品中位列第一；

(3) 審計行業中市場佔有率第一；

(4) 煙草行業中市場佔有率第一。

集團此次收購行動主要是看中外包行業於國內的長遠發展，根據IDC的資料2004年外包市場約為449,400,000美元，到2008年將達到1,985,400,000美元。集團相信中軟資源將為公司帶來良好的利潤。

2、 *成功收購北京中煙物資電子商務有限公司20%的股權*

北京中煙物資電子商務有限公司(中煙物資)目前除集團以外的另有三家投資方，而此三家投資方都為國家煙草專賣局下屬企業。

在集團收購後此公司目前已更名為中煙信息技術有限公司，將負責所有煙草行業的大型信息化項目未來的維護。目前已開始對「煙草行業生產經營管理決策系統」展開維護。

此次集團收購該公司股權標志著集團和國家煙草局及煙草行業的戰略合作夥伴關係不斷加深，同時集團已經涉足煙草行業的內部業務流程。

3、 *中軟國際(昆明)信息技術有限公司成立*

為能進一步提升於當地的實施和市場運作能力，集團以所誠邀之原昆明方元利科技有限責任公司煙草信息化專業團隊為核心，組建中軟國際(昆明)信息技術有限公司。該公司將重點負責集團於雲南的業務，同時輻射西南地區

雲南省於中國煙草行業佔有重要席位，為國內產煙大戶，擁有「紅塔山」、「雲煙」、「玉溪」等一批全國性知名品牌。集團有信心在該地區取得行業領先地位。

4、 *集團與武漢楚煙信息技術有限公及中國煙草總公司湖北省公司共同組建武漢中軟國際信息技術有限公司*

武漢楚煙信息技術有限公司為亦為中國煙草總公司湖北省公司(下稱湖北中煙)的附屬公司。成立後的武漢中軟國際信息技術有限公司(下稱武漢中軟國際)是湖北省煙草行業的唯一信息

報告期內由集團與微軟聯合成立的中軟-微軟在線實驗室正式啟動，該實驗室主要承擔微軟外包到中國的軟件研發和測試工作。該實驗室是微軟在中國認證的首批外包工作環境之一。聯合在線實驗室之網絡將可以直通美國微軟本部網絡，將會提高集團軟件發展服務質量、效率及對外軟件外包業務承接能力。

同時還為集團另兩大客戶IBM和MOTOROLA提供包括產品測試、開發及運維在內的全面服務。

三、 收購與投資

1、 成功收購北京中軟資源信息科技服務有限公司100%的股權

北京中軟資源信息科技服務有限公司(下稱「中軟資源」)為一間於2004年4月成立於北京的從事外包業務的公司。中軟資源經審核截至2004年12月31日止的除税及少數股東權益後純利為人民幣9,060,000元。中軟資源為微軟在中國的首個策略聯盟夥伴，同時也是IBM在中國的15個核心服務供應商之一，並且擁有微軟、IBM、Oracle、華為技術、惠普、諾基亞、朗訊及CA等一批長期的穩定客戶。

報告期內集團與中國軟件與技術服務(香港)有限公司(下稱「中軟香港)簽訂協議分兩次收購中軟資源51%和49%的股權，其中收購中軟資源51%代價股份將分兩次增發，第一次將在符合收購協議的條件後向中軟香港增發34,872,453股，如中軟資源截至2005年12月31日止的除税及少數股東權益後的經審核綜合純利不少於人民幣12,000,000元，則本公司將再向中軟香港增發23,248,302股，並且中軟香港有權要求本公司支付17,901,193港元，以取代第二次增發的股份。而收購中軟資源49%代價最多為41,881,132港元，分三次支付，第一次20,940,566港元將於完成日期後14日內支付，第二次則將在中軟資源截至2005年12月31日止的除税及少數股東權益後的經審核綜合純利不少於人民幣12,000,000元的情況下再支付10,470,283港元。如截至2006年3月31日止中軟資源的科技外部員工人數不少於2005年4月28日的科技外包人員，則再支付剩餘的10,470,283元。

管理層討論與分析

20、 中標汕頭市勞動和社會保障信息系統應用開發服務合同

汕頭市勞動和社會保障信息系統的建設，主要圍繞著社保和就業服務兩大業務系統應用的各個業務進行，根據各業務系統的特點進行針對性的設計。在本期項目的建設內容如下：

(1) 建設「五險合一」社會保險管理信息系統，按勞動和社會保障部社會保險管理信息系統核心平台二版標準建設新的「五險合一」社會保險管理信息系統，軟件為三層結構，符合本地化需求，具備分級管理功能，並對現有中心城區和潮陽、潮南、澄海、南澳的養老、工傷、失業、生育保險管理信息系統的數據進行遷移，該系統應保證能夠管理目前約60萬參保職工的數據規模及未來6–8年的正常數據增長。

(2) 建設與定點醫院數據交換平台，使各定點醫院HIS系統可以通過平台與醫療保險保險信息系統實時交換數據，進行參保職工的住院結算，建設和維護適應於交換平台的藥品、診療項目、病種三大目錄。

(3) 開發與地税部門的數據交換軟件，使社保中心能及時得到地税部門社保費徵收到帳情況，使地税部門能實時查詢參保單位和參保職工相關信息。

(4) 建立以因特網為依托的勞動保障信息網站。為公眾提供政府公告、政務查詢、辦事程序、辦事指南、政策法規、投訴處理等信息服務，通過互聯網提供方便、快捷、透明的服務，開通網上辦公，實現政務公開。

21、 大力發展軟件外包業務：

集團旗下的北京中軟資源信息科技服務有限公司和中軟賽博資源軟件技術（天津）有限公司為主要從事外包業務的成員，利用其在行業內多年的經驗不斷開拓新業務，同時依然鞏固和挖掘現有客戶的需求。

3) 建設包括全國執法打假快速反應、特種設備安全監管、計量業務監督管理、產品質量監督管理、進境貨物檢驗檢疫電子監管、國家強制性產品認證監管等內容的質檢業務監管系統；建設進境貨物備案審批等內容的質檢業務申報審批系統；建設實施衛生與植物衛生措施協定(WTO/TBT-SPS)國家通報、評議、咨詢及風險預警快速反應等內容的質檢信息服務系統。

4) 建設防護、評估、監控審計、管理等安全系統，同時開展相關標準制定、機房改造和人員培訓等。

目前該報告已通過專家組的論證。同時集團已贏得多個「金質工程」軟硬件環境建設的標案，包括北京市、江蘇省及上海市的大通關骨幹網建設標案。隨著金質工程的逐步展開，集團希望該項目為集團帶來額外的收入。並且國家質量監督檢驗行業也是集團未來重點發展的行業，力求能夠成為冠軍行業。

19、 中標湖北省勞動保障系統統一應用軟件開發和實施項目項目

湖北省「金保工程」一期建設時間是2004-2006年，目標是在地、縣級以上城市初步建成統一的勞動保障信息系統，建成省、市、縣三級勞動保障數據中心，建成連接省、市(省、縣)兩級節點的省級廣域主幹網和城域網，並上聯中央網絡中心，形成安全可靠的中央－省－市(省－縣)三級網絡系統。通過以全國統一的應用系統為基礎，規範和優化現有業務流程，整合五項保險生產區業務數據，實現「同人同城同庫」，實現社會保險與勞動力市場數據統一管理，實現省內跨地市、跨省的社會保險關係轉移、異地就醫和異地離退休人員業務經辦、勞動就業與再就業及相關管理服務的信息交換與共享，實現勞動保障業務信息和統計信息的「網絡掃描」，實現社會保障基金的非現場監督，實現社會公眾對勞動保障事務的有關服務要求，實現與相關部門的橫向信息交換。本次集團所中標的項目為湖北省「金保工程」的主要組成部分。

對於直屬檢驗檢疫局和省(計劃單列市)級質量技術監督局在一個城市的省份,省(計劃單列市)級質量技術監督局通過城域政務網連接到直屬檢驗檢疫局,再由直屬檢驗檢疫局連接到國家質檢總局。

(2) 應用系統建設

「金質工程」應用系統建設是在國家質檢數據中心,公共運行平台建設的基礎上,完成上述「三個系統」的建設以及在此基礎上,採集、積累業務數據,建設「數據庫群」,同時,通過數據挖掘等技術,對數據資源進行深度開發利用,形成決策支持。

「金質工程」應用系統涉及檢驗、檢疫、質量監督、質量管理、認證、認可、標準化、計量等諸多業務範圍,「金質工程」涉及的應用範圍約16類。

「金質工程」的用戶涉及質檢機構內部機構(近4000個)、社會公眾和企業。

「金質工程」(一期)項目建設期為兩年。主要任務是:

1) 充分利用國家電子政務外網,整合建設質檢專網平台,形成連接國家質量監督檢驗檢疫總局(含國家認證認可監督管理委員會及國家標準化管理委員會)與直屬檢驗檢疫局和省(計劃單列市)級質量技術監督機構、試點檢驗檢疫分支局和試點地區地市級質量技術監督機構的廣域網,進一步完善各地節點局域網。

2) 建設國家標準信息數據庫、覆蓋國家總局和各省、地市局的企業質量信用信息數據庫等基礎質檢數據庫。

(2) 每一級審計機構根據審計業務的流程操作，實現審計工作底稿－審計資料卡片－審計資料台帳－審計統計報表－審計資料分析等處理流程。

(3) 提供輔助決策管理功能，為領導宏觀決策提供依據。

(4) 審計管理信息系統的使用者除三級審計機構外，還有相關部門的領導及其他參閱者，每一級審計機構的審計業務功能基本一致，操作者根據所分配到的權限使用相應的功能。

17、承攬首都機場聯網審計工程

首都機場集團公司(Capital Airports Holding Company簡稱CCAH)旗下的北京首都國際機場股份有限公司為一家在香港證券交易所上市的公司。

該方案將在審計署京津冀特派辦和首都機場集團公司之間建立起可靠網絡連接，審計署京津冀特派辦通過對首都機場集團公司的經營管理、對外投資、財務收支等數據進行實時採集和分析，實現對首都機場集團公司財務收支真實、合法、效益的適時監督，做到動態審計與靜態審計、事中審計與事後審計相結合。

隨著中石油和首都機場項目的開始，標誌著集團已開始啟動聯網審計。

18、「金質工程」一期可行性研究報告通過專家論證

集團受國家質量監督檢驗檢疫總局委托為其編寫「金質工程」一期工程可行性研究報告。

「金質工程」建設內容的角度，已經涵蓋了質檢總局未來5年的與業務發展相匹配的信息化建設內容。「金質工程」總體建設規模如下：

(1) 網絡系統建設

質量監督檢驗檢疫業務專網建設為四級結構，中央級：國家質檢總局，第一級：直屬檢驗檢疫局(35個)、省(計劃單列市)級質量技術監督局(36個)。

憑藉集團於審計行業的優勢地位，集團有信心在繼成為「金審工程」一期的總集成商後，再成為「金審工程」二期的總集成商和總服務商。

(3) 與浙江省寧波市審計署「金審工程」咨詢合同

憑藉集團與業界的資深地位，寧波市審計署誠邀本集團作為其戰略夥伴並編寫《寧波市「金審工程」五年規劃》及《寧波市「金審工程」實施方案》。在該方案中集團將為其提供從硬件到軟件及應用的一攬子方案。

(4) 為多家審計署提供「金審工程」培訓

隨著「金審工程」不斷深入，集團不斷的通過不同方式推廣現場審計實施系統和審計實施管理系統。此次與河南省南陽市、陝西省、雲南省、黑龍江審計廳簽訂培訓合同為其提供現場審計實施系統培訓。利用這個機會集團能夠讓客戶更加瞭解集團的產品，為日後的推廣提供足夠的市場支持，並且可以看到的是本來培訓作為一項附屬項目，並不向客戶另行收取費用，而現在培訓已作為獨立的項目，將為集團帶來額外的利潤。

16、承攬中國石油天然氣集團公司審計管理信息系統項目

中國石油天然氣集團公司(下稱「中石油」)是特大型綜合性石油石化企業集團，為國家授權投資的機構和國家控股公司。在中國石油、天然氣生產、加工和市場中佔據主導地位，在美國《石油情報周刊》最大50家世界石油公司排名中，中國石油集團位居第10位，在《財富》雜志2004年公布的世界500強企業排名中為第52位。

集團將為中石油建立審計管理信息系統，最終將實現通過中石油主幹網絡，進行審計管理。其主要功能包括：

(1) 在中石油公司總部建立審計資料處理中心，完成中石油公司三級審計機構對審計基礎信息的分權限處理。

15、「金審工程」推廣全面展開

(1) 集團與陝西省、山西省、河北省、天津市、山東省青島市、安徽省蚌埠市、安徽省淮南市、江蘇省、江蘇省蘇州市、上海市松江區、上海市寶山區、上海市盧灣區、廣東省中山市、廣西省河池市審計廳、廣東省新會市、廣東省珠海市、廣東省佛山市順德區、廣西省、雲南省、海南省審計廳簽訂合同為其部署現場審計實施管理系統。

回顧「金審工程」一期集團為金審工程一期開發的審計管理系統已在國家審計署、25個派出審計局、18個特派辦和部分省地級審計機關部署應用，現場審計實施系統已向全國各級審計機關推廣35000多套，「金審工程」一期建設成果已經發揮明顯的效果和效益。同時由於該系統需要大量服務，作為金審的總服務商，集團亦可獲得可觀收入。

(2) 受國家審計署委托撰寫「金審工程」二期可研報告

集團繼為「金審工程」一期工程的總集成商和總服務商後，再接受國家審計署的委托為其編寫「金審工程」二期可行性研究報告。報告中指出：

金審工程二期建設目標是：全面推廣和完善擴展一期建設的應用系統；實施網絡環境下的計算機聯網審計，初步建成對財政、海關、銀行等重要部門的聯網審計系統；初步建成全國省級以上審計機關資源共享的信息網絡安全系統。初步實現「預算跟蹤+聯網核查」審計模式和「三個轉變」的建設目標，審計效率、質量和水平得到較大提高。初步形成具有中國特色的現代審計方式，為逐步建成中國國家審計信息化系統GAIS (Government Audit Information System)奠定基護。建設周期為2006-2008年。

(3) 與國家審計署簽定OA交換區軟件開發合同

為了依托國家電子政務網絡平台，構建連接署、省級審計機關的局域網，實現系統數據聯網交換，形成全國審計機關和工作系統快速通信、數據交換、資源共享的審計信息化網絡系統的目的。

集團將為其提供在「金審工程」一期搭建好的審計管理系統平台基礎上，依托數據傳輸通道中間件，實現審計管理系統平台上公文、計劃、人事、被審及單位資料庫、審計專家經驗庫、審計方法庫和統計指標模板與報表的數據傳輸與交換。

(4) 與國家審計署簽定AO交換區軟件開發合同

建設AO交換區軟件可以達到以下幾方面目的：

1) 使外出審計人員能夠從審計現場訪問審計機關AO交換區，從交換區中獲取機關事務信息(通知和公告)和對項目的反饋信息；

2) AO交換區的信息來自於審計內網的審計管理系統(OA)，由於審計內網和AO交換區之間物理隔離，本軟件要實現物理隔離環境下，審計內網中審計管理系統和AO交換區軟件之間的數據交換；

3) 幫助外出審計人員向審計機關上報審計項目執行過程中的各種審計現場資料；

4) 將審計現場反饋的信息通過暫存區將數據交換到審計內網的審計管理系統(OA)中。

(5) 與國家審計署簽定現場審計實施系統2005版開發合同

為了使現場審計實施系統軟件在實際審計實施過程中發揮更大的作用，在充分吸收原《現場審計實施系統》推廣應用中提出的反饋意見的基礎上，《現場審計實施系統2005版》在方便用戶使用軟件、增強軟件功能和整體數據處理能力上進行改進，將數據的處理能力提高到單表30萬條數據的水平線上。

14、集團與國家審計署簽定多個合同，「金審工程」取得新進展

(1) 與國家審計署簽定中央預算單位聯網審計軟件開發合同

報告期內集團與國家審計署簽定合同為其開發中央預算單位聯網審計軟件，「金審工程」從單機版轉向聯網版邁出實質性的一步。

該項目的開發目的是為了實現「預算跟蹤，聯網核查」審計模式的改變，對現行的審計方式進行改變，實現定時採集被審計單位數據庫，動態對可疑數據預警，生成預警報告，同時自動轉換成審計中間表，提供給審計人員使用現場審計實施系統(以下簡稱AO系統)進行審計。

該項開發可以分為數據採集和轉換、審計預警、前置服務器基礎管理與初始化和現場審計四個部分。

(2) 與國家審計署簽定開發1托N模式審計管理系統

為了讓市級審計機關及其下屬縣級審計機關共用審計管理系統，節約市、縣級地方審計機關建設審計管理系統的成本，對原有審計管理系統進行改造，使其適用於市、縣級審計機關共用系統的模式(以下簡稱為1托N模式)。金審工程(一期)審計管理系統一托N模式的改造，將本著「統一管理，分布式應用」原則，依托國家電子政務網絡平台，實現在單一的(市級)硬件平台上部署多點(縣級)應用，同時保證各個市、縣應用在邏輯上使用獨立，物理部署上統一。

12、承攬西藏自治區煙草專賣局(公司)辦公自動化系統

此次集團所中標之項目主要包括以下任務：

(1) 公文流轉系統，實現區公司內部業務各部門公文起草和審批辦理過程。

(2) 公文報送系統，實現區公司與4個下屬分公司之間的公文報送和收發功能。

(3) 檔案管理系統，實現區公司文件的檔案的管理。

(4) 個人辦公系統，實現個人日程安批、待辦事項管理、通訊錄和記事本等功能。

(5) 綜合事務系統，實現會議管理和資源管理功能。

(6) 電子郵件系統，建立集中式郵件系統。

13、中標浙江中煙工業公司一號工程數據回傳項目

本項目的目標是通過數據交換引擎、數據交換管理系統等工具產品實現浙江中煙工業公司對國家局數據的訂閱與發布以及省級端數據的訂閱與發布，提供基礎分析與擴展分析兩大類的數據應用。

(1) 基礎分析：本省上報數據分析。

(2) 擴展分析：本省效益數據及本省品牌在商業情況分析。

隨著集團於煙草行業的影響力不斷增加，及對煙草行業的需求準確把握，集團已完全確立了行業主導地位，同時將在煙草行業獲得越來越多的機會。

10、 中標貴州黃果樹煙草集團公司數據中心系統一期工程

建立貴州黃果樹煙草集團公司數據中心系統的目標是實現貴州黃果樹煙草集團公司數據集成，構建一個基於行業現有信息網絡基礎的貴州黃果樹煙草集團公司中心數據庫和數據應用，全面、及時、準確地掌握行業捲煙、規格、產量、銷量、庫存、價格、成本、利潤、流向、人事、科教、安全和黨群等信息以及合同執行情況等基礎數據。

通過該項目建設實現貴州黃果樹煙草集團公司數據大集中，提供各部門、各應用間數據共享和基本數據應用。

系統建成後，中心數據庫將成為貴州煙草工業的區域數據中心和數據樞紐，保持與全行業一致的基礎信息代碼、基礎業務規範和基礎業務指標，為貴州煙草工業實現全面的信息系統集成、供應鏈集成和管理集成奠定基礎。

11、 承接將軍煙草集團有限公司協同辦公項目數據集成及決策支持系統建設項目

該項目主要包括：

(1) 數據集成建設

通過對支撐應用系統的數據庫信息的分類、標引、排序、合併、計算使信息有序化，並進行數據整理、抽取、傳輸、轉換後建立集團數據中心。

(2) 決策支持系統建設。

1)、 基於將軍集團數據中心平台，建立開發實現數據查詢、業務報表、數據分析、經濟運行分析等功能的決策支持系統。

2)、 知識中心建設。建立非結構化的數據中心，實現對非結構化數據的管理和查詢檢索功能。

8、 *中標安徽煙草商業信息管理系統一期工程*

集團在安徽煙草商業信息管理系統工程中，一舉中標。

該項目包括規劃、實施和運行，建立高效、靈活、開放、集成和安全的信息管理平台，為安徽煙草全行業的信息集成和綜合利用建立基礎，滿足安徽煙草內部經管理水平快速進步對信息化的需求，應對外部日益激烈的市場競爭。

項目一期基本目標是採取有效的信息手段建立一套集成的商業企業管理信息系統，實現省市兩級分層管理：通過行業基礎數據管理中心(編碼中心)建立準確、統一的基礎數據標準，並實現動態更新；通過營銷管理系統，建立完整的企業業務信息基礎數據庫，高效、快速的處理和滿足客戶需求；通過專賣管理系統統一管理客戶的出網和入網，加強對煙草市場的管理力度和控制力度；通過客戶管理管理系統，建立企業各級人員的工作平台，滿足企業對各級人員管理和考核要求；通過建立企業數據中心，形成統一和完備的客戶檔案，利用數據倉庫技術集成企業內部和外部數據，進行客戶、市場、產品等分析，為企業各級人員和各部門提供有效的信息和實現決策支持。

9、 *中標廣東煙草商業運行數字化管控系統項目軟件項目*

廣東煙草經營管理分析監控系統的建設目標是：在廣東煙草商業系統建立商業集成數據中心，將各個業務系統的數據進行集成，在此基礎上用商業智能技術開發建設面向省局(公司)的數據查詢、簡單報表統計、數據分析、決策支持平台，從而建立廣東煙草經營管理分析監控系統，讓省局(公司)的決策層、管理層可查、可用、可分析，能通過本系統全面、及時、準確地掌握行業或單位的經營管理狀況，實現對各單位的經營管理的全面、及時、準確的監控和考核，同時為實現對行業經濟運行調控和戰略決策提供準確的、科學的依據。為廣東省煙草行業信息化建設奠定基礎。

集團將為客戶提供以下主要開發：

(1) 綜合統計管理子系統建設：

在確定需求的基礎上清理指標代碼、建立統計報表系統；整理並採集歷史數據；制定統計數據採集規範建立動態數據採集方式。

(2) 經濟運行分析子系統建設：

包括：生成現有業務報表及綜合分析報告；100牌號市場監控、捲煙生成成本監控、重點市場監控及其它需要關注的主題的數據展現與分析；商情地圖的開發。

5、 中標雲南玉溪紅塔數據庫營銷信息系統

此次集團為玉溪紅塔建造的的數據庫營銷系統將達到以下目標：利用先進的信息技術與計算機應用技術成果，通過和紅塔集團內部其它業務系統及職能系統的有機結合，建立一個發展客戶、維持用戶、使潛在客戶成為現實用戶的信息處理與分析平台。在收集客戶市場調查信息、客戶資料信息、客戶經營戰略資源的基礎上，再採集市場、客戶等基本信息，建立快速、全面、準確的客戶服務和市場分析的通道，建立完善的客戶滿意度評估體系。建成後的系統是客戶管理工作的基礎之一，是分析客戶消費趨勢和市場發展趨勢，提高客戶忠誠度、滿意度，鞏固各地市場份額，發現收益最大的客戶的依據。

6、 集團中標雲南中煙工業公司中心數據庫系統

集團中標雲南中煙工業公司中心數據庫項目。此項目是為實現雲南中煙工業公司數據集成，並建立一個基於行業現有信息網絡基礎的雲南中煙工業公司中心數據庫和中心數據庫應用系統。

7、 中標雲南煙草物資配套公司項目

由於雲南省煙草物資配套公司原有的局域網和外網的網絡系統老化，不能再滿足現有工作的需求，集團受委托為其改造軟硬件環境為下一步軟件的需求夯實基礎。

目前該系統可實現：

(1) 國家局和省局級(公司)、工業公司及工業企業，使用系統進行捲煙生產季度計劃分解、下達和取碼；

(2) 工業企業件煙產品下線打碼和回碼；

(3) 工業企業件煙產品出庫掃碼和回碼；

(4) 商業企業件煙產品到貨確認掃碼和回碼；

(5) 工商企業使用工商數採系統進行業務數據採集並上報；

(6) 國家局數據中心和應用展現；

3、 集團贏得湖南省煙草專賣局標案

集團通過為湖南省煙草專賣局提供咨詢服務，贏得其應用集成服務及軟件平台採購項目。

合同規定，集團將為湖南省煙草專賣局建設軟硬件基礎環境建設、咨詢、開發並為其使用人員提供培訓。

主要咨詢及開發包括：

(1) 湖南省煙草商業系統集成總體方案

(2) 湖南省煙草商業系統集成標準與規範

(3) 應用集成軟件環境的建設

4、 集團承攬玉溪紅塔煙草(集團)有限責任公司綜合統計與經濟運行分析系統

雲南玉溪紅塔是國內煙草行業的的領軍人物，尤其在信息化建設上一直都處於同行業的前列。集團於報告期內贏得雲南玉溪紅塔煙草(集團)有限責任公司綜合統計與經運行分析系統標案。

二、於業務方面：

1、 *完成「國家煙草專賣局行業捲煙生產經營決策管理系統」二期工程合同簽定*

集團與本報告期又與7家煙草行業商業企業簽定商業合同，至此集團已完成「國家煙草專賣局行業捲煙生產經營決策管理系統」二期工程所有合同的簽定。

報告期內國家專賣局召開會議對集團「國家煙草專賣局行業捲煙生產經營決策管理系統」二期工程目前實施情況給予了高度的評價。同時國家專賣局已開始應用集團提供解決方案為其服務，並已開始發揮作用。

2、 *「煙草行業捲煙生產經營決策系統」二期部署完成並通過驗收*

煙草行業捲煙生產經營決策管理系統經過二期建設，在行業推廣實施已完成。國家煙草專賣局已於2005年三季度正式開始啟用該系統。

至此煙草行業捲煙生產經營決策系統已的一、二期工程全面完成，此項工程歷時一年半，涉及煙草行業49家法人工業企業，及其103家生產點；33家省局(公司)、373家商業分公司，及其所屬的960個庫點；完成了國家局數據中心與應用展現的開發和部署，為行業統計數據採集建立統一的合法渠道，形成一個集數據採集、審核、查詢、分析、決策管理、信息發布等多項功能於一體的信息平台。為實現「系統集成、資源整合、信息共享」奠定了牢固的基礎，實現了工程初期的設想。

為保證工程的質量集團對已經實施運行的重點企業展開回訪通過此次檢查回訪，要全面掌握現階段工程實施運行情況，收集企業意見和建議，解決系統運行過程中發生的實際問題，促進集團響應能力和服務水平的提高，保證整個系統安全穩定的運行。

四、所獲殊榮

- 躋身電子政務IT廠商前10強
- 第三次獲CCID評定為中國電子政務應用支撐平台第一品牌
- 再次榮登德勤亞太地區高科技成長最快500家企業

一、融資：

1、*成功向微軟和IFC的融資3,500萬美金*

報告期內集團獲得微軟及IFC之戰略性投資，投資總額最高可達3,500萬美元。同時，中軟－微軟在線實驗室也一並正式啟用。

戰略性投資協議簽署儀式在北京市著名的北京飯店內舉行，邀請了多位北京市政府及國家發改委和多位信息產業部政府官員參加。根據協議，微軟及IFC將透過優先股分別向集團投資上限達2,000萬美元及1,500萬美元。首階段微軟和IFC將各投資現金1,000萬美元，共計2000萬美元。未來此二位投資者亦有權再向集團投資1500萬美元。

憑藉此次合作集團將可利用微軟的技術優勢及全球化市場優勢之，並結合集團於中國市場的本土化優勢、廣大用戶群及行業應用軟件與解決方案的優勢，使之發展成為中國最大的軟件服務及信息科技外包服務商之一，晉身世界一流的外包業務提供商，加速集團的國際化進程。

IFC為世界銀行組織成員。此次IFC作為戰略合作夥伴將為集團提供集團發展所需的資金，同時作為世界上以管理著稱的公司，IFC的加入將會提高集團的管理水平。

- 承接將軍煙草集團有限公司協同辦公項目數據集成及決策支持系統建設項目
- 承攬西藏自治區煙草專賣局(公司)辦公自動化系統
- 中標浙江中煙工業公司一號工程數據回傳項目
- 集團與國家審計署簽定多個合同,「金審工程」取得新進展
- 「金審工程」推廣全面展開
- 為多家審計署提供「金審工程」培訓
- 受國家審計署委托撰寫「金審工程」二期可研報告
- 承攬中國石油天然氣集團公司審計管理信息系統項目
- 承攬首都機場聯網審計工程
- 「金質工程」一期可行性研究報告通過專家論證
- 中標湖北省勞動保障系統統一應用軟件開發和實施項目項目
- 中標汕頭市勞動和社會保障信息系統應用開發服務合同

三、 收購與投資

- 成功收購北京中軟資源信息科技服務有限公司100%的股權
- 成功收購北京中煙物資電子商務有限公司20%的股權
- 中軟國際(昆明)信息技術有限公司成立
- 成功組建武漢中軟國際信息技術有限公司

本集團與微軟及IFC在二零零五年九月二十六日於北京簽訂認購協議，以由本公司向微軟及IFC發行價值20,000,000美元之可贖回可兑換優先股。透過有關之策略性投資，本集團將進一步壯大其資本基礎及現金流，以及增強其技術專才及企業管治。

業務回顧

2005年集團取得了驕人的業績，具體表現如下：

一、融資：

- 成功向微軟和IFC的融資3500萬美金

二、於業務方面：

- 完成全部「國家煙草專賣局行業捲煙生產經營決策管理系統」二期工程合同簽定
- 「煙草行業捲煙生產經營決策系統」二期部署完成並通過驗收
- 集團贏得湖南省煙草專賣局標案
- 承攬玉溪紅塔煙草（集團）有限責任公司綜合統計與經濟運行分析系統
- 中標玉溪紅塔數據庫營銷信息系統
- 中標雲南中煙工業公司中心數據庫系統
- 中標雲南煙草物資配套公司項目
- 中標安徽煙草商業信息管理系統一期工程
- 中標廣東煙草商業運行數字化管控系統項目軟件項目
- 中標貴州黃果樹煙草集團公司數據中心系統一期工程

業績

截至二零零五年十二月三十一日止年度，本集團繼續取得驕人業績，營業額約為人民幣382,275,000元，較二零零四年同期增長約30%。本集團之股東應佔純利亦約達人民幣39,656,000元，較二零零四年同期增長約23%。營業額及純利錄得理想成績，乃由於本集團繼續透過擴充其銷售及市務隊伍以增加市場滲透及開發新市場之市場推廣努力，因而維持本集團之良好聲譽、品牌與客戶對本集團之信心，以及其透過收購高增長公司而達致外部增長之一貫政策。

本集團之營業額主要來自提供解決方案、資訊科技外包、資訊科技資詢及培訓服務及銷售可獨立銷售軟件產品，此等業務與截至二零零四年十二月三十一日止年度比較均錄得驚人增長。資訊科技外包顯著增長乃由於在二零零五年八月成功收購主要從事資訊科技外包之北京中軟資源信息科技服務有限公司。

與截至二零零四年十二月三十一日止年度相比，毛利率從27.4%增至30.87%，乃因為用於本集團決心成為領先軟件及解決方案提供者使用之硬件及軟件組合有所不同。本年度內之分銷成本約為人民幣18,918,000元，較去年增長約78%，分銷成本上升主要由於本集團之銷售增加30%及擴充其銷售及分銷隊伍。於報告期內之行政開支約為人民幣44,564,000元，較去年增加約63%，行政成本增加主要由於人員增加、無形資產之折舊及攤銷與研究及市場隊伍擴充(對本集團之業務及發展之進一步擴充乃為必要)所致。

財務資源與流動資金

於二零零五年十二月三十一日，本集團之股東權益約為人民幣309,035,000元。流動資產約為人民幣309,787,000元，其中現金及銀行存款約為人民幣100,086,000元。除遞延税務負債人民幣1,824,000元外，本集團並無重大非流動性負債，而流動負債則約為人民幣127,906,000元，主要為應付賬款及票據及應付税項。本集團之每股資產淨值為人民幣0.42元，而本集團於年結時並無銀行借款。

截至二零零五年十二月三十一日止年度，本集團之銷售及採購大都採用人民幣結算，董事認為潛在外匯風險有限。

於二零零五年十二月三十一日，除本集團已將一銀行存款約人民幣1,653,000元抵押予一間銀行以獲取本集團供應商授出之貿易融資外，本集團並無持有重大資產投資及抵押任何資產。

財務回顧

截至二零零五年十二月三十一日止財政年度，本公司之總營業額約為人民幣382,275,000元，股東應佔溢利淨額約為人民幣39,656,000元，與二零零四年分別約為人民幣293,896,000元及人民幣32,205,000元（根據新香港財務報告準則重列）之營業額及溢利淨額相比，增幅分別約為30%及23%。每股盈利約為人民幣0.0556元，而本公司之每股淨資產則約為人民幣0.42元。

營業額分析

本集團截至二零零五年十二月三十一日止年度按服務及產品分類之營業額分類如下：

產品分類	二零零五年		二零零四年		
	營業額 人民幣千元	比重	營業額 人民幣千元	比重	營業額 增加(減少) %
解決方案	**301,075**	**79%**	240,820	82%	25%
資訊科技外包	**53,034**	**14%**	34,286	12%	55%
資訊科技資詢及培訓服務	**7,552**	**2%**	6,298	2%	20%
銷售可獨立銷售軟件及硬件產品	**20,614**	**5%**	12,492	4%	65%
合計	**382,275**	**100%**	293,896	100%	30%

本集團之業務僅於中國經營以及本集團之資產大部份位於中國，故此並無呈列本集團之地域分類資料。

上市所得款項用途

本公司於二零零三年六月二十日在創業板上市集資淨額約為34,013,000港元。

截至二零零五年十二月三十一日止，本公司動用以下款項以達至售股章程所載的業務宗旨：

主要範圍載於售股章程	按售股章程所載，截至二零零五年十二月三十一日的擬定所得款項用途 百萬元港元	截至二零零五年十二月三十一日動用的實際金額 百萬元港元	可用餘額 百萬元港元
1. 開發全新解決方案及改良本集團現有解決方案	11.00	11.00	–
2. 開發全新可獨立銷售軟件產品及改良本集團現有解決方案	11.00	11.00	–
3. 開發資訊科技諮詢與培訓業務	2.50	3.50	–
4. 開發資訊科技外包業務	3.00	3.00	–
5. 銷售及市場推廣	5.50	5.50	–
	33.00	34.00	–

實際業務進程與業務目標比較

下列所載及截至二零零五年十二月三十一日本集團實際業務進程乃業務相標(按載於二零零三年六月十日刊發的售股章程(「售股章程」))的比較：

主要範圍	主要業務目標載於售股章程	實際業務進程
加強本集團之解決方案	• 就共同開發解決方案而與科技公司組成新業務夥伴／策略聯盟。	• 一直保持與原有夥伴之合作關係，並尋求新夥伴。
開發可獨立銷售之新軟件產品及改良現有可獨立銷售之軟件產品	• 繼續提升現有中間件及應用軟件之特性。	• 已完成。
開發資訊科技咨詢與培訓及資訊科技外包業務	• 繼續監管現有客戶系統及向客戶提供諮詢及培訓服務。	• 已完成。 • 收購中軟資源100%之股權，以增加集團之能力。
銷售及市場推廣	• 派遣僱員出席相關展覽會及會議，以推廣本集團之電子政務解決方案。	• 集團持續參加各類評比，以提高集團知名度。

審計署提供「金審工程」培訓(17)受國家審計署委托撰寫「金審工程」二期可研報告(18)承攬中國石油天然氣集團公司審計管理信息系統項目(19)承攬首都機場聯網審計工程(20)「金質工程」一期可行性研究報告通過專家論證(21)中標湖北省勞動保障系統統一應用軟件開發和實施項目項目(22)承攬新鄉市社會醫療、工傷、生育信息管理系統(23)中標汕頭市勞動和社會保障信息系統應用開發服務合同；

公司成功融資，展開收購兼併，並向純軟件與服務企業轉型。向國際化公司發展同時大力開拓國際市場：

(1)成功向微軟和IFC的融資3500萬美金(2)成功收購北京中軟資源信息科技服務有限公司100%的股權(3)成功收購北京中煙物資電子商務有限公司20%的股權(4)中軟國際(昆明)信息技術有限公司成立(5)成功組建武漢中軟國際信息技術有限公司(6)躋身電子政務IT廠商前10強(7)第三次獲CCID評定為中國電子政務應用支撐平台第一品牌(8)再次榮登德勤亞太地區高科技成長最快500家企業。

業績展望

2005年中國軟件與服務行業取得了長足的進步，在國內需求不斷增加的同時國際化外包業務呈現高速膨脹的態勢。展望未來公司作為基於中國國內的服務於全球的供應商，要定位於以下3個目標：

1. 國內行業霸主
2. 外包領袖企業
3. 頂尖流程(質量)管理公司

感謝

本人謹借此機會向集團之合作夥伴、客戶、供應商及全體同仁表示誠摯謝意，感謝各位一年來的支持和奉獻。並同時與集團全體同仁共勉。

董事總經理
陳宇紅博士

中國，北京
二零零六年三月三十日

本人於此欣然報告，面對國內軟件行業之激烈競爭，集團利用核心技術競爭力，致力於擁有領先優勢之行業，不斷增加在該等行業的市場份額，同時開拓新的行業作為集團持續發展的新基礎。本人謹借此機會與股東分享本集團於2005年之部分財務及業務要點：

經營業績

截至二零零五年十二月三十一日止年度，本公司之營業額及溢利淨額分別約為人民幣382,275,000元及人民幣39,656,000元（二零零四年：約人民幣293,896,000元及人民幣32,205,000元），分別較上年度增長30%及23%，每股盈利約為人民幣0.0556元（二零零四年：人民幣0.0487元）。

董事建議就截至二零零五年十二月三十一日止年度派發每股0.025港元末期股息。

業務回顧

依靠集團自身強大的IT服務能力，報告期內集團獲得了驕人的業績，本人於此欣然報告：

此業績的獲得得益於年初制定的「冠軍行業」的業務開拓策略。在國內電子政務及國有大型企業信息化建設中作主導供應商，在已經深入的行業做冠軍，是本報告期初的業務戰略，現在已經取得了突破性的進展。

執行所制定的「3+1」，即「3個冠軍行業」和「1個泛行業數據中心解決方案的具體戰略策略：煙草、審計和開拓中的質量監督檢驗等行業，以及數據中心解決方案的業務發展，成果喜人：

(1)完成全部「國家煙草專賣局行業捲煙生產經營決策管理系統」二期工程合同簽定(2)「煙草行業捲煙生產經營決策系統」二期部署完成並通過驗收(3)集團贏得湖南省煙草專賣局標案(4)承攬玉溪紅塔煙草（集團）有限責任公司綜合統計與經濟運行分析系統(5)中標玉溪紅塔數據庫營銷信息系統(6)中標雲南中煙工業公司中心數據庫系統(7)中標雲南煙草物資配套公司項目 (8)中標安徽煙草商業信息管理系統一期工程(9)中標廣東煙草商業運行數字化管控系統項目軟件項目(10)中標貴州黃果樹煙草集團公司數據中心系統一期工程(11)承接將軍煙草集團有限公司協同辦公項目數據集成及決策支持系統建設項目(12)承攬西藏自治區煙草專賣局（公司）辦公自動化系統(13)中標浙江中煙工業公司一號工程數據回傳項目(14)與國家審計署簽定多個合同，「金審工程」取得新進展(15)「金審工程」推廣全面展開(16)為多家

12月

- 與江蘇省蘇州市審計局簽訂推廣合同
- 上海市寶山區審計局簽訂推廣合同
- 與上海市盧灣區審計局簽訂推廣合同
- 與浙江省嘉興市審計局簽訂推廣合同
- 與上海市金山區審計局簽訂推廣合同
- 與湖北省審計廳簽訂推廣合同
- 與廣東省珠海市審計局簽訂推廣合同
- 與廣東省順德區審計局簽訂推廣合同
- 與廣東省新會市審計局簽訂推廣合同
- 與廣西省審計廳簽訂推廣合同
- 與雲南省審計廳簽訂推廣合同
- 與海南省審計局簽訂推廣合同
- 承攬西藏自治區煙草專賣局(公司)辦公自動化系統
- 浙江中煙工業公司一號工程數據回傳項目
- 中標汕頭市勞動和社會保障信息系統應用開發服務項目
- 連續第二年獲得德勤亞太高科技成長最快500家企業

9月

- 躋身電子政務IT廠商前10強
- 第三次獲CCID評定為中國電子政務應用支撐平臺第一品牌

10月

- 與山東省青島市審計局簽訂推廣合同
- 與福建省廈門市審計局簽訂推廣合同
- 承攬首都機場聯網審計工程
- 為國家質檢總局撰寫「金質工程」項目初步設計

11月

- 承接將軍煙草集團有限公司協同辦公項目數據集成及決策支持系統建設項目
- 中標貴州黃果樹煙草集團公司門戶網站項目
- 與東莞市審計局簽訂推廣合同
- 承攬新鄉市社會醫療、工傷、生育信息管理系統
- 成功收購北京中軟資源信息科技服務有限公司剩餘之49%的股權

12月

- 與山西省審計局簽訂推廣合同
- 與河北省石家莊市審計局簽訂推廣合同
- 與天津市審計局簽訂推廣合同
- 與安徽省蚌埠市、淮南市審計局簽訂推廣合同

6月

- 與上海市松江區審計局簽訂推廣合同
- 與廣東省中山市審計署簽訂推廣合同
- 承攬中國石油天然氣集團公司審計管理信息系統項目
- 中標多個「金質工程」軟硬件標案

7月

- 「煙草行業生產經營管理決策系統」完成推廣，並基本通過驗收
- 為多家審計署提供「金審工程」培訓
- 中標貴州黃果樹煙草集團公司數據中心系統一期工程
- 中標玉溪紅塔數據庫營銷信息系統

8月

- 受國家審計署委托撰寫「金審工程」二期可研報告

9月

- 成功向微軟和IFC的融資3500萬美金
- 與河北省石家莊市審計局簽訂推廣合同
- 與上海市金山區審計局簽訂推廣合同
- 成功收購北京中煙物資電子商務有限公司20%的股權
- 成功組建武漢中軟國際信息技術有限公司

周年大事記

1月

- 完成全部「國家煙草專賣局行業捲煙生產經營決策管理系統」二期工程合同簽定
- 「金質工程」一期可行性研究報告通過專家論證

3月

- 集團與國家審計署簽定多個「金審工程」開發合同

4月

- 成功收購北京中軟資源信息科技服務有限公司51%的股權
- 與浙江省審計署簽訂推廣合同

5月

- 「煙草行業捲煙生產經營決策系統」二期部署基本完成
- 中標安徽煙草商業信息管理系統一期工程
- 中標雲南煙草物資配套公司項目
- 中軟國際(昆明)信息技術有限公司成立

6月

- 中標廣東煙草商業運行數字化管控系統項目軟件項目
- 與陝西省審計署簽訂推廣合同
- 與江蘇省審計廳簽訂推廣合同
- 與上海市浦東新區審計局簽訂推廣合同

業績

	截至十二月三十一日止年度				
	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零三年 人民幣千元 （重列）	二零零四年 人民幣千元 （重列）	**二零零五年 人民幣千元**
營業額	53,264	114,485	166,055	293,896	**382,275**
除稅前溢利	20,474	22,857	30,798	39,052	**48,714**
稅項	–	–	(2,735)	(3,841)	**(5,718)**
年度純利	10,474	22,857	28,063	35,211	**42,996**
應佔：					
母公司權益持有人	8,899	19,409	23,953	32,205	**39,656**
少數股東權益	1,575	3,448	4,110	3,006	**3,340**
	10,474	22,857	28,063	35,211	**42,996**
股息	–	5,406	–	6,784	**7,394**

資產及負債

	於十二月三十一日				
	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	**二零零五年 人民幣千元**
資產總額	73,232	96,898	183,117	331,325	**438,765**
負債總額	(12,210)	(19,386)	(42,824)	(131,930)	**(129,730)**
少數股東權益	(9,085)	(11,572)	(14,182)	–	**(14,032)**
	51,937	65,940	126,111	199,395	**295,003**

附註：

1. 截至二零零一年十二月三十一日及二零零二年十二月三十一日止兩年各年之業績均摘錄自本公司二零零三年六月十日之售股章程。

2. 截至二零零一年及二零零二年十二月三十一日止兩年各年之資產及負債均摘錄自本公司二零零三年六月十日之售股章程。

3. 過去期間已予調整，以反映財務報表附註3所述之會計政策變動。

註冊辦事處
Century Yard, Cricket Square, Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands
British West Indies

總辦事處及中國主要營業地點
中國
北京市海淀區
學院南路55號
中軟大廈3號樓3層

香港主要營業地點
香港
皇后大道中183號
中遠大廈4607-4608室

網址
www.icss.com.cn

公司秘書
霍銘福先生，*MBA, FCCA, CPA*
CHARTERED ACCOUNTANT, FTIHK, MHKSI

監察主任
陳宇紅博士

合資格會計師
霍銘福先生，*MBA, FCCA, CPA*
CHARTERED ACCOUNTANT, FTIHK, MHKSI

審核委員會
何寧先生
曾之杰先生
梁永賢博士

授權代表
陳宇紅博士
霍銘福先生，*MBA, FCCA, CPA*
CHARTERED ACCOUNTANT, FTIHK, MHKSI

國際核數師
德勤•關黃陳方會計師行

保薦人
東英亞洲有限公司

主要股份過戶登記處
Bank of Butterfield International (Cayman) Ltd.
Butterfield House, 68 Fort Street
P.O. Box 705
George Town
Cayman Islands

香港股份過戶登記處
香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心46樓

主要往來銀行
中國銀行
海淀區支行
海淀區北四環西路58號

東亞銀行有限公司
香港告士打道56號
東亞銀行港灣中心22樓

股票編號
8216

目錄

CHINASOFT INTERNATIONAL LIMITED
中軟國際有限公司*

（於開曼群島註冊成立之有限公司）



2005 年報

(股份代號: 8216)

*僅供識別